     As filed with the Securities and Exchange Commission on June 20, 2000
                                                      Registration No. 333-31156

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                         Post-Effective Amendment No. 1
                                       to
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ---------------

                            YOUNG BROADCASTING INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

              DELAWARE                              4833                            13-3339681
    (State or other jurisdiction        (Primary Standard Industrial             (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)           Identification Number)
                                            599 Lexington Avenue
                                          New York, New York 10022
                                               (212) 754-7070

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                           VINCENT J. YOUNG, CHAIRMAN
                            Young Broadcasting Inc.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 754-7070
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

     ROBERT L. WINIKOFF, ESQ.            W. RONALD INGRAM, ESQ.             PETER F. KERMAN, ESQ.
       IRA I. ROXLAND, ESQ.         The Chronicle Publishing Company     KIMBERLY L. WILKINSON, ESQ.
    Cooperman Levitt Winikoff              901 Mission Street                  Latham & Watkins
      Lester & Newman, P.C.         San Francisco, California 94103   505 Montgomery Street, Suite 1900
         800 Third Avenue                    (415) 777-7179            San Francisco, California 94111
     New York, New York 10022             Fax: (415) 495-5057                   (415) 391-0600
          (212) 688-7000                                                     Fax: (415) 395-8095
       Fax: (212) 755-2839

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

YOUNG BROADCASTING INC.                         THE CHRONICLE PUBLISHING COMPANY

                  Joint Proxy Statement/Prospectus Supplement

                                       To

             Joint Proxy Statement/Prospectus dated March 24, 2000

   This Joint Proxy Statement/Prospectus Supplement is a supplement to, and should be read in conjunction with, the Joint Proxy Statement/Prospectus dated March 24, 2000 (the "Joint Proxy Statement/Prospectus") of Young Broadcasting Inc. and The Chronicle Publishing Company. This Joint Proxy Statement/Prospectus Supplement is not complete and the use thereof without an accompanying Joint Proxy Statement/Prospectus is not authorized by the parties thereto. Terms used in this Joint Proxy Statement/Prospectus Supplement that are defined in the Joint Proxy Statement/Prospectus are used herein as so defined.

   Chronicle Publishing's stockholders are hereby being asked to consider and vote upon, by written consent, a proposed asset purchase agreement, by and between Chronicle Publishing and Young Broadcasting Inc., as further described herein. Chronicle Publishing's board of directors has unanimously approved a merger agreement which provides for the asset purchase agreement with Young and recommends that its stockholders vote FOR approval and adoption of the asset purchase agreement. The proposal is described in more detail in the accompanying Joint Proxy Statement/Prospectus Supplement, which should be read in its entirety before any vote is placed. The form of the asset purchase agreement is attached as Annex A to this Joint Proxy Statement/Prospectus Supplement.

   Any statement contained in the Joint Proxy Statement/Prospectus will be deemed to be modified and superseded to the extent that a statement set forth in this Joint Proxy Statement/Prospectus Supplement or in a document subsequently filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and incorporated by reference herein modifies or supersedes such statement.

                               ----------------

 The date of this Joint Proxy Statement/Prospectus Supplement is June 20, 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
ASSET PURCHASE AGREEMENT.................................................   1
  General................................................................   1
  Registration of Young's Class A Common Stock...........................   1
  Description of Tax Consequences from Asset Purchase....................   2
  Description of Liquidation of Chronicle's Remaining Assets.............   4
  Dissenters' Rights.....................................................   4
CHRONICLE PUBLISHING VOTING REQUIREMENTS.................................   5
PRICE RANGES OF SECURITIES...............................................   6
KRON-TV and BAYTV'S SELECTED FINANCIAL DATA..............................   7
KRON-TV and BAYTV MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.....................................   8
YOUNG UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..................  10
YOUNG SELECTED FINANCIAL DATA............................................  16
YOUNG'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  18
WHERE YOU CAN FIND MORE INFORMATION......................................  24
INDEX TO FINANCIAL STATEMENTS............................................ F-1
ANNEX A--FORM OF ASSET PURCHASE AGREEMENT................................ A-1
ANNEX B--FORM OF STOCKHOLDER WRITTEN CONSENT............................. B-1

                          THE ASSET PURCHASE AGREEMENT

General

   As described in the Joint Proxy Statement/Prospectus, on November 15, 1999, Young and Chronicle Publishing entered into a merger agreement. Chronicle Publishing's closing of the sale of its businesses other than KRON-TV and BayTV was a condition precedent to the respective obligations of Young and Chronicle Publishing to effect the merger contemplated by the merger agreement. Due to pending litigation relating to Chronicle Publishing's newspaper assets, the sale of these other businesses has not yet been completed. As described on pages 9 and 58 of the Joint Proxy Statement/Prospectus, the parties to the merger agreement had the right pursuant to Section 5.21 of the merger agreement to elect to supersede and replace the merger agreement with an asset purchase agreement if all conditions precedent to the parties' obligations to effect the merger, other than the sale of these other businesses, had been satisfied. Pursuant to the merger agreement, Chronicle Publishing has elected to supersede and replace the merger agreement with an asset purchase agreement, the form of which is attached hereto as Annex A.

   Under the terms of the asset purchase agreement, Chronicle Publishing agrees to sell, and Young agrees to purchase, the assets of Chronicle Publishing used primarily in the business of KRON-TV and Chronicle Publishing's interest in the BayTV Joint Venture and Young agrees to assume specified liabilities of Chronicle Publishing relating thereto, for the same consideration contemplated by the merger agreement, as set forth in the Joint Proxy Statement/Prospectus. Chronicle Publishing's interest in the BayTV Joint Venture is subject to a call right by AT&T Broadband and Internet Services. If AT&T exercises its call right, Chronicle Publishing's interest in the BayTV Joint Venture will be sold to AT&T and Young will receive the proceeds from such sale. Under the merger agreement, Chronicle Publishing's stockholders were to receive shares of Young Class A common stock directly from Young. Under the terms of the asset purchase agreement, such consideration will be paid by Young to Chronicle Publishing. Chronicle Publishing's board of directors intends to distribute the Young common stock received in the asset sale to Chronicle Publishing's stockholders on a pro rata basis.

   Because Young and Chronicle Publishing are now proposing to enter into an asset purchase agreement, there are no longer any provisions relating to the conversion of shares of Chronicle Publishing into Young shares, as was contemplated under the plan of merger discussed in the Joint Proxy Statement/Prospectus.

   Pursuant to the asset purchase agreement, Young will agree to assume all tax liabilities (other than income tax liabilities) relating to KRON-TV and the BayTV Joint Venture (subject to AT&T's call right). The escrow amount contemplated in the asset purchase agreement is $30 million, with $15 million (less claims made or any amount paid out of the escrow account) being released to Chronicle Publishing six months after the closing and the remaining amounts (less claims then pending against the escrow) being released one year after closing.

   Except as stated above, the terms, conditions, representations, warranties and covenants contained in the asset purchase agreement are substantially similar to those contained in the merger agreement.

Registration of Young's Class A Common Stock

   The merger agreement provided for, and the asset purchase agreement includes, undertakings of Young to promptly prepare and file with the SEC, and Chronicle Publishing to cooperate in the preparation of, a registration statement of which the Joint Proxy Statement/Prospectus and this Joint Proxy Statement/Prospectus Supplement are a part, covering the shares of Young's Class A common stock issuable upon closing of the asset purchase agreement. Young and Chronicle Publishing have each undertaken to use all reasonable efforts to have the registration statement declared effective as promptly as practicable and to remain effective until after the asset purchase has been completed. The Form S-4 registration statement previously declared effective by the SEC, as amended by the post-effective amendment to the Form S-4 registration statement of which this Joint Proxy Statement/Prospectus Supplement is a part, covers all shares of Young's Class A common stock issuable to Chronicle Publishing under the asset purchase agreement, as well as the subsequent distribution of such shares to the stockholders of Chronicle Publishing following the closing of the asset purchase agreement. Young has also agreed to file a post-effective amendment to the registration statement to permit stockholders of Chronicle Publishing who cannot freely transfer their shares of Young's Class A common stock received in connection with the asset purchase agreement in the absence of such post-effective amendment, to freely transfer their shares.

Description of Tax Consequences from Asset Purchase

 Chronicle Publishing Stockholders

   The following describes the material United States federal income tax consequences of the asset sale and the distribution of the sales proceeds to Chronicle Publishing stockholders that are individuals, trusts and estates. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to Chronicle Publishing stockholders that hold Chronicle Publishing stock as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all of the federal income tax consequences that may be relevant to certain Chronicle Publishing stockholders in light of their particular circumstances, including Chronicle Publishing stockholders subject to the alternative minimum tax. This summary does not address any state, local or foreign tax consequences of the asset sale and the distribution of the sales proceeds to Chronicle Publishing stockholders.

   The Asset Sale. Chronicle Publishing will recognize net gain or loss on the sale of its assets to Young equal to the difference between (i) the fair market value of the consideration that Chronicle Publishing will receive in respect of the assets (which will include the cash, the Young common stock, the right to receive all or part of the amount deposited in the escrow account and the Chronicle Publishing liabilities assumed by Young) and (ii) Chronicle Publishing's adjusted tax basis in such assets. The gain or loss recognized with respect to each asset should generally be long-term capital gain or loss, except with regard to certain ordinary income producing assets and to the extent of depreciation recapture with respect to the sale of some of Chronicle Publishing's assets, which will also produce ordinary income. Chronicle Publishing's basis in the Young common stock and its rights with respect to the escrow account will equal the fair market value of those assets on the date of the asset sale. Chronicle Publishing's holding period with respect to those assets will begin on the day after the asset sale. Chronicle Publishing will not itself be taxable on the income, gain or loss recognized, but Chronicle Publishing stockholders will recognize and be taxed on their respective shares of such income, gain or loss. A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock will be increased to reflect the items of income and gain and decreased to reflect the items of loss that are recognized by Chronicle Publishing and taxable to the Chronicle Publishing stockholders on the asset sale.

   Legislation has been introduced in the United States Senate and passed in the United States House of Representatives that would permit S corporations that use the accrual method of accounting, such as Chronicle Publishing, to use the "installment method" to report gain recognized on an installment sale. If this legislation is enacted, Chronicle Publishing might be able, by treating the escrow agreement as creating an installment sale, to report the sale of a portion of the assets being sold to Young (with a value approximately equal to the initial amount deposited in the escrow account) as qualifying under the installment method. In that event, the portion of the capital gain to be recognized by Chronicle Publishing and taxed to the Chronicle Publishing stockholders which is attributable to that portion of the sales proceeds deposited in the escrow account would be deferred until the amounts deposited in escrow were actually distributable to Chronicle Publishing, and certain Chronicle Publishing stockholders might be required to pay an interest charge with regard to the amount of tax deferred.

   The Escrow Account. The parties have agreed that all of the income earned with respect to the cash deposited in escrow will be for the benefit of Chronicle Publishing, other than the income earned on the amount of any indemnification payments made to Young from the date of Young's submission of the claim for such indemnification through the date of its payment. Accordingly, it is expected that income earned in the escrow account, whether or not currently distributed, will be included in the taxable income of Chronicle Publishing as such income is earned. Further, upon a distribution from the escrow account to or for the benefit of Chronicle Publishing, the amount of such distribution should not be included in the taxable income of Chronicle Publishing except to the extent the amount distributed exceeds the sum of the amount previously reported by Chronicle Publishing with regard to the escrow account upon the asset sale and any income earned in the escrow account which was previously included in the taxable income of Chronicle Publishing. If amounts are distributed from the escrow account to Young, Chronicle Publishing might recognize (i) a capital loss to the extent that those amounts reduce the amount of cash deposited in the escrow account below the amount reported by Chronicle Publishing with respect to the escrow account upon the asset sale, and (ii) an ordinary loss or deduction to the extent those amounts constitute distributions of ordinary income earned in the escrow account and previously taxed to Chronicle Publishing. Chronicle Publishing's adjusted tax basis in its rights to the escrow account will be adjusted to reflect the amounts of income, gain, loss and deduction included in determining Chronicle Publishing's taxable income with respect to the escrow account.

   Chronicle Publishing will not itself be subject to tax on any income, gain or loss with regard to the earnings on and distributions from the escrow account, but Chronicle Publishing stockholders will be subject to tax on their respective shares of such income, gain or loss. A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock will be increased to reflect his respective share of any income or gain and decreased to reflect his respective share of any loss or deduction recognized by Chronicle Publishing with respect to the escrow account.

   Whether or not Chronicle Publishing's rights in the escrow account are distributed to the Chronicle Publishing stockholders (discussed below), a Chronicle Publishing stockholder will be entitled to deduct certain expenses of maintaining the escrow account to the extent that his share of such expenses, together with certain of the stockholder's other expenses, exceeds 2% of the stockholder's adjusted gross income. In addition, an individual with an adjusted gross income in excess of a specified amount is subject to other restrictions with respect to the deduction of such expenses.

   Distribution of Sales Proceeds. Chronicle Publishing will generally recognize gain, if any, but not loss, on the distribution to Chronicle Publishing stockholders of the Young common stock and its rights with respect to the escrow account equal to the difference between the fair market value of those assets and Chronicle Publishing's adjusted tax basis in those assets (which, as described above, will generally equal the fair market value of those assets on the date of the asset sale). Such gain will be capital gain, and, if Chronicle Publishing's holding period with respect to the assets distributed exceeds one year at the time of the distribution, such gain will be long-term capital gain. Chronicle Publishing will not itself be taxable on such gain, but Chronicle Publishing stockholders will be subject to tax on their respective shares of such gain. A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock will be increased to reflect his share of such gain.

   If Chronicle Publishing's rights to the escrow account are distributed to Chronicle Publishing stockholders pursuant to a liquidation of Chronicle Publishing that is completed on or before December 13, 2000, and the escrow is properly treated as an installment obligation, Chronicle Publishing will recognize no gain or loss on the distribution of such rights, and a Chronicle Publishing stockholder will be entitled to report the gain, if any, with regard to such distribution under the installment method. In that event, the portion of capital gain to be recognized by a Chronicle Publishing stockholder attributable to the receipt of a right with respect to the escrow account would be deferred until the amounts deposited in the escrow account were actually distributable to the stockholder, and certain Chronicle Publishing stockholders may be required to pay an interest charge with regard to the amount of tax deferred. Chronicle Publishing stockholders are urged to consult their tax advisors to determine whether using the installment method would be advisable in such a situation.

   Chronicle Publishing has requested a private letter ruling from the Internal Revenue Service that, for purposes of determining the amount of gain recognized by a Chronicle Publishing stockholder upon the receipt of any liquidating distribution made during a taxable year, a Chronicle Publishing stockholder's adjusted tax basis in Chronicle Publishing stock will be determined after giving effect to the adjustments required to be made to the stockholder's basis in his Chronicle Publishing stock for the taxable year, including any adjustments to take into account any income, gain or loss recognized by Chronicle Publishing pursuant to the asset sale. If Chronicle Publishing does not receive the requested ruling, it is possible that a Chronicle Publishing stockholder's tax basis in his Chronicle Publishing stock may not be adjusted to reflect Chronicle Publishing's items of income, gain and loss for the taxable year, including items of income, gain and loss recognized by Chronicle Publishing on the sale of its assets to Young, until the close of Chronicle Publishing's taxable year, which could result in adverse tax consequences to him with respect to distributions received from Chronicle Publishing during the taxable year.

   A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock will be reduced, but not below zero, by the amount of cash and the fair market value of the Young common stock and rights with respect to the escrow account distributed to him. A Chronicle Publishing stockholder will recognize capital gain to the extent that the Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock would be reduced below zero as a result of any such distribution. The gain will be long-term capital gain if the Chronicle Publishing stockholder's holding period in the Chronicle Publishing stock with respect to which the distribution is made exceeds one year on the date of the distribution. Gain must be determined separately for each block of Chronicle Publishing stock (i.e., Chronicle Publishing stock acquired with the same tax basis in a single transaction) with respect to which a distribution is made. A Chronicle Publishing stockholder will recognize no loss on the distribution of some or all of the sales proceeds to him provided that such distribution does not occur as part of a redemption of such stockholder's Chronicle Publishing stock or as part of Chronicle Publishing's final liquidating distribution.

   Each Chronicle Publishing stockholder is urged to consult his own tax advisor regarding the particular United States federal, state, local and foreign income tax consequences of the asset sale and distribution of the sales proceeds to such stockholder.

 Young Stockholders

   There will be no United States federal income tax consequences to holders of Young common stock as a result of the asset sale.

Description of Liquidation of Chronicle's Remaining Assets

   Following the closing of the asset purchase agreement, and following the sale of the San Francisco Chronicle as described below, Chronicle Publishing shall liquidate or otherwise dispose of all of its remaining assets as soon as practicable, shall wind up its affairs, shall pay or adequately provide for the payment of all of its liabilities (including contingent liabilities) and shall distribute to or for the benefit of the stockholders all proceeds in connection with the complete liquidation of Chronicle Publishing's assets. Such distributions may be made as a single distribution or as a series of two or more distributions, at the discretion of the board of directors of Chronicle Publishing. After the payment of, or provision for, all of the Chronicle Publishing's debts and liabilities, the remaining assets of Chronicle Publishing will be distributed, on a pro rata basis, to its stockholders. Distributions may be made as a single distribution or as a series of two or more distributions and shall be made in such amounts, upon such dates and in such manner as the board of directors may determine, and without further action by the stockholders.

   The assets of Chronicle Publishing related to KRON-TV and BayTV will be disposed of pursuant to the asset purchase agreement. Certain assets of Chronicle Publishing, however, including the San Francisco Chronicle (the "Other Assets"), will not be sold pursuant to the asset purchase agreement. Chronicle Publishing currently has an agreement with The Hearst Corporation to sell all of the assets of Chronicle Publishing relating primarily to the Chronicle and the Sfgate, including all of Chronicle Publishing's interest in The San Francisco Newspaper Printing Company. The assets not disposed of, or any liabilities not assumed by Young, pursuant to the asset purchase agreement, and any assets not disposed of in the sale of The San Francisco Chronicle, shall be disposed of when and on terms and subject to such conditions as are deemed in the best interests of the stockholders by the board of directors.

Dissenters' Rights

   Unlike under the proposed merger, as described in the Joint Proxy Statement/Prospectus, there are no dissenters' rights under the proposed asset purchase agreement under Nevada law.

                    CHRONICLE PUBLISHING VOTING REQUIREMENTS

   Chronicle Publishing's stockholders will act on the asset purchase agreement by written consent. This Joint Proxy Statement/Prospectus Supplement is being furnished in connection with the vote of Chronicle Publishing's stockholders on the proposal to approve the asset purchase agreement under which Chronicle Publishing will sell its assets related to KRON-TV and BayTV to Young. Attached hereto as Annex B is the form of shareholder written consent for Chronicle Publishing's stockholders.

   After careful consideration, the Chronicle Publishing board has unanimously approved a merger agreement which provides for the asset purchase agreement with Young and recommends a vote FOR approval of the asset purchase agreement.

   As of June 14, 2000, there were 3,780,000 outstanding shares of Chronicle Publishing common stock held by 61 holders of record. Each share of Chronicle Publishing common stock will be entitled to one vote.

   The approval of the asset purchase agreement will require the affirmative vote of the holders of a majority of the shares of Chronicle Publishing's common stock issued and outstanding. Shares represented that abstain from voting on the proposal to approve the asset purchase agreement will be treated as having been voted against approval of the asset purchase agreement. Chronicle Publishing's directors and executive officers collectively beneficially own 11.8% of the outstanding shares of Chronicle Publishing's common stock. Pursuant to stockholder support agreements which have been entered into with Young, certain stockholders of Chronicle Publishing who control 62.7% of the votes entitled to be cast have agreed to vote all of their shares in favor of the proposal to approve the asset purchase agreement. Chronicle Publishing's directors have expressed their intent to vote their shares in favor of approval of the asset purchase agreement.

                           PRICE RANGES OF SECURITIES

Young

   Young's Class A common stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol YBTVA. The following table sets forth the range of the high and low closing sales prices of the Class A common stock for the periods indicated as reported by Nasdaq:

       Quarters Ended                                              High   Low
       --------------                                             ------ ------
       March 31, 1998............................................ $55.63 $39.00
       June 30, 1998.............................................  65.00  46.50
       September 30, 1998........................................  69.00  33.38
       December 31, 1998.........................................  43.13  22.63
       March 31, 1999............................................ $45.63 $39.50
       June 30, 1999.............................................  44.38  37.75
       September 30, 1999........................................  65.00  40.00
       December 31, 1999.........................................  52.06  38.63
       March 31, 2000 ........................................... $50.00 $19.00
       June 30, 2000 (through June 14, 2000).....................  25.00  18.38

   On June 14, 2000, the last reported closing price of Young class A common stock was $22.00. On that date, there were 69 recordholders of Young common stock, although Young believes that there are other persons who are beneficial owners of Young common stock held in street name.

Chronicle Publishing

   There is not presently, nor has there been in the past, any trading market for Chronicle Publishing's common stock.

   On June 14, 2000, there were 61 recordholders of Chronicle Publishing common stock.

                   KRON-TV AND BAYTV SELECTED FINANCIAL DATA

   The information in the following tables should be read in conjuction with "KRON-TV and BayTV's Management Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this prospectus.

                                                      For the Three Months
                                                              Ended
                                                            March 31,
                                                     ------------------------
                                                        1999         2000
                                                        ----         ----
                                                     (Unaudited)  (Unaudited)
Statement of Operations Data:
Net revenues (1).................................... $26,439,606  $35,702,694
Operating expenses, including selling, general and
 administrative expenses............................  14,326,142   15,882,283
Amortization of program license rights..............   3,227,122    2,873,199
Depreciation and amortization.......................   1,063,211    1,413,980
Operating income....................................   7,823,131   15,533,232
Interest expense....................................         --           --
Minority interest...................................         --           --
Other (expenses) income, net........................    (125,222)    (158,698)
                                                     -----------  -----------
Net income.......................................... $ 7,697,909  $15,374,534
                                                     ===========  ===========
Other Financial Data:
Cash flow provided by operating activities.......... $10,849,375  $19,824,242
Payments for program license liabilities............ $ 3,470,760  $ 2,774,499
Broadcast cash flow (2)............................. $ 8,642,704  $17,045,912
Broadcast cash flow margin..........................        32.7%        47.7%
Operating cash flow (3)............................. $ 8,642,704  $17,045,912
Capital expenditures................................ $ 1,279,405  $ 2,803,812
Balance Sheet Data (as of end of period)
Total assets........................................ $57,670,791  $59,076,202
Long-term debt (including current portion)                   --           --
Divisional equity................................... $38,684,598  $43,394,865

--------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. KRON-TV and BayTV have included broadcast cash flow data because such data are commonly used as measures of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the KRON-TV and BayTV combined financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(3) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. KRON-TV and BayTV have included operating cash flow data because such data are used by investors to measure a company's ability to service debt. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the KRON-TV and BayTV combined financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 KRON-TV and BAYTV'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Operating Results for Quarter Ended March 31, 2000

   The following table sets forth certain combined operating data for KRON-TV and BayTV for the quarters ended March 31, 1999 and 2000.

                                                              Three months
                                                             ended March 31,
                                                             -----------------
                                                              1999      2000
                                                             -------   -------
                                                               (dollars in
                                                               thousands)
Operating income............................................ $ 7,823   $15,533
Add:
  Amortization of program license rights....................   3,227     2,873
  Depreciation and amortization.............................   1,063     1,414
Less:
  Payments for program license liabilities..................  (3,471)   (2,774)
                                                             -------   -------
Broadcast cash flow......................................... $ 8,642   $17,046
                                                             =======   =======
Broadcast cash flow margin..................................    32.7 %    47.7 %

   Set forth below are the principal types of television revenues received by KRON-TV and BayTV for the periods indicated and the percentage contribution of each type to total gross revenues, as well as agency and national sales representative commissions paid thereon.


                                                Three months ended March
                                                           31,
                                               -------------------------------
                                                   1999             2000
                                               --------------   --------------
                                               Amount     %     Amount     %
                                               -------  -----   -------  -----
                                                 (dollars in thousands)
     Revenues
       Local.................................. $12,684   40.5 % $15,008   35.3 %
       National...............................  14,597   46.6    20,071   47.2
       Network compensation...................   1,925    6.1     1,936    4.5
       Political..............................       0    0.0     3,211    7.5
       Subscription fees......................     942    3.0     1,144    2.7
       Production/other.......................   1,192    3.8     1,186    2.8
                                               -------  -----   -------  -----
         Total................................ $31,340  100.0 % $42,556  100.0 %
     Commissions..............................  (4,900) (15.6)   (6,853) (16.1)
                                               -------  -----   -------  -----
     Net operating revenues................... $26,440   84.4 % $35,703   83.9 %
                                               =======  =====   =======  =====

Results of Operations

 Quarter Ended March 31, 2000 Compared to Quarter Ended March 31, 1999

   Net operating revenue for the quarter ended March 31, 2000 was $35.7 million, an increase of $9.3 million or 35.2% compared to $26.4 million for the quarter ended March 31, 1999. Gross revenues for national advertising grew by $5.5 million or 37.7% while gross revenues for local advertising grew by $2.3 million or 18.1%. The automotive and retail categories were each $1 million higher in the first quarter of 2000 versus the same period last year. Total advertising by internet companies in the first quarter of 2000 was $5.1 million compared to $1 million for the same period last year, an increase of $4.1 million or 410%. Gross political revenue from the California presidential primary was $3.2 million for the first quarter of 2000. There was no political advertising in the first quarter of 1999.

   Operating expenses, including selling, general and administrative expenses for the quarter ended March 31, 2000 were $15.9 million, compared to $14.3 million for the same period last year, an increase of $1.6 million or 11.2%. The increase was primarily attributable to management incentive compensation earned as a result of the station exceeding its revenue and operating income goals for the quarter.

   Amortization of program license rights for the quarter ended March 31, 2000 was $2.9 million compared to $3.2 million for the quarter ended March 31, 1999, a decrease of approximately $300,000 or 9.4%. Amortization was lower in the first quarter of 2000 due to the cancellation of three syndicated shows, which were replaced by two new syndicated shows and an additional hour of NBC network programming at lower cost.

   Depreciation of property and equipment was $1.4 million for the quarter for the quarter ended March 31, 2000, versus $1.1 million for the comparable period last year. The increase is attributable primarily to the purchases of HDTV and digital broadcast equipment in 1998 and 1999.

   KRON-TV's payments for program license fees were $2.8 million for the quarter ended March 31, 2000 compared to $3.5 million for the same period in 1999. The cancellation of three shows--Hard Copy, Howie Mandel, and Live with Regis and Kathie Lee--accounted for the reduction.

   Net income for the quarter ended March 31, 2000 was $15.4 million versus $7.7 million for the first quarter of 1999, an increase of $7.7 million or 100%.

   Broadcast cash flow for the quarter ended March 31, 2000 was $17.0 million versus $8.6 million for the first quarter of 1999, an increase of $8.4 million or 97.7%.

   NBC announced in February 2000 that the NBC affiliation for the San Francisco-Oakland-San Jose television market would move to KNTV in San Jose beginning in 2002.

Liquidity and Capital Resources

   Cash provided from operating activities for the quarter ended March 31, 2000 was $19.8 million compared to cash provided from operating activities of $10.8 million for the quarter ended March 31, 1999. The changes in net cash flows from operating activities are primarily the result of the increase in net income for the quarter ended March 31, 2000 as compared to the quarter ended March 31, 1999.

   Cash used in investing activities for the quarters ended March 31, 2000 and 1999, of $2.8 million and $1.3 million, respectively, related exclusively to the purchase of property and equipment.

   The remaining net cash provided from operations, after the purchase of capital expenditures, was transferred to Chronicle Publishing. Excess net cash, after meeting working capital needs and purchasing capital expenditures, transferred to Chronicle Publishing was $17.5 million for the quarter ended March 31, 2000 compared to $8.6 million for the quarter ended March 31, 1999.

            YOUNG UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

              Unaudited Pro Forma Combined Statement of Operations

                                  For the Year Ended December 31, 1999
                          --------------------------------------------------------
                             Young      KRON and BAY-TV
                          Broadcasting    Acquisition   Adjustments     Pro forma
                          ------------  --------------- -----------    -----------
                             (dollars in thousands, except per share data)
Operating Data:
  Gross revenue.........  $   327,192      $154,418      $    --       $   481,610
  Less commissions......       46,533        24,268                         70,801
                          -----------      --------      --------      -----------
Net revenues............      280,659       130,150                        410,809
                          -----------      --------      --------      -----------
Operating expenses......       64,843        41,204                        106,047
Amortization of program
 rights.................       47,690        12,794                         60,484
Selling, general and
 administrative
 expenses...............       50,131        18,749                         68,880
Depreciation and
 amortization...........       47,983         5,004        25,632 (1)       78,619
Corporate overhead......        8,227           --            --             8,227
Non-cash compensation
 paid in Common Stock...       19,102           --            --            19,102
                          -----------      --------      --------      -----------
Total operating
 expenses...............      237,976        77,751        25,632          341,359
                          -----------      --------      --------      -----------
Operating income........       42,683        52,399       (25,632)          69,450
                          -----------      --------      --------      -----------
  Interest expense......      (62,981)          --        (59,320)(2)     (122,301)
  Minority interest in
   loss of BayTV........          --            450           --               450
  Other (expenses)......       (1,244)         (626)                        (1,870)
                          -----------      --------      --------      -----------
(Loss) income before
 provision for income
 taxes..................      (21,542)       52,223       (84,952)         (54,271)
Provision (benefit) for
 income taxes...........          --            --            --               --
                          -----------      --------      --------      -----------
Net income (loss).......  $   (21,542)     $ 52,223      $(84,952)     $   (54,271)
                          ===========      ========      ========      ===========
Basic loss per common
 share..................  $     (1.59)                                 $     (3.11)
                          ===========                                  ===========
Basic shares used in EPS
 calculation............   13,588,108                                   17,476,896
                          ===========                                  ===========


       See Notes to Unaudited Pro Forma Combined Statement of Operations.

                          Notes to Unaudited Pro Forma
                        Combined Statement of Operations

                      For the Year Ended December 31, 1999

(1) Reflects the amortization of intangible assets associated with the KRON and BayTV merger over a 40 year period and increased annual depreciation resulting from the newly acquired property and equipment depreciated over new estimated useful lives. In addition, reflects the amortization expense of the new debt financing costs related to the New Senior Credit Facility.
(2) Reflects the drawdown of approximately $688.0 million from the New Senior Credit Facility at the assumed rate of 8.5% and the increased rate of the New Facility.

              Unaudited Pro Forma Combined Statement of Operations

                               For the Three Months Ended March 31, 2000
                          --------------------------------------------------------
                             Young      KRON and BAY-TV
                          Broadcasting    Acquisition   Adjustments     Pro forma
                          ------------  --------------- -----------    -----------
                             (dollars in thousands, except per share data)
Operating Data:
  Gross revenue.........  $    84,549       $42,556      $    --       $   127,105
  Less commissions......       12,385         6,853                         27,337
                          -----------       -------      --------      -----------
Net revenues............       72,164        35,703                        107,867
                          -----------       -------      --------      -----------
Operating expenses......       16,558        10,779                         27,337
Amortization of program
 rights.................       16,359         2,873                         19,232
Selling, general and
 administrative
 expenses...............       13,882         5,104                         18,896
Depreciation and
 amortization...........       10,866         1,414         7,341 (1)       19,621
Corporate overhead......        2,494           --                           2,494
Non-cash compensation
 paid in Common Stock...          339           --                             339
                          -----------       -------      --------      -----------
Total operating
 expenses...............       60,498        20,170         7,341           88,009
                          -----------       -------      --------      -----------
Operating income........       11,666        15,533        (7,341)          19,858
                          -----------       -------      --------      -----------
  Interest expense......      (15,521)          --        (14,830)(2)      (30,351)
  Gain on the sale of
   station..............       15,651           --            --            15,651
  Minority interest in
   loss of BayTV........          --            --                             --
  Other (expenses)
   income...............         (411)        (159)           --              (570)
                          -----------       -------      --------      -----------
Income before provision
 for income taxes.......       11,385        15,374       (22,171)           4,588
Provision (benefit) for
 income taxes...........        1,500           --                           1,500
                          -----------       -------      --------      -----------
Net income..............  $     9,885       $15,374      $(22,171)     $     3,088
                          ===========       =======      ========      ===========
Basic income per common
 share..................  $      0.73                                  $      0.18
                          ===========                                  ===========
Basic shares used in EPS
 calculation............   13,501,943                                   17,390,731
                          ===========                                  ===========



       See Notes to Unaudited Pro Forma Combined Statement of Operations.

                          Notes to Unaudited Pro Forma
                        Combined Statement of Operations

                   For the Three Months Ended March 31, 2000

(1) Reflects the amortization of intangible assets associated with the KRON and BayTV acquisition over a 40 year period and increased annual depreciation resulting from the newly acquired property and equipment depreciated over new estimated useful lives. In addition, reflects the amortization expense of the new debt financing costs related to the New Senior Credit Facility.
(2) Reflects the drawdown of approximately $688.0 million from the New Senior Credit Facility at the assumed rate of 8.5% and the increased rate of the New Facility.

                   Unaudited Pro Forma Combined Balance Sheet
                                 March 31, 2000

                                           KRON TV-
                                 Young      BayTV
                              Broadcasting Combined Adjustments(1)  Pro Forma
                              ------------ -------- --------------  ----------
                                          (dollars in thousands)
ASSETS
------
Current Assets:
  Cash and cash
   equivalents..............    $  1,607   $     5     $     (5)    $    1,607
  Accounts receivable less
    Allowance for doubtful
     accounts...............      55,734    29,189                      84,923
  Program rights, current...      12,171     6,393                      18,564
  Prepaid expenses and other
    current assets..........       5,747     1,631                       7,378
                                --------   -------     --------     ----------
      Total current assets..      75,259    37,218           (5)       112,472
Property and equipment, net
 of
  Accumulated depreciation..      83,163    20,463       29,537        133,163
Program rights, noncurrent..         971       619                       1,590
Other noncurrent assets.....      33,773       776                      34,549
Intangible assets, net of
  Accumulated amortization..     573,045                666,519      1,239,564
Deferred financing costs,
 net of
  Accumulated amortization..      10,014                 31,500 (2)     41,514
                                --------   -------     --------     ----------
      Total assets..........    $776,225   $59,076     $727,551     $1,562,852
                                ========   =======     ========     ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------
Current liabilities:
  Bank overdraft............               $   985                  $      985
  Accounts payable..........    $ 15,924     1,565                      17,489
  Accrued expenses..........       7,000     6,310                      13,310
  Accrued interest..........      14,638                                14,638
  Program license
   liabilities, current.....      10,263     5,690                      15,953
  Capital lease obligations,
   current..................         910                                   910
                                --------   -------     --------     ----------
      Total current
       liabilities..........      48,735    14,550          --          63,285
Program license liabilities,
 Noncurrent.................       1,232        83                       1,315
Long-term debt, noncurrent..      43,408                681,500(2)     724,908
11 3/4% Senior Subordinated
 Notes due 2004.............     120,000                               120,000
10 1/8% Senior Subordinated
 Notes due 2005.............     120,000                               120,000
9% Senior Subordinated Notes
 due 2006...................     125,000                               125,000
8 3/4% Senior Subordinated
 Notes due 2007.............     200,000                               200,000
Deferred tax liabilities....      71,450                                71,450
Capital lease obligations,
 noncurrent.................       5,437                                 5,437
                                --------   -------     --------     ----------
      Total liabilities.....     735,262    14,633      681,500      1,431,395
                                --------   -------     --------     ----------
Minority interest...........                 1,048                       1,048
Stockholders' equity:
  Common stock..............          14                      4 (3)         18
  Divisional equity.........                43,395      (43,395)           --
  Additional paid-in
   capital..................     211,278                 89,442 (3)    300,720
  Accumulated deficit.......    (170,329)                             (170,329)
                                --------   -------     --------     ----------
Total stockholders equity...      40,963    43,395       46,051        130,409
                                --------   -------     --------     ----------
Total liabilities and
 stockholders' equity.......    $776,225   $59,076     $727,551     $1,562,852
                                ========   =======     ========     ==========

            See Notes to Unaudited Pro Forma Combined Balance Sheet.

              Notes to Unaudited Pro Forma Combined Balance Sheet
                   For the Three Months Ended March 31, 2000

(1) To record the purchase of KRON and BayTV, Young has preliminarily allocated the purchase price to the tangible assets and liabilities based upon estimates of fair market value at March 31, 2000. The KRON acquisition consideration is $650 million in cash plus 3.9 million shares of Young's Class A common stock (valued at $89.4 million based on Young's closing stock price of $23.00 on June 13, 2000, exclusive of financing costs). The excess of the purchase price over amounts allocated to the tangible assets and liabilities will be amortized on a straight-line basis over periods ranging from 2 to 40 years. Final allocations are not expected to be materially different from the preliminary allocations discussed above.
(2) To record the borrowing under the New Senior Credit Facility and the deferred financing costs.
(3) To record approximately 3.9 million shares related to the KRON acquisition.

                         YOUNG SELECTED FINANCIAL DATA

   The following table presents selected consolidated financial data of Young for the five years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, which have been derived, respectively, from Young's audited consolidated financial statements and condensed unaudited historical financial data. In opinion of management of Young, Young's unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information.

   The information in the following table should be read in conjunction with "Young's Management Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus Supplement. Young has not paid dividends on its capital stock during any of the periods presented below.

                                                                                                  Three Months Ended
                                                 December 31,                                          March 31,
                          -------------------------------------------------------------------   -------------------------
                             1995          1996          1997          1998          1999          1999          2000
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                      (dollars in thousands, except share
                                                                     data)                            (Unaudited)
Statement of Operations
 Data:
Net revenues(1).........  $   122,530   $   154,343   $   263,535   $   277,052   $   280,659   $    63,247   $    72,164
Operating expenses,
 including selling,
 general and
 administrative
 expenses...............       51,614        64,689       106,708       116,712       114,974        28,610        30,440
Amortization of program
 license rights.........        6,418        11,034        38,279        33,014        47,690        12,196        16,359
Depreciation and
 amortization...........       24,572        30,946        46,941        49,472        47,983        11,875        10,866
Corporate overhead......        3,348         4,344         7,150         7,860         8,227         2,063         2,494
Non-cash compensation
 paid in common
 stock(2)...............        1,167           848           967         1,146        19,102           311           339
Merger related costs....          --            --            --          1,444           --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating income........       35,411        42,482        63,490        67,404        42,683         8,192        11,666
Interest expense........       32,644        42,838        64,103        62,617        62,981        15,647        15,521
Gain of sale of
 station................          --            --            --            --            --            --        (15,651)
Other expenses (income),
 net....................          233        (1,261)          493           788         1,244           288         1,911
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss) before
 extraordinary item.....        2,534           905        (1,106)        3,999       (21,542)       (7,743)        9,885
Extraordinary loss on
 extinguishment of
 debt...................       (9,125)          --         (9,243)          --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net (loss) income.......  $    (6,591)  $       905   $   (10,349)  $     3,999   $   (21,542)  $    (7,743)  $     9,885
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
Basic net income (loss)
 per common share before
 extraordinary item.....  $      0.23   $      0.08   $     (0.08)  $      0.28   $     (1.59)  $     (0.56)  $      0.73
Basic net (loss) income
 per common share.......        (0.61)         0.08         (0.74)         0.28   $     (1.59)  $     (0.56)  $      0.73
Basic shares used in
 earnings per share
 calculation............   10,838,972    11,379,298    13,989,969    14,147,522    13,588,108    13,746,338    13,501,943
Other Financial Data:
Cash flow provided by
 operating activities...  $    22,231   $    24,707   $    41,025   $    54,292   $    36,398   $    11,299   $    13,137
Cash flow used in
 investing activities...       (5,800)     (496,841)      (11,757)      (34,154)       (7,887)         (997)       21,714
Cash flow (used in)
 provided by financing
 activities.............      (19,310)      475,713       (34,621)      (21,127)      (26,222)      (10,333)      (36,196)
Payments for program
 license liabilities....        6,747        10,385        38,610        33,337        46,678        12,140        15,433
Broadcast cash flow(3)..       64,169        79,269       118,217       127,003       119,007        22,497        26,291
Broadcast cash flow
 margin.................         52.4 %        51.4 %        44.9 %        45.8 %        42.4 %        35.6 %        36.4 %
Operating cash flow(4)..       60,821        74,926       111,067       119,143       110,780        20,434        23,797
Capital expenditures....  $     4,484   $     4,992   $     9,034   $     7,524   $     9,360   $       734   $     1,302
Balance Sheet Data (as
 of end of period):
Total assets............  $   296,098   $   893,151   $   845,966   $   825,668   $   818,670   $   811,179   $   776,225
Long-term debt
 (including current
 portion)...............      297,993       678,927       657,672       658,224       650,510       655,966       614,755
Stockholders' (deficit)
 equity.................  $   (25,544)  $    80,504   $    59,846   $    46,865   $    30,659   $    31,940   $    40,963

-------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) Represents non-cash charges for the issuance to key employees of shares of Class A common stock and in 1995 of shares of Class A common stock and below-market options to purchase shares of Class A common stock. In the December 1999 results, approximately $18.3 million relates to the extension of the expiration dates of stock options issued in 1994 and 1995.
(3) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation, merger related costs and corporate overhead, less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. Young has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Young consolidated financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(4) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and merger related costs, less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. Young has included operating cash flow data because such data are used by investors to measure a company's ability to service debt and are used in calculating the amount of additional indebtedness that Young may incur in the future under the Young indentures. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Young consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 YOUNG'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

                           FORWARD-LOOKING STATEMENTS

   THE FORWARD LOOKING STATEMENTS ARE ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACTS, INCLUDED IN THIS DOCUMENT. THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS REPORT CONCERN, AMONG OTHER THINGS, CERTAIN STATEMENTS UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" AND "RESULTS OF OPERATIONS." FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ARE SUBJECT TO CHANGE BASED ON VARIOUS IMPORTANT FACTORS, INCLUDING THE IMPACT OF CHANGES IN NATIONAL AND REGIONAL ECONOMIES, PRICING FLUCTUATIONS IN LOCAL AND NATIONAL ADVERTISING AND VOLATILITY IN PROGRAMMING COSTS.

Introduction

   The operating revenues of Young's stations are derived primarily from advertising revenues and, to a much lesser extent, from compensation paid by the networks to the stations for broadcasting network programming and national representation fees. The stations' primary operating expenses are for employee compensation, news gathering, production, programming and promotion costs. A high proportion of the operating expenses of the stations are fixed.

   Advertising is sold for placement within and adjoining a station's network and locally originated programming. Advertising is sold in time increments and is priced primarily on the basis of a program's popularity among the specific audience an advertiser desires to reach, as measured principally by periodic audience surveys. In addition, advertising rates are affected by the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates are highest during the most desirable viewing hours, with corresponding reductions during other hours. The ratings of a local station affiliated with a national television network can be affected by ratings of network programming.

   Most advertising contracts are short-term, and generally run only for a few weeks. Most of Young's annual gross revenue is generated from local advertising, which is sold by a station's sales staff directly to local accounts. The remainder of the advertising revenue primarily represents national advertising, which is sold by Adam Young Inc. ("AYI"), a national advertising sales representative which was merged with Young in 1998. The stations generally pay commissions to advertising agencies on local and regional advertising; on national advertising, the stations also pay commissions to AYI.

   The advertising revenues of Young's stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. In addition, advertising revenues are generally higher during even numbered election years due to spending by political candidates, which spending typically is heaviest during the fourth quarter.

   Young defines "broadcast cash flow" as operating income before income taxes and interest income and expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation, and corporate overhead, less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. Young has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the consolidated financial statements, is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   The following table sets forth certain Young operating data for the three months ended March 31, 1999 and 2000.

                                                               Three Months
                                                              Ended March 31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
                                                                (dollars in
                                                                thousands)
                                                                (Unaudited)
   Operating income........................................  $  8,192  $ 11,666
   Add:
     Amortization of program license rights................    12,196    16,359
     Depreciation and amortization.........................    11,875    10,866
     Corporate overhead....................................     2,063     2,494
     Merger-related cost...................................       --        --
     Non-cash compensation paid in common stock............       311       339
   Less:
     Payments for program license liabilities..............   (12,140)  (15,433)
                                                             --------  --------
     Broadcast cash flow...................................  $ 22,497  $ 26,291
                                                             ========  ========

Results of Operations

   Set forth below are the principal types of television revenues received by Young's stations for the periods indicated and the percentage contribution of each to Young's total revenues, as well as agency and national sales representative commissions:

                                            Three Months Ended March
                                                       31,
                                           ------------------------------------
                                               1999               2000
                                           -----------------  -----------------
                                           Amount        %    Amount        %
                                           -------     -----  -------     -----
                                             (dollars in thousands)
                                                   (Unaudited)
Revenues
  Local................................... $48,497      65.9  $53,177      62.9
  National................................  19,973      27.1   23,484      27.8
  Network.................................   3,235       4.4    2,826       3.4
  Political...............................     137       0.2    3,243       3.8
  Production/Other........................   1,748       2.4    1,819       2.1
                                           -------     -----  -------     -----
    Total.................................  73,590     100.0   84,549     100.0
Commissions............................... (10,343)(1) (14.1) (12,385)(1) (14.6)
                                           -------     -----  -------     -----
Net Revenue............................... $63,247      85.9  $72,164      85.4
                                           =======     =====  =======     =====

--------
(1) National sales commissions paid to AYI eliminated for consolidation purposes were $1.3 million and $1.1 million for the three months ended March 31, 1999 and 2000, respectively.

Results of Operations

 Quarter Ended March 31, 2000 Compared to Quarter Ended March 31, 1999

   Net revenues for the quarter ended March 31, 2000 were $72.2 million, an increase of $8.9 million, or 14.1%, compared to $63.3 million for the quarter ended March 31, 1999. Improvement in various local market economies and the national economy led to an increase in Young's gross local and national revenues of 9.7%
and 17.6%, respectively. Political revenue for the quarter ended March 31, 2000 was $3.2 million, an increase of $3.1 million from the quarter ended March 31, 1999. The increase in political revenues is primarily attributable to 2000 being a national election year with presidential primaries (most importantly in California and Iowa) and many state and local elections, while 1999 had limited state and local elections.

   Operating expenses, including selling, general and administrative expenses, for the quarter ended March 31, 2000 were $30.4 million, compared to $28.6 million for the quarter ended March 31, 1999, an increase of $1.8 million, or 6.3%. The increase is primarily attributable to higher local sales commissions resulting from the increased sales, and increased news and production costs from coverage of the Tennessee Titans in the Super Bowl.

   Amortization of program license rights for the quarter ended March 31, 2000 was $16.4 million, compared to $12.2 million for the quarter ended March 31, 1999, an increase of $4.2 million. The Los Angeles Lakers and Clippers, two professional basketball teams, which played only a portion of the first quarter of 1999 due to the National Basketball Association ("NBA") lockout, played for the entire quarter ended March 31, 2000. The increase in the number of games televised during the quarter ended March 31, 2000 accounted for all of this increase.

   Depreciation of property and equipment and amortization of intangible assets was $10.9 million, compared to $11.9 million for the same quarter in 1999, a decrease of $1.0 million, or 8.4%. The decrease is primarily attributable to equipment at the three stations acquired in 1994, that had five year depreciable lives, thus becoming fully depreciated.

   Young made payments for program license liabilities of $15.4 million during the quarter ended March 31, 2000, compared to $12.1 million for the quarter ended March 31, 1999, an increase of $3.3 million, with the discontinuation of the NBA lockout, as stated above, accounting for all of this increase.

   Corporate overhead was $2.5 million for the three months ended March 31, 2000, compared to $2.1 million for the three months ended March 31, 1999, an increase of $431,000, or 20.9%.

   Non-cash compensation was $339,000 for the quarter ended March 31, 2000, compared to $311,000 for the comparable period in 1999.

   Interest income for the quarter ended March 31, 2000 was $47,000, compared to $27,000 for the same period in 1999, an increase of $20,000.

   Interest expense for the quarter ended March 31, 2000 was $15.6 million, compared with $15.7 million for the comparable period in 1999, a decrease of $106,000, or 0.7%.

   On February 29, 2000, Young sold WKBT-TV for approximately $24.0 million and recorded a gain on the sale of approximately $15.7 million. A state tax provision of $1.5 million was recorded in the first quarter of 2000, as a result of this gain.

   As a result of the factors discussed above, the net income for Young was $9.9 million for the quarter ended March 31, 2000, compared with a net loss of $7.7 million for the same period in 1999.

   Broadcast cash flow for the quarter ended March 31, 2000 was $26.3 million, compared with $22.5 million for the quarter ended March 31, 1999, an increase of $3.8 million, or 16.9%. As a result, the broadcast cash flow margin (broadcast cash flow divided by net revenues) for the quarters ended March 31, 2000 and 1999 was 36% for both quarters.

Liquidity and Capital Resources

   Cash provided by operations for the three months ended March 31, 2000 was $13.1 million as compared to cash provided by operations of $11.3 million for the same period in 1999. Changes in Young's net cash flows from operating activities are primarily the result of an increase in net revenues and a decrease in accounts payable during the three months ended March 31, 2000 as compared to the three months ended March 31, 1999.

   Cash provided by investing activities for the three months ended March 31, 2000 was $21.7 million and cash used in investing activities for the same period in 1999 was $1.0 million. The increase in 2000 was primarily attributable to the $24.0 million of proceeds from the sale of WKBT-TV, net of increased spending for property and equipment.

   Cash used in financing activities for the quarter ended March 31, 2000 and 1999 was $36.2 million and $10.3 million, respectively. Financing activities for the three months ended March 31, 2000 and 1999 include principal payments under the Senior Credit Facility of $38.8 million and $4.0 million, respectively. In addition, on February 26, 1999, Young repurchased 187,000 shares of Class A common stock for $7.5 million.

   On November 25, 1997, the Senior Credit Facility was amended and restated to provide Young with the ability to borrow up to $300.0 million in the form of a five-year revolving credit facility. As of March 31, 2000, there was $43.4 million outstanding under the Senior Credit Facility.

   The Senior Credit Facility has a $285.0 million sublimit (the "Sublimit") for borrowings in connection with the acquisition of additional television stations (and businesses, if any, incidental thereto) pursuant to transactions which meet the following criteria: (i) each of the acquired stations will become a wholly-owned subsidiary of Young and will become a part of the lenders' security package under the Senior Credit Facility, and (ii) Young can demonstrate that after giving pro forma effect to each such acquisition (based upon assumptions, including identified cost savings, that the agents for the lenders find reasonable), Young will be in compliance with all of the terms and conditions of the Senior Credit Facility.

   Pursuant to the Senior Credit Facility, Young is prohibited from making investments or advances to third parties exceeding $7.5 million in the aggregate unless the third party becomes a guarantor of Young's obligations. However, Young may utilize up to $70.0 million of its borrowing availability under the Sublimit for the purpose of repurchasing shares of common stock and for paying dividends, subject to the limitations set forth in the Indentures. In addition, Young may utilize the undrawn amounts under the Sublimit to retire or prepay subordinated debt, subject to the limitations set forth in the Indentures. Undrawn amounts under the Senior Credit Facility are available to Young for working capital requirements and general corporate purposes.

   Interest under the Senior Credit Facility is payable at the LIBOR rate, "CD Rate" or "Base Rate." In addition to the index rates, Young pays a floating percentage tied to Young's ratio of total debt to operating cash flow; ranging, in the case of LIBOR rate loans, from 0.75% based upon a ratio under 4:1 to 2.00% based upon a 6:1 or greater ratio.

   Each of the Subsidiaries has guaranteed Young's obligations under the Senior Credit Facility. The Senior Credit Facility is secured by the pledge of all the stock of the Subsidiaries and a first priority lien on all of the assets of Young and its Subsidiaries.

   The Senior Credit Facility imposes restrictions on Young's ability to incur additional indebtedness. Young will be permitted to incur, subject to the terms of the Indentures and satisfaction of the financial covenants of the Senior Credit Facility, unsecured subordinated debt, provided that the subordination and mandatory redemption provisions and the maturity of such indebtedness are comparable to Young's existing Senior Subordinated Notes and that the net proceeds in excess of any permitted acquisition are used to repay the outstanding balance of the Senior Credit Facility by the amount of such excess. Young is also restricted as to the amount of its capital lease obligations and guarantees. The Senior Credit Facility also restricts the ability of Young to amend material terms of the Indentures.

   The Senior Credit Facility requires Young to maintain certain financial ratios. Young is required to maintain a total debt/operating cash flow ratio ranging from 6.25x to 5.00x depending on senior debt leverages.

Young is also required to maintain a senior debt/operating cash flow ratio ranging from 2.75x to 2.25x depending on senior debt leverages. Additionally, Young is required to maintain an operating cash flow/total interest expense ratio ranging from 1.75x to 2.25x depending on senior debt leverages. Young is also required to maintain an operating cash flow minus capital expenditures to pro forma debt service ratio of no less than 1.10x at any time. Such ratios must be maintained as of the last day of the quarter for each of the periods.

   Young is required to apply the proceeds from permitted equity issuances and certain subordinated debt issuances, to the extent it exceeds the purchase price for permitted acquisitions or permitted redemptions of Senior Subordinated Debt, to reduce Young's senior debt levels. The Senior Credit Facility also contains a number of customary covenants including, among others, limitations on investments and advances, mergers and sales of assets, liens on assets, affiliate transactions and changes in business. Young may, subject to the financial covenants of the Senior Credit Facility, sell assets constituting less than 15% of its operating cash flow.

   Interest on Young's 11 3/4% Senior Subordinated Notes due 2004 (the "November 1994 Notes") is payable semi-annually on May 15 and November 15; interest on the June 1995 Notes is payable semi-annually on February 15 and August 15; interest on the January 1996 Notes is payable semi-annually on January 15 and July 15; and interest on the June 1997 Notes is payable semi-annually on June 15 and December 15. The Indentures impose certain limitations on the ability of Young and certain of its Subsidiaries to, among other things, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a Subsidiary to pay dividends or make certain payments to Young, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Young.

   Young regularly enters into program contracts for the right to broadcast television programs produced by others and program commitments for the right to broadcast programs in the future. Such programming commitments are generally made to replace expiring or canceled program rights. Payments under such contracts are made in cash or the concession of advertising spots to the program provider to resell, or a combination of both.

   On June 16, 1998, Young entered into a new long-term agreement with the Los Angeles Lakers ("Lakers") with broadcast rights through the 2004/2005 season. Under the terms of the seven year deal, KCAL-TV, Los Angeles, California, will broadcast 41 Lakers pre-season and regular season away games annually. Additionally, KCAL-TV has the broadcast rights to all post-season away games not subject to NBA/network commitments. KCAL-TV has also obtained the exclusive sales rights and control over broadcast, production and inventory activities. Young paid an initial rights fee of $30 million on August 14, 1998 and will pay an additional $18.0 million per season. In the event that all 41 games are not made available to KCAL-TV or are canceled, Young will receive a per game credit.

   Young is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Certain of these opportunities may result in extensive negotiations with the prospective seller. Other than the proposed acquisition, Young does not presently have any agreements to acquire or sell any television stations. The acquisition will be accounted for as a purchase. See "Young's Business-- Acquisition Strategy."

Income Taxes

   Young and its subsidiaries file a consolidated federal income tax return and such state or local tax returns as required. As of December 31, 1999, Young had $210.0 million of net operating loss ("NOL") carryforwards which were subject to annual limitations imposed by Internal Revenue Code Section 382.

Quantitative and Qualitative Disclosure About Market Risk

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Young is required to adopt the provisions of the standard during the first quarter of 2000. Because Young does not use derivatives, Young does not expect that the adoption of the new standard will have a material impact on the results of operations or financial condition.

   In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended by Statement of Financial Accounting Standard No. 137 ("SFAS 137"), which is effective for all quarters of fiscal years beginning after June 15, 2000. SFAS No. 137 requires that Young recognize any derivatives as either assets or liabilities and measure those instruments at fair value. Unless Young can treat the derivatives as a hedge according to certain criteria, Young may be required to deduct any changes in the derivative's fair value from its operating income. Young does not expect SFAS No. 137 to have a material effect on its consolidated financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Young files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Young files at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Young's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

   Young has filed with the Securities and Exchange Commission a registration statement on Form S-4 and a post-effective amendment to registration statement on Form S-4 under the Securities Act to register shares of Young's Class A common stock to be issued to Chronicle Publishing under the asset purchase agreement, and the subsequent distribution of such shares to Chronicle Publishing stockholders. This Joint Proxy Statement/Prospectus Supplement is a part of the post-effective amendment to the registration statement on Form S-4 and constitutes a prospectus supplement of Young. As allowed by Securities and Exchange Commission rules, this Joint Proxy Statement/Prospectus Supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

   Young incorporates by reference additional documents that it may file with the SEC between the date of this document and the consummation of the transactions contemplated by the asset purchase agreement. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies. Young has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Young, and Chronicle Publishing has supplied all such information relating to Chronicle Publishing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
YOUNG BROADCASTING INC.
Consolidated Balance Sheets as of December 31, 1999 and March 31, 2000...  F-2
Consolidated Statements of Operations for Three Months ended March 31,
 1999 and 2000...........................................................  F-3
Consolidated Statements of Stockholders' Equity as of December 31, 1999
 and March 31, 2000......................................................  F-4
Consolidated Statements of Cash Flows for Three Months ended March 31,
 1999 and 2000...........................................................  F-5
Notes to Consolidated Financial Statements...............................  F-6
KRON-TV AND BAYTV
Combined Balance Sheets as of December 31, 1999 and March 31, 2000.......  F-7
Combined Statements of Income and Divisional Equity for Three Months
 ended March 31, 1999 and 2000...........................................  F-8
Combined Statements of Cash Flows for Three Months ended March 31, 1999 and 2000................................................................  F-9
Notes to Combined Financial Statements................................... F-10

                    Young Broadcasting Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                                   March 31,
                                              December 31, 1999*     2000
                                              -----------------    ---------
                                                        (Unaudited)
Assets
Current assets:
  Cash and cash equivalents..................   $   2,952,144    $   1,607,404
  Trade accounts receivable, less allowance
   for doubtful accounts of $1,761,000 in
   1999 and $1,750,000 in 2000...............      65,438,176       55,733,689
  Current portion of program license rights..      28,268,497       12,171,163
  Prepaid expenses...........................       5,618,444        5,746,746
                                                -------------    -------------
    Total current assets.....................     102,277,261       75,259,002
                                                -------------    -------------
Property and equipment, less accumulated
 depreciation and amortization of
 $144,394,626 in 1999 and $139,304,720 in
 2000........................................      88,102,344       83,162,654
Program license rights, excluding current
 portion.....................................       1,171,438          971,582
Deposits and other assets....................      32,806,064       33,773,186
Broadcasting licenses and other intangibles,
 less accumulated amortization of
 $139,260,326 in 1999 and $135,611,919 in
 2000 .......................................     584,101,367      573,044,628
Deferred charges less accumulated
 amortization of $13,659,344 in 1999 and
 $14,489,733 in 2000 ........................      10,211,507       10,014,378
                                                -------------    -------------
    Total Assets.............................   $ 818,669,981    $ 776,225,430
                                                =============    =============
Liabilities and stockholders' equity
Current liabilities:
  Trade accounts payable.....................   $  20,545,231    $  15,924,211
  Accrued expenses...........................      19,526,849       21,637,936
  Current installments of program license
   liability.................................      24,440,679       10,263,531
  Current installments of obligations under
   capital leases............................         923,567          909,910
                                                -------------    -------------
    Total current liabilities................      65,436,326       48,735,588
Program license liability, excluding current
 installments................................       1,538,100        1,232,255
Long-term debt...............................     644,000,000      608,408,000
Deferred taxes and other liabilities.........      77,036,273       76,886,815
                                                -------------    -------------
    Total liabilities........................     788,010,699      735,262,658
                                                -------------    -------------
Stockholders' equity:
  Class A Common Stock, $.001 par value.
   Authorized 20,000,000 shares; issued and
   outstanding 11,142,472 shares at 1999 and
   11,211,699 at 2000........................          11,143           11,212
  Class B Common Stock, $.001 par value.
   Authorized 20,000,000 shares; issued and
   outstanding 2,351,251 shares at 1999 and
   2,292,637 at 2000.........................           2,351            2,292
  Additional paid-in capital.................     210,859,627      211,277,980
  Accumulated deficit........................    (180,213,839)    (170,328,712)
                                                -------------    -------------
    Total stockholders' equity...............      30,659,282       40,962,772
                                                -------------    -------------
    Total liabilities and stockholders'
     equity..................................   $ 818,669,981    $ 776,225,430
                                                =============    =============

--------
*Derived from the audited financial statements for the year ended December 31,
  1999

                    Young Broadcasting Inc. and Subsidiaries

                     Consolidated Statements of Operations
                                  (Unaudited)

                                                    Three Months ended March
                                                               31,
                                                    --------------------------
                                                        1999          2000
                                                    ------------  ------------
Net operating revenue.............................. $ 63,246,731  $ 72,163,890
                                                    ------------  ------------
Operating expenses.................................   15,942,019    16,558,206
Amortization of program license rights.............   12,196,918    16,359,207
Selling, general and administrative expenses.......   12,667,354    13,881,892
Depreciation and amortization......................   11,874,681    10,865,820
Corporate overhead.................................    2,062,707     2,494,084
Non-cash compensation..............................      310,817       338,770
                                                    ------------  ------------
Operating income...................................    8,192,235    11,665,911
                                                    ------------  ------------
Interest income....................................       26,838        47,140
Interest expense...................................  (15,673,596)  (15,567,366)
Gain on the sale of station........................          --     15,650,704
Other expense, net.................................     (288,373)     (411,262)
                                                    ------------  ------------
                                                     (15,935,131)     (280,784)
                                                    ------------  ------------
Income (loss) before provision for income taxes.... $ (7,742,896) $ 11,385,127
Provision for income taxes.........................          --      1,500,000
                                                    ------------  ------------
Net (loss) income.................................. $ (7,742,896) $  9,885,127
                                                    ============  ============
Net (loss) income per common share-basic........... $      (0.56) $       0.73
                                                    ============  ============
Net (loss) income per common share-diluted......... $      (0.56) $       0.71
                                                    ============  ============
Weighted average shares-basic......................   13,746,338    13,501,943
                                                    ============  ============
Weighted average shares-diluted....................   13,746,338    13,881,113
                                                    ============  ============

                    Young Broadcasting Inc. and Subsidiaries

                Consolidated Statements of Stockholders' Equity
                                  (Unaudited)

                           Common Stock
                          --------------   Additional                     Total
                                  Class     Paid-In     Accumulated   Stockholders'
                          Class A   B       Capital       Deficit        Equity
                          ------- ------  ------------ -------------  -------------
Balance at December 31,
 1999...................  $11,143 $2,351  $210,859,627 $(180,213,839)  $30,659,282
Contribution of shares
 into Company's Defined
 contribution plan......        4    --        225,059           --        225,063
Conversion of Class B
 Common Stock to Class A
 Common Stock...........       59    (59)          --            --            --
Exercise of stock
 options................        6    --        193,294           --        193,300
Net income for the three
 months ended March 31,
 2000...................      --     --            --      9,885,127     9,885,127
                          ------- ------  ------------ -------------   -----------
Balance at March 31,
 2000...................  $11,212 $2,292  $211,277,980 $(170,328,712)  $40,962,772
                          ======= ======  ============ =============   ===========

                    Young Broadcasting Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                    Three Months ended March
                                                               31,
                                                    --------------------------
                                                        1999          2000
                                                    ------------  ------------
Operating activities
Net (loss) income.................................. $ (7,742,896) $  9,885,127
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation and amortization of property and
   equipment.......................................    5,910,148     5,105,128
  Amortization of program license rights...........   12,196,918    16,359,207
  Amortization of broadcasting licenses, other
   intangibles and deferred charges................    5,964,533     5,760,692
  Non-cash compensation............................      310,817       338,770
  Non-cash interest expense on outstanding
   indebtedness....................................       26,772           --
  Gain on sale of station..........................          --    (15,650,704)
  Loss (gain) on disposal of fixed assets..........        4,370        (2,586)
  Payments on programming license liabilities......  (12,140,397)  (15,433,308)
  Decrease in trade accounts receivable............      713,342     9,158,756
  Decrease (increase) in prepaid expenses..........      929,046      (199,564)
  Increase (decrease) in trade accounts payable....    5,315,827    (3,986,415)
  (Decrease) increase in accrued expenses..........     (189,390)    1,802,007
                                                    ------------  ------------
Net cash provided by operating activities..........   11,299,090    13,137,110
                                                    ------------  ------------
Investing activities
Capital expenditures...............................     (734,404)   (1,302,298)
Proceeds from the sale of station..................          --     23,983,758
Increase in deposits and other assets..............     (262,823)     (967,122)
                                                    ------------  ------------
Net cash (used in) provided by investing
 activities........................................     (997,227)   21,714,338
                                                    ------------  ------------
Financing activities
Principal payments on long-term debt...............   (4,000,000)  (38,802,000)
Borrowings from working capital facility...........    1,145,000     3,210,000
Deferred acquisition and debt refinancing costs
 incurred..........................................          --       (634,373)
Proceeds from exercise of options..................       92,186       193,300
Repurchase of Class A Common Stock.................   (7,543,131)          --
Principal payments under capital lease
 obligations.......................................      (27,085)     (163,115)
                                                    ------------  ------------
Net cash used in financing activities..............  (10,333,030)  (36,196,188)
                                                    ------------  ------------
Net decrease in cash and cash equivalents..........      (31,167)   (1,344,740)
Cash and cash equivalents at beginning of year.....      663,298     2,952,144
                                                    ------------  ------------
Cash and cash equivalents at March 31.............. $    632,131  $  1,607,404
                                                    ============  ============
Supplemental disclosure of cash flow information
 Interest paid..................................... $ 13,710,067  $ 13,566,679

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                                  (Unaudited)

1. Principles of Consolidation

   The accompanying consolidated financial statements include those of Young Broadcasting Inc. and subsidiaries (the "Company"), consisting of ten network affiliated (three with CBS, six with ABC, and one with NBC) and one independent commercial television broadcasting stations in the states of Michigan, Wisconsin, Louisiana, Illinois, Tennessee, New York, Virginia, Iowa, South Dakota and California, and a national television sales representation firm. Significant intercompany transactions and accounts have been eliminated. The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The interim financial statements are unaudited but include all adjustments, which are of a normal recurring nature, that the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations and cash flows for such period. Operating results of interim periods are not necessarily indicative of results for a full year.

2. Sale of WKBT-TV

   On February 29, 2000, the Company completed the sale of WKBT-TV, in La Crosse, Wisconsin to Television Wisconsin, Inc. of Madison, Wisconsin for approximately $24.0 million. The Company recorded a gain on the sale of approximately $15.7 million, and a provision for income taxes of $1.5 million in connection with the sale in the first quarter of 2000. The proceeds from the sale were used to pay down debt under the Senior Credit facility.

3. Pending Acquisition

   On November 16, 1999, the Company entered into an agreement to acquire KRON-TV ("KRON") and a 51% interest in the San Francisco cable channel BayTV ("BayTV") from The Chronicle Publishing Company ("CPC"). Under the terms of the agreement, the Company will pay CPC $650 million in cash plus up to approximately 3.9 million shares of the Company's Class A Common Stock, subject to adjustment. This acquisition will be accounted for as a purchase and is expected to close sometime in the second quarter of 2000.

   The following unaudited pro forma information gives effect to the acquisition of KRON and BayTV as if it had been effected January 1, 2000. The pro forma information for the quarter ended March 31, 2000 does not purport to represent what the Company's results of operations would have been if such transactions had been effected at such dates and do not purport to project results of operations of the Company in any future period.

                                                              Actual   Pro forma
                                                             March 31, March 31,
                                                               2000      2000
                                                             --------- ---------
                                                                 (dollars in
                                                              thousands, except
                                                               per share data)
Net operating revenue.......................................  $72,164  $107,867
Operating income............................................   11,666    19,858
Net income..................................................    9,885     3,322
Basic income per common share...............................  $  0.73  $   0.19

   The Company did not include estimated cost savings relating to, among other things, labor, benefits, programming costs, national representation fees, advertising, promotion and other costs of approximately $4.1 million in the table above (approximately $16.0 million annualized). If such cost savings had been included, the adjusted pro forma operating income for the three months ended March 31, 2000 would have been approximately $24.0 million.

            KRON-TV, a Division of The Chronicle Publishing Company
                                      and
                              BayTV Joint Venture

                            Combined Balance Sheets

                                                       December 31,*  March 31,
                                                           1999         2000
                                                       ------------- -----------
                                                                     (Unuadited)
Assets
Current assets
  Cash and cash equivalents..........................   $   442,035  $     5,000
  Trade accounts receivable, less allowance for
   doubtful accounts of $804,534 in 1999 and 2000....    32,373,572   29,188,715
  Current portion of program license rights..........     9,170,437    6,393,437
  Prepaid expenses and other.........................     1,594,622    1,631,036
                                                        -----------  -----------
    Total current assets.............................    43,580,666   37,218,188
Property and equipment, less accumulated depreciation
 and amortization of $33,039,584 in 1999 and
 $34,328,458 in 2000.................................    19,072,087   20,463,031
Program license rights, excluding current portion....       715,194      619,194
Other assets.........................................       777,100      775,789
                                                        -----------  -----------
    Total assets.....................................   $64,145,047  $59,076,202
                                                        ===========  ===========

Liabilities and divisional equity
Current liabilities
  Bank overdraft.....................................   $ 1,084,026  $   985,576
  Trade accounts payable.............................     1,718,506    1,564,770
  Accrued expenses...................................     6,397,588    6,309,814
  Current installment of program license liability...     8,437,335    5,690,336
                                                        -----------  -----------
    Total current liabilities........................    17,637,455   14,550,496
                                                        -----------  -----------
Program license liability............................       110,000       82,500
                                                        -----------  -----------
    Total liabilities................................    17,747,455   14,632,996
Commitments and contingencies........................           --           --
Minority interest....................................       919,796    1,048,341
Divisional equity....................................    45,477,796   43,394,865
                                                        -----------  -----------
    Total liabilities and divisional equity..........   $64,145,047  $59,076,202
                                                        ===========  ===========

--------
*Derived from the audited financial statements for the year ended December 31, 1999.

            See accompanying notes to combined financial statements.

            KRON-TV, a Division of The Chronicle Publishing Company
                                      and
                              BayTV Joint Venture

              Combined Statements of Income and Divisional Equity

                                                         Three Months ended
                                                              March 31,
                                                       ------------------------
                                                          1999         2000
                                                       -----------  -----------
                                                       (Unaudited)  (Unaudited)
Net operating revenue................................. $26,439,606  $35,702,694
Operating expenses....................................  11,072,286   10,779,095
Amortization of program license rights................   3,227,122    2,873,199
Selling, general and administrative expenses..........   3,253,856    5,103,188
Depreciation and amortization.........................   1,063,211    1,413,980
                                                       -----------  -----------
  Operating income....................................  7,823,131    15,533,232
Other expense, net....................................    (125,222)    (158,698)
Minority interest in net loss of BayTV................         --           --
                                                       -----------  -----------
Net income............................................   7,697,909   15,374,534
Divisional equity, beginning of quarter...............  39,626,827   45,477,796
Transfer of net assets to parent......................  (8,640,138) (17,457,465)
                                                       -----------  -----------
Divisional equity, end of quarter..................... $38,684,598  $43,394,865
                                                       ===========  ===========

            KRON-TV, a Division of The Chronicle Publishing Company
                                      and
                              BayTV Joint Venture

                       Combined Statements of Cash Flows

                                                    Three Months ended March
                                                              31,
                                                    -------------------------
                                                       1999         2000
                                                    -----------  ------------
                                                    (Unaudited)  (Unaudited)
Operating activities
Net income......................................... $ 7,697,909  $ 15,374,534
Adjustments to reconcile net income to net cash
 used in operating activities
  Depreciation of property and equipment...........   1,063,122     1,413,980
  Amortization of program license rights...........   3,227,122     2,873,199
  Payments of programming license liabilities......  (3,470,760)   (2,774,499)
  Minority interest in net loss of BayTV
  Decrease in trade accounts receivable............   4,824,258     3,184,857
  (Increase) decrease in prepaid expenses and
   other...........................................      (3,495)       92,131
  Decrease in bank overdraft.......................  (1,872,149)      (98,450)
  Decrease in trade accounts payable...............  (1,025,802)     (153,736)
  Increase (decrease) in trade accrued expenses....     409,081       (87,774)
                                                    -----------  ------------
Net cash provided by operating activities..........  10,849,375    19,824,242

Investing activities
Capital expenditures...............................  (1,279,405)   (2,803,812)
                                                    -----------  ------------
Net cash used in investing activities..............  (1,279,405)   (2,803,812)

Financing activities
Transfer of net assets to parent...................  (8,640,138)  (17,457,465)
Contributions from minority shareholder............         --            --
                                                    -----------  ------------
Net cash used in financing activities..............  (8,640,138)  (17,457,465)

Net (decrease) increase in cash and cash
 equivalents.......................................     929,832      (437,035)
Cash and cash equivalents, beginning of quarter....   1,434,297       442,035
                                                    -----------  ------------
Cash and cash equivalents, end of quarter.......... $ 2,364,129  $      5,000
                                                    ===========  ============

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

                NOTES TO COMBINED UNAUDITED FINANCIAL STATEMENTS

                                 March 31, 2000

1. Description of Business

   The accompanying combined financial statements consist of the accounts of KRON-TV ("KRON"), a division of The Chronicle Publishing Company ("CPC"), and BayTV Joint Venture ("BayTV"), of which KRON, on behalf of CPC, owns 51%. CPC is a San Francisco-based corporation with operations in the newspaper and book publishing and television industries.

   KRON is a broadcast television station affiliated with NBC and located in San Francisco, California. KRON has no separate legal status or existence. Its assets are legally available for the satisfaction of debts of CPC as well as those appearing on the accompanying combined financial statements, and its debts may result in claims against assets not appearing herein. As an NBC affiliate, KRON broadcasts NBC network programming for a substantial portion of each day's transmission. The NBC affiliation agreement expires December 31, 2001, and provides annual network compensation to KRON of approximately $8,000,000. In addition, approximately 50% of KRON's advertising revenue is sold within the network programming. (See Note 6).

   BayTV, a general partnership formed in 1996 between KRON and a predecessor of AT&T Broadband and Internet Services (the "BayTV partners"), is a San Francisco Bay Area cable television network carrying local news, information, sports and talk show programming which is distributed exclusively to cable television subscribers in the San Francisco Bay Area.

   On November 16, 1999, Young Broadcasting, Inc. signed a definitive purchase agreement to acquire KRON, BayTV and CPC in exchange for approximately 3.9 million shares of Young's Class A common stock, subject to adjustment, and $650,000,000 in cash. The transaction was originally structured as a merger. Pursuant to the terms of the acquisition agreement, the transaction has been converted to an acquisition of the assets and an assumption of the liabilities of KRON and BayTV. The transaction is expected to close prior to June 30, 2000.

2. Network Affiliation

   In February 2000, NBC announced that it had signed an agreement that will provide the NBC affiliation in the San Francisco Bay Area to another broadcaster with a television station in San Jose, California, effective upon the expiration of KRON's affiliation agreement with NBC on January 1, 2002. Accordingly, after that date, KRON will no longer be an NBC affiliate and will no longer receive NBC programming or network compensation (see Note 1).

3. BayTV Joint Venture

   Chronicle Publishing's interest in the BayTV Joint Venture is subject to a call right by AT&T Broadband and Internet Services. If AT&T exercises its call right, Chronicle Publishing's interest in the BayTV Joint Venture will be sold to AT&T and Young will receive the proceeds from such sale.

                                                                         ANNEX A


                            ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into
                                          ---------
as of November 15, 1999, by and between The Chronicle Publishing Company, a Nevada corporation (the "Seller") and Young Broadcasting Inc., a Delaware
                         ------
corporation ("Young" or the "Purchaser").
              -----          ---------

                              W I T N E S S E T H:

     WHEREAS, the Seller, among other things, owns certain assets which it uses to conduct the operations of television broadcast station KRON-TV, San Francisco, California, and cable television station Bay-TV in the San Francisco, California Bay Area (the "Business").
                          --------

     WHEREAS, the Seller and the Purchaser have entered into an Agreement and Plan of Merger dated November 15, 1999 ("Merger Agreement") that provides in
                                         ----------------
Section 5.21 thereof the right for each of the Seller and the Purchaser to elect a sale of assets in lieu of a merger under certain circumstances.

     WHEREAS, pursuant to Section 5.21 of the Merger Agreement, the Seller has elected to supersede and replace the Merger Agreement with this Agreement.

     WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, substantially all of the assets of the Seller owned, used or held for use by the Seller primarily to conduct the operations of the Business, and in connection therewith, the Purchaser has agreed to assume all of the liabilities of the Seller relating to the Business, all upon the terms and subject to the conditions set forth herein (such transaction sometimes being referred to herein as the "Asset Purchase").
                                 --------------

     WHEREAS, the Purchaser intends, on the Closing Date, to assign to (i) Young Broadcasting of San Francisco, Inc., a subsidiary of the Purchaser ("Young SF")
                                                                     --------
the right to purchase all of the Seller's right, title and interest in and to all tangible and intangible assets, properties and rights which are owned, used or held for use by the Seller primarily to conduct the operations of the Business not including the Broadcast Station Licenses and (ii) YBSF, Inc. an indirect subsidiary of the Purchaser ("YBSF"), the right to purchase the
                                       ----
Broadcast Station Licenses.

     WHEREAS, the Boards of Directors of the Seller and the Purchaser have approved and adopted this Agreement, the Asset Purchase, and the other transactions contemplated hereby.

     WHEREAS, the Seller and the Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Asset Purchase, all as more fully set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance of such covenants, promises and agreements, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                   ARTICLE I.
                                  DEFINITIONS

1.1  Certain Definitions.  For all purposes of and under this Agreement, the
     -------------------
following terms shall have the respective meanings set forth below:

(a)  "Action" means any claim, action, suit or proceeding, arbitral action,
      ------
     governmental inquiry, criminal prosecution or other investigation.

(b)  "Affiliate" means any "affiliate" as defined in Rule 144(a)(1) promulgated
      ---------
     under the Securities Act.

(c)  "Bay-TV Assets" means the partnership and other interests of the Seller
      -------------
     under the Bay-TV Joint Venture Agreement and loans, if any, from the Seller to Liberty Bay, Inc.

(d)  "Bay-TV Joint Venture Agreement" means the Agreement of General Partnership
      ------------------------------
     of Bay-TV Joint Venture dated March 29, 1996 by and between the Seller and Liberty Bay, Inc.

(e)  "Benefit Plan" means any employment, bonus, incentive compensation,
      ------------
     deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement (including any collective bargaining agreement), practice, policy or arrangement, whether written or oral, and whether or not subject to ERISA (including, without limitation, any "employee benefit plan" within the meaning of Section 3(3) of ERISA).

(f)  "Broadcast Station" means television station KRON-TV, San Francisco,
      -----------------
     California.

(g)  "Business Contracts" means the Contracts to which the Seller is a party and
      ------------------
     which relate primarily to the operations of the Business or the Purchased Assets.

(h)  "Business Day" means any weekday (Monday through Friday) on which
      ------------
     commercial banks in San Francisco, California and New York, New York are open for business.

(i)  "Business Liabilities" means the Liabilities of the Seller arising out of
      --------------------
     or relating solely to the operations of the Business or the Purchased
     Assets.

(j)  "Communications Act" means the Communications Act of 1934, as amended, any
      ------------------
     successor statute thereto, and all rules, regulations and written policies of the FCC promulgated thereunder.

(k)  "Confidentiality Agreement" means the letter agreement between the Seller
      -------------------------
     and the Purchaser, dated as of July 12, 1999.

(l)  "Contract" means any currently enforceable contract, agreement, indenture,
      --------
     note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral.

(m)  "Encumbrance" means any security interest, pledge, option, easement, right
      -----------
     of entry, restrictive convenant, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

(n)  "Environmental Law" means any Law pertaining to land use, air, soil,
      -----------------
     surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), use, treatment, storage, disposal, handling, transportation, emissions, discharges, releases or threatened releases of Hazardous Materials, public or employee health or safety, Hazardous Materials Activity, or any other environmental matter, including, without limitation, the following laws as in effect on the Closing Date:
     (i) Clean Air Act (42 U.S.C. (S)7401, et seq.); (ii) Clean Water Act (33 U.S.C. (S)1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. (S)6901, et seq.); (iv) Comprehensive Environmental Resource Compensation and Liability Act (42 U.S.C. (S)9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. (S)300f, et seq.); (vi) Toxic Substances Control Act (15 U.S.C. (S)2601, et seq.); (vii) Rivers and Harbors Act (33 U.S.C. (S)401, et seq.); (viii) Endangered Species Act (16 U.S.C. (S)1531, et seq.); (ix) Occupational Safety and Health Act (29 U.S.C. (S)651, et seq.); and (x) any other Laws relating to Hazardous Materials or Hazardous Materials Activities.

(o)  "ERISA" means the Employee Retirement Income Security Act of 1974, as
      -----
     amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(p)  "Exchange Act" means the Securities Exchange Act of 1934, as amended, any
      ------------
     successor statute thereto, and the rules and regulations promulgated thereunder.

(q)  "FCC" means the United States Federal Communications Commission, and any
      ---
     successor agency thereto.

(r)  "Final Order" means an order or action by the FCC that, by reason of
      -----------
     expiration of time or exhaustion of remedies, is no longer subject to administrative or judicial reconsideration or review.

(s)  "GAAP" means generally accepted accounting principles in the United States.
      ----

(t)  "Governmental Authority" means any government, any governmental entity,
      ----------------------
     department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator or panel of arbitrators or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, local or foreign.

(u)  "Governmental Order" means any statute, rule, regulation, order,
      ------------------
     arbitration award, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority.

(v)  "Hazardous Material" means any material or substance that is prohibited or
      ------------------
     regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including, but not limited to, asbestos, petroleum, radon gas and radioactive matter.

(w)  "Hazardous Materials Activity" means the handling, transportation,
      ----------------------------
     transfer, recycling, storage, use, treatment, manufacture, investigation, removal, remediation, release, exposure of others to, sale or other distribution of any Hazardous Material or any product containing a Hazardous Material.

(x)  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
      -------
     as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(y)  "Income Tax" means any federal, state, county, provincial, local or foreign
      ----------
     income, franchise, business profits or other similar Tax, any estimated Tax related thereto, any interest and penalties (civil or criminal) thereon or additions thereto.

(z)  "Income Tax Return" means any Tax Return in respect of Income Taxes.
      -----------------

(aa) "Intellectual Property" means any (i) United States, state or foreign
      ---------------------
     patents, patent applications, patent disclosures and improvements thereto,
     (ii) registered United States, state or foreign trademarks, service marks, trade dress, logos, trade names and corporate names, the goodwill associated therewith, and the registrations and applications for registration thereof, and (iii) registered United States, state or foreign copyrights, and the registrations and applications for registration thereof.

(bb) "Internal Revenue Code" means the Internal Revenue Code of 1986, as
      ---------------------
     amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(cc) "IRS" means the United States Internal Revenue Service, and any successor
      ---
     agency thereto.

(dd) "Knowledge of the Purchaser," "known to the Purchaser" and phrases of
      --------------------------    ----------------------
     similar import mean, with respect to any matter in question relating to the Purchaser or any of its consolidated Subsidiaries, if Vincent J. Young, Ronald J. Kwasnick and James A. Morgan has actual knowledge of such matter without obligation of inquiry.

(ee) "Knowledge of the Seller," "known to the Seller" and phrases of similar
      -----------------------    -------------------
     import mean, with respect to any matter in question relating to the Business, if any of Amy McCombs, President of KRON-TV, Al Holzer, Vice President and General Manager of KRON-TV, Rich Cerussi, Vice President and Director of Sales of KRON-TV, Mark Murray, Vice President, Business Affairs of KRON-TV, Craig Porter, Chief Engineer of KRON-TV, John Sias, President and Chief Executive Officer of the Seller, Marty Jaffe, Chief Financial Officer of the Seller and Ron Ingram, General Counsel of the Seller, has actual knowledge of such matter without obligation of inquiry.

(ff) "Law" means any statute, law, ordinance, regulation, rule, code or rule of
      ---
     common law of any federal, state, county, provincial, local or foreign Governmental Authority.

(gg) "Liability" means any direct or indirect debt, obligation or liability of
      ---------
     any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

(hh) "License" means any franchise, approval, permit, order, authorization,
      -------
     consent, license, registration or filing, certificate, variance and any other similar right obtained from or filed with any Governmental Authority.

(ii) "Material Adverse Effect" means any change or effect that is materially
      -----------------------
     adverse to the assets, liabilities, properties, operations, business, condition (financial or otherwise), or results of operations of the Business, except for any such changes or effects resulting directly or indirectly from (i) the announcement or other disclosure of the transactions contemplated by this Agreement, (ii) regulatory changes or
     (iii) changes in conditions generally applicable to the television broadcasting industry, or in general economic conditions in the geographic regions in which the Business is conducted.

(jj) "Material Business License" means any Business License, the failure of
      -------------------------
     which to obtain or possess would result in a Material Adverse Effect.

(kk) "NRS" means the Nevada Revised Statutes, and any successor statute thereto.
      ---

(ll) "Permitted Encumbrances" means (i) Encumbrances for inchoate mechanics' and
      ----------------------
     materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carriers' liens arising in the ordinary course of business, (ii) Encumbrances for Taxes and other Liabilities not yet due and payable, and for Taxes and other Liabilities being contested in good faith, provided that reserves have been established and maintained for such Taxes and other Liabilities in accordance with GAAP, (iii) Encumbrances in favor of the Purchaser arising out of, under or in connection with this Agreement, (iv) Encumbrances reflected on the Latest Balance Sheet, (v) Encumbrances and imperfections of title the existence of which would not reasonably be expected to materially detract from the value of, interfere with, or otherwise affect the continued ownership, use and enjoyment of the property subject thereto or affected thereby, consistent with past practice, and (vi) solely with respect to Owned Real Property, provided that the following are not violated by existing improvements in any material respect and do not prohibit or materially restrict the continued use and operation of such Owned Real Property for the same uses and operations as currently conducted, or grant any third party any option or right to acquire or lease a material portion thereof, (A) easements, rights of way and other similar restrictions which would be shown by a current title report, (B) conditions that may be shown by a current survey, title report or physical inspection, and (C) zoning, building and other similar restrictions imposed by applicable Law.

(mm) "Person" means any individual, general or limited partnership, firm,
      ------
     corporation, limited liability company, association, trust, unincorporated organization or other entity.

(nn) "Program License Agreements" means any Contract granting rights to
      --------------------------
     programming on any of the Stations.

(oo) "Proprietary Rights" means (i) Intellectual Property, (ii) trade secrets
      ------------------
     and confidential business information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, copyrightable works (including all work in progress), financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information), (iii) copies and tangible embodiments thereof (in whatever form or medium) and (iv) licenses granting any rights with respect to any of the foregoing.

(pp) "Purchaser Documents" means, collectively, (i) the Bill of Sale, (ii)
      -------------------
      the YBSF Bill of Sale, (iii) the Assignment of Proprietary

     Rights, (iv) Escrow Agreement, (v) the Registration Rights Agreement,
     (vi) the SF Gate Office Space Agreement and (vii) any other documents executed and delivered by Purchaser in connection with this Agreement.

(qq) "Purchaser Material Adverse Effect" means any change or effect that (i) is
      ---------------------------------
     materially adverse to the assets, liabilities, properties, operations, business, condition (financial or otherwise), or results of operations of the Purchaser and its subsidiaries, taken as a whole, except for any such changes or effects resulting directly or indirectly from (A) the announcement or other disclosure of the transactions contemplated by this Agreement, (B) regulatory changes, or (C) changes in conditions generally applicable to the television broadcasting industry, or in general economic conditions in the geographic regions in which the Purchaser conducts business, or (ii) is materially adverse to the ability of Purchaser to perform its obligations under this Agreement, or to consummate the transactions contemplated hereby on a timely basis.

(rr) "SEC" means the United States Securities and Exchange Commission, and any
      ---
     successor agency thereto.

(ss) "Securities Act" means the Securities Act of 1933, as amended, any
      --------------
     successor statute thereto, and the rules and regulations promulgated thereunder.

(tt) "Seller Documents" means, collectively, (i) Bill of Sale, (ii) the YBSF
      ----------------
     Bill of Sale, (iii) the Assignment of Proprietary Rights, (iv) the Escrow Agreement, (v) the Grant Deed, (vi) the SFGate Office Space Agreement and
     (vii) any other documents executed and delivered by Seller in connection with this Agreement.

(uu) "Stations" means television station KRON-TV, San Francisco, California and
      --------
     cable television station Bay-TV in the San Francisco, California Bay Area.

(vv) "Subsidiary" means (unless otherwise indicated), with respect to a Person,
      ----------
     any other Person in which such Person has a direct or indirect equity or other ownership interest in excess of fifty percent (50%).

(ww) "Tax" means any federal, state, county, provincial, local or foreign
      ---
     income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by any Governmental Authority (whether payable directly or by withholding), together with any interest, penalties (civil or criminal), additions to, or additional amounts imposed by, any Governmental Authority with respect thereto, and any expenses incurred in connection with the determination, settlement or litigation of any Liability therefor.

(xx)  "Tax Return" means a report, return or other information required to be
       ----------
      supplied to a Governmental Authority with respect to any Tax.

(yy)  "Total Cash Consideration" means an amount equal to $650 million.
       ------------------------

(zz)  "Total Stock Consideration Value" means an amount equal to $172,585,000.
       -------------------------------

(aaa) "Transfer Applications" means the application(s) in which the Seller and
       ---------------------
      the Purchaser shall have joined within five (5) calendar days after the date of this Agreement, which application(s) shall have been filed with the FCC requesting its written consent to the transfer of control of the Broadcast Station Licenses from the Seller to YBSF.

(bbb) "Young Average Stock Price" means the average closing sale price of Young
       -------------------------
      Class A Common Stock, as reported on the Nasdaq National Market System, for the twenty (20) consecutive trading days ending three (3) trading days prior to the Closing Date.

(ccc) "Young Class A Common Stock" means the Class A Common Stock, par value
       --------------------------
      $0.001 per share, of Young.

(ddd) "Young Class B Common Stock" means the Class B Common Stock, par value
       --------------------------
      $0.001 per share, of Young.

(eee) "Young Class C Common Stock" means the Class C Common Stock, par value
       --------------------------
      $0.001 per share, of Young.

(fff) "Young Common Stock" means the Common Stock of Young, including, without
       ------------------
      limitation, Young Class A Common Stock, Young Class B Common Stock and Young Class C Common Stock.

1.2   Certain Additional Definitions.  For all purposes of and under this
      ------------------------------
Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term                                                             Section
----                                                             -------
-------------------------------------------------------------------------------
Affiliate Agreement                                              6.17
-------------------------------------------------------------------------------
Agreement                                                        Preamble
-------------------------------------------------------------------------------
Asset Purchase                                                   Recitals
-------------------------------------------------------------------------------
Assignment of Proprietary Rights                                 3.3(a)
-------------------------------------------------------------------------------
Assumed Liabilities                                              2.2(b)
-------------------------------------------------------------------------------
Assumed Plans                                                    6.12(c)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Bay-TV Partner                                                2.6(a)
-------------------------------------------------------------------------------
Bill of Sale                                                  3.3(a)
-------------------------------------------------------------------------------
Broadcast Station Licenses                                    4.22
-------------------------------------------------------------------------------
Broadcast Station Licenses Consideration                      3.2(c)
-------------------------------------------------------------------------------
Business                                                      Recitals
-------------------------------------------------------------------------------
Business Employee(s)                                          4.9
-------------------------------------------------------------------------------
Business Insurance Policies                                   4.18(a)
-------------------------------------------------------------------------------
Business License(s)                                           2.1(b)
-------------------------------------------------------------------------------
Claim                                                         9.3(a)
-------------------------------------------------------------------------------
Closing                                                       3.1
-------------------------------------------------------------------------------
Closing Date                                                  3.1
-------------------------------------------------------------------------------
Damages                                                       9.2(a)
-------------------------------------------------------------------------------
Default                                                       4.3
-------------------------------------------------------------------------------
Escrow Agent                                                  2.3(c)
-------------------------------------------------------------------------------
Escrow Agreement                                              2.3(c)
-------------------------------------------------------------------------------
Escrow Amount                                                 2.3(c)
-------------------------------------------------------------------------------
Escrow Fund                                                   2.3(c)
-------------------------------------------------------------------------------
Excluded Assets                                               2.1(c)
-------------------------------------------------------------------------------
Excluded Liabilities                                          2.2(c)
-------------------------------------------------------------------------------
Financial Statements                                          4.12
-------------------------------------------------------------------------------
Form S-4                                                      4.23
-------------------------------------------------------------------------------
Latest Balance Sheet                                          4.12
-------------------------------------------------------------------------------
Latest Balance Sheet Date                                     4.12
-------------------------------------------------------------------------------
Leased Assets                                                 4.5(a)
-------------------------------------------------------------------------------
Leased Real Property                                          4.5(a)
-------------------------------------------------------------------------------
Material Business Contract(s)                                 4.7(a)
-------------------------------------------------------------------------------
Merger Agreement                                              Recitals
-------------------------------------------------------------------------------
Non-Union Employees                                           6.12(a)
-------------------------------------------------------------------------------
Owned Intellectual Property                                   4.6(a)
-------------------------------------------------------------------------------
Owned Real Property                                           4.5(a)
-------------------------------------------------------------------------------
Prospectus                                                    4.23
-------------------------------------------------------------------------------
Purchase Price                                                2.3(a)
-------------------------------------------------------------------------------
Purchased Assets                                              2.1(b)
-------------------------------------------------------------------------------
Purchaser                                                     Preamble
-------------------------------------------------------------------------------
Purchaser 401(k) Plan                                         6.12(d)
-------------------------------------------------------------------------------
Response Activities                                           9.4(c)
-------------------------------------------------------------------------------
Seller                                                        Preamble
-------------------------------------------------------------------------------
Seller 401(k) Plan                                            6.12(d)
-------------------------------------------------------------------------------
Seller Affiliate Letter                                       6.17
-------------------------------------------------------------------------------
Seller Articles of Incorporation                              4.1
-------------------------------------------------------------------------------
Seller Bylaws                                                 4.1
-------------------------------------------------------------------------------
Seller Proxy Materials                                        4.23
-------------------------------------------------------------------------------
Seller Shareholders Meeting                                   6.16(b)
-------------------------------------------------------------------------------
SF Gate Agreement                                             3.3(d)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Share Certificate(s)                                             3.4(b)
-------------------------------------------------------------------------------
Short Term Agreement                                             4.7(a)
-------------------------------------------------------------------------------
Termination Date                                                 8.1(b)
-------------------------------------------------------------------------------
Third Party Claim                                                9.3(b)
-------------------------------------------------------------------------------
Total Stock Consideration                                        2.3(b)
-------------------------------------------------------------------------------
Transferred Employees                                            6.12(a)
-------------------------------------------------------------------------------
Use Agreement                                                    3.2(a)
-------------------------------------------------------------------------------
YBSF Bill of Sale                                                3.2(b)
-------------------------------------------------------------------------------
Year 2000 Complaint                                              4.24
-------------------------------------------------------------------------------
Year 2000 problem                                                4.24
-------------------------------------------------------------------------------
Young Proxy Statement                                            4.23
-------------------------------------------------------------------------------
Young SEC Reports                                                5.6(a)
-------------------------------------------------------------------------------
Young Stockholders Meeting                                       6.16(a)
-------------------------------------------------------------------------------
1999 Financial Statements                                        4.12
-------------------------------------------------------------------------------

                                  ARTICLE II.
                           PURCHASE AND SALE OF ASSETS

2.1  Purchase and Sale of Purchased Assets.
     -------------------------------------

(a)  Purchase and Sale.  Upon the terms and subject to the conditions set forth
     -----------------
     herein, at the Closing, (i) the Purchaser shall cause Young SF to purchase from the Seller, and the Seller shall sell, convey, transfer, assign and deliver to the Purchaser, free and clear of all Encumbrances, other than Permitted Encumbrances, all of Seller's right, title and interest in and to the Purchased Assets (as defined below), other than the Broadcast Station Licenses, and (ii) the Purchaser shall cause YBSF to purchase from the Seller, and the Seller shall sell, convey, transfer, assign and deliver to YBSF, all of Seller's right, title and interest in and to Broadcast Station Licenses.

(b)  Definition of Purchased Assets.  For all purposes of and under this
     ------------------------------
     Agreement, the term "Purchased Assets" shall mean, refer to and include all
                          ----------------
     of the Seller's right, title and interest in and to all tangible and intangible assets, properties and rights which are owned, used or held for use by the Seller primarily to conduct the operations of the Business, including, without limitation, all right, title and interest of the Seller in and to all real property (including, without limitation, the Owned Real Property set forth in Schedule 4.5(a) hereto), and any leaseholds and sub-
                           ---------------
     leaseholds therein (including, without limitation, leases for the Leased Real Property set forth in Schedule 4.5(a) hereto), buildings, structures,
                                ---------------
     improvements, fixtures, furnishings and other fittings thereon, and easements, rights-of-way, and other appurtenances thereto, all tangible personal property (whether or not located on the Seller's premises and including, without limitation, the tangible personal property set forth in
     Schedule 4.5(a) hereto) including all machinery, equipment and tools,
     ---------------
     furniture and furnishings, computers and computer supplies, office materials and supplies, automobiles, trucks and other vehicles, inventories of any kind or nature, raw materials and supplies, manufactured and purchased goods, goods in process and finished goods, all accounts, notes and other receivables, all prepaid assets and expenses, and all books, records (other than records relating to Income Taxes), ledgers, files, ADP reports, personnel files, legal files, documents, correspondence, customer, supplier, advertiser, circulation and other lists, invoices and sales data, creative, advertising and other promotional materials, studies, reports, and other printed or written materials or data, and specifically including, without limitation, the following:

(i) Proprietary Rights (including, without limitation, the Intellectual Property set forth in Schedule 4.6(a) hereto), goodwill associated
                           ---------------
     therewith, licenses and sublicenses granted and obtained with respect thereto, rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the applicable Laws of all jurisdictions;

(ii) Business Contracts (including, without limitation, the Material Business Contracts set forth in Schedule 4.7(a) hereto) and all rights thereunder;
                            ---------------

(iii) Business Licenses owned or possessed by the Seller other than Broadcast Station Licenses, to the extent transferable by the Seller to the Purchaser, and all rights thereunder;

(iv)   the Broadcast Station Licenses;

(v) rights in or to all Assumed Plans, and any and all assets associated with or allocated to Business Employees and former employees of the Business thereunder;

(vi) any and all refunds of Taxes relating primarily to the Business other than refunds of Income Taxes;

(vii) Actions, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment of any kind or nature (including, without limitation, any such item relating to Taxes other than Income Taxes) relating to the Purchased Assets or the Assumed Liabilities;

(viii) all rights in and to the trade name "KRON-TV";

(ix)   subject to Section 2.6, the Bay-TV Assets;
                  -----------

(x)    the Seller's equity interest in Sutro Tower, Inc.;

(xi) any and all proceeds from any policies of insurance insuring the Purchased Assets and any claims or causes of action arising out of or with respect to the Purchased Assets on account of their destruction or other loss; and

(xii)  the Seller's rights arising out of the Use Agreement.

(c)    Definition of Excluded Assets.  Notwithstanding anything to the contrary
       -----------------------------
       set forth in this Section 2.1 or elsewhere in this Agreement, the term
                         -----------
       "Purchased Assets" shall not mean, refer to or include the following
       -----------------
       (collectively, the "Excluded Assets"):
                           ---------------
(i) the corporate charter and bylaws, qualifications to transact business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Seller as a corporation;

(ii) all assets, whether real or personal, tangible or intangible, which are owned, used or held for use by the Seller primarily to conduct any business operation or activity other than the Business;

(iii) all real and personal property (including, without limitation, all equipment, furniture, fixtures, files, computers, computer software and computer software licenses, supplies and other personal property) used by the corporate and accounting departments of the Seller;

(iv)   nontransferable Business Contracts and Business Licenses;

(v) rights in or to all Benefit Plans other than Assumed Plans, and all assets associated with all Benefit Plans other than Assumed Plans;

(vi) any and all cash and cash equivalents, except for the Bay-TV Proceeds as provided in Section 2.6 and except for insurance proceeds or cash from
                   -----------
       claims or causes of action received on account of the destruction or other loss of the Purchased Assets;

(vii)  any and all refunds of Income Taxes;

(viii) Actions, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment of any kind or nature (including any such item relating to Taxes) relating to the Excluded Assets or the Excluded Liabilities;

(ix) all Business Insurance Policies and other business insurance policies relating to the Business and refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies applicable to the Business (including, without limitation, the Business Insurance Policies set forth in Schedule 4.18 hereto) following the Closing;
                             -------------

(x) all rights of the Seller under this Agreement, any agreement, certificate, instrument or other document executed and delivered by the Seller in connection with the transactions contemplated hereby, or any side agreement between the Seller and the Purchaser entered into on or after the date of this Agreement; and

(xi)   artwork and statues formerly located at KRON-TV.

2.2    Assumption of Liabilities.
       -------------------------

(a)    Assumption. Upon the terms and subject to the conditions set forth
       ----------
       herein, at the Closing the Purchaser shall cause Young SF or YBSF, as the case may be, to assume from the Seller (and therefore pay, perform and discharge), and the Seller shall irrevocably convey, transfer and assign to such Party, all of the Assumed Liabilities (as defined below).

(b)    Definition of Assumed Liabilities. For all purposes of and under this
       ---------------------------------
       Agreement, the term "Assumed Liabilities" shall mean, refer to and
                            -------------------
       include all Liabilities of the Seller arising out of or relating to the operation of the Business or the Purchased Assets, including, without limitation, the Liabilities set forth below to the extent that such Liabilities arose out of or relate primarily to the operation of the Business or the Purchased Assets, but specifically excluding the Excluded Liabilities (as defined below):

(i) Liabilities of the Seller under all Business Contracts (including, without limitation, the Material Business Contracts set forth in Schedule
                                                                        --------
       4.7(a) hereto) other than nontransferable Business Contracts;
       ------

(ii) Liabilities of the Seller under all Business Licenses (including, without limitation, the Material Business Licenses) other than nontransferable Business Licenses;

(iii)  Liabilities of the Seller under all Assumed Plans;

(iv)   Liabilities (other than Income Taxes) reflected in the Latest Balance
       Sheet;

(v) Liabilities for Taxes (other than Income Taxes) that relate primarily to the Business;

(vi) Liabilities of the Seller arising out of or in connection with any Action related to, or arising out of, the Business or Purchased Assets (including, without limitation, any Action set forth in Schedule 4.15(a)
                                                               ----------------
       hereto);

(vii) Liabilities of the Seller for any obligation to make severance payments to any Business Employee as set forth in any employment agreement, collective bargaining agreement or other Contract or arrangement between the Seller and any such Business Employee to the extent the aggregate amount of all such payments exceeds $1,000,000;

(viii) Liabilities of the Seller for all accrued vacation and sick time of all Business Employees;

(ix) Liabilities of the Seller arising from discharges or releases of Hazardous Materials and other Hazardous Material Activities, violations of Environmental Laws or similar matters to the extent such Liabilities are related to the operations of the Business;

(x) Liabilities under all employment agreements, other Contracts between the Seller and any Business Employee, and collective bargaining agreements relating to the Business, including, without limitation, all employee benefit plans or other arrangements required under any collective bargaining agreement or otherwise negotiated with the union that is a party thereto; and

(xi)   Liabilities arising under the Use Agreement.

(c)  Definition of Excluded Liabilities.  Except for the Assumed Liabilities,
     ----------------------------------
     the Purchaser shall not assume any Liabilities of the Seller (collectively, the "Excluded Liabilities"). Notwithstanding anything to the contrary set
          --------------------
     forth in this Section 2.2 or elsewhere in this Agreement, the term "Assumed
                   -----------                                           -------
     Liabilities" shall not mean, refer to or include (and, therefore, the
     -----------
     "Excluded Liabilities" shall include) the following:
     ---------------------
(i)  Liabilities of the Seller under any Benefit Plan which is not an Assumed
     Plan;
(ii) Liabilities for Income Taxes of the Seller or any other Person; and
(iii)Liabilities of the Seller in respect of transaction costs payable by the Seller pursuant to Section 6.11 hereof.
                        ------------
2.3  Consideration for Purchased Assets.
     ----------------------------------
(a)  Consideration.
     -------------
(i)  The purchase price (the "Purchase Price") for the Purchased Assets shall be
                              --------------
     (1) the Total Cash Consideration, (2) the assumption by Young SF or YBSF of the Assumed Liabilities pursuant to Section 2.2 hereof and (3) an aggregate
                                         -----------
     number of fully paid and nonassessable shares of Young Class A Common Stock equal to the Total Stock Consideration; provided however that in any event, if between the date of this Agreement and the Closing Date, the outstanding shares of Young Class A Common Stock shall have been changed, reclassified or converted into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares, the Total Stock Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares.
(ii) The parties agree to be bound by an appraisal of such assets by Bond & Pecaro, Inc. with respect to an allocation of the Purchase Price among the Purchased Assets. The cost of such appraisal shall be borne equally by the Seller and the Purchaser and shall be conclusive and binding on the parties for purposes of this Section 2.3(a). Notwithstanding anything to the
                          --------------
     contrary contained herein, the allocation pursuant to this Section 2.3(a)
                                                                --------------
     shall be consistent with Section 1060 of the Internal Revenue Code. The shareholders of the Seller, the Seller, the Purchaser, Young SF and YBSF shall (1) execute and file all Tax Returns and prepare all financial statements, returns and other instruments in a manner consistent with the allocation determined pursuant to this Section 2.3(a), and (2) not take any
                                            --------------
     position before any Governmental Authority or in any judicial proceeding that is inconsistent with such allocation. If the allocation determined pursuant to this Section 2.3(a) is disputed by any Governmental
                      --------------

     Authority, the Purchaser or the Seller, as the case may be, shall provide notice of such dispute and the resolution thereof to the other.
(b)  Total Stock Consideration.  For all purposes of and under this Agreement,
     -------------------------
     the term "Total Stock Consideration" means that number of shares of Young
               -------------------------
     Class A Common Stock (or fraction thereof) calculated in accordance with the following:
(i) in the event that the Young Average Stock Price is equal to or greater than $44.38 and less than or equal to $54.24, the Total Stock Consideration shall be equal to the quotient obtained by dividing (A) the Total Stock Consideration Value by (B) the Young Average Stock Price;
(ii) in the event that the Young Average Stock Price is less than $44.38, the Total Stock Consideration shall be an amount equal to the quotient obtained by dividing (A) the Total Stock Consideration Value by (B) $44.38; and
(iii)in the event that the Young Average Stock Price is greater than $54.24, the Total Stock Consideration shall be an amount equal to the quotient obtained by dividing (A) the Total Stock Consideration Value by (B) $54.24.
(iv) Notwithstanding anything to the contrary set forth in this Section 2.3 or
                                                                -----------
     elsewhere in this Agreement, no certificates or scrip or shares of Young Class A Common Stock representing fractional shares of Young Class A Common Stock shall be issued pursuant to this Section 2.3, and such fractional
                                            -----------
     interests shall not entitle the owners thereof to vote or to have any rights of a stockholder of Young or a holder of shares of Young Class A Common Stock.
(c)  Escrow Deposit.  On or prior to the Closing Date, (i) Young and the Seller
     --------------
     shall execute the Escrow Agreement with Norwest Bank Minnesota, N.A. (A Wells Fargo Company) (the "Escrow Agent"), in substantially the form
                                ------------
     attached hereto as Exhibit A (the "Escrow Agreement"), and (ii) the
                        ---------       ----------------
     Purchaser shall deposit with the Escrow Agent, for the benefit and on behalf of the Seller, out of the Total Cash Consideration an amount in cash equal to $30,000,000 (the "Escrow Amount") for disbursement in accordance
                                -------------
     with the terms of the Escrow Agreement (such cash deposit being referred to herein as the "Escrow Fund").
                    -----------

2.4  Further Assurances.  At and after the Closing, and without further
     ------------------
consideration therefor, (i) the Seller shall execute and deliver to the Purchaser such further instruments and certificates of conveyance and transfer as the Purchaser may reasonably request in order to more effectively convey and transfer the Purchased Assets to the Purchaser, Young SF or YBSF, as the case may be, and to put the Purchaser, Young SF or YBSF, as the case may be, in operational control of the Business, or for aiding, assisting, collecting and reducing to possession any of the Purchased Assets and exercising rights with respect thereto and (ii) the Purchaser, Young SF or YBSF, as the case may be, shall execute and deliver to the Seller such further instruments and certificates of assumption, novation and release as the Seller may reasonably request in order to effectively make the Purchaser, Young SF or YBSF, as the case may be, responsible for all Assumed Liabilities and release the Seller therefrom to the fullest extent permitted under applicable Law.

2.5  Nontransferable Business Contracts and Business Licenses.  To the extent
     --------------------------------------------------------
that transfer or assignment hereunder by the Seller to the Purchaser of any Business Contract or Business License is not permitted or is not permitted without the consent of another Person, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. If such transfer or assignment is not permitted, or such consent is not obtained, before the Closing, the Seller shall cooperate with the Purchaser in any reasonable arrangement to provide the Purchaser after the Closing with the benefits of such Business Contract or Business License and to have the Purchaser assume the Liabilities and obligations under such Business Contract or Business License. The Seller shall use all commercially reasonable efforts to obtain any and all such third party consents under all Material Business Contracts and Material Business Licenses; provided, however, that the Seller shall not be required to pay or incur any cost or expense to obtain any third party consent that the Seller is not otherwise required to pay or incur in accordance with the terms of the applicable Material Business Contract or Material Business License.

2.6  Bay-TV.
     ------
(a) The Purchaser acknowledges that Seller's ability to transfer the Bay-TV Assets as part of the Purchased Assets is subject to either (i) receipt of the consent of Seller's partner (the "Bay-TV Partner") under the Bay-TV
                                           --------------
     Joint Venture Agreement, or (ii) the Bay-TV Partner's determination not to purchase the Bay-TV Assets pursuant to the provisions set forth in Section
     8.3 of the Bay-TV Joint Venture Agreement. In addition, upon transfer of the Bay-TV Assets to the Purchaser, it shall acquire the Bay-TV portion of the Business and the Bay-TV Assets subject to the rights of the Bay-TV Partner under the Bay-TV Joint Venture Agreement and any other agreements and arrangements contemplated by the Bay-TV Joint Venture Agreement or entered into between the parties thereto in connection therewith.

(b)  In the event that the Bay-TV Partner exercises its call option under
     Section 8.3 of the Bay-TV Joint Venture Agreement, the Seller agrees that Young shall be entitled to control all negotiations and discussions with the Bay-TV Partner, and subject to the Seller's obligation to comply with its obligations under the Bay-TV Joint Venture Agreement, the Seller will follow the reasonable direction of Young in connection with complying with Sections 8.3 through 8.5 of the Bay-TV Joint Venture Agreement. If the procedures required under Sections 8.3 through 8.5 of the Bay-TV Joint Venture Agreement are completed before Closing, the Seller shall sell the Bay-TV Assets to the Bay-TV Partner, in which event the Business shall not include Bay-TV, the Purchased Assets shall not include the Bay-TV Assets, and all defined terms and provisions of this Agreement (including the representations and warranties and related schedules) shall be deemed amended to exclude any references to the assets or operations of Bay-TV (except that Business Contracts shall continue to include the services agreement between the Seller and the Bay-TV Joint Venture) and, in lieu thereof, the Seller shall assign to the Purchaser the right to receive the net proceeds from the sale (the "Bay-TV Proceeds") at Closing.
                                      ---------------
(c) In the event the Seller is unable to obtain the required consent from the Bay-TV Partner, and the procedures outlined in clause (b) above have not been completed by the Closing, then the Closing shall occur, in which event the Business shall not include Bay-TV, the Purchased Assets shall not include the Bay-TV Assets, and all defined terms and provisions of this Agreement (including the representations and warranties and related schedules) shall be deemed amended to exclude any references to the assets or operations of Bay-TV (except that Business Contracts shall continue to include the services agreement between the Seller and the Bay-TV Joint Venture) and, in lieu thereof, the Seller shall, complete the procedures outlined in clause (b). If upon completion of those procedures, the Seller is entitled to transfer the Bay-TV Assets to the Purchaser, the Seller shall do so. If upon completion of those procedures the Seller shall sell the Bay-TV Assets to the Bay-TV Partner, the Seller shall assign to the Purchaser the Bay-TV Proceeds.

                                  ARTICLE III.
                                   THE CLOSING

3.1  The Closing.  The consummation of the transactions contemplated hereby
     -----------
shall take place at a closing (the "Closing") to be held at 10:00 a.m., New York
                                    -------
time, on ___________, 2000 (the "Closing Date"), at the offices of Cooperman
                                 ------------
Levitt Winikoff Lester & Newman, P.C., 800 Third Avenue, New York, New York 10022, unless another time, date or place is mutually agreed upon in writing by the Seller and the Purchaser.

3.2  Initial Closing Deliveries. At the Closing, the Seller and the Purchaser
     --------------------------
shall initially make or cause to be made the following deliveries, dated as of the Closing Date, and executed on behalf of the Seller and on behalf of the Purchaser or YBSF, as the case may be, in order to effect the transfer to YBSF of the Broadcast Station Licenses and the assumption by YBSF of the Assumed Liabilities with respect to the Broadcast Station Licenses:

(a) The Seller and YBSF shall each execute nd deliver to the other the Use and Management Agreement substantially in the form attached hereto as Exhibit
                                                                       -------
     B (the "Use Agreement");
     -

(b) The Seller and YBSF shall each execute and deliver to the other a Bill of Sale and Assignment and Assumption Agreement with respect to the Broadcast Station Licenses substantially in the form attached hereto as Exhibit C
                                                                   ---------
     (the "YBSF Bill of Sale"); and

(c) YBSF shall deliver to the Seller a portion of the Total Cash Consideration in the amount of $115,000,000 (the "Broadcast Station Licenses
                                         --------------------------
     Consideration") by wire transfer of immediately available funds to an
     -------------
     account designated in writing by the Seller at least two (2) Business Days prior to the Closing Date.

3.3 Subsequent Closing Deliveries of the Seller. At the Closing and immediately
    -------------------------------------------
following the deliveries set forth in Section 3.2 hereof, the Seller shall deliver, or cause to be delivered, to the Purchaser the following instruments, certificates and other documents, dated as of the Closing Date and executed on behalf of the Seller by a duly authorized officer thereof, in order to effect the transfer of the Purchased Assets (other than the Broadcast Station Licenses) to the Purchaser or Young SF, as the case may be, pursuant to Section 2.1 hereof:
-----------

(a)  Instruments of Transfer and Assignment.
     --------------------------------------
(i) A Bill of Sale, Assignment and Assumption Agreement to Young SF with respect to the Purchased Assets other than the Broadcast Station Licenses substantially in the form attached hereto as Exhibit D (the "Bill of
                                                  ---------       -------
     Sale");
     ----
(ii) an Assignment of Proprietary Rights substantially in the form attached hereto as Exhibit E (the "Assignment of Proprietary Rights");
               ---------       --------------------------------
(iii)grant deed(s) conveying fee simple title to the Owned Real Property in substantially the form attached hereto as Exhibit F (the "Grant Deed");
                                               ---------       ----------
(iv) copies of all instruments, certificates, documents and other filings (if applicable) necessary to release the Purchased Assets from all Encumbrances other than Permitted Encumbrances, all in a form reasonably satisfactory to counsel for the Purchaser;

(v) copies of all requisite Licenses, waivers, consents, approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby (including all consents set forth on Schedule 4.4 hereto), and all
                                                 ------------
     requisite consents, approvals or waivers from third parties, which are necessary to effect the valid transfer and assignment of the Purchased Assets to the Purchaser, Young SF or YBSF, as the case may be, pursuant to this Agreement and to otherwise consummate the transactions contemplated hereby, including (A) all consents required to transfer all Material Business Contracts; and (B) all consents required to transfer all Material Business Licenses, to the extent transferable.

(vi) all other instruments and certificates of conveyance and transfer as the Purchaser, Young SF and YBSF may reasonably request in order to more effectively convey and transfer the Purchased Assets to the Purchaser, Young SF and YBSF and to put the Purchaser, Young SF and YBSF in operational control of the

     Business, or for aiding, assisting, collecting and reducing to possession any of the Purchased Assets and exercising rights with respect thereto.
(b)  Closing Certificates.
     --------------------
(i)  An officer's certificate substantially in the form attached hereto as

     Exhibit G;
     ---------
(ii) a secretary's certificate substantially in the form attached hereto as Exhibit H; and
     ---------
(iii)a certificate of the Seller certifying as to its non-foreign status which complies with the requirements of Section 1445 of the Internal Revenue Code.
(c)  Legal Opinions.
     --------------
(i) (1) A legal opinion of Latham & Watkins, outside counsel for the Seller, substantially in the form attached hereto as Exhibit I and (2) a legal
                                                  ---------
     opinion of FCC counsel for the Seller, substantially in the form attached hereto as Exhibit J; and
               ---------
(ii) a legal opinion of W. Ronald Ingram, general counsel of the Seller, substantially in the form attached hereto as Exhibit K.
                                                  ---------

(d)  Other Agreements. The SF Gate Office Space Agreement substantially in the
     ----------------
     form attached hereto as Exhibit L (the "SF Gate Agreement").
                             ---------       -----------------

3.4  Subsequent Closing Deliveries of the Purchaser.  At the Closing, and
     ----------------------------------------------
immediately following the deliveries set forth in Section 3.2 hereof, the
                                                  -----------
Purchaser shall deliver, or cause to be delivered, to the Seller the following instruments, certificates and other documents, dated as of the Closing Date and executed or acknowledged (as applicable) on behalf of the Purchaser or Young SF, as the case may be, by a duly authorized officer thereof, in order to pay for the Purchased Assets (other than the Broadcast Station Licenses) and effect the assumption of all Assumed Liabilities other than with respect to the Broadcast Station Licenses from the Seller pursuant to Section 2.2 hereof:
                                             -----------

(a)  Cash Payments.
     -------------
(i) Cash equal to the Total Cash Consideration less the (i) the Broadcast Station Licenses Consideration and (ii) the Escrow Amount, payable by wire transfer of immediately available funds to an account designated in writing by the Seller at least two (2) Business Days prior to the Closing Date; and
(ii) cash equal to the Escrow Amount payable by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent.
(b)  Share Certificates.  Share certificates representing an aggregate number of
     ------------------
     fully paid and nonassessable shares of Young Class A Common Stock equal to the Total Stock Consideration issued to such persons and in such numbers of shares as shall be designated by the Seller at least two (2) Business Days prior to the Closing Date (each, a "Share Certificate" and, collectively,
                                         -----------------
     the "Share Certificates").
          ------------------

(c)  Instruments of Assumption.
     -------------------------
(i)  The Bill of Sale;
(ii) the Assignment of Proprietary Rights; and
(iii)all other instruments and certificates of assumption, novation and release as the Seller may reasonably request in order to effectively make the Purchaser, Young SF or YBSF, as the case may be, responsible for all Assumed Liabilities and release the Seller therefrom to the fullest extent permitted under applicable Law.
(d)  Closing Certificates.
     --------------------
(i) An officers' certificate substantially in the form attached hereto as Exhibit M for each of the Purchaser, Young SF and YBSF; and
     ---------
(ii) a secretary's certificate substantially in the form attached hereto as Exhibit N for each of the Purchaser, Young SF and YBSF.
     ---------
(e)  Legal Opinion.  A legal opinion of Cooperman Levitt Winikoff Lester &
     -------------
     Newman, P.C., outside counsel for the Purchaser, substantially in the form attached hereto as Exhibit O.
                        ---------
(f)  Other Agreements. The SF Gate Agreement.
     ----------------

                                  ARTICLE IV.
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

     The Seller hereby represents and warrants to the Purchaser as follows:

4.1  Organization.  The Seller is a corporation duly organized, validly existing
     ------------
and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, operate or lease the Purchased Assets, and to conduct the Business as presently conducted by the Seller. The Seller is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities with respect to the Business, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the Articles of Incorporation (the "Seller Articles of Incorporation") and Bylaws (the "Seller
                    --------------------------------                    ------
Bylaws") of the Seller, each as amended and in effect as of the date of this
------
Agreement, have been made available to the Purchaser and its respective agents and representatives.

4.2  Authority.  The Seller has all requisite corporate power and authority to
     ---------
enter into this Agreement and the Seller Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Seller of this Agreement and the Seller Documents, the performance by the Seller of its obligations hereunder and thereunder, and the consummation by the Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, this Agreement constitutes a legally valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and
(ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon the execution and delivery of the Seller Documents by the Seller at the Closing and, assuming the due authorization, execution and delivery by the Purchaser of the Seller Documents to which they are a party, each of the Seller Documents will constitute a legally valid and binding obligation of the Seller, enforceable against the Seller in accordance with its respective terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3  No Violation; Third Party Consents.  Assuming that all consents, waivers,
     ----------------------------------
approvals, orders and authorizations set forth in Schedule 4.4 hereto have been
                                                  ------------
obtained, and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities set forth in Schedule 4.4 hereto have
                                                       ------------
been made and except as set forth in Schedule 4.3 hereto, the execution and
                                     ------------
delivery by the Seller of this Agreement and the Seller Documents, the performance by the Seller of its obligations hereunder and thereunder, and the consummation by the Seller of the transactions contemplated hereby and thereby, will not conflict with or violate, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the Purchased Assets pursuant to, or require the Seller to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under (collectively, a "Default"), the terms and
                                              -------
provisions of (i) the Seller Articles of Incorporation or the Seller Bylaws,
(ii) any Business Contract to which the Seller is a party or by which any of the Purchased Assets is bound, or (iii) any Law applicable to the Seller or any of the Purchased Assets, or any Governmental Order issued by a Governmental Authority by which the Seller or any of the Purchased Assets is in any way bound or obligated.

4.4  Government Consents.  No consent, waiver, approval, order or authorization
     -------------------
of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Seller in connection with the execution and delivery by the Seller of this Agreement and the Seller Documents, the performance by the Seller of its obligations hereunder and thereunder, and the consummation by the Seller of the transactions contemplated hereby and thereby, except as set forth in Schedule 4.4 hereto.
                                           ------------

4.5  Tangible Property.
     -----------------
(a)  Schedule 4.5(a) hereto contains a true, correct and complete list of the
     ---------------
     following to the extent owned, used or held for use by the Seller primarily to conduct the operations of the Business: (i) each parcel of real property owned, as of the date set forth therein, by the Seller ("Owned Real
                                                              ----------
     Property"), (ii) each parcel of real property leased from or to a third
     --------
     party, as of the date set forth therein, by the Seller ("Leased Real
                                                              -----------
     Property") and (iii) all fixed assets owned by the Seller, as reflected in
     --------
     the Seller's schedule of fixed assets prepared in the ordinary course of business as of the date set forth therein. Except as set forth in Schedule
                                                                        --------
     4.5(a) hereto, the Seller does not own, or have a contractual obligation to
     ------
     purchase or otherwise acquire any material interest in, any parcel of real property which would be used or held for use primarily in the operation of the Business. All of the tangible assets and properties used by the Seller pursuant to a lease or license included among the Purchased Assets shall be referred to herein, collectively, as "Leased Assets."
                                           -------------

(b) The Seller has (i) legal, marketable and valid title in fee simple to all of the Owned Real Property, (ii) valid and subsisting leasehold interests in and to all of the Leased Real Property, and (iii) legal and valid title to, or in the case of Leased Assets, valid and subsisting licenses or leasehold interests in and to, all of the tangible personal property set forth in Schedule 4.5(a) hereto, in each case free and clear of any
              ---------------
     Encumbrances other than Permitted Encumbrances and those Encumbrances set forth in Schedule 4.5(a) hereto.
              ---------------

4.6  Intellectual Property and Proprietary Rights.
     --------------------------------------------
(a)  Schedule 4.6(a) hereto contains a true, correct and complete list of all
     ---------------
     material Intellectual Property owned by the Seller as of the date set forth therein, to the extent such Intellectual Property is related primarily to the operations of the Business ("Owned Intellectual Property"). A true and
                                      ---------------------------
     complete copy of all material documentation relating to each item of Owned Intellectual Property has been made available to the Purchaser and its agents and representatives.
(b)  Except as set forth on Schedule 4.6(b), the Seller owns or has a valid
                            ---------------
     right to use all Proprietary Rights used by the Seller to conduct the operations of the Business as currently conducted by the Seller, without infringing upon the rights of any other Person. To the knowledge of the Seller, no other Person is infringing upon the rights of the Seller in or to any of the Owned Intellectual Property.

4.7  Business Contracts.
     ------------------
(a)  Schedule 4.7(a) hereto contains a list of each Business Contract to which
     ---------------
     the Seller is a party or by which the Seller or any of the Purchased Assets is bound as of the date set forth therein, which is material to the Business (each, a "Material Business Contract" and, collectively, the
                        --------------------------
     "Material Business Contracts"), including, without limitation, the
     ----------------------------
     following: (i) noncompetition or other agreements restricting the ability of the Seller to conduct the operations of the Business in any location; and (ii) agreements under which the Seller is obligated to indemnify, or entitled to indemnification from, any other Person, other than any agreement that requires indemnification solely in connection with or as a result of a breach of such agreement. For purposes of this Agreement, any Short Term Agreement or any Business Contract to which the Seller is a party and which obligates the Seller to pay less than $50,000 in annual payments shall be deemed not to be a Material Business Contract and any Business Contract (other than a Short Term Agreement) to which the Seller is a party and which obligates the Seller to pay more than $50,000 in annual payments shall be deemed to be a Material Business Contract. For all purposes of and under this Agreement, the term "Short Term Agreement"
                                                         --------------------
     shall mean an agreement entered into in the ordinary course of business that is terminable by the Seller upon ninety (90) days or less notice without penalty.
(b) The Seller has made available to the Purchaser and its agents and representatives a copy of each written Material Business Contract. Except as set forth in

     Schedule 4.7(b) hereto, (i) each Material Business Contract is in full force and effect and represents a valid, binding and enforceable obligation of the Seller in accordance with the respective terms thereof and, to the knowledge of the Seller, represents a valid, binding and enforceable obligation of each of the other parties thereto; and (ii) there exists no breach or default (or event that with notice or the lapse of time, or both, would constitute a breach or default) on the part of the Seller or, to the knowledge of the Seller, on the part of any other party under any Business Contract.

4.8  Business Licenses.  The Seller owns or possesses all right, title and
     -----------------
interest in and to all Licenses which are necessary to conduct the Business as conducted by the Seller as of the date hereof (each, a "Business License" and,
                                                        ----------------
collectively, the "Business Licenses").  No loss or expiration of any Business
                   -----------------
License is pending or, to the knowledge of the Seller, threatened, other than the expiration of any Business Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business.

4.9  Business Employees.  Schedule 4.9 hereto contains a true, correct and
     ------------------   ------------
complete list of all employees of the Seller who, as of the date set forth therein, have employment duties principally related to the Business, including (and designating as such) any such employee who is an inactive employee on paid or unpaid leave of absence, and indicating date of employment, current title and compensation. Each employee set forth in Schedule 4.9 hereto who remains
                                          ------------
employed by the Seller immediately prior to the Closing (whether actively or inactively), and each additional employee who is hired to work in the Business following the date hereof and prior to the Closing who remains employed by the Seller immediately prior to the Closing (whether actively or inactively), shall be referred to herein individually as a "Business Employee" and, collectively,
                                         -----------------
as "Business Employees."
    ------------------

4.10 Employee Benefit Plans.
     ----------------------
(a)  Schedule 4.10(a) hereto contains a true, correct and complete list of each
     ----------------
     Benefit Plan which the Seller sponsors, maintains, has any obligation to contribute to, has Liability under or is otherwise a party to as of the date set forth therein, and which covers or otherwise provides benefits to any Business Employees or former employees of the Business (or their dependents and beneficiaries) (with respect to their relationship with the Business).
(b)  Except as set forth in Schedule 4.10(b) hereto:
                            ----------------
(i) each of the Assumed Plans and the Seller 401(k) Plan presently complies and has been operated in compliance in all material respects with its terms and all applicable Laws, including, without limitation, ERISA and all tax rules for which favorable tax treatment is intended;
(ii) each of the Assumed Plans and the Seller 401(k) Plan which is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code has been determined by the IRS to be so qualified and, to the knowledge of the Seller, no circumstances have occurred that would adversely affect the tax- qualified status of any such Assumed Plan;
(iii)with respect to each of the Assumed Plans and the Seller 401(k) Plan, true, correct, and complete copies of the applicable following documents have been made available to the Purchaser and its agents and representatives: (A) all current plan documents and related trust documents, and any amendments thereto; (B) Forms 5500 (with all Schedules thereto), financial statements, and actuarial reports for the last three completed plan years; (C) the most recently issued IRS determination letter; and (D) summary plan descriptions; and
(iv) neither the Seller, nor any entity required to be aggregated with the Seller or any Subsidiary thereof (as defined under Sections 414(b), 414(c), 414(m) or 414(o) of the Internal Revenue Code or Section 4001 of ERISA) has incurred any withdrawal liability that has not been satisfied with respect to any "multiemployer plan" (as defined in Section 3(37) of ERISA).
(c)  Except as set forth in Schedule 4.10(c) hereto, the execution and delivery
                            ----------------
     by the Seller of this Agreement and the Seller Documents, the performance by the Seller of its obligations hereunder and thereunder, and the consummation by the Seller of the transactions contemplated hereby and thereby, does not and will not result in the acceleration or creation of any rights or benefits of any current Business Employee or former employee of the Business that would not have been required but for the transactions contemplated by this Agreement.
(d) With respect to each Assumed Plan, all accrued contribution obligations of the Seller have been fully satisfied or are fully reflected as payables on the Latest Business Balance Sheet as of the Latest Balance Sheet Date. As of the latest annual actuarial valuation, the aggregate present value of all accrued benefits (vested and non-vested), as determined on an ongoing basis, under each Assumed Plan that is a defined benefit plan does not exceed the aggregate fair market value of the assets of such Assumed Plan. The Seller has provided notice to the Purchaser of any material change in the net fair market value of the assets of such Assumed Plans of which the Seller has knowledge for the period between the latest annual asset valuation for each such plan and the Closing Date. No Assumed Plan has incurred an accumulated funding deficiency, as defined in Section 412 of the Internal Revenue Code and Section 302(e)(1) of ERISA.
(e) To the knowledge of the Seller, the Assumed Plans and the Seller have not engaged in any transaction prohibited under the provisions of Section 4975 of the Internal Revenue Code or Section 406 of ERISA for which no applicable exemption exists. The Seller has incurred no Liability for excise tax or penalty due to the Internal Revenue Service or any Liability to the Pension Benefit Guaranty Corporation with respect to any Assumed Plan.

(f)  Except as set forth on Schedule 4.10(f), (i) there has been no complete or
                            ----------------
     partial or termination of, or discontinuance of contributions to the KRON-TV,IBEW, Local 45 Pension Plan (the "IBEW Pension Plan") without notice to
                                          -----------------
     and approval by the Internal Revenue Service and the Pension Benefit Guaranty Corporation, as applicable; (ii) the IBEW Pension Plan has not been terminated; (iii) there has been no "reportable event" (as defined in Section 4043 of ERISA) for which notice has not been waived with respect to the IBEW Pension Plan; (iv) the Seller has not incurred Liability under
     Section 4062 of ERISA; (v) the Seller could not reasonably be expected to have any direct or indirect Liability to the AFTRA Health and Retirement Fund for delinquent contributions or complete or partial withdrawal (as defined in ERISA Sections 4203 and 4205, respectively); and (vi) other than with respect to benefit accruals in the ordinary course and ordinary uncontested claims for benefits thereunder, no circumstances exist pursuant to which the Seller could have any direct or indirect Liability whatsoever to (A) the Pension Benefit Guaranty Corporation under Title IV of ERISA,
     (B) the Internal Revenue Service for any excise tax or penalty, or (C) any entity pursuant to a statutory lien to secure payment of any such Liability, with respect to any Assumed Plan.
(g) For each year that premiums were required, the Seller has paid all premiums (and penalties for late payment, if applicable) due the Pension Benefit Guaranty Corporation with respect to the IBEW Pension Plan.
(h) With respect to all Assumed Plans, all reports and other documents required to be filed with any governmental agency or distributed to plan participants or beneficiaries (including, but not limited to, Forms 5500 with all applicable schedules, actuarial reports and independent accountant's opinions) have been timely filed or distributed.
(i) No Assumed Plan that is intended to be a tax qualified plan under Section 401(a) of the Internal Revenue Code is the subject of a filing pending with the Internal Revenue Service Employee Plans Compliance Resolution System.
(j) To the knowledge of the Seller, as to the date hereof, no audit or other examination by the Internal Revenue Service, Pension Benefit Guaranty Corporation or any other governmental agency of any Form 5500 for any Assumed Plan is presently in progress, nor has the Seller been notified in writing or otherwise of any request for such an audit or other examination.

4.11 Sufficiency of Purchased Assets.
     -------------------------------

     The Seller owns or has valid rights to use all of the Purchased Assets necessary to conduct the operations of the Business in a manner consistent with past practice. The Purchased Assets are sufficient to conduct the Business as it is presently conducted. The tangible personal property set forth in Schedule
                                                                        --------
4.5(a) hereto and the Leased Assets are in good condition and repair (ordinary
------
wear and tear excepted) for property of comparable type, age and usage, except for tangible personal property that is obsolete and no longer used.

4.12  Financial Statements.  Attached to Schedule 4.12 hereto is a true, correct
      --------------------               -------------
and complete copy of the following financial statements (collectively, the

"Financial Statements"): (i) the unaudited balance sheet of the Business (the
---------------------
"Latest Balance Sheet") as of March 31, 2000 (the "Latest Balance Sheet Date"),
---------------------                              -------------------------
and the related unaudited statement of income for the three (3) month period then ended, and (ii) the unaudited balance sheet of the Business as of December 31, 1999, and the related unaudited income statement for the year then ended (the "1999 Financial Statements"). The Financial Statements have been derived
      -------------------------
from the books and records of the Seller (which are accurate and complete in all material respects) and, in the case of the 1999 Financial Statements, the audited consolidated financial statements of the Seller (which were accurate and complete in all material respects), and fairly present, in all material respects, the assets and the Liabilities of the Seller that primarily relate to, or primarily arise out of, the Business as of the respective dates thereof, and the results of operations of the Business for the respective periods then ended.

4.13 No Undisclosed Liabilities.
     --------------------------
(a) The Seller has no Business Liabilities of a type required by GAAP to be reflected on, or reserved against in, a balance sheet of the Seller or in the notes thereto, except (i) the Liabilities reflected on, or reserved against in, the Latest Business Balance Sheet, (ii) Liabilities incurred in the ordinary course of business after the Latest Business Balance Sheet Date, (iii) Liabilities set forth in Schedule 4.13(a) hereto, and (iv)
                                          ----------------
     Liabilities arising under the Business Contracts.
(b)  Except as set forth in Schedule 4.13(b) hereto or on the Latest Balance
                            ----------------
     Sheet, or as contemplated by this Agreement, since September 30, 1999 the Seller has conducted the Business in the ordinary course and in a manner consistent with past practices, and there has not been, occurred or arisen any event or occurrence which has had, or would reasonably be expected to have, a Material Adverse Effect on the Business.

4.14 Subsidiaries and Investments.  Except as set forth in Schedule 4.14
     ----------------------------                          -------------
hereto, the Seller does not have any Subsidiaries, and does not own any direct or indirect equity or debt interest in any other Person, including, without limitation, any interest in a corporation, partnership or joint venture, and is not obligated or committed to acquire any such interest, in any case which Subsidiary, interest or other Person relates primarily to the Business or is a Purchased Asset.

4.15 Litigation; Governmental Orders.
     -------------------------------
(a)  Except as set forth in Schedule 4.15(a) hereto, as of the date set forth
                            ----------------
     therein, there are no pending or, to the knowledge of the Seller, threatened Actions by any Person or Governmental Authority against or relating to the Seller with respect to the Business or, to the knowledge of the Seller, any current or former employees (in their capacity as such) of the Seller.

(b) The Seller is not subject to or bound by any Governmental Order with respect to the Business.

4.16 Compliance with Laws.  Except as set forth in Schedule 4.16 hereto, to the
     --------------------                          -------------
knowledge of the Seller, the Seller is in compliance with each Law or Governmental Order applicable to the Business.

4.17 Environmental Matters.  (i) No Hazardous Material is present at any of the
     ---------------------
Owned Real Property or Leased Real Property in violation of any applicable Environmental Law, (ii) during the course of its operation of the Business, the Seller has not engaged in any Hazardous Materials Activity in violation of any applicable Environmental Law and (iii) as of the date hereof, no Action is pending or, to the knowledge of the Seller, has been threatened in writing against the Seller concerning any of the Owned Real Property or Leased Real Property, or any of the Hazardous Materials Activities of the Seller taken during the course of its operation of the Business.

4.18 Insurance.
     ---------
(a)  Schedule 4.18 hereto contains a true, correct and complete list (specifying
     -------------
     the insurer, the policy number or covering note number with respect to binders and the limits, and the aggregate limit, if any, of the insurer's liability thereunder) of all policies or binders of fire, liability, errors and omissions, workers' compensation, vehicular, and other insurance held by or on behalf of the Seller with respect to the Business as of the date set forth therein ("Business Insurance Policies").
                         ---------------------------
(b)  Except as set forth on Schedule 4.18(b) hereto, all of the Business
                            ----------------
     Insurance Policies are in full force and effect. The Seller is not in default with respect to any material provision contained in any such Business Insurance Policy, nor has the Seller failed to give any notice or present any claim under any such Business Insurance Policy in due and timely fashion. The Seller has not received any notice of cancellation or non-renewal of any such Business Insurance Policy. The Seller has not received any notice from any of its insurance carriers that any premiums will be materially increased in the future or that any insurance coverage under the Business Insurance Policies will not be available in the future on substantially the same terms as now in effect.

4.19 Transactions with Affiliates.  Except as set forth in Schedule 4.19
     ----------------------------                          -------------
hereto, no shareholder, officer, director or employee of the Seller or any of its Affiliates, or any immediate family member of any of the foregoing, (a) has an outstanding loan to or from the Seller (b) has except as set forth in
Schedule 4.10(a) hereto, any contractual or other claim, express or implied, of
----------------
any kind whatsoever against the Business or the Purchased Assets or against the Seller with respect to the Business, (c) has any interest in any of the Purchased Assets, or (d) is engaged in any other transaction with the Seller with respect to the Business other than in such person's capacity as an employee, officer or director of the Seller.

4.20 Taxes.
     -----
(a) With respect to Taxes (other than Income Taxes) that relate primarily to the Business, except as set forth in Schedule 4.20(a) hereto, (i) the
                                          ----------------
     Seller has prepared and timely filed, and will prepare and timely file, all Tax Returns required to be filed by or on behalf of the Seller with respect to Taxes concerning or attributable to the Business for any taxable period ending on or before the Closing Date, taking into account any extension of time to file that has been granted to, or obtained by or on behalf of, the Seller, (ii) all Taxes shown to be due on such Tax Returns have been paid or will be paid and (iii) no deficiency for any amount of Taxes has been proposed, asserted or assessed by a taxing authority against the Seller, which deficiency remains unpaid, except for such deficiencies which (A) are being contested in good faith or (B) for which adequate reserves have been established.
(b) With respect to Taxes (other than Income Taxes) that relate primarily to the Business, except as set forth in Schedule 4.20(b) hereto, as of the
                                          ---------------
     date set forth therein, (i) no waivers of statutes of limitations have been given with respect to any Tax Returns and reports of the Seller, which waivers are currently in effect, and no request for any such waiver is currently pending, (ii) no requests for rulings or determination letters or competent authority relief with respect to the Seller is currently pending with any taxing authority with respect to any Taxes and (iii) no audit or other examination of any Tax Return of the Seller is presently in progress, nor has the Seller been notified in writing of any request for such an audit or other examination.
(c) There are no liens for Taxes on any of the Purchased Assets, other than liens for Taxes not yet due and payable and those being contested in good faith, nor are there any unpaid Taxes for which assessments have been made which could result in a lien on any of the Purchased Assets.
4.21 Brokers.  All negotiations relative to this Agreement and the transactions
     -------
contemplated hereby have been carried out by the Seller directly with the Purchaser without the intervention of any Person on behalf of the Seller in such manner as to give rise to any valid claim by any Person against the Purchaser, Young SF or YBSF, for a finder's fee, brokerage commission or similar payment, other than Donaldson, Lufkin & Jenrette Securities Corporation, whose fees and expenses shall be borne by the Seller.

4.22 FCC Matters.  All licenses, permits, permissions and other authorizations
     -----------
issued by the FCC for the operation of the Broadcast Station, including, but not limited to, those listed on Schedule 4.22 hereto, and the right to use the
                            -------------
Broadcast Station's call
letters (the "Broadcast Station Licenses") constitute all of the FCC licenses,
              --------------------------
permits and other authorizations used or necessary to lawfully operate the Broadcast Station in the manner it is now operated. The Broadcast Station Licenses, including extensions or renewals thereof, are in full force and effect and are unimpaired by any acts or omissions of the Seller or its shareholders, employees or agents. Without limiting the generality of the foregoing, the Broadcast Station Licenses are all valid for the balance of the current license term applicable to television stations licensed to communities in the state where the Broadcast Station is located and are subject to no restrictions or conditions outside of the ordinary course.

4.23  Accuracy of Information Supplied.  None of the information supplied or to
      --------------------------------
be supplied by the Seller for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed by the Purchaser with the SEC to register the issuance of Young Class A Common Stock in connection with the Agreement (the "Form S-4") will, at the time the Form S-4 (including any
                --------
amendments or supplements thereto) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the prospectus included in the Form S-4 (such prospectus, and any amendments or supplements thereto, the "Prospectus") will, on the date it is first mailed to
                          ----------
shareholders of the Seller and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the proxy statement relating to the Young Stockholders Meeting included in the Form S-4 (such proxy statement, and any amendments or supplements thereto, the "Young Proxy Statement"), on the date it is first mailed to stockholders of the
----------------------
Purchaser and at the time of the Young Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iv) the proxy materials related to the Seller Shareholders Meeting (such proxy materials or information materials, and any amendments or supplements thereto, the "Seller
                                                                       ------
Proxy Materials") will, on the date it is first mailed to shareholders of the
---------------
Seller and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.24  Year 2000 Readiness.  The Seller has made available to the Purchaser and
      -------------------
its agents and representatives disclosure regarding the state of readiness, remediation plans and related expenditures of the Business relating to what is commonly referred to as the "Year 2000 problem." As of the date thereof, such disclosure was accurate. As of the date hereof, to the knowledge of the Seller, the management information systems of the Business are Year 2000 Compliant, except as would not reasonably be expected to result in an expenditure of more than $50,000 to be Year 2000 Compliant. For the purposes of this Section 4.24,
                                                                  ------------
"Year 2000 Compliant" means the ability to (a) correctly handle date information before, during and after January 1, 2000, (b) function according to the documentation before, during and after January 1, 2000 (assuming correct configuration), (c) respond to two digit date input in a way that resolves the ambiguity as to century, (d) store and provide output of date information in ways that are unambiguous as to century and, (e) manage the leap year occurring in the year 2000 following the quad-centennial rule.

4.25  Books and Records.  Except as set forth on Schedule 4.25 hereto, the books
      -----------------                          -------------
and records of the Seller relating to the Business fairly reflect the operations of the Business.

                                  ARTICLE V.
                Representations and Warranties of the Purchaser

     The Purchaser hereby represents and warrants to the Seller as follows:

5.1  Organization.  The Purchaser is, and at the Closing each of Young SF and
     ------------
YBSF will be, a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, operate or lease the assets and properties now owned, operated or leased by it, and to conduct its operations as presently conducted by Purchaser. The Purchaser is, and at the Closing each of Young SF and YBSF will be, duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.2  Authority.  The Purchaser has, and at the Closing each of Young SF and YBSF
     ---------
will have, all requisite power and authority to enter into this Agreement and the Purchaser Documents, as the case may be, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Purchaser Documents, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been, and at the Closing the execution and delivery by each of Young SF and YBSF, as the case may be, of the Purchaser Documents, the performance and by each of Young SF and YBSF of its obligations thereunder, and the consummation by each of Young SF and YBSF, as the case may be, of the transactions contemplated thereby, will be, duly authorized by all necessary action on the part of each of Young SF and YBSF, as the case may be. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by the Seller, this Agreement constitutes a legally valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon the execution and delivery of the Purchaser Documents by the Purchaser, Young SF and YBSF, as the case may be, at the Closing and, assuming the due authorization, execution and delivery thereof by the Seller, the Purchaser Documents constitute legally valid and binding obligations of the Purchaser, Young SF and YBSF, enforceable against the Purchaser, Young SF and YBSF, in accordance with their terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3  No Violation.  Assuming that all consents, waivers, approvals, orders and
     ------------
authorizations set forth in Schedule 5.4 hereto have been obtained and all
                            ------------
registrations, qualifications, designations, declarations or filings with any Governmental Authorities set forth in Schedule 5.4 hereto have been made and
                                      ------------
except as set forth on Schedule 5.3 hereto, the execution and delivery by each
                       ------------
of the Purchaser, Young SF and YBSF, as the case may be, of this Agreement and the Purchaser Documents, the performance by each of the Purchaser, Young SF and YBSF of its obligations hereunder and thereunder, and the consummation by each of the Purchaser, Young SF and YBSF of the transactions contemplated hereby and thereby, will not conflict with or violate in any material respect, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any material obligation or loss of any material benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of assets or properties of any of the Purchaser, Young SF or YBSF pursuant to, or require any of the Purchaser, Young SF or YBSF to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms or provisions of (i) the organizational documents of the Purchaser, Young SF or YBSF, (ii) any material Contract to which any of the Purchaser, Young SF or YBSF is or will be a party or is or will be bound, other than any Contract that any of the Purchaser, Young SF or YBSF enters into in order to obtain any financing it requires to consummate the transactions contemplated hereby; or (iii) any Law applicable to the Purchaser, Young SF or YBSF, or any Governmental Order issued by a Governmental Authority by which any of the Purchaser, Young SF or YBSF is or will be in any way bound or obligated, except, in the case of clauses (ii) and (iii) of this Section 5.3, as would not,
                                                      -----------
in any individual case, have a Purchaser Material Adverse Effect.

5.4  Governmental Consents.  No consent, waiver, approval, order or
     ---------------------
authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is or will be required on the part of the Purchaser, Young SF or YBSF, in connection with the execution and delivery by the Purchaser, Young SF or YBSF, as the case may be, of this Agreement and the Purchaser Documents, the performance by the Purchaser, Young SF and YBSF of its obligations hereunder and thereunder, and the consummation by the Purchaser, Young SF and YBSF of the transactions contemplated hereby and thereby, including, without limitation, the assumption of the Assumed Liabilities from the Seller, except (i) as set forth in Schedule 5.4 hereto and (ii) where the
                                       ------------
failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not have a Purchaser Material Adverse Effect.

5.5  Young Capital Stock.
     -------------------
(a) The authorized capital stock of the Purchaser consists of 60,000,000 shares of Young Common Stock, consisting of (i) 20,000,000 shares of Young Class A Common Stock, of which 11,136,966 shares have been issued and are outstanding as of the date hereof, (ii) 20,000,000 shares of Class B Common Stock, of which 2,352,251 shares have been issued and are outstanding as of the date hereof and (iii) 20,000,000 shares of Class C Common Stock, none of which have been issued or are outstanding as of the date hereof. All such issued and outstanding shares of Young Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Certificate of Incorporation or Bylaws of the Purchaser, in each case as amended to date, or any agreement to which the Purchaser is or was a party or by which the Purchaser is or was bound. Other than the shares of Young Common Stock issued and outstanding as of the date hereof, there are no other issued or outstanding shares of capital stock of the Purchaser.
(b) As of the date hereof, an aggregate of 2,300,000 shares of Young Class A Common Stock have been reserved for issuance under the 1995 Stock Option Plan of the Purchaser (the "Young Option Plan"), 1,848,853 shares of which
                                 -----------------
     are issuable upon the exercise of options outstanding under the Young Option Plan. All of the shares of Young Common Stock issuable upon the exercise of options outstanding under the Young Option Plan have been duly authorized and, upon the exercise of such options in accordance with the terms of the Young Option Plan and such option, will be validly issued, fully paid and nonassessable shares of Young Common Stock. Except for options to purchase shares of Young Class A Common Stock outstanding under the Young Option Plan and as set forth on Schedule 5.5(b) hereto, as of the
                                               ---------------
     date hereof, there are no outstanding options, warrants, calls, rights of conversion or other rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Young Common Stock to which the Purchaser is a party, or by which it is bound, obligating the Purchaser to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Young Common Stock.

(c)  Except as set forth in Schedule 5.5(c) hereto, as of the date hereof, there
                            ---------------
     are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to Young Common Stock to which the Purchaser is a party, or by which it is bound, obligating the Purchaser to repurchase, redeem or otherwise acquire any issued and outstanding shares of Young Common Stock and (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Purchaser.

5.6  Young SEC Reports; Young Financial Statements.
     ---------------------------------------------
(a) The Purchaser has delivered to the Seller true, correct and complete copies of (i) each registration statement, proxy or information statement, form, report and other documents required to be filed by Young with the SEC since January 1, 1999 (collectively, the "Young SEC Reports") and (ii) each
                                         -----------------
     amendment or modification to any Young SEC Report which has been filed by Young prior to the date hereof. As of their respective dates, the Young SEC Reports (i) complied (except to the extent revised or superseded by a subsequent filing with the SEC prior to the date hereof), or, with respect to those Young SEC Reports to be filed after the date hereof and prior to the Closing, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (ii) did not (except to the extent revised or superseded by a subsequent filing with the SEC prior to the date hereof), or, with respect to those Young SEC Reports to be filed after the date hereof and prior to the Closing (except to the extent revised or superseded by a subsequent filing by the SEC prior to the Closing), will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Young has filed all Young SEC Reports required to be filed by it under the Exchange Act since January 1, 1999.
(b) Except as set forth therein, each of the consolidated balance sheets of Young, and the related consolidated statements of operations, stockholders' equity and cash flows, included in or incorporated by reference into the Young SEC Reports (including the related notes and schedules) (i) was prepared in accordance with the books and records of Young, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (except that any unaudited consolidated financial statements of the Seller included in or incorporated by reference into any of the Young SEC Reports may not contain all of the footnotes required by GAAP) and (iii) presents fairly (except to the extent revised or superseded by financial statements included in a subsequent filing with the SEC prior to the date hereof), in all material respects, the consolidated financial position of Young and its consolidated Subsidiaries as of the respective date thereof, or the consolidated results of operations, stockholders' equity or cash flows, as the case may be, of Young and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments).

5.7  No Undisclosed Liabilities.  Neither Young nor any of its Subsidiaries has
     --------------------------
any Liabilities of a type required by GAAP to be reflected on, or reserved against in, a consolidated balance sheet of Young and its Subsidiaries or in the notes thereto, except for (i) Liabilities reflected on, or reserved against in, the consolidated balance sheet of Young as of September 30, 1999 included within the Form 10-Q filed by Young with the SEC on November 10, 1999, (ii) Liabilities incurred in the ordinary course of business since September 30, 1999 and (iii) Liabilities set forth on Schedule 5.7 hereto.
                         ------------

5.8  Absence of Certain Changes.  Except (i) as set forth in Schedule 5.8
     --------------------------                              ------------
hereto, (ii) as set forth in the Young SEC Reports, or (iii) as contemplated by this Agreement, since September 30, 1999, the Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practices, and there has not been, occurred or arisen any event or occurrence which has had, or would reasonably be expected to have, a Young Material Adverse Effect.

5.9  Litigation; Governmental Orders.
     -------------------------------
(a)  Except as set forth in Schedule 5.9(a) hereto, as of the date hereof, there
                            ---------------
     are no pending or, to the knowledge of the Purchaser, threatened Actions by any Person or Governmental Authority against or relating to the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, any current or former employees (in their capacity as such) of the Purchaser or any of its Subsidiaries, other than those which would not, in any individual case, reasonably be expected to have a Purchaser Material Adverse Effect.
(b) The Purchaser and its Subsidiaries are not subject to or bound by any Governmental Order, other than those which would not, in any individual case, reasonably be expected, as of the date hereof, to have a Purchaser Material Adverse Effect.

5.10  Compliance with Laws.  Except as set forth in Schedule 5.10 hereto, to the
      --------------------                          -------------
knowledge of the Purchaser, the Purchaser and its Subsidiaries are in compliance with each material Law or Governmental Order applicable to the Purchaser and its Subsidiaries, other than those which would not, in any individual case, reasonably be expected to have a Purchaser Material Adverse Effect.

5.11  Business Licenses.  The Purchaser and its Subsidiaries own or possess all
      -----------------
right, title and interest in and to all Licenses which are necessary to conduct their respective operations as conducted by them as of the date hereof, except for such Licenses which the failure to obtain or possess would not have a Purchaser Material Adverse Effect. No loss or expiration of any such License is pending or, to the knowledge of the Purchaser, threatened, other than the expiration of any such Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business.

5.12  Brokers.  All negotiations relative to this Agreement and the transactions
      -------
contemplated hereby have been carried out by the Purchaser directly with the Seller without the intervention of any Person on behalf of the Purchaser in such manner as to give rise to any claim by any Person against the Seller for a finder's fee, brokerage commission or similar payment other than Lazard Freres & Co. LLC, whose fees and expenses shall be borne by Purchaser.

5.13  Vote Required.  The affirmative approval of a majority of the issued and
      -------------
outstanding shares of Young Common Stock is the only stockholder approval required to approve the issuance of the Young Class A Common Stock in connection with the consummation of this Agreement and the other transactions contemplated hereby.

5.14  FCC Matters.  The Purchaser is legally and financially qualified under the
      -----------
Communications Act to enter into this Agreement and to consummate the transactions contemplated hereby. It is not necessary for the Purchaser or any Affiliate of the Purchaser (or any person in which the Purchaser or any Affiliate of the Purchaser has an attributable interest under the Communications
Act) to seek or obtain any waiver from the FCC, dispose of any interest in any media or communications property or interest (including, without limitation, the Broadcast Station), terminate any venture or arrangement, or effectuate any changes or restructuring of their ownership, including, without limitation, the withdrawal or removal of officers or directors or the conversion or repurchase of equity securities of the Purchaser or any Affiliate of the Purchaser or owned by the Purchaser or any Affiliate of the Purchaser (or any person in which the Purchaser or any Affiliate of the Purchaser has any attributable interest under the Communications Act). The Purchaser will be able to certify on a FCC Form 314 that it is financially qualified.

5.15  Accuracy of Information Supplied.  None of the information supplied or to
      --------------------------------
be supplied by the Purchaser for inclusion or incorporation by reference in (i) the Form S-4, at the time the Form S-4 (including any amendments or supplements thereto) became effective under the Securities Act, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Prospectus, on the date it was first mailed to shareholders of the Seller and at the time of the Seller Shareholders Meeting, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Young Proxy Statement, on the date it was first mailed to stockholders of Young and at the time of the Young Stockholders Meeting, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (iv) the Young Proxy Materials, on the date it is first mailed to shareholders of the Seller and at the time of the Seller Shareholders Meeting, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form S-4, the Prospectus and the Young Proxy Statement comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

                                  ARTICLE VI.
                            Covenants and Agreements

6.1  Conduct of Business by the Seller.
     ---------------------------------

(a) At all times during the period commencing upon the date hereof and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1
                                                                    -----------
     hereof, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as contemplated hereby or as otherwise set forth in Schedule 6.1 hereto, the
                                                      ------------
     Seller shall (i) conduct the operations of the Business in the ordinary course of business and consistent with past practices, (ii) use commercially reasonable efforts to preserve intact the goodwill of the Business and the current relationships of the Seller with its officers, employees, customers, suppliers and others with significant and recurring business dealings with the Business, (iii) use commercially reasonable efforts to maintain all Business Insurance Policies and all Business Licenses that are necessary for the Seller to carry on the Business in the manner conducted by the Seller as of the date hereof, (iv) maintain the books of account and records of the Business in the usual, regular and ordinary manner and consistent with past practices and (v) maintain accounts receivable and accounts payable related to the Business at levels consistent with past practice.
(b) At all times during the period commencing upon the date hereof and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1
                                                                    -----------
     hereof, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in Schedule 6.1 hereto, the
                                                      ------------
     Seller shall not take, or cause to be taken, any of the following actions to the extent such actions relate primarily to the Business:
(i) change or agree to rearrange in any material respect the character of the Business;
(ii) (A) adopt, enter into or amend any arrangement which is, or would be, an Assumed Plan unless otherwise required by applicable Law or this Agreement, or (B) make any change in any actuarial methods or assumptions used in funding any Assumed Plan or in the assumptions or factors used in determining benefit equivalencies thereunder;
(iii)knowingly waive any right of material value;

(iv) make any material write down of inventory or material write off as uncollectable of accounts receivable;
(v) increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the Business Employees, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required by any existing Contract or Law;
(vi) make any payment or commitment to pay any severance or termination pay to any Business Employee or any independent contractor, consultant, agent or other representative of the Business, other than payments or commitments to pay such Business Employees in the ordinary course of business consistent with past practice;
(vii) (A) sell, abandon or make any other disposition of any of the assets of the Business (other than the Excluded Assets) other than in the ordinary course of business consistent with past practice; or (B) grant or incur any Encumbrance on any of the assets of the Business (other than the Excluded Assets) other than Permitted Encumbrances;
(viii) except in the ordinary course of business and except for Excluded Liabilities, incur or assume any debt, obligation or Liability;
(ix) enter into any commitments to make capital expenditures payable after the Closing in an aggregate amount exceeding $1,000,000; or
(x) (A) other than in the ordinary course of business, enter into any real property lease (as lessor or lessee); (B) sell, abandon or make any other disposition of any of the assets of the Seller (other than the Excluded Assets) other than in the ordinary course of business consistent with past practice; or (C) grant or incur any Encumbrance on any of the assets of the Seller (other than the Excluded Assets) other than Permitted Encumbrances.

6.2  Conduct of Business by the Purchaser.
     ------------------------------------

     At all times during the period commencing upon the date hereof and terminating upon the earlier to occur of the Closing Date or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1
                                                               -----------
hereof, unless the Seller shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in Schedule 6.2 hereto, the Purchaser shall
                                       ------------
not take, or caused to be taken, any of the following actions as applicable:

(i) declare, set aside or pay any dividend on, or make any other distributions in respect of, any of capital stock of Young (other than dividends of shares of common stock on common stock or regular quarterly cash dividends consistent with past practices);

(ii) amend the Articles of Incorporation or Bylaws of Young in a manner which adversely affects the preferences or relative, participating, optional or other special rights of shares of Young Class A Common Stock, or the qualifications, limitations or restrictions of such rights in respect of Young Class A Common Stock;

(iii) adopt a plan of complete liquidation or partial liquidation with respect to the Purchaser, or resolutions providing for or authorizing such a plan of complete liquidation or partial liquidation;

(iv)   take any action that could reasonably be expected to delay the Closing;
       or

(v) take, offer to take, or agree to take, any of the actions described in clauses (i) through (iv) of this Section 6.2, inclusive, or any other
                                        -----------
       action which could result in any of the conditions to the obligations of the Purchaser set forth in Section 7.1 hereof to fail to be satisfied or
                                  -----------
       fulfilled.

6.3  Preparation of Form S-4, Prospectus, Young Proxy Statement, Seller Proxy
     ------------------------------------------------------------------------
     Materials and any Amendments or Supplements thereto.
     ---------------------------------------------------
(a)  Young shall, at its sole cost and expense, prepare and file with the SEC
     (i) the Form S-4 and any necessary post-effective amendments thereto to register the issuance of Young Class A Common Stock in connection with this Agreement to the Seller and the distribution by Seller of the Young Class A Common Stock to the person designated by the Seller pursuant to Section
                                                                     -------
     3.4(b), (ii) the Prospectus included in the Form S-4, and (iii) the Young
     ------
     Proxy Statement included in the Form S-4. The Form S-4, the Prospectus and the Young Proxy Statement (as they may be amended or supplemented) shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of Young and the Seller shall use all reasonable efforts to have the Form S-4 and any necessary post-effective amendments thereto declared or ordered effective by the SEC as promptly as practicable after filing with the SEC and shall use all reasonable efforts to keep the Form S-4 effective as long as is necessary to consummate the transactions contemplated by this Agreement. Young will provide copies of any written comments received from the SEC with respect to the Form S-4, the Prospectus and the Young Proxy Statement to the Seller and shall continue to advise the Seller of any oral comments with respect to the Form S-4, the Prospectus and the Young Proxy Statement received from the SEC. Young shall, at its expense, take any action required to be taken under any applicable state securities laws in connection with the issuance of the shares of Young Class A Common Stock in connection with this Agreement. Young shall provide the Seller with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4, the Prospectus and the Young Proxy Statement prior to filing the same with the SEC, and shall continue to provide the Seller with a reasonable number of copies of all such filings made with the SEC. No amendment or supplement to the information supplied by the Seller for inclusion in the Form S-4, the Prospectus or the Young Proxy Statement shall be made without the approval of the Seller, which approval shall not be unreasonably withheld or delayed.
(b) The Seller shall use its commercially reasonable efforts, in cooperation with Young, to prepare the Seller Proxy Materials and any amendments or supplements thereto to the Seller Proxy Materials as promptly as practicable following the date hereof.
(c) Young and the Seller shall cooperate with each other (i) to cause the Young Proxy Statement to be mailed to the stockholders of Young, and to obtain the proxies of the stockholders of Young approving the issuance of the shares of Young Class A Common Stock in connection with the transactions contemplated by this Agreement, as required by the rules and regulations of the Nasdaq Stock Market and (ii) to cause the Prospectus and the Seller Proxy Materials to be mailed to the shareholders of the Seller, and to obtain the proxies of the shareholders of the Seller approving the Agreement, the sale of assets thereunder, and the other transactions contemplated thereby.
(d) Young and the Seller shall cooperate with each other to cause a supplement (which shall be included in a post-effective amendment to the Form S-4) to the Seller Proxy Materials disclosing the execution and delivery of this Agreement to be mailed to the shareholders of the Seller, promptly following the execution of this Agreement.
(e) Young agrees to file a post-effective amendment to the Form S-4 as soon as practicable after the Closing to register the offer and sale or other distribution by persons executing an Affiliate Agreement or their assigns, heirs or legal representatives of all shares of Young Class A Common Stock received by them pursuant to this Agreement. Young agrees to use its commercially reasonable efforts to cause such post-effective amendment to therewith become effective and to remain effective and usable for a period of one (1) year following the Closing Date.

6.4  Application for FCC Consent.
     ---------------------------

     Within five (5) calendar days after the date of this Agreement, the
Seller and the Purchaser shall join in the Transfer Applications, and they will diligently take all steps necessary or desirable and proper to expeditiously prosecute the Transfer Applications and to obtain the FCC's determination that grant of the Transfer Applications will serve the public interest, convenience and necessity, including, without limitation, compliance with the public notice requirements of the Communications Act. The failure by either party hereto to timely file or diligently prosecute its portion of the Transfer Applications as required by this Section 6.4 shall be deemed a material breach of this
                 -----------
Agreement.

6.5  Access and Information.  Subject to the terms of the Confidentiality
     ----------------------
Agreement, at all times during the period commencing upon the date hereof and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 8.1 hereof,
                                                          -----------
the Seller shall permit the Purchaser and its authorized agents and representatives to have reasonable access, upon reasonable notice and during normal business hours, to all Business Employees, assets and properties and all relevant books, records and documents of or relating to the Business and the Purchased Assets, and shall furnish to the Purchaser such information and data, financial records and other documents relating to the Business and the Purchased Assets as the Purchaser may reasonably request. The Seller shall permit the Purchaser and its agents and representatives reasonable access to the Seller's accountants, auditors and suppliers for reasonable consultation or verification of any information obtained by the Purchaser during the course of any investigation conducted pursuant to this Section 6.5, and shall use all
                                         -----------
commercially reasonable efforts to cause such Persons to cooperate with the Purchaser and its agents and representatives in such consultations and in verifying such information.

6.6  Confidentiality.  The terms of the Confidentiality Agreement are hereby
     ---------------
incorporated herein by reference and shall continue in full force and effect from and after the Closing in accordance with the terms thereof, such that the information obtained by any party hereto, or its officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.5
                                                                -----------
hereof, in connection with the negotiation, execution and performance of this Agreement, the consummation of the transactions contemplated hereby, or otherwise, shall be governed by the terms set forth in the Confidentiality Agreement; provided, however, that on and after the Closing, the Purchaser and its officers, directors, employees, agents and representatives shall be entitled to disclose information relating to the Business.

6.7  Further Actions.
     ---------------
(a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, the terms of Section 6.7(b) hereof), the
                                                  --------------
     Seller and the Purchaser shall each use its respective commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including, without limitation: (i) obtaining all necessary Licenses, actions or nonactions, waivers, consents, approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby, (ii) obtaining all necessary consents, approvals or waivers from third parties,
     (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have vacated or reversed any stay or temporary restraining order entered by any Governmental Authority prohibiting or otherwise restraining the consummation of the transactions contemplated hereby and (iv) executing and delivering any additional instruments, certificates and other documents necessary or advisable to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.
(b) Without limiting the generality of the foregoing, the Seller and the Purchaser hereby agree to provide promptly to Governmental Authorities with regulatory jurisdiction over enforcement of any applicable antitrust laws all information and documents requested by any such Governmental Authorities or necessary, proper or advisable to permit consummation of the transactions contemplated hereby, and to file any Notification and Report Form and related material required under the HSR Act as soon as practicable after the date hereof. The Seller and the Purchaser shall each thereafter use its respective commercially reasonable best efforts to complete as soon as practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act.
     The Purchaser and the Seller hereby further agree to use its respective commercially reasonable best efforts to (i) obtain any governmental clearances required for consummation of the transactions contemplated hereby, (ii) respond to any government request for information, (iii) contest and resist any action, including any legislative, administrative or judicial action, and have vacated, lifted, reversed or overturned, any Governmental Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated hereby, including, without limitation, by using all legal efforts to vigorously pursue all available avenues of administrative and judicial appeal and all available legislative action and (iv) in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prohibit, prevent, delay or otherwise restrain the consummation of the transactions contemplated hereby, to cause the relevant Governmental Authorities to vacate, modify or suspend such injunction or order so as to permit the consummation of the transactions contemplated hereby prior to the Termination Date.

6.8  Fulfillment of Conditions by the Seller.  The Seller shall not knowingly
     ---------------------------------------
take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Seller or the Purchaser to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by the Seller in Article IV
                                                                     ----------
hereof to fail to be true and correct as of the Closing. The Seller shall take, or cause to be taken, all commercially reasonable actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the Purchaser's obligations to consummate the transactions contemplated hereby as set forth in Section 7.1 hereof.
                                    -----------

6.9  Fulfillment of Conditions by the Purchaser.  The Purchaser shall not
     ------------------------------------------
knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Seller or the Purchaser to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by the Purchaser in Article
                                                                        --------
V hereof to fail to be true and correct as of the Closing.  The Purchaser shall
-
take, or cause to be taken, all commercially reasonable actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of the Seller to consummate the transactions contemplated hereby as set forth in Section 7.2 hereof.
                                                 -----------

6.10  Publicity.  The Seller and the Purchaser shall cooperate with each other
      ---------
in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither the Seller nor the Purchaser shall issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the consent of the other party hereto, except as otherwise required by applicable Law, but in any event only after giving the other party hereto a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements.

6.11  Transaction Costs.  Whether or not the transactions contemplated hereby
      -----------------
are consummated, the Purchaser shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 5.12 hereof) that it incurs in connection with the
                  ------------
negotiation, execution and performance of the Merger Agreement and this Agreement and the consummation of the transactions contemplated thereby and hereby. The Seller shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.21 hereof) that it incurs in connection with the
             ------------
negotiation, execution and performance of the Merger Agreement and this Agreement and the consummation of the transactions contemplated thereby and hereby. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, the Seller and the Purchaser shall share equally any transfer Taxes (including stock transfer, sales, use and deed Taxes) and the fees and costs of recording or filing all applicable conveyancing instruments associated with the transfer of the Purchased Assets from the Seller to the Purchaser pursuant to this Agreement. The Seller and the Purchaser shall cooperate in the preparation, execution and filing of all Tax Returns regarding any transfer Taxes which become payable as a result of the transfer of the Purchased Assets from the Seller to the Purchaser pursuant to this Agreement.

6.12 Employees and Employee Benefit Matters.
     --------------------------------------
(a) The Purchaser shall offer employment as of the Closing Date to all Business Employees other than those twelve (12) Business Employees identified in a written instrument heretofore delivered to the Seller, which offer shall be presumed to be accepted by such Business Employees. Each such Business Employee who accepts such offer of employment shall hereafter be referred to as a "Transferred
                                                              -----------
     Employee." From and after the Closing, each Transferred Employee whose
     --------
     employment is not covered by a collective bargaining agreement ("Non-Union
                                                                      ---------
     Employees") shall be employed by the Purchaser at a base annual salary
     ---------
     equal to the amount paid by the Seller immediately before the Closing Date to each such Transferred Employee and on terms and conditions (excluding employee benefits) that are at least as favorable in the aggregate as those provided by the Seller (or its Affiliates) immediately before the execution hereof. On and after the Closing, for the period specified below, the Purchaser shall provide each Transferred Employee with the same type and level of employee benefits previously provided to Business Employees by the Seller under the Benefit Plans, other than under The Pension Plan of the Chronicle Publishing Company and other than the criteria, targets and formulas set forth under any bonus, incentive, override or commission plans of the Seller. However, no earlier than eighteen (18) months from the Closing Date, the Purchaser shall have the right and power to change the type and level of benefits that the Purchaser will provide to the Transferred Employees. To the extent that any Non-Union Employees are permitted to participate in employee benefit plans or arrangements sponsored or maintained by the Purchaser, the Purchaser shall provide each such Non-Union Employee (i) credit for years of service with the Seller or any Affiliate of the Seller prior to the Closing for the purpose of eligibility and vesting under the Purchaser's health, vacation and other employee benefit plans (including, without limitation, any "employee benefit plan," as defined in Section 3(2) of ERISA, maintained or sponsored by the Purchaser), and (ii) credit under the Purchaser's group health plans for participation in the Benefit Plans prior to the Closing for any and all pre-existing condition limitations and eligibility waiting periods, and shall cause to be credited to any deductible out-of-pocket expenses under any health plans of the Purchaser any deductibles or out-of-pocket expenses incurred by Non-Union Employees and their beneficiaries and dependents during the portion of the plan year prior to their participation in the health plans of the Purchaser. Notwithstanding any other provision of this Agreement, Business Employees who are covered by a collective bargaining agreement to which the Seller is a party on and after the Closing shall receive benefits in accordance with the terms of such agreement as of the Closing.

(b) Effective at the Closing Date, the Purchaser shall assume the severance arrangements set forth in Schedule 6.12(b) hereto; provided, however, that
                               ----------------
     the Purchaser shall have no liability under such severance arrangements with respect to terminations of employment occurring at or before the Closing except to the extent that the severance payments to the twelve (12) employees identified by the Purchaser on the written list heretofore delivered to the Seller exceeds $1,000,000. To the extent that the aggregate amount of severance payments exceeds $1,000,000, the Purchaser shall provide to the Seller the excess funds with which to make such payments. If the Purchaser fails to provide such excess funds, the Seller shall not have any obligation to terminate the employment of said twelve
     (12) employees.

(c) Notwithstanding anything in this Agreement to the contrary, effective on the Closing Date, the Purchaser shall assume the Seller's sponsorship, obligations, duties and Liabilities to provide benefits under, and the Seller shall assign, all Benefit Plans (including all related assets and funding vehicles) set forth in Schedule 6.12(c) hereto (the "Assumed
                                    ----------------              -------
     Plans") and any other arrangement described in Section 6.1(b)(iii) hereof
     -----                                          -------------------
     that is adopted by the Seller before the Closing with the prior written consent of the Purchaser. The Seller shall have no Liability with respect to the Assumed Plans following the Closing Date, except with respect to the Seller's representations under Section 4.10 to the extent they survive
                                    ------------
     under Section 9.1.
           -----------

(d) Effective as of the Closing Date, the Seller shall cause each Business Employee to have a fully nonforfeitable right to such employee's account balances, if any, under The Tax Deferred Investment Plan of The Chronicle Publishing Company (the "Seller 401(k) Plan"). Effective as of the Closing
                              ------------------
     Date, the Purchaser shall establish or shall extend coverage to each Transferred Employee under a defined contribution individual account plan (the "Purchaser 401(k) Plan") that is qualified pursuant to Sections 401(a)
           ---------------------
     and 401(k) of the Internal Revenue Code to the extent the Transferred Employee has satisfied the requirements for participation therein.

(e) As soon as practicable after the Closing Date, the Seller shall cause the trustee of the Seller 401(k) Plan to transfer in the form of cash (or such other form as may be agreed upon by the Seller and the Purchaser) the full account balances of the Transferred Employees in such plan, reduced by any necessary benefit, distribution or withdrawal payments to or in respect of Transferred Employees occurring during the period from the Closing Date to the date of transfer described herein, to the appropriate trustee as designated by the Purchaser under the trust agreement forming a part of the Purchaser 401(k) Plan. The aggregate account balances of Transferred Employees under the Seller 401(k) Plan transferred by the trustee of the Seller 401(k) Plan to the trustee of the Purchaser 401(k) Plan shall be increased (or decreased) by the Seller by the amount of any actual earnings (or losses) on each account included therein from the Closing Date to the date of transfer to the Purchaser 401(k) Plan and such earnings (or losses) shall be credited (or debited) to the appropriate accounts. Following the transfer of account balances to the Purchaser 401(k) Plan as described herein, neither the Seller nor the Seller 401(k) Plan and the related trust shall have any obligation or Liability with respect to the benefits and entitlements accrued in respect of Transferred Employees under the Seller 401(k) Plan. The Purchaser shall reasonably cooperate to effectuate the foregoing.

(f) The Seller shall cause the administrator of the Seller 401(k) Plan, and the Purchaser shall cause the administrator of the Purchaser 401(k) Plan, to timely make such filings as are required under ERISA, the Internal Revenue Code or any applicable Laws with respect to the transfer of account balances, assets or Liabilities described in this Section 6.12, including
                                                       ------------
     any required filings on Form 5310-A.

(g) Prior to the Closing Date, the Seller shall establish a plan solely for the benefit of the Transferred Employees which shall be intended to satisfy the requirements of Section 125 of the Internal Revenue Code (the "New
                                                                    ---
     Cafeteria Plan") and which shall assume the liabilities attributable to the
     --------------
     Transferred Employees (and shall
     provide for the crediting of Transferred Employees' accounts in such amounts) under the Chronicle Publishing Company Cafeteria Plan as of the Closing Date. The New Cafeteria Plan shall be an Assumed Plan, as defined above.

(h)  [Reserved.]

(i) The Purchaser shall satisfy all conditions necessary so that Section 4204 of ERISA will apply with respect to the AFTRA Health & Retirement Fund (the "Union Plan") and will enter into such further agreements, including an
      ----------
     agreement substantially in the form set forth on Exhibit P hereto and to
                                                      ---------
     take all actions which are necessary or appropriate to prevent a complete or partial withdrawal from the Union Plan as a result of the consummation of the transactions contemplated under this Agreement.

6.13  Retention of and Access to Records.  From and after the Closing, the
      ----------------------------------
Purchaser shall preserve, in accordance with the normal document retention policy of the Seller, all books and records, including without limitation, records kept in electronic form, transferred by the Seller to the Purchaser pursuant to this Agreement. As soon as practicable following the Closing, the Purchaser shall deliver to the Seller, or if so requested, to the shareholder representative designated by the Seller pursuant to Section 10.7 hereof, financial information relating to the Business in sufficient detail to enable the Seller and such shareholders to prepare the Seller's financial statements and all Tax Returns of the Seller relating to all taxable periods ending on or prior to the Closing Date and reconciliations of cash accounts as of the Closing Date. In addition to the foregoing, from and after the Closing, each party hereto shall afford to the other party hereto, and its counsel, accountants and other authorized agents and representatives, and to any shareholders of the Seller and their respective counsel, accountants and other authorized agents and representatives, during normal business hours and upon the execution and delivery of a confidentiality and non-disclosure agreement in customary form and substance (which shall include appropriate exceptions for disclosure relating to Income Tax Returns and other Tax matters), reasonable access to the employees, books, records and other data, including, without limitation, electronically stored data, relating to the Purchased Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities in its possession with respect to all taxable periods ending on or prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or Person, or its Affiliates, (b) for the preparation of Income Tax Returns and audits and (c) for any other reasonable business purpose.

6.14  Listing of Shares of Young Common Stock.  The Purchaser shall use all
      ---------------------------------------
commercially reasonable efforts to cause the shares of Young Class A Common Stock to be issued in connection with the Agreement to be approved for listing, upon official notice of issuance, on the Nasdaq National Market System, prior to the Closing.

6.15  Reporting Requirements.  The Seller covenants and agrees that from time to
      ----------------------
time prior to the Closing Date, upon the request of the Purchaser, and at the expense of the Purchaser, the Seller shall (i) make promptly available to the Purchaser such financial information with respect to the Broadcast Station and the Business as the Purchaser may reasonably request in writing in order to prepare any financial statements and financial statement schedules relating to the Broadcast Station and the Business which the Purchaser may be required to include in any registration statement, report or other document which it files with the Securities and Exchange Commission or any state securities commission, in appropriate form as provided by applicable federal or state securities laws and the rules and regulations promulgated thereunder, and shall direct its present certified public accountants, Arthur Andersen & Co., to cooperate with the Purchaser in connection therewith, and (ii) use its commercially reasonably efforts to obtain promptly for the Purchaser any consent, report, opinion or letter of accountants required to be filed in connection therewith.

6.16  Young Stockholders Meeting; Seller Shareholders Meeting.
      -------------------------------------------------------
(a) The Purchaser (i) shall, as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Young Stockholders Meeting") for the purpose of
                            --------------------------
     obtaining the affirmative approval of the holders of a majority of the outstanding shares of the Purchaser's Common Stock with respect to the issuance of shares of Young Class A Common Stock in connection with this Agreement, (ii) shall take all lawful action necessary or advisable to solicit the approval of the stockholders of the Purchaser with respect to the issuance of shares of Young Class A Common Stock in connection with this Agreement, and (iii) the Board of Directors of the Purchaser shall recommend approval of the issuance of shares of Young Class A Common Stock in connection with this Agreement by the stockholders of the Purchaser.
(b) The Seller (i) shall, as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Seller Shareholders Meeting") for the purpose of
                        ---------------------------
     obtaining the affirmative approval of the holders of a majority of the outstanding shares of Seller Common Stock with respect to this Agreement, the Asset Purchase and the other transactions contemplated by this Agreement, (ii) shall take all lawful action necessary or advisable to solicit the approval of the shareholders of the Seller with respect to the Asset Purchase and the other transactions contemplated by this Agreement, and (iii) the Board of Directors of the Seller shall recommend approval of the Asset Purchase and the other transactions contemplated hereby, by the shareholders of the Seller. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Seller shall have the right to solicit the written consent of its shareholders to obtain approval for the Asset Purchase and the other transactions contemplated hereby.

6.17  Affiliate Agreements.  On or prior to the date of the Seller Shareholders
      --------------------
Meeting, the Seller shall deliver to the Purchaser a letter (the "Seller
                                                                  ------
Affiliate Letter") identifying all persons who are "affiliates" of the Seller
----------------
for purposes of Rule 145 promulgated under the Securities Act ("Rule 145").  On
                                                                --------
or prior to the Closing Date, the Seller will use all commercially reasonable efforts to cause each person identified as an "affiliate" in the Seller Affiliate Letter to deliver a written affiliate agreement in form and substance reasonably satisfactory to the Purchaser and the Seller (an "Affiliate
                                                             ---------
Agreement").
---------

                                  ARTICLE VII.
                               CLOSING CONDITIONS

7.1  Conditions to Obligations of the Purchaser.  The obligations of the
     ------------------------------------------
Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Purchaser in writing:
(a) All representations and warranties of the Seller contained in this Agreement shall be true and correct at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct as of such specified date only), and (ii) the Seller shall have performed and complied with all the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing, except in the case of clauses (i) and (ii) of this Section 7.1(a), where the failure to
                                          --------------
     be so true and correct, and the failure to so perform and comply, would not result in Damages in the aggregate in excess of $10,000,000, and except for changes specifically permitted or required by this Agreement.
(b) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

(c) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the transactions contemplated by this Agreement.
(d) The Seller shall have delivered to the Purchaser the certificates, instruments and other documents required to be delivered by the Seller at or prior to the Closing pursuant to Sections 3.2 and 3.3 hereof.
                                         --------------------
(e) The FCC shall have granted its consent to the Transfer Application and such consent shall have become a Final Order.
(f) The Purchaser shall have obtained the affirmative approval of the holders of that number of outstanding shares of Young Common Stock required to approve the issuance of the Young Class A Common Stock in connection with this Agreement, as required by the rules and regulations of the Nasdaq Stock Market.
(g) The Seller shall have obtained the affirmative approval of the holders of that number of outstanding shares of Seller Common Stock required to approve this Agreement and the other transactions contemplated hereby under the NRS and the Seller Articles of Incorporation.
(h) The shares of Young Class A Common Stock to be issued in connection with this Agreement shall have been approved for listing, subject to official notice of issuance, on the Nasdaq National Market System.
(i) The Form S-4 and any post-effective amendments thereto shall have been declared or ordered effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(j) Since the date of this Agreement, there shall not have been any event or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect.

7.2  Conditions to Obligations of the Seller.  The obligations of the Seller to
     ---------------------------------------
consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Seller in writing:
(a) All representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

(b) The Purchaser shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing.
(c) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
(d) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the transactions contemplated by this Agreement.
(e) The Purchaser shall have delivered (i) to the Seller the Total Cash Consideration (less the Escrow Amount), the Total Stock Consideration and all of the certificates, instruments and other documents required to be delivered by the Purchaser at or prior to the Closing pursuant to Sections
                                                                       --------
     3.2 and 3.3 hereof, and (ii) to the Escrow Agent the Escrow Amount.
     -----------
(f) The FCC shall have granted its consent to the Transfer Application and such consent shall have become a Final Order.
(g) The Seller shall have obtained the affirmative approval of the holders of that number of outstanding shares of Seller Common Stock required to approve this Agreement and the other transactions contemplated hereby under the NRS and the Seller Articles of Incorporation.
(h) Young shall have obtained the affirmative approval of the holders of that number of outstanding shares of Young Common Stock required to approve the issuance of the Young Class A Common Stock in connection with the transactions contemplated hereby, as required by the rules and regulations of the Nasdaq Stock Market.
(i) The Form S-4 and any post-effective amendments thereto shall have been declared or ordered effective by the SEC under the Securities Act (which Form S-4 shall register the issuance to Seller of the shares of Young Class A Common Stock pursuant to this Agreement and the distribution of such shares by Seller to its stockholders) and no stop order suspending the effectiveness of the Form S-4 or any post-effective amendments thereto shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC, and none of the shares of Young Class A Common Stock to be issued in connection with this Agreement shall be "restricted securities" as defined in Rule 144 promulgated under the Securities Act.
(j) Since the execution and delivery of this Agreement by each of the parties hereto, there shall not have been any event or occurrence that has had, or would reasonably be expected to have, a Purchaser Material Adverse Effect.

(k) Each shareholder of the Seller shall have received a copy of the Registration Rights Agreement, attached hereto as Exhibit Q signed on
                                                       ---------
     behalf of the Purchaser by a duly authorized officer thereof.

                                  ARTICLE VIII.
                                   TERMINATION

8.1  Termination.  This Agreement and the transactions contemplated hereby may
     -----------
be terminated and abandoned:
(a) by either the Seller, on the one hand, or the Purchaser, on the other hand, at any time prior to the Closing with the mutual written consent of the other party hereto;
(b) unless the Closing has not occurred as a result of a breach of this Agreement by the party seeking such termination, by either the Seller, on the one hand, or the Purchaser, on the other hand, if the Closing has not occurred on or prior to 5:00 p.m. (California time) on July 15, 2000 (the "Termination Date");
     -----------------
(c) by either the Seller, on the one hand, or the Purchaser, on the other hand, if any Governmental Authority with jurisdiction over such matters shall have issued a final and nonappealable Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither the Seller nor the Purchaser may terminate this Agreement pursuant to this Section 8.1(c) unless the party seeking to so terminate this
             --------------
     Agreement has used all commercially reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the transactions contemplated by this Agreement;
(d) by either the Seller, on the one hand, or the Purchaser, on the other hand, if a Final Order granting the Transfer Application is not secured on or before the Termination Date (including any extension thereof); provided, however, that neither the Seller, on the one hand, nor the Purchaser, on the other hand, may terminate this Agreement pursuant to this Section
                                                                   -------
     8.1(d) if such party or parties is in material default hereunder, or if a
     ------
     delay in any decision or determinations by the FCC respecting the Transfer Application has been caused or materially contributed to by any failure on the part of such party or parties to furnish, file or make available information within its control or caused by the willful furnishing by such party or parties of incorrect, inaccurate or incomplete information to the FCC, or caused by any action taken by such party or parties for the purposes of delaying any decision or determination respecting the Transfer Application; or
(e) by either the Seller, on one hand, or the Purchaser, on the other hand, if, for any reason, the Transfer Application is designated for hearing by the FCC; provided, however, that neither the Seller, on the one hand, nor the Purchaser, on the other hand, may terminate this Agreement pursuant to this
     Section 8.1(e) if such party or
     --------------
     parties is in material default hereunder, or if such designation for hearing was caused by or materially contributed to by its misrepresentations in the Agreement or in the Transfer Application or it is in willful and knowing violation of the FCC's rules or policies.

8.2  Effect of Termination.  If this Agreement is terminated pursuant to Section
     ---------------------                                               -------
8.1 hereof, this Agreement shall become null and void and neither party hereto
---
shall have any further liability hereunder except that (i) the provisions of

Section 6.6, Section 6.10 and Section 6.11 and Article IX generally shall remain
-----------  ------------     ------------     ----------
in full force and effect and (ii) each party hereto shall remain liable to each other party hereto for any breach of its obligations under this Agreement prior to such termination.

                                   ARTICLE IX.
                            SURVIVAL; INDEMNIFICATION

9.1  Survival.  Except as set forth in the following sentence, none of the
     --------
representations and warranties of the Seller and the Purchaser contained in this Agreement, or in any certificate, instrument or other document delivered by the Seller or the Purchaser pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing. The representations and warranties set forth in Section 4.13 (No Undisclosed
                                            ------------
Liabilities), Section 4.5 (Tangible Property), Section 4.10 (Employee Benefit
              -----------                      ------------
Plans), Section 4.15(a) (Litigation), Section 4.20 (Taxes) and Section 4.17
        ---------------               ------------             ------------
(Environmental Matters) shall survive the Closing until the first anniversary of the Closing and claims for indemnification against the Escrow Fund may be brought only within one year following the Closing in accordance with the procedures specified in this Article IX. None of the covenants and agreements of
                             ----------
the Seller and the Purchaser contained in this Agreement, or in any certificate, instrument or other document delivered by the Seller or the Purchaser pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing, except to the extent such covenants and agreements by their terms contemplate performance after the Closing. Except as set forth in this Article IX, no claim shall be made or action brought by any party hereto
     ----------
after the Closing for the breach of any covenant or agreement contained in this Agreement, or in any certificate, instrument or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, except with respect to those covenants and agreements that by their terms contemplate performance after the Closing.

9.2  Indemnification from Escrow Fund.
     --------------------------------
(a)  Subject to the conditions and provisions of this Article IX, from and after
                                                      ----------
     the Closing Date, the Purchaser may seek indemnification from, and shall have the right to be indemnified out of, the Escrow Fund for any and all direct damages, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit of proceeding), but shall exclude any consequential, punitive, exemplary or similar non-compensatory damages (such direct damages, losses, liabilities and expenses, collectively "Damages") incurred or sustained by the Purchaser arising out
                   -------
     of any breach of any representation and warranty set forth in Section 4.13
                                                                   ------------
     (No Undisclosed Liabilities), Section 4.5 (Tangible Property), Section 4.10
                                   -----------                      ------------
     (Employee Benefit Plans), Section 4.15(a) (Litigation), Section 4.20
                               ---------------               ------------
     (Taxes) and Section 4.17 (Environmental Matters) hereof.  The parties
                 ------------
     hereto agree that indemnification for the Excluded Liabilities shall be set forth in the Assignment and Assumption Agreement and shall not be subject to any of the provisions or limitations of this Article IX.
(b) THE PURCHASER SHALL HAVE INDEMNIFICATION ONLY PURSUANT TO THIS ARTICLE IX, AND ONLY TO THE EXTENT OF THE ESCROW AMOUNT CONTAINED IN THE ESCROW FUND, AND NEITHER THE SELLER NOR ANY OFFICER, DIRECTOR, EMPLOYEE OR SHAREHOLDER OF THE SELLER SHALL HAVE ANY LIABILITY TO THE PURCHASER FOR INDEMNIFICATION OR OTHERWISE PURSUANT TO THIS AGREEMENT.

9.3  Conditions and Indemnification.  The rights of the Purchaser to
     ------------------------------
indemnification pursuant to Section 9.2 hereof shall be subject to the following
                            -----------
terms and conditions:
(a) The Purchaser must notify the Seller of any claims for indemnification pursuant to Section 9.2 hereof (a "Claim") within a commercially reasonable
                 -----------            -----
     time after the Purchaser, through an executive officer, become aware of the basis for such Claim; provided, however, that the failure to give such notice shall not affect the rights of the Purchaser hereunder except to the extent that the rights of the Seller shall have been materially prejudiced by reason of such failure. The notice of a Claim shall set forth the basis of the Claim in reasonable detail, and the Purchaser shall otherwise make available to the Seller all relevant information which is material to the Claim and which is in the possession of the indemnified party. In no event can a Claim for indemnification pursuant to Section 9.2(a) hereof be made
                                                 --------------
     on or after the first (1st) anniversary of the Closing Date.
(b) If any Claim involves a claim by any third party, including without limitation a Governmental Authority (a "Third Party Claim"), the Seller
                                             -----------------
     shall have the right to undertake, by counsel or other representatives of its own choosing, reasonably acceptable to the Purchaser, the settlement, compromise or defense of any such Third Party Claim. In the event that the Seller shall not elect to undertake such defense, or, within a reasonable time after notice from the Purchaser of any such Third Party Claim, shall fail to defend, the Purchaser (upon further written notice to the Seller) shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, by counsel or other representatives of its own choosing. Except as otherwise set forth in this Agreement, (i) if there is a reasonable probability that a Third Party Claim may materially and adversely affect the Purchaser, the Purchaser shall have the right, at its own cost and expense, to participate in the defense, compromise or settlement of the Third Party Claim, (ii) the Seller shall not, without the Purchaser's written consent (which consent shall not be unreasonably withheld or delayed), settle or compromise any Third Party Claim or consent to entry of any judgment which is other than for money damages only and does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Purchaser of a release from all liability in respect of such Third Party Claim, (iii) in the event that the Seller undertakes defense, settlement or compromise of any Third Party Claim, the Purchaser, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the Seller and its counsel or other representatives concerning such Third Party Claim and the Purchaser and the Seller and its counsel or other representatives shall cooperate with respect to such Third Party Claim, (iv) in the event that the Seller undertakes defense of any such Third Party Claim, the Seller shall have an obligation to keep the Purchaser informed of the status of the defense of such Third Party Claim and furnish the Purchaser with all documents, instruments and information that the Purchaser shall reasonably request in connection therewith, and (v) in the event the Purchaser undertakes the defense, settlement or compromise of any such Third Party Claim, the Purchaser shall have an obligation to keep the Seller informed of the status of the defense of such Third Party Claim and furnish the Seller with all documents, instruments and information that the Seller shall reasonably request in connection therewith, and the Seller, by counsel or other representative of its own choosing and at his sole cost and expense, shall have the right to consult with the Purchaser and its counsel or other representatives concerning such Third Party Claim, and the Purchaser and the Seller and their respective counsel or other representatives shall cooperate with respect to such Third Party Claim, and the Purchaser shall not pay, settle, adjust or compromise any such Third Party Claim without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.

9.4  Limitations; Certain Other Indemnification Matters.
     --------------------------------------------------
(a)  Notwithstanding the foregoing, any Claim made pursuant to Section 9.2(a)
                                                               --------------
     hereof shall be recoverable only in the event that the accumulated amount of Damages with respect to Claims made pursuant to Section 9.2(a) hereof
                                                        --------------
     exceeds $10,000,000 in the aggregate (and shall be recoverable only for amounts in excess of such amount).
(b)  The amount of any Damage or Claim, otherwise recoverable under this Article
                                                                         -------
     IX by the Purchaser shall be (i) reduced by any amounts recovered by the
     --
     Purchaser or its Subsidiaries under insurance policies, indemnification agreements or other arrangements pursuant to which others are responsible for such Damages or Claims (net of any costs incurred in connection with the collection thereof) (it being understood that the Purchaser and its Subsidiaries shall use their commercially reasonable efforts to timely pursue all reasonable remedies against applicable insurers, indemnitors or other liable parties), and (ii) (A) increased to take account of any Tax cost incurred by the Purchaser or its Subsidiaries by reason of the receipt of any indemnity payment, and (B) reduced to take account of any Tax benefit realized by the Purchaser or its Subsidiaries by reason of the incurrence or payment of such Damage. In computing the amount of any such Tax cost or Tax benefit, the Purchaser or its Subsidiaries shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Damage or Claim.
(c)  The Purchaser shall not be entitled to indemnification under Section 9.2(a)
                                                                  --------------
     for Damages incurred or sustained by the Purchaser arising out of a breach of any representation and warranty set forth in Section 4.17 (Environmental
                                                     ------------
     Matters) (A) to the extent that the Damage arises from or is due to any use of the Owned Real Property or the Leased Real Property for other than the use of such property on the Closing Date or other use reasonably necessary for the conduct of the Business, or (B) unless the Response Activities (as defined below) are required under any Environmental Law. If the Purchaser is entitled to indemnification under Section 9.2(a) from and against any
                                          --------------
     Damage in connection with the performance of any investigation, clean-up, removal, containment, or other remediation or response actions ("Response
                                                                      --------
     Activities"), such Damage shall be limited to Damage incurred to meet the
     ----------
     least stringent standards or requirements that the Purchaser is required to meet under the applicable Environmental Law, and to use the affected Owned Real Property or Leased Real Property to conduct the Business. If any Claim involves a Response Activity for which a third-party has or reasonably may be expected to have liability under any Environmental Law, the Purchaser shall not waive or compromise any claim (under law or equity) for contribution or indemnity against any such third-party (including any prior owner or operator of the Owned Real Property or Leased Real Property). To the extent that the Purchaser is indemnified under Section
                                                                       -------
     9.2(a) for Damages resulting from a Response Activity for which a third-
     ------
     party has or reasonably may be expected to have liability under any Environmental Law, the Purchaser shall assign the Seller any claim for contribution or indemnity against such third-party in respect to such Damage. The Purchaser shall cooperate (without incurring out-of-pocket expenditures) with the Seller in respect to any claim for contribution or indemnity that the Seller may bring against any third-party related to environmental matters. The amount of any Damage arising out of a breach of any representation and warranty set forth in Section 4.17 (Environmental
                                                  ------------
     Matters) otherwise recoverable under Section 9.2(a) shall be reduced by any
                                          --------------
     amounts recovered by the Purchaser or its Subsidiaries from any third party.
(d)  Any payment made under any indemnity provided for in this Article IX shall
                                                               ----------
     be treated by the parties to this Agreement as a purchase price adjustment for Tax purposes.
(e) The Purchaser and its Affiliates' sole and exclusive remedy with respect to any and all claims and Actions relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article IX (except with
                                                  ----------
     respect to claims for indemnification related to Excluded Liabilities as set forth in the Assignment and Assumption Agreement). In furtherance of the foregoing the Purchaser, on its own behalf and on behalf of its Affiliates, hereby waives, to the fullest extent permitted under applicable Law, and agrees not to assert in any Action or proceeding of any kind, any and all rights, claims and causes of action it or such Affiliate may now or hereafter have against the Seller and its officers, directors, employees and shareholders relating to the subject matter of this Agreement and the transactions contemplated hereby other than claims for indemnification asserted as permitted by and in accordance with the terms and provisions set forth in this Article IX (including any such rights, claims or causes of action
          ----------
     arising under or based upon the common law or other applicable law).
(f) The Purchaser and the Seller shall cooperate with each other in respect to resolving any Claim, including by making commercially reasonable efforts to mitigate or resolve any such Claim. The Purchaser shall use its reasonable efforts not to take any actions with the intention of provoking a Governmental Authority to make a claim that it would not otherwise have made.

9.5  Recovery for Indemnifiable Losses.  The sole source of recovery for the
     ---------------------------------
indemnification obligations set forth in Section 9.2(a) hereof shall be the
                                         --------------
Escrow Amount as deposited in the Escrow Fund, to be held and disbursed pursuant to the terms and conditions set forth in the Escrow Agreement. All claims for indemnification made pursuant to Section 9.2(a) hereof shall be effected solely
                                 --------------
by recovery against the funds held in the Escrow Fund, if any, at the time of any such claim for indemnification. The terms and conditions under which the Purchaser shall be entitled to recover proceeds from the Escrow Fund are set forth in the Escrow Agreement.

                                   ARTICLE X.
                                 MISCELLANEOUS

10.1  Notices.  All notices that are required or may be given pursuant to this
      -------
Agreement must be in writing and delivered personally, by a recognized courier service, by a recognized overnight delivery service, by telecopy or by registered or certified mail, postage prepaid, to the parties at the following addresses (or to the attention of such other person or such other address as any party may provide to the other parties by notice in accordance with this Section
                                                                         -------
10.1):
----

     if to the Purchaser, to:               with copies to:
     ------------------------               --------------

     Young Broadcasting Inc.                Cooperman Levitt Winikoff Lester &
     599 Lexington Avenue                   Newman, P.C.
     New York, New York  10022              800 Third Avenue
     Attention:  James A. Morgan            New York, New York  10022
     Executive Vice President               Attention:  Robert L. Winikoff


     if to the Seller, to:                   with copies to:
     --------------------                    --------------

     The Chronicle Publishing Company        Latham & Watkins
     901 Mission Street                      135 Commonwealth Drive

     San Francisco, California  94103        Menlo Park, California  94025
     Attention:  W. Ronald Ingram            Attention:  Peter F. Kerman
                                             Kimberly Wilkinson



                                    and, with regard to matters relating to
                                    ---------------------------------------
                                    Taxes, to:
                                    ---------

                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    Four Times Square
                                    New York, New York  10036
                                    Attention:  Matthew A. Rosen

Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service or sent by telecopy (receipt confirmed) or, if mailed, when actually received.

10.2  Attorneys' Fees and Costs.  If attorneys' fees or other costs are incurred
      -------------------------
to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

10.3  Assignment.  Neither this Agreement nor any of the rights, interests or
      ----------
obligations hereunder may be assigned or delegated by the Seller or the Purchaser without the prior written consent of the other party and any purported assignment or delegation in violation hereof shall be null and void. Notwithstanding the foregoing, the Purchaser may assign (i) its rights and obligations hereunder to Young SF and YBSF as contemplated herein, provided however, that such assignment shall not relieve the Purchaser of its obligations under this Agreement and the Purchaser Documents and (ii) its respective rights to indemnification under this Agreement to any insurer referred to in Section
                                                                      -------
9.4(b) hereof or to any lender providing financing to the Purchaser, Young SF
------
and YBSF. Notwithstanding the foregoing, the Seller shall be entitled after the Closing Date to assign its rights and obligations under this Agreement to another entity for the purpose of handling or in connection with any dissolution or liquidation of the Seller.

10.4  Amendments, Waivers and Consents.  This Agreement may not be modified or
      --------------------------------
amended except in writing signed by the party against whom enforcement is sought. The terms of this Agreement may be waived only by a written instrument signed by the party waiving compliance. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise provided.

No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.4.
                                          ------------

10.5  Entire Agreement.  This Agreement, the Confidentiality Agreement and the
      ----------------
related documents contained as Exhibits and Schedules hereto, including any side letters, or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes. This Agreement hereby supersedes and replaces the Merger Agreement and any amendments and modifications thereto, and the Merger Agreement shall be deemed terminated and of no further force or effect.

10.6  Representations and Warranties Complete.  The representations, warranties,
      ---------------------------------------
covenants and agreements set forth in this Agreement and the Confidentiality Agreement constitute all the representations, warranties, covenants and agreements of the parties hereto and their respective shareholders, directors, officers, employees, affiliates, advisors (including financial, legal and accounting), agents and representatives and upon which the parties have relied.

10.7  Third Party Beneficiaries.  This Agreement is made for the sole benefit of
      -------------------------
the parties hereto and nothing contained herein, express or implied, is intended to or shall confer upon any other Person any third party beneficiary right or any other legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement the parties hereto acknowledge and agree that the shareholders of the Seller are third party beneficiaries of the benefits under this Agreement that inure to the Seller following the Closing, and, as a result, a representative of the shareholders to be designated in writing from time to time by the Seller or the previously designated shareholder representative shall be entitled to enforce any of the shareholders' third party beneficiary rights following the Closing for so long as any such rights remain in effect pursuant to the terms of this Agreement.

10.8  Governing Law.  This Agreement will be governed by and construed and
      -------------
interpreted in accordance with the substantive laws of the State of Delaware, except that corporate matters relating to the Seller shall be governed by the laws of the State of Nevada and corporate matters relating to the Purchaser shall be governed by the laws of the State of Delaware, in each case without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction.

10.9  Neutral Construction.  The parties to this Agreement agree that this
      --------------------
Agreement was negotiated fairly between them at arms' length and that the final terms of this Agreement are the product of the parties' negotiations. Each party hereto represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties hereto agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties hereto on the grounds that the party or parties drafted or was more responsible for drafting the provision(s) hereof.

10.10  Severability.  In the event that any one or more of the provisions or
       ------------
parts of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction.

10.11  Headings; Interpretation; Schedules and Exhibits.  The descriptive
       ------------------------------------------------
headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. References to Sections or Articles, unless otherwise indicated, are references to Sections and Articles of this Agreement. The word "including" means including without limitation. Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

10.12  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY
       --------------------
CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.
                                                            -------------

10.13  Counterparts.  This Agreement may be executed in one or more counterparts
       ------------
for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the date first above written.


                              THE CHRONICLE PUBLISHING COMPANY

                              By:_________________________________
                                 Name:
                                 Title:

                              YOUNG BROADCASTING INC.


                              By:_________________________________
                                 Name:
                                 Title:

                                                                         ANNEX B

                 WRITTEN CONSENT OF A MAJORITY OF STOCKHOLDERS
                                       OF
                        THE CHRONICLE PUBLISHING COMPANY
                              IN LIEU OF A MEETING

                                 JUNE   , 2000

   The undersigned, being a majority of the holders (the "Holders") of outstanding common stock, par value $0.01 per share (the "Common Stock"), of The Chronicle Publishing Company, a Nevada corporation (the "Company"), do hereby consent to and adopt the following resolutions pursuant to Section
78.320 of the Nevada General Corporation Law:

Approval of the Asset Purchase Agreement and Seller Documents

   WHEREAS, the Board has approved the sale of the Purchased Assets (as defined in the Asset Purchase Agreement defined below) to Young Broadcasting Company Inc. and the Asset Purchase Agreement (as defined below) and has recommended the approval and adoption of the sale of the Purchased Assets and the Asset Purchase Agreement by the stockholders;

   WHEREAS, the stockholders of the Company have been provided with and have reviewed the terms of a draft Asset Purchase Agreement (the "Asset Purchase Agreement") substantially in the form attached as Annex A to the Joint Proxy Statement/Prospectus Supplement dated June 20, 2000 (subject to such changes therein or amendments thereto as the officer executing the same shall, by execution thereof, approve), by and between the Company and Young Broadcasting Company Inc., including the exhibits and Seller Documents (as defined in the Asset Purchase Agreement) attached thereto, and have determined that the consummation of the transactions contemplated by the Asset Purchase Agreement and the Seller Documents is in the best interests of the Company;

   NOW, THEREFORE, BE IT RESOLVED, that the form, terms and conditions of the Asset Purchase Agreement (including the exhibits thereto) and the Seller Documents, as the same may be amended, supplemented or otherwise modified from time to time, and the transactions contemplated by the Asset Purchase Agreement and Seller Documents be, and they hereby are, approved;

   RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to enter into the Asset Purchase Agreement and the Seller Documents and to consummate the transactions contemplated thereby, on terms and conditions substantially in accordance with those set forth thereby and pursuant to such other agreements, and any changes or amendments thereto, as the officers executing the same may, in their discretion, deem reasonable and appropriate, such execution to be conclusive evidence of the signatory officer's authority to execute such agreement on behalf of the Company.

Ratification of Past Acts

   RESOLVED, that all acts and actions taken or presumed to have been taken by or on behalf of the Board of Directors of the Company in connection with the negotiation of the Asset Purchase Agreement and the Seller Documents and the transactions contemplated thereby, be, and they hereby are, ratified, approved, and confirmed in all respects.

Omnibus Resolution

   RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to deliver the Asset Purchase Agreement and the Seller Documents and all other agreements and instruments, effect all filings and qualifications, and take all further action that is necessary or appropriate to carry out the foregoing resolutions.

   The undersigned, representing a majority of the holders of outstanding Common Stock, do hereby consent to the foregoing actions as of the date first above written. This action may be signed in counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

-------------------------------------     -------------------------------------
             (signature)

                                                   Common Shares Held

-------------------------------------     -------------------------------------
      Print Name of Stockholder

                                                   Common Shares Held
-------------------------------------
             (signature)

-------------------------------------
      Print Name of Stockholder

                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-31156


YOUNG BROADCASTING INC.                                 THE CHRONICLE PUBLISHING
                                                             COMPANY

                        Joint Proxy Statement/Prospectus

                  Merger Proposed--Your Vote Is Very Important

   This joint proxy statement/prospectus is being furnished in connection with
(i) the special meeting in lieu of the 2000 annual meeting of stockholders of Young Broadcasting Inc. to be held on April 27, 2000 and (ii) the special meeting of stockholders of The Chronicle Publishing Company to be held on April 27, 2000.

   The boards of directors of Young and Chronicle Publishing have unanimously approved a merger agreement, which provides for the merger of Chronicle Publishing with and into a wholly-owned subsidiary of Young.

   If the merger is completed:

 . Each share of Chronicle Publishing's common stock will be exchanged for $171.96 in cash (subject to adjustment) and not less than 0.84177 nor more than 1.02878 shares of Young's Class A common stock (subject to adjustment). The exact number of shares of Young's Class A common stock to be issued in the merger will be determined by an exchange ratio which will be calculated by means of a formula linked to the average of the closing sale price of Young's Class A common stock, as reported on The Nasdaq Stock Market, for the 20 consecutive trading days ending three trading days prior to the closing date of the merger. The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises proceeds through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

 .  Young stockholders will continue to own their existing shares.

   The shares of Young's Class A common stock to be issued to holders of Chronicle Publishing's common stock will, depending on the exchange ratio, represent between approximately 19.1% and 22.4% of Young's outstanding voting stock after the merger. Assuming an exchange ratio of 1.02878 for the merger, approximately 3,888,788 shares of Young's Class A common stock will be issued in the merger, representing approximately 22.4% of Young's outstanding voting stock after the merger.

   Young's Class A common stock is quoted on The Nasdaq Stock Market under the symbol "YBTVA." On March 23, 2000, the last reported sale price of Young's Class A common stock was $21.0625 per share. There is no established public trading market for Chronicle Publishing's common stock.

   The merger cannot be completed unless Young's stockholders, in accordance with the rules of The Nasdaq Stock Market, approve the issuance of Young's Class A common stock, and Chronicle Publishing's stockholders approve the merger. We have scheduled special meetings for Chronicle Publishing's stockholders to vote on the merger and for Young's stockholders to vote on the issuance of Young's Class A common stock and on certain other proposals, including the election of directors. The exact exchange ratio in the merger will not be determined by the date of the special meetings. Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Your vote is very important. The dates, times and places of the meetings are as follows:

  For Young stockholders:               For Chronicle Publishing stockholders:
  April 27, 2000                        April 27, 2000
  9 a.m., local time                    10 a.m., local time
  Mark Hopkins Inter-Continental Hotel  901 Mission Street
  Number One Nob Hill                   San Francisco, California
  San Francisco, California

   As of March 20, 2000, the record date for the Young special meeting, Adam Young and Vincent Young together beneficially possessed approximately 57% of the aggregate votes that may be cast at the Young special meeting. Accordingly, the affirmative vote of Adam Young and Vincent Young alone is sufficient to adopt each of the proposals to be submitted to Young's stockholders at the Young special meeting. Pursuant to stockholder support agreements entered into with Chronicle Publishing, certain stockholders of Young (including Adam Young and Vincent Young) who collectively held of record at the record date approximately 51% of the votes entitled to be cast at the Young special meeting have agreed to vote all of such stockholders' shares in favor of the issuance of shares of Young's common stock in the merger. In addition, Adam Young and Vincent Young have advised Young that they will vote all of the shares of Young common stock beneficially owned by them in favor of all of the proposals to be submitted to Young's stockholders at the Young special meeting.

   Pursuant to stockholder support agreements entered into with Young, certain stockholders of Chronicle Publishing who, as of the record date, control 62.7% of the votes entitled to be cast at the Chronicle Publishing special meeting, have agreed to vote all of their shares in favor of the proposal to approve the merger agreement at the Chronicle Publishing special meeting.

   This document is a proxy statement for both Young and Chronicle Publishing to use in soliciting proxies for our special meetings of stockholders. This document is also a prospectus of Young relating to the issuance of up to 3,888,788 shares of Young's Class A common stock in connection with the merger.

   This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In particular, please see the section entitled "Risk Factors" on page 16 of this document for a discussion of risks associated with the merger.


        /s/ Vincent J. Young
          Vincent J. Young                          /s/ John B. Sias
              Chairman                                John B. Sias
       Young Broadcasting Inc.                President and Chief Executive
                                                         Officer
                                            The Chronicle Publishing Company


   Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of Young's Class A common stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated March 24, 2000 and is expected to be first mailed to stockholders on or about March 28, 2000.

                            YOUNG BROADCASTING INC.
                              599 Lexington Avenue
                            New York, New York 10022

                               ----------------

                      NOTICE OF SPECIAL MEETING IN LIEU OF
                      2000 ANNUAL MEETING OF STOCKHOLDERS
                          To Be Held On April 27, 2000

                               ----------------

To the Stockholders of Young Broadcasting Inc.:

   A special meeting in lieu of the 2000 annual meeting of stockholders of Young Broadcasting Inc. will be held at the Mark Hopkins Inter-Continental Hotel, Number One Nob Hill, San Francisco, California, on Thursday, April 27, 2000 at 9 a.m., local time, for the following purposes:

  (1) To consider and vote upon a proposal to authorize the issuance of up to 3,888,788 shares of Young's Class A common stock in connection with the merger of The Chronicle Publishing Company with and into a newly formed subsidiary of Young.

  (2) To approve an amendment to Young's certificate of incorporation which would eliminate the required minimum percentage ownership of Young's common stock by the Young management group.

  (3) To approve an amendment to Young's 1995 Stock Option Plan to increase the total number of shares with respect to which options and stock appreciation rights may be granted thereunder.

  (4) To elect nine directors of Young to serve for a term of one year.

  (5) To ratify and approve the selection of independent auditors of Young to serve until the next annual meeting of stockholders.

  (6) To transact such other business as may properly come before the Young special meeting or any adjournment or postponement of the Young special meeting.

   Young's board of directors has unanimously approved a merger agreement with Chronicle Publishing and recommends that you vote FOR approval of the issuance of Young's Class A common stock in connection with the merger contemplated thereby. Young's board of directors has also unanimously approved the amendment to Young's certificate of incorporation and 1995 Stock Option Plan and recommends that you vote FOR these amendments. Young's board of directors also recommends that you vote FOR the election of the nominees to serve as directors of Young. We have described the proposals in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement with Chronicle Publishing is attached as annex A to the accompanying joint proxy statement/prospectus.

   The close of business on March 20, 2000 has been fixed by Young's board of directors as the record date for the determination of stockholders entitled to notice of and to vote at the Young special meeting or any adjournment or postponement thereof. Only holders of record of Young's Class A common stock and Class B common stock at the close of business on the record date may vote at the Young special meeting.

   The approval of the issuance of Young's Class A common stock in connection with the proposed merger and the approval of the amendment to Young's certificate of incorporation will each require the affirmative vote of the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common outstanding on the record date, voting together as a single class. The approval of the amendment to Young's 1995 Stock Option Plan will require the affirmative vote of the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common, voting together as a single class, that are present in person or by proxy at the Young special meeting. The election of the director nominees will require the affirmative vote of the holders of a plurality of the voting power of the shares of Young's Class A common stock and Class B common stock, voting together as a single class, that are present in person or by proxy at the Young special meeting.

   All stockholders of Young are cordially invited to attend the Young special meeting in person. However, to ensure your representation at the Young special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the Young special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" the issuance of Young's Class A common stock in connection with the merger, "FOR" each of the nominees for director and FOR each of the other matters to be considered at the Young special meeting. If you fail to return a properly executed proxy card or to vote in person at the Young special meeting, the effect will be a vote against the issuance of Young's Class A common stock in connection with the merger and against each of the director nominees and against each of the other matters to be considered and voted upon at the Young special meeting.


                                        /s/ James A. Morgan
New York, New York                      James A. Morgan
March 24, 2000                          Secretary

   The board of directors of Young recommends that stockholders vote "FOR" the issuance of Young's Class A common stock in connection with the merger, "FOR" the amendment to Young's certificate of incorporation, "FOR" the amendment to Young's 1995 Stock Option Plan and FOR the election of each of the director nominees.

   Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                        THE CHRONICLE PUBLISHING COMPANY
                               901 Mission Street
                        San Francisco, California 94103

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          To Be Held On April 27, 2000

                               ----------------

To the Stockholders of
The Chronicle Publishing Company:

   A special meeting of stockholders of The Chronicle Publishing Company will be held on Thursday, April 27, 2000, at 10 a.m., local time, at 901 Mission Street, San Francisco, California for the following purposes:

  (1) To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 15, 1999, by and between Chronicle Publishing and Young Broadcasting Inc. pursuant to which:

    (a) Chronicle Publishing will be merged with and into a subsidiary of Young, with the Young subsidiary being the surviving corporation; and

    (b) each issued and outstanding share of common stock of Chronicle Publishing will be converted into and represent the right to receive $171.96 in cash (subject to adjustment) and a number of shares of Young's Class A common stock (subject to adjustment) determined by dividing 45.65741 by the average closing sale price of Young's Class A common stock, as reported on the Nasdaq National Stock Market, for the 20 consecutive trading days ending three trading days prior to the closing date of the merger ("Young's average stock price"); provided that if Young's average stock price is less than $44.38, then the exchange ratio will be 1.02878, and if Young's average stock price is greater than $54.24, then the exchange ratio will be 0.84177. The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises proceeds through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

  (2) To transact such other business as may properly come before the Chronicle Publishing special meeting or any adjournment or postponement of the Chronicle Publishing special meeting.

   Chronicle Publishing's board of directors has unanimously approved the merger agreement with Young and recommends that you vote FOR approval and adoption of the merger agreement. We have described the proposal in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement with Young is attached as annex A to the accompanying joint proxy statement/prospectus.

   The close of business on March 20, 2000 has been fixed by Chronicle Publishing's board of directors as the record date for the determination of stockholders entitled to notice of and to vote at the Chronicle Publishing special meeting or any adjournment or postponement thereof. Only holders of record of Chronicle Publishing's common stock at the close of business on the record date may vote at the Chronicle Publishing special meeting.

   Any record holder of Chronicle Publishing's common stock who, before the taking of the vote on the approval and adoption of the merger agreement, delivers to Chronicle Publishing a written demand stating that he, she or it intends to demand appraisal of his, her or its shares if the merger is consummated and whose shares are not voted in favor of approval and adoption of the merger agreement, may be entitled to such appraisal of his, her or its shares pursuant to sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes, a copy of which is included as annex D to the attached joint proxy statement/prospectus. The subsidiary of Young, as the surviving corporation in the merger, and any such stockholder shall have the rights and duties and shall follow the procedures set forth in Sections 92A.380 and 92A.390 of the Nevada Revised Statutes. For a description of the procedures to be followed in asserting appraisal rights in connection with the proposed merger, see "The Merger--Appraisal Rights" in the accompanying joint proxy statement/prospectus.

   The approval and adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Chronicle Publishing's common stock outstanding on the record date.

   All stockholders of Chronicle Publishing are cordially invited to attend the Chronicle Publishing special meeting in person. However, to ensure your representation at the Chronicle Publishing special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/ prospectus at any time before it is voted at the Chronicle Publishing special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" approval and adoption of the merger agreement. If you fail to return a properly executed proxy card or to vote in person at the Chronicle Publishing special meeting, the effect will be a vote against the merger agreement.



San Francisco, California               /s/W. Ronald Ingram
March 24, 2000                          W. Ronald Ingram

                                        Secretary
   The board of directors of Chronicle Publishing recommends that stockholders vote "FOR" approval and adoption of the merger agreement.

   Your vote is important. Whether or not you plan to attend the meeting, please complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD AT THIS TIME. DO NOT SEND YOUR STOCK CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL INSTRUCTING YOU WHERE TO SEND THEM.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   4
RISK FACTORS..............................................................  16
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS................  23
THE YOUNG SPECIAL MEETING.................................................  24
  Date, Time and Place....................................................  24
  Purpose.................................................................  24
  Young Board of Directors' Recommendation................................  24
  Record Date, Outstanding Shares and Voting Rights.......................  24
  Vote Required; Quorum...................................................  25
  Voting of Proxies.......................................................  26
  Revocation of Proxies...................................................  26
  Solicitation of Proxies; Expenses.......................................  26
THE CHRONICLE PUBLISHING SPECIAL MEETING..................................  27
  Date, Time and Place....................................................  27
  Purpose.................................................................  27
  Chronicle Publishing Board of Directors' Recommendation.................  27
  Record Date, Outstanding Shares and Voting Rights.......................  27
  Vote Required; Quorum...................................................  27
  Voting of Proxies.......................................................  28
  Revocation of Proxies...................................................  28
  Solicitation of Proxies; Expenses.......................................  28
THE MERGER................................................................  29
  Background of the Merger................................................  29
  Recommendation of Young Board; Young's Reasons for the Merger...........  31
  Recommendation of the Chronicle Publishing Board; Chronicle Publishing's
   Reasons for the Merger.................................................  32
  Opinion of Young's Financial Advisor....................................  34
  Opinion of Chronicle Publishing's Financial Advisor.....................  38
  Interests of Executive Officers of Chronicle Publishing in the Merger...  42
  Accounting Treatment of the Merger......................................  43
  Regulatory Approvals....................................................  43
  Material United States Federal Income Tax Consequences..................  44
  Resales of Young's Class A Common Stock Issued in Connection with the
   Merger; Affiliate Agreements...........................................  45
  Merger Financing........................................................  46
  Appraisal Rights........................................................  46
THE MERGER AGREEMENT......................................................  49
  The Merger..............................................................  49
  Conversion of Securities................................................  49
  Exchange of Stock Certificates..........................................  51
  Appraisal Rights........................................................  52
  Representations and Warranties..........................................  52
  Certain Covenants.......................................................  54
  Election of Young to Separately Purchase Broadcast Licenses.............  58
  Sale of Other Businesses; Conversion to Asset Purchase Agreement........  58

                                                                           Page
                                                                           ----
  Validity of Subchapter S Election Condition Precedent; Conversion to
   Asset Purchase Agreement or Payment of Termination Fee.................  59
  Registration of Shares of Young's Class A Common Stock..................  59
  Conditions to Obligations to Effect the Merger..........................  60
  Termination.............................................................  61
  Expenses................................................................  62
  Amendment and Waiver....................................................  62
  Survival of Representations and Warranties..............................  62
  Escrow Fund.............................................................  62
  Stockholder Support Agreements..........................................  66
  Registration Rights Agreement...........................................  67
PROPOSAL TO AMEND YOUNG'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE
 REQUIRED MINIMUM PERCENTAGE OWNERSHIP OF YOUNG'S COMMON STOCK BY YOUNG'S
 MANAGEMENT GROUP.........................................................  68
PROPOSAL TO ELECT DIRECTORS...............................................  70
APPROVAL OF AMENDMENT INCREASING SHARES UNDERLYING FUTURE GRANTS PURSUANT
 TO YOUNG'S 1995 STOCK OPTION PLAN........................................  72
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS.......................  73
PRICE RANGES OF SECURITIES................................................  74
YOUNG UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS...................  75
YOUNG SELECTED FINANCIAL DATA.............................................  79
YOUNG'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  81
  Introduction............................................................  81
  Results of Operations...................................................  82
  Liquidity and Capital Resources.........................................  84
  Quantitative and Qualitative Disclosure About Market Risk...............  86
  Impact of Year 2000.....................................................  87
  Income Taxes............................................................  87
KRON-TV and BAYTV SELECTED FINANCIAL DATA.................................  88
KRON-TV AND BAYTV MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS......................................  89
  Introduction............................................................  89
  KRON-TV.................................................................  89
  BayTV...................................................................  89
  Results of Operations...................................................  90
  Liquidity and Capital Resources.........................................  92
  Impact of Year 2000.....................................................  92
THE TELEVISION BROADCASTING INDUSTRY......................................  93
YOUNG'S BUSINESS..........................................................  95
  General.................................................................  95
  Operating Strategy......................................................  95
  Acquisition Strategy....................................................  97
  The Stations............................................................  97
  Network Affiliation Agreements.......................................... 104
  Competition............................................................. 105
  Employees............................................................... 107
  Properties.............................................................. 107

                                                                            Page
                                                                            ----
CHRONICLE PUBLISHING'S BUSINESS............................................ 110
  General.................................................................. 110
  KRON-TV.................................................................. 110
  BayTV.................................................................... 112
  Employees................................................................ 113
  Properties............................................................... 113
FEDERAL REGULATION OF TELEVISION BROADCASTING.............................. 114
  Existing Regulation...................................................... 114
  License Renewals......................................................... 114
  Multiple Ownership Restrictions.......................................... 114
  Local Radio Ownership.................................................... 115
  Local Television Ownership............................................... 115
  National Television Ownership Cap........................................ 115
  Radio-Television Cross Ownership......................................... 115
  Attribution of Ownership................................................. 116
  Alien Ownership Restrictions............................................. 116
  Proposed Legislation and Regulation...................................... 116
  The 1992 Cable Act....................................................... 116
  Digital Television Service............................................... 117
  Non-FCC Regulation....................................................... 118
YOUNG'S DIRECTORS AND EXECUTIVE OFFICERS................................... 119
EXECUTIVE COMPENSATION..................................................... 121
  Report of the Compensation Committee..................................... 121
  Performance Graph........................................................ 123
  Summary Compensation Table............................................... 124
  Fiscal Year-End Option Values............................................ 124
  Directors' Compensation.................................................. 125
  Employment Agreements.................................................... 125
  401(k) Plan.............................................................. 125
  Compensation Committee Interlocks and Insider Participation.............. 126
CERTAIN TRANSACTIONS....................................................... 126
YOUNG'S PRINCIPAL STOCKHOLDERS............................................. 127
DESCRIPTION OF YOUNG'S CAPITAL STOCK....................................... 129
  Common Stock............................................................. 129
  Preferred Stock.......................................................... 130
  Foreign Ownership........................................................ 130
  Transfer Agent And Registrar............................................. 130
CHRONICLE PUBLISHING'S PRINCIPAL STOCKHOLDERS.............................. 131
DESCRIPTION OF CHRONICLE PUBLISHING'S CAPITAL STOCK........................ 133
COMPARISON OF STOCKHOLDER RIGHTS UNDER DELAWARE AND NEVADA LAW............. 134
  Size and Classification of the Board of Directors........................ 134
  Duties of Directors...................................................... 134
  Removal of Directors..................................................... 134
  Newly Created Directorships and Vacancies................................ 134
  Limitation on Directors' Liability....................................... 135
  Indemnification of Directors and Officers................................ 135
  Loans to Directors....................................................... 136
  Dividends................................................................ 136
  Action by Stockholders through Written Consent........................... 136

                                                                           Page
                                                                           ----
  Special Meetings of Stockholders.......................................  136
  Cumulative Voting......................................................  136
  Necessary Vote to Effect Merger (Not Involving Interested
   Stockholder)..........................................................  136
  Business Combinations Involving Interested Stockholders................  137
  Appraisal Rights; Dissenters' Rights...................................  137
  Redeemable Shares......................................................  137
  Preemptive Rights......................................................  137
  Amendment of Articles of Incorporation and By-laws.....................  137
  Inspection of Books and Records........................................  138

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934.....  139

STOCKHOLDER PROPOSALS FOR YOUNG'S 2001 ANNUAL MEETING....................  139

LEGAL MATTERS............................................................  139

EXPERTS..................................................................  139

WHERE YOU CAN FIND MORE INFORMATION......................................  139

INDEX TO FINANCIAL STATEMENTS ...........................................  F-1




ANNEX A--AGREEMENT AND PLAN OF MERGER....................................  A-1
ANNEX B--OPINION OF LAZARD FRERES & CO. LLC..............................  B-1
ANNEX C--OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION..  C-1
ANNEX D--QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING STOCKHOLDERS  --
            NEVADA REVISED STATUTES SEC. 92A.............................  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:Why are the two companies proposing to merge?

A. Young believes that the merger, which will enable it to acquire KRON-TV, the top rated television station in San Francisco, and a majority ownership interest in BayTV, its companion cable television channel, will give its advertisers access to the fifth largest broadcast market in the United States, where the effective buying income per household is the second highest in the nation. Taking into account Young's ownership of KCAL-TV, the largest independent television station in Los Angeles, the merger will enhance Young's presence in California. Further, the merger is consistent with Young's acquisition strategy of targeting stations for which it has identified significant potential expense reductions that can be implemented upon acquisition, with the goal of improving the target station's broadcast cash flow.

  Chronicle Publishing believes that the merger is consistent with its decision, made in June 1999, to dispose of all of its businesses in a complete liquidation of the company, and that after evaluating alternative acquisition proposals, the merger consideration represents the highest offer that Chronicle Publishing's stockholders are likely to receive from the sale of KRON-TV and BayTV.

Q:When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible. We expect to complete the merger by April 28, 2000. If necessary or desirable, Young and Chronicle Publishing may agree to a later date.

Q:What do I need to do now?

A: We urge you to read this joint proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you as a stockholder. You also may want to review the documents referenced under "Where You Can Find More Information" on page 139.

Q:How do I vote?

A: You should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your respective special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote for the merger agreement, if you are a Chronicle Publishing stockholder, or for the issuance of shares of Young's Class A common stock in connection with the merger, if you are a Young stockholder, except if your Young shares are held in a brokerage account. If you fail to return your proxy card or to vote in person at your respective special meeting, the effect will be a vote against the merger agreement, if you are a Chronicle Publishing stockholder, or against the issuance of shares of Young's Class A common stock in connection with the merger, if you are a Young stockholder.

Q:If my shares are held in a brokerage account, will my broker vote my shares for me?

A: If you are a Young stockholder, your broker will not vote your Young shares for you unless you provide instructions on how to vote. It is important therefore that you follow the directions provided by your broker regarding how to instruct your broker to vote your Young shares.

Q:May I change my vote after I have mailed my signed proxy card?

A: Yes. You may change your vote at any time before your proxy is voted at your respective special meeting. You may do this in one of three ways. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Young at the address on page 26 if you are a Young stockholder, or to Chronicle Publishing at the address on page 28 if you are a Chronicle Publishing stockholder. Third, if you are a Young stockholder, you may attend your respective special meeting and vote in person. Simply attending your respective special meeting, without voting in person, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at your respective special meeting.

Q:Should I send in my stock certificates now?

A: No. If you are a Chronicle Publishing stockholder, you will receive written instructions for exchanging your stock certificates for the consideration to be paid in connection with the merger. Young stockholders will not exchange their stock certificates.

Q:What effect will the merger have on my Chronicle Publishing shares?

A: Subject to adjustment, each share of Chronicle Publishing's common stock will be exchanged for $171.96 in cash and not less than 0.84177 nor more than 1.02878 shares of Young's Class A common stock. Subject to the preceding limits, the exact number of shares of Young's Class A common stock to be issued in the merger will be determined by dividing 45.65741 by the average of the closing sale price of Young's Class A common stock, as reported on The Nasdaq Stock Market, for the 20 consecutive trading days ending three trading days prior to preceding the closing date of the merger. The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises proceeds through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

  For example, if the average of the closing sale price of Young's Class A common stock is $48.00, Chronicle Publishing stockholders will receive approximately 0.95 shares of Young's Class A common stock for each share of Chronicle Publishing stock.

Q:How will Chronicle Publishing stockholders know what the actual exchange ratio is?

A: We will issue a press release prior to the closing of the merger that will disclose the exchange ratio. The exchange ratio is the fraction of a share of Young's Class A common stock that you will receive in the merger for each share of Chronicle Publishing common stock that you own.

Q: What are the U.S. federal income tax consequences of the merger to Chronicle
   Publishing stockholders?

A: If you are a Chronicle Publishing stockholder, you will recognize gain or loss as a result of the exchange of Chronicle Publishing's common stock for cash and shares of Young's Class A common stock in connection with the merger. For a more detailed discussion, you should read "Material United States Federal Income Tax Consequences" at page 44.

Q:Can I sell my Young Class A common stock received in the merger immediately?

A: Yes, except for those Chronicle Publishing stockholders who may be considered affiliates of Chronicle Publishing. Affiliates are stockholders who control, are controlled by, or are under common control with, Chronicle Publishing. Young has agreed to register for resale the shares of Young's Class A common stock acquired in the merger by any affiliates of Chronicle Publishing in order to enable those affiliates of Chronicle Publishing to freely sell or otherwise transfer their shares of Young's Class A common stock within a short time following completion of the merger. If you believe that you may be an affiliate of Chronicle Publishing, you should consult with your counsel regarding any restrictions you may have with respect to your resale of the shares of Young's Class A common stock you receive in the merger.

Q:Who Can Help Answer My Questions?

A: If you are a Young stockholder and would like additional copies of the joint proxy statement/prospectus or if you have questions about the merger, including how to complete and return your proxy card, you should contact:

                            Young Broadcasting Inc.
                              599 Lexington Avenue
                            New York, New York 10022
                            Attention: James Morgan
                          Phone Number: (212) 754-7070

  If you are a Chronicle Publishing stockholder and would like additional copies of the joint proxy statement/prospectus or if you have questions about the merger, including how to complete and return your proxy card, you should contact:

                        The Chronicle Publishing Company
                               901 Mission Street
                        San Francisco, California 94103
                          Attention: W. Ronald Ingram
                          Phone Number: (415) 777-7179

                                    SUMMARY

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
139. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

                        The Companies (Pages 95 and 110)

Young Broadcasting Inc.
599 Lexington Avenue
New York, New York 10022
(212) 754-7070

   Young owns and operates eleven television stations in geographically diverse markets and a national television sales representation firm, Adam Young Inc. Six of the stations are affiliated with American Broadcasting Companies, Inc. ("ABC"), three are affiliated with CBS Inc., one is affiliated with National Broadcasting Company, Inc. ("NBC"), and one is an independent station. Each of Young's stations is owned and operated by a direct or indirect subsidiary. Young is presently the eighth largest ABC network affiliate group in terms of households reached. Young's sole independent television station, KCAL, Los Angeles, California, is the only independent VHF television station operating in the Los Angeles market, which is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue.

The Chronicle Publishing Company
901 Mission Street
San Francisco, California 94103
(415) 777-7179

   Chronicle Publishing currently owns and operates KRON-TV, a television station which is currently affiliated with NBC, and a 51% interest in BayTV, a 24-hour local news and information channel, both in the San Francisco Bay Area; WOWT(TV), a television station in Omaha, Nebraska; KAKE-TV, KUPK-TV and KLBY(TV), television stations in Kansas; and the San Francisco Chronicle, a daily newspaper in San Francisco. On February 14, 2000, NBC announced that it had entered into an affiliation agreement with Granite Broadcasting Corporation and that the NBC affiliation agreement with KRON-TV would not be renewed after its expiration on December 31, 2001. Until early 2000, Chronicle Publishing also owned and operated the Worcester Telegram & Gazette, a daily newspaper in Worcester, Massachusetts; The Pantagraph, a daily newspaper in central Illinois; MBI Publishing Company, a book and calendar publishing company in Wisconsin; and Chronicle Books, a specialty book publishing business in San Francisco. In June 1999, Chronicle Publishing's board determined to commence the sale of all of Chronicle Publishing's assets. From August 1999 through November 1999, Chronicle Publishing entered into definitive agreements with various buyers for the sale of each of its businesses, including WOWT(TV), KAKE-TV, KUPK-TV, KLBY(TV) and the San Francisco Chronicle, which have not yet been sold. It is currently expected that at the time of the closing of the merger of Chronicle Publishing with Young, KRON-TV and BayTV will be the only remaining businesses owned by Chronicle Publishing.

                          The Merger (Pages 29 and 49)

   The merger agreement is attached to this joint proxy statement/prospectus as annex A. We encourage you to read the merger agreement as it is the legal document that governs the merger.

   What Holders of Chronicle Publishing's Common Stock Will Receive in the Merger (Page 49)

   Upon consummation of the merger, holders of Chronicle Publishing's common stock will receive $171.96 in cash (subject to adjustment) and not less than
0.84177 nor more than 1.02878 shares of Young's Class A common stock (subject to adjustment) in exchange for each share of Chronicle Publishing's common stock. The exact number of shares of Young's Class A common stock issuable in exchange for each outstanding share of Chronicle Publishing's common stock will be calculated by a formula linked to the average closing sale price of Young's Class A common stock, as reported on The Nasdaq Stock Market, for the 20 consecutive trading days ending three trading days prior to the closing date of the merger.

   The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises cash through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

For example:

  . if the average closing sale price of Young's Class A common stock is greater than $54.24, you will receive 0.84177 shares of Young's Class A common stock for each share of Chronicle Publishing's common stock you hold;

  . if the average closing sale price of Young's Class A common stock is less than $44.38, you will receive 1.02878 shares of Young's Class A common stock for each share of Chronicle Publishing's common stock you hold; and

  . if the average closing sale price of Young's Class A common stock is between $44.38 and $54.24, you will receive between 0.84177 and 1.02878 shares of Young's Class A common stock for each share of Chronicle Publishing's common stock you hold. If the average closing price of Young's Class A common stock is within the foregoing range, the exact number of shares of Young's Class A common stock that you receive will be determined by dividing 45.65741 by the average closing sale price of Young's Class A common stock, as reported on the Nasdaq National Market System, for the 20 consecutive trading days ending three trading days prior to the closing date of the merger.

Under this formula:

   If the merger had taken place on March 23, 2000, which is the last trading day prior to the date of this joint proxy statement/prospectus, the exchange ratio would have been 1.02878. This example is provided to you for explanatory purposes as the actual calculation cannot be provided in advance of your vote.

   The table below indicates the corresponding exchange ratio at various assumed average closing sale prices of Young's Class A common stock:

             Average Closing Sale
               Price of Young's
             Class A Common Stock Exchange Ratio
             -------------------- --------------
                    $20.00           1.02878
                    $30.00           1.02878
                    $40.00           1.02878
                    $44.38           1.02878
                    $50.00           0.91315
                    $54.24           0.84177
                    $60.00           0.84177

   If you are a Chronicle Publishing stockholder, all of your shares of Chronicle Publishing's common stock will be aggregated for purposes of calculating the number of shares of Young's Class A common stock to be issued in exchange therefor in connection with the merger. You will not receive fractional shares of Young's Class A common stock. Instead, you will be paid cash in lieu of fractional shares.

Potential Adjustment to Cash and Stock Consideration

   The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises proceeds through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

                        Votes Required (Pages 25 and 27)

   To approve the issuance of Young's Class A common stock in connection with the merger, the holders of a majority of the voting power of the outstanding shares of Young's Class A common stock and Class B common stock, voting together as one class, must vote in favor of the issuance of Young's Class A common stock in connection with the merger.

   To approve the amendment to Young's certificate of incorporation which would eliminate the required minimum percentage of Young's outstanding common stock to be held by the Young management group, the holders of a majority of the voting power of the outstanding shares of Young's Class A common stock and Class B common stock, voting together as one class, must vote in favor of the amendment.

   To approve the amendment to Young's 1995 Stock Option Plan, the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common stock, voting together as one class and voting in person or by proxy at the Young special meeting, must vote in favor of the amendment.

   Election of directors of Young requires the affirmative vote of the holders of a plurality of the voting power of the shares of Young's Class A common stock and Class B common stock, voting together as one class, that are present in person or by proxy at the Young special meeting.

   To approve the merger agreement, the holders of a majority of the outstanding shares of Chronicle Publishing's common stock must vote in favor of approving the merger agreement.

   Young's Class A common stock represents approximately 32.8%, and Young's Class B common stock represents approximately 67.2%, respectively, of the voting power of Young's outstanding capital stock. As of March 20, 2000, the record date for the Young special meeting, Adam Young and Vincent Young together beneficially possessed approximately 57% of the aggregate votes that may be cast at the Young special meeting. Accordingly, the affirmative vote of Adam Young and Vincent Young alone is sufficient to adopt each of the proposals to be submitted to Young's stockholders at the Young special meeting. Pursuant to stockholder support agreements entered into with Chronicle Publishing, certain stockholders of Young (including Adam Young and Vincent Young) who collectively held of record at the record date approximately 51% of the votes entitled to be cast at the Young special meeting have agreed to vote all of such stockholders' shares in favor of the issuance of shares of Young's common stock in the merger. For a description of these stockholder support agreements, see page 66. In addition, Adam Young and Vincent Young have advised Young that they will vote all of the shares of Young common stock beneficially owned by them in favor of all of the proposals to be submitted to Young's stockholders at the Young special meeting.

   Certain holders of Chronicle Publishing's common stock, who collectively beneficially own approximately 62.7% of the outstanding shares of Chronicle Publishing's common stock as of March 20, 2000, have already agreed under stockholder support agreements to vote to approve the merger agreement. Young has agreed to register for resale under the Securities Act of 1933 those shares of Young's Class A common stock to be issued in connection with the merger to some of the stockholders of Chronicle Publishing who are parties to the stockholder support agreements. For a description of these stockholder support agreements, see page 66.

   The directors and executive officers of Chronicle Publishing, as a group, beneficially own approximately 11.8% of the outstanding shares of Chronicle Publishing's common stock. Chronicle Publishing currently expects that all of these holders will vote in favor of the merger agreement. The directors and executive officers of Young and their affiliates, as a group, beneficially own approximately 66% of the voting power of Young's outstanding capital stock. Young currently expects that all of these holders will vote in favor of the issuance of Young's Class A common stock in connection with the merger.

             Our Recommendations to Stockholders (Pages 24 and 27)

To Young's Stockholders:

   The Young board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereby, including the issuance of Young's Class A common stock in connection with the merger. The Young board believes that the merger is in your best interests and recommends that you vote FOR the proposal to approve the issuance of Young's Class A common stock in connection with the merger.

   The Young board voted unanimously to approve the amendment to Young's certificate of incorporation and to approve the amendment to Young's 1995 Stock Option Plan. The Young board believes that these amendments are in your best interests and recommends that you vote FOR the proposal to amend Young's certificate of incorporation and FOR the proposal to amend Young's 1995 Stock Option Plan.

   The Young board also recommends that you vote FOR the election of the nominees to serve as directors of Young.

To Chronicle Publishing's Stockholders:

   The Chronicle Publishing board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereby. The Chronicle Publishing board believes that the merger is in your best interests and recommends that you vote FOR the proposal to approve the merger agreement.

                    Ownership of Young Following the Merger

   Based on the number of shares of Young's common stock outstanding on March 20, 2000:

  . assuming an exchange ratio of 0.84177, Chronicle Publishing's stockholders will receive approximately 3,181,890 shares of Young's Class A common stock in the merger, which will constitute approximately 8.5% of the voting power of Young's outstanding capital stock following the merger.

  . assuming an exchange ratio of 1.02878, Chronicle Publishing's stockholders will receive approximately 3,888,788 shares of Young's Class A common stock in the merger, which will constitute approximately 10.2% of the voting power of Young's outstanding capital stock following the merger.

The foregoing assumes that Young does not raise additional cash proceeds prior to the merger through the sale of equity (which would increase the per share cash consideration and decrease the per share stock consideration in the merger).

                       Conditions to the Merger (Page 60)

   The completion of the merger depends upon the satisfaction of a number of conditions, including, among other things:

  . the approval by the stockholders of Young of the issuance of Young's
    Class A common stock in connection with the merger;

  . the approval of the merger agreement by the stockholders of Chronicle
    Publishing;

  . the expiration or termination of all waiting periods applicable to the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976;

  . the consent of the FCC to the transfer of broadcasting licenses from Chronicle Publishing to Young and the entry of a final order with respect to such consent;

  . the sale by Chronicle Publishing of all of its businesses other than KRON-TV and BayTV; and

  . the absence of any law or injunction issued by a court making the merger illegal or otherwise prohibiting us from closing the merger.

   Further, the obligation of Chronicle Publishing to complete the merger is also conditioned on, among other things:

  . the representations and warranties of Young in the merger agreement being true and correct in all material respects as of the closing of the merger, except for those representations and warranties that address matters only as of a particular date, which must be true and correct only as of such particular date;

  . the performance and compliance by Young, in all material respects, of and with all of Young's obligations under the merger agreement which are to be performed or complied with prior to the closing of the merger; and

  . the absence of any event or occurrence which has had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition of Young.

   Further, the obligation of Young to complete the merger is also conditioned on, among other things:

  . the representations and warranties of Chronicle Publishing in the merger agreement being true and correct as of the closing of the merger, except for those representations and warranties that address matters only as of a particular date, which must be true and correct only as of such particular date;

  . the performance or compliance by Chronicle Publishing of and with all of Chronicle Publishing's obligations under the merger agreement which are to be performed or complied with prior to the closing of the merger, except where the failure to be so true and correct, and the failure to so perform and comply, would not result in certain damages to Young which in the aggregate exceed $10 million, and except for changes specifically permitted or required by the merger agreement;

  . the absence of any event or occurrence which has had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition of Chronicle Publishing;

  . the continued effectiveness of Chronicle Publishing's election to be taxed under Subchapter S of the Internal Revenue Code; and

  . the holders of no more than 5% of Chronicle Publishing's outstanding common stock having exercised and not withdrawn any appraisal rights under the Nevada General Corporation Law.

                Conversion of Merger to Asset Purchase (Page 58)

   The merger agreement contemplates that, prior to the closing of the merger, Chronicle Publishing will have effected the sale of its businesses other than KRON-TV and Bay-TV, and distributed the net proceeds of such sales, and certain other assets specified in the merger agreement, to the stockholders of Chronicle Publishing.

   If all conditions precedent to the merger have been satisfied but for the sale of Chronicle Publishing's other businesses, Chronicle Publishing, by written notice to Young, may elect to have the terms and conditions of the merger agreement superceded and replaced by an asset purchase agreement containing terms which are substantially similar to the merger agreement. The terms of the asset purchase agreement would provide that Chronicle Publishing would sell, and a subsidiary of Young ("merger sub") would purchase, the assets of Chronicle Publishing used in the business of KRON-TV and Bay-TV, and assume specified liabilities of Chronicle Publishing relating thereto, for the same cash and stock consideration contemplated by the merger agreement.

   Young also will have the option to elect to have the terms and conditions of the merger agreement superceded and replaced by an asset purchase agreement containing terms which are substantially similar to the merger agreement if all conditions precedent to the merger, other than the sale of Chronicle Publishing's businesses other than KRON-TV and Bay TV, have been satisfied and either:

  . after April 30, 2000, Chronicle Publishing does not have a reasonable expectation that it will complete the sale of its other businesses prior to August 31, 2000; or

  . the merger has not been completed by June 30, 2000 (or, if applicable, by the later date for giving of notice of termination established pursuant to the merger agreement). Either Chronicle Publishing or Young may elect to extend the date on which notice of termination may be given from June 30, 2000 to August 31, 2000 if the consent of the FCC approving the transfer of broadcast licenses has not become a final order by June 30, 2000 or if the registration statement of which this joint proxy statement/prospectus forms a part is not effective by June 30, 2000, provided that neither Chronicle Publishing nor Young may so extend the applicable termination date if either of the foregoing conditions has failed to be satisfied due to a breach of the merger agreement by Chronicle Publishing or Young, as the case may be. Chronicle Publishing may also elect to extend the applicable termination date to August 31, 2000 if Chronicle Publishing's sale of its assets other than KRON-TV and BayTV has not taken place by June 30, 2000 and Chronicle Publishing has a reasonable expectation that it will effect those sales by August 30, 2000. In the latter circumstance, Chronicle Publishing must pay to Young a fee of $6,666.00 for each day that the termination date is extended past June 30, 2000.

   In the event all of the conditions precedent to the respective obligations of Young and Chronicle Publishing to effect the merger have been satisfied, other than the condition to the obligations of Young that Chronicle Publishing's Subchapter S election remain in effect, then Young may elect to have the terms and conditions of the merger agreement superceded and replaced by an asset purchase agreement containing substantially similar terms. Chronicle Publishing may negate Young's election to convert the merger agreement to an asset purchase agreement based upon the termination of Chronicle Publishing's Subchapter S election if Chronicle Publishing pays Young $25 million in cash within five business days of its receipt of written notice of Young's election to convert the transaction to an asset purchase. In the event of such payment, both the merger agreement and the asset purchase agreement will be terminated.

   In the event either Young or Chronicle Publishing elects to exercise its option to supercede and replace the merger agreement with an asset purchase agreement containing substantially similar terms, as described above, the merger agreement will be deemed terminated and replaced by the asset purchase agreement. Young and

Chronicle Publishing have each agreed to use their commercially reasonable efforts to close the asset purchase within ten days of written notice to convert the transaction to an asset purchase, or as soon as possible thereafter.

                Opinions of Financial Advisors (Pages 34 and 38)

   In deciding to approve the merger agreement, our boards of directors received opinions from our respective financial advisors as to the fairness of the merger consideration from a financial point of view. Young received an opinion from its financial advisor, Lazard Freres & Co. LLC, and Chronicle Publishing received an opinion from its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation. The full text of these opinions are attached as annexes B and C to this joint proxy statement/prospectus and should be read carefully in their entirety. The opinions of Lazard and Donaldson, Lufkin & Jenrette are directed to the board of directors of Young and Chronicle Publishing, respectively, and do not constitute a recommendation to any stockholder with respect to matters relating to the merger.

                                Merger Financing

   At or prior to the time of the merger, Young expects to enter into a revised $800 million senior credit facility, a portion of which will be used to finance the cash component of the merger consideration and to pay the fees and expenses associated with the merger. The revised senior credit facility will also be used to provide liquidity for strategic acquisitions and working capital requirements following the effective time of the merger.

   In addition, if Young raises cash proceeds prior to the closing of the merger through the sale of equity, Young will be required to reduce the aggregate stock consideration payable in connection with the merger and increase the cash consideration payable in connection with the merger by:

  . 20% of the aggregate net proceeds raised by Young through such equity sales, up to $100 million;

  . 40% of the aggregate net proceeds raised by Young through such equity sales in excess of $100 million and up to $200 million; and

  . 100% of the aggregate net proceeds raised by Young through such equity sales in excess of $200 million.

                         Accounting Treatment (Page 43)

   Young expects to account for the merger as a "purchase" under generally accepted accounting principles.

               Material Federal Income Tax Consequences (Page 44)

Chronicle Publishing stockholders

   The merger will be a taxable transaction for Chronicle Publishing and its stockholders. Chronicle Publishing stockholders will recognize gain or loss as a result of the merger. See "Material United States Federal Income Tax Consequences" at page 44 for a more detailed discussion of the material federal income tax consequences of the merger to the Chronicle Publishing stockholders.

Young stockholders

   There will be no United States federal income tax consequences to the holders of Young common stock as a result of the merger.

   Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

                      Certain Regulatory Matters (Page 43)

   To complete the merger, we must make filings and receive authorizations from various federal and state governmental agencies in the United States. These filings relate to the transfer of control of the KRON-TV license, antitrust matters and other regulations.

   It is possible that some of these governmental authorities may impose conditions for granting approval. We cannot predict whether we will obtain all the required regulatory approvals within the time frame contemplated by the merger agreement or without burdensome conditions.

                           Appraisal Rights (Page 46)

   Under the Nevada Revised Statutes, the holders of Chronicle Publishing's common stock have the right to seek an appraisal of, and to be paid the fair value of, their shares. Section 92A.300 through 92A.500 of the Nevada Revised Statutes, which governs the rights of stockholders who wish to seek appraisal of their shares, is summarized in this joint proxy statement/prospectus under the heading "The Merger--Appraisal Rights" on pages 46 through 48, and is attached to this joint proxy statement/prospectus as annex D.

                Summary Historical and Pro Forma Financial Data

   We are providing the following information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical and unaudited pro forma combined financial statements and related notes that are included in this joint proxy statement/prospectus.
                   Summary Historical Financial Data of Young

                                                                                             Pro Forma
                                            Year Ended December 31,                         (unaudited)
                          ----------------------------------------------------------------  -----------
                             1995          1996         1997         1998         1999         1999
                          -----------   -----------  -----------  -----------  -----------  -----------
                                     (dollars in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues(1).........  $   122,530   $   154,343  $   263,535  $   277,052  $   280,659  $   410,809
Operating expenses,
 including selling,
 general and
 administrative
 expenses...............       51,614        64,689      106,708      116,712      114,974      174,928
Amortization of program
 license rights.........        6,418        11,034       38,279       33,014       47,690       60,484
Depreciation and
 amortization...........       24,572        30,946       46,941       49,472       47,983       78,618
Corporate overhead......        3,348         4,344        7,150        7,860        8,227        8,227
Non-cash compensation
 paid in Common
 stock(2)...............        1,167           848          967        1,146       19,102       19,102
Merger related costs....          --            --           --         1,444          --           --
                          -----------   -----------  -----------  -----------  -----------  -----------
Operating income........       35,411        42,482       63,490       67,404       42,683       69,450
                          -----------   -----------  -----------  -----------  -----------  -----------
Interest expense........      (32,644)      (42,838)     (64,103)     (62,617)     (62,981)    (122,301)
Minority interest in
 loss of BayTV..........          --            --           --           --           --           450
Other (expenses) income,
 net....................         (233)        1,261         (493)        (788)      (1,244)      (1,870)
                          -----------   -----------  -----------  -----------  -----------  -----------
Net income (loss) before
 extraordinary item.....        2,534           905       (1,106)       3,999      (21,542)     (54,271)
                          -----------   -----------  -----------  -----------  -----------  -----------
Extraordinary loss on
 extinguishment of
 debt...................       (9,125)          --        (9,243)         --           --           --
                          -----------   -----------  -----------  -----------  -----------  -----------
Net (loss) income.......  $    (6,591)  $       905  $   (10,349) $     3,999  $   (21,542) $   (54,271)
                          ===========   ===========  ===========  ===========  ===========  ===========
Basic net income (loss)
 per common share before
 extraordinary item.....  $      0.23   $      0.08  $     (0.08) $      0.28  $     (1.59) $     (3.11)
Basic net income (loss)
 per common share.......  $     (0.61)  $      0.08  $     (0.74) $      0.28  $     (1.59) $     (3.11)
Basic shares used in
 earnings per share
 calculation............   10,838,972    11,379,298   13,989,969   14,147,522   13,588,108   17,476,896
Other Financial Data:
Cash flow provided by
 operating activities...  $    22,231   $    24,707  $    41,025  $    54,292  $    36,398          --
Cash flow used in
 investing activities...       (5,800)     (496,841)     (11,757)     (34,154)      (7,887)         --
Cash flow (used in)
 provided by financing
 activities.............      (19,310)      475,713      (34,621)     (21,127)     (26,222)         --
Payments for program
 license liabilities            6,747        10,385       38,610       33,337       46,678       59,726
Broadcast cash flow(3)..       64,169        79,269      118,217      127,003      119,007      176,155
Broadcast cash flow
 margin.................         52.4 %        51.4%        44.9%        45.8%        42.4%        42.9%
Adjusted broadcast cash
 flow(4)................          --            --           --           --           --       192,941
Operating cash flow(5)..       60,821        74,925      111,067      119,143      110,780      167,928
Adjusted operating cash
 flow(6)................          --            --           --           --           --       183,941
Capital expenditures....  $     4,484   $     4,992  $     9,034  $     7,524  $     9,360  $    15,121
Balance Sheet Data (as
 of end of period):
Total assets............  $   296,098   $   893,151  $   845,966  $   825,668  $   818,670  $ 1,618,973
Long-term debt
 (including current
 portion)...............      297,993       678,927      657,672      658,224      650,510    1,332,010
Stockholders' (deficit)
 equity.................  $   (25,544)  $    80,504  $    59,846  $    46,865  $    30,659  $   130,795

--------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) Represents non-cash charges for the issuance to key employees of shares of Class A common stock and in 1995 of shares of Class A common stock and below-market options to purchase shares of Class A common stock. In 1999, approximately $18.3 million relates to the extension of the expiration date of stock options granted in 1994 and 1995.

(3) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation, merger related costs and corporate overhead, less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. Young has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Young consolidated financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(4) Represents pro forma broadcast cash flow after adjustments for net annualized expense reductions for labor, benefits, programming, national representation fees, advertising and promotion and other operating costs.

   The following table sets forth a reconciliation of pro forma broadcast cash flow to adjusted broadcast cash flow:

                                                            For the Year Ended
                                                            December 31, 1999
                                                          ----------------------
                                                          (dollars in thousands)
      Broadcast cash flow (pro forma)....................        $176,155
        Labor & Benefits.................................           7,352
        Programming costs................................           3,989
        National representation fees.....................           1,968
        Advertising & Promotion..........................           1,951
        Other operating costs............................           1,526
                                                                 --------
      Adjusted broadcast cash flow.......................        $192,941
                                                                 ========

(5) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and merger related costs less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. Young has included operating cash flow data because such data are used by investors to measure a company's ability to service debt and are used in calculating the amount of additional indebtedness that Young may incur in the future under the Young indentures. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Young consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(6) Represents pro forma operating cash flow after adjustments for net annualized expense reductions for labor, benefits, programming, national representation fees, advertising and promotion and other operating costs.

   The following table sets forth a reconciliation of pro forma operating cash flow to adjusted operating cash flow:

                                                            For the Year Ended
                                                            December 31, 1999
                                                          ----------------------
                                                          (dollars in thousands)
      Operating cash flow (pro forma)....................        $167,928
        Labor & Benefits.................................           7,352
        Programming costs................................           3,989
        National representation fees.....................           1,968
        Advertising & Promotion..........................           1,951
        Other operating costs............................             753
                                                                 --------
      Adjusted operating cash flow.......................        $183,941
                                                                 ========

             Summary Historical Financial Data of KRON-TV and BayTV

                                              December 31,
                          -------------------------------------------------------
                             1995        1996       1997       1998       1999
                          ----------- ----------  ---------  ---------  ---------
                          (unaudited) (unaudited)
                                         (dollars in thousands)
Statement of Operations
 Data:
Net revenues (1)........   $ 104,557  $ 116,637   $ 117,013  $ 125,301  $ 130,150
Operating expenses,
 including selling,
 general and
 administrative
 expenses...............      47,555     51,588      53,030     57,971     59,953
Amortization of program
 license rights.........      12,375     12,806      13,121     13,866     12,794
Depreciation and
 amortization...........       2,698      2,861       3,521      4,325      5,004
                           ---------  ---------   ---------  ---------  ---------
Operating income........      41,929     49,382      47,341     49,139     52,399
Interest expense........         --         --          --         --         --
Minority interest.......         --         614         550        873        450
Other (expenses) income,
 net....................        (538)      (668)       (504)      (565)      (626)
                           ---------  ---------   ---------  ---------  ---------
Net income..............   $  41,391  $  49,328   $  47,387  $  49,447  $  52,223
                           =========  =========   =========  =========  =========
Other Financial Data:
Cash flow provided by
 operating activities      $  42,151  $  53,743   $  46,155  $  55,428  $  50,623
Payments for program
 license liabilities....   $  11,979  $  12,997   $  13,646  $  13,123  $  13,048
Broadcast cash flow
 (2)....................   $  45,023  $  52,052   $  50,337  $  54,207  $  57,149
Broadcast cash flow
 margin.................        43.1%      44.6%       43.0%      43.3%      43.9%
Operating cash flow
 (3)....................   $  45,023  $  52,052   $  50,337  $  54,207  $  57,149
Capital expenditures....   $   2,987  $   2,742   $   5,580  $   9,654  $   5,244
Balance Sheet Data (as
 of end of period):
Total assets............   $  44,234  $  42,998   $  59,175  $  64,444  $  64,145
Long-term debt
 (including current
 portion)...............         --         --          --         --         --
Divisional equity.......   $  31,931  $  29,947   $  36,095  $  39,627  $  45,478

--------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. KRON-TV and BayTV have included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the KRON-TV and BayTV combined financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(3) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. KRON-TV and BayTV have included operating cash flow data because such data are used by investors to measure a company's ability to service debt. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the KRON-TV and BayTV combined financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                                  RISK FACTORS

   In addition to general investment risks and the other information contained in this joint proxy statement/prospectus, you should carefully consider the following factors in deciding whether to vote in favor of approval of the merger agreement.

                          Risks Related to the Merger

The aggregate value of Young's Class A common stock that Chronicle Publishing's stockholders will receive in the merger may vary depending upon the market price of Young's Class A common stock.

   We designed the exchange ratio so that Chronicle Publishing's stockholders will receive Young's Class A common stock worth an aggregate of $172,585,000 in the merger, so long as the average closing sale price of Young's Class A common stock for the 20 consecutive trading days ending three trading days prior to the closing date of the merger is no less than $44.38 and no more than $54.24 per share. However, if the average closing sale price of Young's Class A common stock for these 20 consecutive trading days is above $54.24, the exchange ratio will be fixed at 0.84177 and the aggregate value of Young's Class A common stock received in the merger will be greater than $172,585,000. Conversely, if the average closing price of Young's Class A common stock for these 20 consecutive trading days is below $44.38, the exchange ratio will be fixed at
1.02878 and the aggregate value of Young's Class A common stock received in the merger will be less than $172,585,000. Under the merger agreement, any increase or decrease in the average closing sale price of Young's Class A common stock either before or after the exchange ratio is determined will not give either company the right to terminate or renegotiate the merger agreement or to resolicit proxies.

   The price of Young's common stock may change based upon changes in the business, operations and prospects of Young, general market and economic conditions, regulatory considerations, market assessments of the likelihood that the merger will be completed and other factors. We urge you to obtain current market quotations for Young's Class A common stock.

Chronicle Publishing's stockholders will not know the aggregate value of the Young's Class A common stock to be received in connection with the merger at the time they vote on the merger agreement.

   Under the merger agreement, the exchange ratio will not be determined until three trading days prior to the closing of the merger. As a result, you will not know the exact exchange ratio at the time you vote on the proposal to approve the merger agreement. Even after the exchange ratio is determined, you will not know the exact aggregate value of Young's Class A common stock that Chronicle Publishing's stockholders will receive when the merger is completed because the price of Young's Class A common stock at the time of the merger is likely to be different from the average closing sale price of Young's Class A common stock for the 20 consecutive trading days ending three trading days prior to the closing date of the merger. As a result, the actual aggregate value of Young's Class A common stock received by Chronicle Publishing's stockholders when the merger is completed may be greater than or less than $172,585,000, even if the average closing sale price of Young's Class A common stock for the 20 consecutive trading days ending three trading days prior to the closing of the merger is between $44.38 and $54.24.

Young may not realize the expected benefits from the merger, such as cost savings, operating efficiencies, revenue and cash flow enhancements and other synergies, due to difficulties that may arise in Young's integration of Chronicle Publishing.

   Integrating the operations and personnel of Young and Chronicle Publishing will be a complex process, and Young cannot assure you that the integration will be completed rapidly or will result in the realization of the anticipated benefits of the merger. The diversion of the attention of Young's management and any difficulties encountered in the process of combining Young and Chronicle Publishing could cause the disruption of, or a loss of momentum in, the activities of Young's business. Further, the process of combining Young and Chronicle Publishing could negatively affect employee morale and the ability of Young to retain some of the key employees of Chronicle Publishing after the merger. Any inability to successfully integrate the operations and personnel of Young and Chronicle Publishing, or any significant delay in achieving integration, could have a material adverse effect on the business, financial condition and operating results of Young after the merger.

As a result of the merger the combined company will incur transaction costs that may exceed our estimates and significant consolidation and integration expenses that we cannot accurately estimate at this time, either of which may negatively affect Young's financial condition and operating results.

   Young estimates that, as a result of the merger, it will incur transaction costs of approximately $31.5 million, including investment banking, legal and accounting fees. In addition, Young expects that it will incur significant consolidation and integration expenses which it cannot accurately estimate at this time. Young expects that the combined company will charge the majority of such costs and expenses to operations in fiscal 2000. The amount of the transaction costs is a preliminary estimate and is subject to change. Actual transaction costs may substantially exceed Young's estimates and, when combined with the expenses incurred in connection with the consolidation and integration of Young and Chronicle Publishing, may have an adverse effect on Young's financial condition and operating results.

The merger may not occur if Chronicle Publishing's Subchapter S status is terminated.

   In the event that all of the conditions precedent to the respective obligations of Young and Chronicle Publishing to effect the merger have been satisfied, but Chronicle Publishing's Subchapter S status under the Internal Revenue Code has been terminated, Young may elect to have the merger agreement superceded and replaced by an asset purchase agreement containing terms substantially similar to those of the merger agreement. However, if Young elects to convert the merger into an asset purchase in accordance with the foregoing, Chronicle Publishing may elect to terminate its agreement with Young in its entirety by paying Young $25 million in cash. Accordingly, if Chronicle Publishing's Subchapter S status is terminated for any reason, whether by actions of Chronicle Publishing or its stockholders, the merger or other sale of Chronicle Publishing's KRON-TV and BayTV assets may not occur, and Chronicle Publishing may be obligated to pay to Young $25 million in cash. Moreover, in the event that the merger is terminated due to the loss of Chronicle Publishing's Subchapter S status, Chronicle Publishing may have difficulty locating or negotiating acceptable terms with another potential buyer of Chronicle Publishing or its KRON-TV and BayTV businesses.

Merger sub could potentially have material tax liabilities if Chronicle Publishing is not a qualified Subchapter S corporation.

   In the event that, following the merger, the Subchapter S status of Chronicle Publishing for periods prior to the closing date of the merger is challenged by a taxing authority and it is determined that Chronicle Publishing was not a qualified Subchapter S corporation during such prior periods, merger sub will have a material presently indeterminate liability for income taxes, including interest and potential penalties. Although Young would be entitled under the merger agreement to make an indemnification claim for such liability, such claim would have to be asserted within one year following the closing date of the merger. Further, any claim of Young would have to be made against, and would be limited to, the amount then contained in the indemnification escrow fund described below, which amount may be insufficient to satisfy the entire amount of all tax liabilities that could arise if Chronicle Publishing were determined not to have been a Subchapter S corporation at or prior to the merger.

Sales of substantial amounts of Young common stock may negatively affect share price.

   Following the completing of the merger, Chronicle Publishing's stockholders will own a significant percentage of the outstanding common stock of Young. Except for certain stockholders who may be considered affiliates of Chronicle Publishing, the former stockholders of Chronicle Publishing will be free to sell their shares of Young's Class A common stock acquired in the merger immediately following completion of the merger. In addition, Young has agreed to file a post-effective amendment to the registration statement of which this joint proxy statement/ prospectus forms a part, in order to enable any affiliates of Chronicle Publishing to freely sell or otherwise transfer their shares of Young's Class A common stock promptly following completion of the merger. Sales of substantial amounts of shares of Young's Class A common stock at one time or over the course of a short period of time, or the perception that such sales could occur, could adversely affect prevailing market prices of Young's Class A common stock.

               Risks Related to Young's Business and Stock Price

Young expects to incur significant additional indebtedness, which could impair Young's ability to operate its business and pursue its business strategy.

   Young expects to issue subordinated debt securities and sell equity securities to finance the cash consideration to be paid to the holders of Chronicle Publishing common stock in the merger, to pay the fees and expenses incurred in connection with the merger and the merger financings and to provide for working capital requirements and financing of strategic acquisitions. Although the definitive terms of the debt instruments and equity securities, if any, to be issued in connection with the financing of the merger have not been finalized as of the date of this joint proxy statement/prospectus, Young expects that such terms will include significant operating and financial restrictions, such as limits on Young's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. Upon consummation of the merger, Young expects that it will have substantial consolidated indebtedness. As of December 31, 1999, after giving pro forma effect to the merger and the merger financings and the application of the net proceeds therefrom, Young would have had $1.3 billion of consolidated indebtedness. In addition, Young expects to incur additional indebtedness in connection with our post-merger strategy of pursuing strategic acquisitions and expanding through internal growth. Any such indebtedness may have significant adverse consequences for Young, including the following:

  . Young's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or any such financing may not be on terms favorable to Young;

  . interest expense may reduce the funds that would otherwise be available to Young for its operations and future business opportunities;

  . a substantial decrease in net operating cash flows or an increase in expenses could make it difficult for Young to meet its debt service requirements or force it to modify its operations;

  . substantial leverage may place Young at a competitive disadvantage and may make it more vulnerable to a downturn in its business or the economy generally;

  . certain of Young's indebtedness will be at variable rates of interest, which would cause it to be vulnerable to increases in interest rates; and

  . certain of Young's indebtedness will be secured by substantially all of its assets, reducing its ability to obtain additional financing.

   In addition, Young's substantial indebtedness may have a negative effect on its net income. For the year ended December 31, 1999, Young's net loss, on a pro forma basis as adjusted to give effect to the merger and the merger financings, but excluding non-recurring items directly attributable to the merger, would have been $54.3 million compared to the historical loss for such period of $21.5 million. Pro forma net interest expense would have been $122.3 million for the year ended December 31, 1999, as compared to $63.0 million for the same year on a historical basis.

The terms of Young's indebtedness may restrict its business operations and its ability to pursue its business strategies.

   At the effective time of the merger, Young expects to enter into a revised $800 million senior credit facility with its current lenders. Young expects its revised credit facility agreement to include certain covenants that, among other things, restrict:

  . the making of investments, loans and advances and the paying of dividends and other restricted payments;

  .  the incurrence of additional indebtedness;

  .  the granting of liens, other than certain permitted liens;

  . mergers, consolidations, and sales of all or a substantial part of Young's business or property;

  .  the sale of assets; and

  .  the making of capital expenditures.

   Young also will be required to maintain certain financial ratios, including interest coverage and leverage ratios. All of these restrictive covenants may restrict Young's ability to expand or to pursue its business strategies. Young's ability to comply with these and other provisions of its revised credit facility agreement may be affected by changes in economic or business conditions, results of operations or other events beyond Young's control. The breach of any of these covenants could result in a default under its revised credit facility agreement, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under the revised credit facility, together with accrued interest, to be due and payable, and Young could be prohibited from making payments with respect to other indebtedness until the default is cured or all indebtedness under the revised credit facility is paid or satisfied in full. If Young were unable to repay such borrowings, such lenders could proceed against their collateral. If the indebtedness under the revised credit facility were to be accelerated, there can be no assurance that Young's assets would be sufficient to repay in full such indebtedness and its other indebtedness.

   After the merger is completed, Young's expected principal sources of liquidity are cash flow from operations and borrowings under its revised credit facility. Young anticipates that its principal uses of liquidity under its revised credit facility will be to finance working capital, meet debt service requirements and finance strategic acquisitions. However, Young may be required to attempt to obtain other debt and/or equity financing to finance any significant acquisitions in the future.

Young may experience disruptions in its business if it acquires and integrates new television stations.

   As part of its business strategy, Young will continue to evaluate opportunities to acquire new television stations. There can be no assurance that Young will find attractive acquisition candidates or effectively manage the integration of acquired stations into its existing business. If the expected operating efficiencies from acquisitions do not materialize, if Young fails to integrate new stations or recently acquired stations into its existing business, or if the costs of such integration exceed expectations, Young's operating results and financial condition could be adversely affected due to disruptions in its business. If Young makes acquisitions in the future, it may need to incur more debt, issue more equity securities (which could dilute the position of current stockholders) and it may incur contingent liabilities and amortization expenses related to goodwill and other intangible assets. Any of these occurrences could adversely affect Young's operating results and financial condition.

Young is dependent on its personnel, and the departure of one or more of its key personnel could impair its ability to effectively operate its business or pursue its business strategies.

   Young's success is substantially dependent upon the retention of, and the continued performance by, its senior management. The loss of the services of Vincent J. Young, Chairman, Ronald J. Kwasnick, President,

James A. Morgan, Executive Vice President, or Deborah A. McDermott, Executive Vice President--Operations, could have an adverse impact on Young.

Young is dependent on networks for its programming, and the loss of one or more of its network affiliations would disrupt its business and could have a material adverse effect on its financial condition and results of operations by reducing station revenue at the affected station(s).

   Six of Young's eleven stations are affiliated with the ABC television network, three are affiliated with the CBS television network, one is affiliated with the NBC television network, and one station is independent. The television viewership levels for stations other than KCAL (Los Angeles, California), Young's only independent television station, are materially dependent upon programming provided by these major networks and are particularly dependent upon programming provided by the ABC network. Each of Young's stations other than KCAL is a party to an affiliation agreement with one of the networks giving the station the right to rebroadcast programs transmitted by the network. The networks pay each affiliated station a fee for each hour of network programming broadcast by the stations in exchange for the networks' right to sell the majority of the commercial announcement time during such programming.

   As an independent station, KCAL purchases all of its programming, resulting in proportionally higher programming costs for the station. Young may be exposed in the future to volatile or increased programming costs which may adversely affect Young's operating results. Further, programs are usually purchased for broadcasting for two to three year periods, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their cost has been fully amortized, resulting in write-offs that increase station operating costs.

   KRON-TV is currently affiliated with the NBC television network. In its negotiations with Chronicle Publishing, Young operated under the assumption that this affiliation would not necessarily be extended past December 31, 2001, the date on which the current affiliation agreement expires. On February 14, 2000, NBC announced that it had entered into an affiliation agreement with Granite Broadcasting Corporation and that the NBC affiliation agreement with KRON-TV would not be renewed after its expiration on December 31, 2001. As a result, Young expects that KRON-TV will become an independent station and, in such case, it is likely that KRON-TV will experience increased programming costs, which may adversely affect Young's operating results in the event that the merger is completed.

Young's business has been and continues to be subject to extensive governmental legislation and regulation, which may restrict Young's ability to pursue its business strategy and/or increase Young's operating expenses.

   Young's television operations are subject to significant regulation by the Federal Communications Commission under the Communications Act of 1934, as amended. A television station may not operate without the authorization of the FCC. Approval of the FCC is required for the issuance, renewal and transfer of station operating licenses. In particular, Young's business will be dependent upon its continuing to hold television broadcasting licenses from the FCC. FCC licenses generally have a term of eight years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that Young's licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of our primary FCC licenses could have a material adverse effect on Young's operations.

   Congress and the FCC currently have under consideration and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, affect the operation and ownership of Young's broadcast properties. Young is unable to predict the impact that any such laws or regulations may have on its operations.

Young operates in a very competitive business environment.

   Young faces competition from:

  .  cable television;

  .  new networks;

  . alternative methods of receiving and distributing television signals and satellite delivered programs, including direct broadcast satellite television systems;

  . multipoint multichannel distributions systems, master antenna television systems and satellite master antenna television systems; and

  . other sources of news, information and entertainment such as off-air television broadcast programming, streaming video broad over the Internet, newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players.

   In addition to competing with other media outlets for audience share, Young also competes for advertising revenues, which comprise the primary source of revenues for its operating subsidiaries. Young's stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, the Internet, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems.

   Young's television stations are located in highly competitive markets. Accordingly, Young's results of operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any one of Young's stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of Young's competitors have or may, in the future, obtain greater resources than us, Young's ability to compete successfully in its broadcasting markets may be impeded.

Young's business may be adversely affected by national and local economic conditions which adversely affect advertising.

   The television industry is cyclical in nature. Because Young relies upon sales of advertising time at its stations for substantially all of its revenues, Young's operating results are particularly susceptible to being affected by prevailing economic conditions at both the national and regional levels. KCAL individually represents a significant portion of Young's revenues; its operating results, therefore, are particularly susceptible to economic conditions in the Los Angeles market. Young's revenues could be adversely affected by a future national recessionary environment and, due to the substantial portion of revenues derived from local advertisers, its operating results in individual markets could be adversely affected by local or regional economic downturns.

Management, as major stockholders, possesses unequal voting rights and control.

   Young's common stock has been divided into three classes with different voting rights which allow for the maintenance of control by management. Each share of Class A common stock is entitled to one vote, each share of Class B common stock is entitled to ten votes except for certain significant transactions for which such shares are entitled to one vote per share, and shares of Class C common stock are not entitled to vote except in connection with any change to Young's certificate of incorporation which would adversely affect the rights of holders of such common stock. At March 20, 2000, there were no shares of Class C common stock outstanding.

   As of March 20, 2000, Adam Young and Vincent Young together beneficially owned shares of Class A common stock and Class B common stock representing approximately 57% of the total voting power of Young's common stock prior to the merger with Chronicle Publishing and together such persons will beneficially own approximately 51% of the total voting power of Young's common stock immediately following the merger. As a result, following the merger, Adam Young and Vincent Young will maintain control over the election of a majority of Young's directors and, thus, over Young's operations and business. In addition, such stockholders have the ability to prevent certain types of material transactions, including a change of control of Young.

   The disproportionate voting rights of the Class A common stock relative to the Class B common stock may make Young a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal or a tender offer.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

   Young and Chronicle Publishing believe this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of Young and Chronicle Publishing, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of Young and KRON-TV and BayTV set forth under "Summary," "Summary Historical and Unaudited Pro Forma Combined Financial Data," "Risk Factors," "The Merger-- Background of the Merger," "--Recommendation of the Young Board; Reasons for the Merger," "--Recommendation of the Chronicle Publishing Board; Reasons for the Merger," "--Opinion of Young's Financial Advisor," "--Opinion of Chronicle Publishing's Financial Advisor," "Young Unaudited Pro Forma Condensed Combined Financial Statements; " Young Management's Discussion and Analysis of Financial Condition and Results of Operations," "KRON-TV and BayTV Management's Discussion and Analysis of Financial Condition and Results of Operations," "Young's Business" and "Chronicle Publishing's Business."

   Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Young or Chronicle Publishing may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

   For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page
16. In addition to the Risk Factors and other important factors discussed elsewhere in this joint proxy statement/prospectus, you should understand that the following important factors could affect the future results of Young after the merger and could cause results to differ materially from those suggested by the forward-looking statements:

  . increased competitive pressures, which may affect Young's revenues and cash flows ability to maintain its market share and pricing goals;

  . changes in economic conditions which may affect Young's operating and programming costs;

  . changes in United States and global financial and equity markets, including significant interest rate fluctuations, which may increase the cost of external financing for Young's operations;

  . changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies which may adversely affect Young's business or ability to compete; and

  . other risks and uncertainties as may be detailed from time to time in Young's public announcements and SEC filings.

   This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                           THE YOUNG SPECIAL MEETING

Date, Time and Place

   The special meeting in lieu of the 2000 annual meeting of Young's stockholders will be held at 9 a.m., local time, on April 27, 2000, at the Mark Hopkins Inter-Continental Hotel, Number One Nob Hill, San Francisco, California. This joint proxy statement/prospectus is being furnished in connection with the solicitation by the board of directors of Young of proxies to be used at the Young special meeting and at any and all adjournments or postponements of the Young special meeting.

Purpose

   Under prevailing Delaware law, Young's acquisition by merger of Chronicle Publishing would not require Young stockholder approval. However, the corporate governance rules of The Nasdaq Stock Market, upon which Young's Class A common stock is listed, require stockholder approval of the issuance of common stock in those instances where such common stock, upon issuance, would have voting power equal to or in excess of 20% of the voting power outstanding before such issuance, or the number of shares of common stock to be issued would be equal to or in excess of 20% of the number of shares of common stock outstanding before such issuance. Pursuant to the terms of the merger agreement, the stockholders of Chronicle Publishing collectively will acquire upon completion of the merger an aggregate of up to 3,888,788 shares of Young's Class A common stock, representing approximately 28.8% of the number of shares of Young's common stock outstanding immediately prior to the merger, based on the number of shares of Young's common stock outstanding on March 20, 2000. Therefore, The Nasdaq Stock Market requires Young to obtain stockholder approval of the issuance of its Class A common stock in connection with the merger.

   Other purposes of the Young special meeting are (i) to consider and vote upon proposals to amend Young's certificate of incorporation to eliminate any required minimum percentage ownership of Young's outstanding Class B common stock by Young's management group to maintain the enhanced voting power of the Class B common stock, (ii) to amend Young's 1995 Stock Option Plan to increase the number of shares underlying options and stock appreciation rights which may be granted thereunder, and (iii) to elect nine directors of Young to serve for a term of one year. Young's stockholders may also be asked to transact other business that may properly come before the Young special meeting or any adjournment or postponement of the Young special meeting.

Young Board of Directors' Recommendation

   The Young board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereby, including the issuance of Young's Class A common stock in connection with the merger. The Young board believes that the merger is in the best interests of its stockholders and recommends that its stockholders vote FOR the proposal to approve the issuance of Young's Class A common stock in connection with the merger.

   The Young board voted unanimously to approve the amendment to Young's certificate of incorporation and to approve the amendment to Young's 1995 Stock Option Plan. The Young board believes that these amendments are in the best interests of its stockholders and recommends that its stockholders vote FOR the proposal to amend Young's certificate of incorporation and FOR the proposal to amend Young's 1995 Stock Option Plan.

   The Young board also recommends that you vote FOR the election of the nominees to serve as directors of Young.

Record Date, Outstanding Shares and Voting Rights

   The Young board has fixed March 20, 2000 as the record date for the Young special meeting. Only holders of record of shares of Young's Class A common stock and Class B common stock on the record date are entitled to notice of and to vote at the Young special meeting. As of the
record date, there were     outstanding shares of Young's Class A common stock
held by approximately 38 holders of record and     shares of Young's Class B
common stock held by approximately 38 holders of record. Holders of shares of Class A common stock and Class B Common Stock will vote as a single class on all matters submitted to a vote of the Young stockholders. At the Young special meeting, each share of Young's Class A common stock will be entitled to one vote and each share of Young's Class B common stock will be entitled to ten votes, or approximately 34,138,069 votes in the aggregate. Accordingly, an aggregate of 34,138,069 votes may be cast at the Young special meeting by holders of Young's Class A common stock and Young's Class B common stock.

Vote Required; Quorum

   The approval of the issuance of Young's Class A common stock in connection with the merger will require the affirmative vote of the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common stock outstanding on the record date, voting together as one class.

   The approval of the amendment to Young's certificate of incorporation will require the affirmative vote of the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common stock outstanding on the record date, voting together as one class.

   The approval of the amendment to Young's 1995 Stock Option Plan will require the affirmative vote of the holders of a majority of the voting power of the shares of Young's Class A common stock and Class B common stock, voting together as one class, present in person or by proxy at the Young special meeting.

   Election of directors of Young requires the affirmative vote of the holders of a plurality of the voting power of the shares of Young's Class A common stock and Class B common stock, voting together as one class, that are present in person or by proxy at the Young special meeting.

   The representation, in person or by properly executed proxy, of the holders of a majority of the voting power of the shares of stock entitled to vote at the Young special meeting is necessary to constitute a quorum at the Young special meeting. Shares of Young's Class A common stock and Class B common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the Young special meeting. Shares that abstain from voting on the proposal to approve the issuance of Young's Class A common stock in connection with the merger will be treated as shares that are present and entitled to vote at the Young special meeting for purposes of determining whether a quorum exists, but abstentions will have the same effect as votes against approval of the issuance of Young's Class A common stock and the proposed amendment to Young's certificate of incorporation. If a broker or nominee holding shares of record for a customer indicates that it does not have discretionary authority to vote as to a particular matter, those shares, which are referred to as broker non-votes, will be treated as present and entitled to vote at the Young special meeting for purposes of determining whether a quorum exists. Brokers or nominees holding shares of record for customers will not be entitled to vote on the proposals submitted to the Young stockholders unless they receive voting instructions from their customers. Accordingly, broker non-votes will not be voted in favor of the proposals meaning that such shares will have the same effect as shares voted against approval of the proposals.

   Young's Class A common stock represents approximately 32.8%, and Young's Class B common stock represents approximately 67.2%, respectively, of the voting power of Young's outstanding capital stock. As of the record date, Adam Young and Vincent Young together beneficially possessed approximately 57% of the aggregate votes that may be cast at the Young special meeting. Accordingly, the affirmative vote of Adam Young and Vincent Young alone is sufficient to adopt each of the proposals to be submitted to Young's stockholders at the Young special meeting. Pursuant to stockholder support agreements entered into with Chronicle Publishing, certain stockholders of Young (including Adam Young and Vincent Young) who collectively held of record at the record date approximately 51% of the votes entitled to be cast at the Young special meeting have agreed to vote all of their shares in favor of the issuance of shares of Young's common stock in the merger. For a description of these stockholder support agreements, see page 66. In addition, Adam

Young and Vincent Young have advised Young that they will vote all of the shares of Young common stock beneficially owned by them in favor of all of the proposals to be submitted to Young's stockholders at the Young special meeting.

   As of the record date, Young's directors and executive officers and their affiliates beneficially owned approximately 66% of the votes represented by the outstanding shares of Young's Class A common stock and Class B common stock. Young's directors and executive officers have expressed their intent to vote their shares in favor of approval of the proposals being submitted to the Young stockholders.

Voting of Proxies

   All shares of Young's Class A common stock and Class B common stock that are entitled to vote and are represented at the Young special meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies, other than broker non-votes, will be voted for approval of the proposals set forth in the notice attached to this proxy statement.

   The Young board does not know of any matters other than those described in the notice of the Young special meeting that are to come before such meeting. If any other matters are properly presented at the Young special meeting for consideration, including, among other things, consideration of a motion to adjourn or postpone such meeting to another time and/or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment.

Revocation of Proxies

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

  . filing with Young's Secretary, at or before the taking of the vote at the Young special meeting, a written notice of revocation bearing a later date than the proxy;

  . duly executing a later dated proxy relating to the same shares and delivering it to Young's Secretary before the taking of the vote at the Young special meeting; or

  . attending the Young special meeting and voting in person, although attendance at the Young special meeting will not in and of itself constitute a revocation of a proxy.

   Any written notice of revocation or subsequent proxy should be sent to Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022, Attention:
Secretary, or hand delivered to the Secretary of Young at or before the taking of the vote at the Young special meeting. Stockholders that have instructed a broker to vote their shares must follow directions received from such broker in order to change their vote or to vote at the Young special meeting.

Solicitation of Proxies; Expenses

   All expenses of Young's solicitation of proxies, including the cost of preparing and mailing this joint proxy statement/prospectus to Young's stockholders, will be borne by Young. In addition to solicitation by use of the mails, proxies may be solicited from Young's stockholders by directors, officers and employees of Young in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated for their proxy solicitation efforts, but shall be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Young will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials.

                    THE CHRONICLE PUBLISHING SPECIAL MEETING

Date, Time and Place

   The special meeting of Chronicle Publishing's stockholders will be held at 10 a.m., local time, on April 27, 2000, at 901 Mission Street, San Francisco, California. This joint proxy statement/prospectus is being furnished in connection with the solicitation by the board of directors of Chronicle Publishing of proxies to be used at the Chronicle Publishing special meeting and at any and all adjournments and postponements of the Chronicle Publishing special meeting.

Purpose

   The purpose of the Chronicle Publishing special meeting is to consider and vote on the proposal to approve the merger agreement under which Chronicle Publishing would be merged with and into a subsidiary of Young, with the Young subsidiary continuing as the surviving corporation. Chronicle Publishing's stockholders may also be asked to transact other business that may properly come before the Chronicle Publishing special meeting or any adjournment or postponement of the Chronicle Publishing special meeting.

Chronicle Publishing Board of Directors' Recommendation

   After careful consideration, the Chronicle Publishing board has unanimously approved the merger agreement and recommends a vote FOR approval of the merger agreement.

Record Date, Outstanding Shares and Voting Rights

   The Chronicle Publishing board has fixed March 20, 2000 as the record date for the Chronicle Publishing special meeting. Only holders of record of shares of Chronicle Publishing's common stock on the record date are entitled to notice of and to vote at the Chronicle Publishing special meeting. As of the record date, there were 3,780,000 outstanding shares of Chronicle Publishing common stock held by 60 holders of record. At the Chronicle Publishing special meeting, each share of Chronicle Publishing common stock will be entitled to one vote.

Vote Required; Quorum

   The approval of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Chronicle Publishing's common stock issued and outstanding on the record date. Shares represented at the Chronicle Publishing special meeting that abstain from voting on the proposal to approve the merger agreement will be treated as having been voted against approval of the merger agreement.

   The representation, in person or by properly executed proxy, of the holders of a majority of the issued and outstanding shares of Chronicle Publishing common stock entitled to vote at the Chronicle Publishing special meeting is necessary to constitute a quorum at the Chronicle Publishing special meeting. All shares of Chronicle Publishing's common stock represented in person or by proxy will be counted as present for the purposes of determining whether a quorum exists at the Chronicle Publishing special meeting.

   As of the record date, Chronicle Publishing's directors and executive officers collectively beneficially owned 11.8% of the outstanding shares of Chronicle Publishing's common stock. Pursuant to stockholder support agreements entered into with Young, certain stockholders of Chronicle Publishing who, as of the record date, control 62.7% of the votes entitled to be cast at the Chronicle Publishing special meeting, have agreed to vote all of their shares in favor of the proposal to approve the merger agreement at the Chronicle Publishing special meeting. Chronicle Publishing's directors have expressed their intent to vote their shares in favor of approval of the merger agreement.

Voting of Proxies

   All shares of Chronicle Publishing's common stock that are represented at the Chronicle Publishing special meeting by properly executed proxies received prior to or at such meeting, and that have not been revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted for approval of the merger agreement.

   The Chronicle Publishing board is presently unaware of any matter other than the approval of the merger agreement that will be addressed at its special meeting. If any other matters are properly presented at the Chronicle Publishing special meeting for consideration, including, among other things, consideration of a motion to adjourn or postpone such meeting to another time and/or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the holders of proxies will have discretion to vote on such matters in accordance with their best judgment unless otherwise directed by the proxy.

Revocation of Proxies

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

  . filing with Chronicle Publishing' Secretary at or before the taking of the vote at the Chronicle Publishing special meeting, a written notice of revocation bearing a later date than the proxy;

  . duly executing a later dated proxy relating to the same shares and delivering it to Chronicle Publishing's Secretary before the taking of the vote at the Chronicle Publishing special meeting; or

  . expiration of 6 months from the date of its creation, unless the stockholder specifies in it a length of time for which it is to continue in force. Such extension of time may not exceed 7 years from the date of the proxy's creation.

   Any written notice of revocation or subsequent proxy should be sent to The Chronicle Publishing Company, 901 Mission Street, San Francisco, California 94103, Attention: Secretary, or hand delivered to Chronicle Publishing's Secretary at or before the taking of the vote at the Chronicle Publishing special meeting.

Solicitation of Proxies; Expenses

   Chronicle Publishing will bear all expenses of Chronicle Publishing's solicitation of proxies, including the cost of mailing this joint proxy statement/prospectus to Chronicle Publishing's stockholders. Pursuant to the merger agreement, Young will bear all costs of preparing this joint proxy statement/prospectus. In addition to solicitation by use of the mails, directors, officers and employees of Chronicle Publishing may solicit proxies from Chronicle Publishing's stockholders in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation but will not be additionally compensated for their proxy solicitation efforts.

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

                                   THE MERGER

Background of the Merger

   In February 1999, the Chronicle Publishing board of directors engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to evaluate financial alternatives to maximize stockholder value and to provide a valuation analysis of Chronicle Publishing. In presenting its findings to the board, DLJ recommended the sale of Chronicle Publishing to maximize stockholder value.

   In May 1999, the Chronicle Publishing board authorized management to engage DLJ to evaluate and make recommendations regarding a sale of all of the assets of Chronicle Publishing, in one or a series of transactions. In June 1999, the board authorized DLJ to proceed with further exploration of the sale of all the assets of Chronicle Publishing.

   From time to time, Young and its financial advisor, Lazard Freres & Co. LLC ("Lazard"), have discussed potential strategic alternatives, including potential acquisitions by Young that would, among other objectives, increase its reach, enhance its ability to economically acquire syndicated programming, offer opportunities to improve operations and expand its presence in growing markets. After the announcement by Chronicle Publishing of its intention to sell its assets, Young asked Lazard to advise it regarding its potential interest in one or more of the assets of Chronicle Publishing.

   During June and July 1999, DLJ identified parties that might be interested in engaging in a transaction with Chronicle Publishing for the acquisition of KRON-TV and its partnership interest in BayTV. During that time, more than 30 parties entered into confidentiality agreements with Chronicle Publishing regarding information about KRON-TV and BayTV to be provided to them by Chronicle Publishing and/or DLJ. During this time, Lazard indicated on Young's behalf its interest in potentially acquiring KRON-TV, and Young executed a confidentiality agreement on July 12, 1999. Confidential information memoranda were distributed to all parties who entered into confidentiality agreements.

   Interested parties were requested to provide preliminary valuation indications with respect to the acquisition of KRON-TV and the partnership interest in BayTV by mid-August. Through DLJ, Chronicle Publishing received preliminary valuation indications from several interested parties, including Young.

   From mid-August through the end of September, each of the interested parties conducted due diligence regarding Chronicle Publishing, attended management presentations and made site visits to Chronicle Publishing's facilities in San Francisco. In conjunction with the due diligence sessions, Chronicle Publishing distributed supplemental due diligence materials to each of the interested parties.

   In addition to conducting due diligence during this period, Young developed an independent set of financial projections concerning the operation of KRON-TV. In developing these projections, Young took into account the possibility that KRON-TV's affiliation with NBC would not be extended past December 31, 2001 and that, thereafter, KRON-TV may be operated as an independent station. On September 28, 1999, NBC sent a letter to Chronicle Publishing indicating the terms on which it would be willing to renew its affiliation agreement with KRON-TV upon its expiration on January 1, 2002. In this letter, NBC also indicated that in its view any such renewal would need to be negotiated and agreed to prior to the signing of a definitive agreement between Chronicle Publishing and KRON-TV's acquiror.

   A draft merger agreement was distributed to all interested parties on October 19, 1999. DLJ requested that final proposals from all interested parties be received by November 4, 1999, with such proposals to include a formal bid letter and a marked version of the proposed merger agreement indicating the terms on which each interested party would be willing to complete a merger with Chronicle Publishing.

   Prior to the bid deadline, Young submitted a proposal to acquire Chronicle Publishing in a merger for $600 million in cash and 3.4 million shares of Young's Class A common stock. Young's pre-emptive bid was predicated on a desire to gain a period of exclusivity during which it could negotiate a definitive agreement. Following discussions between DLJ and Lazard regarding the structure of the bid, Young revised its proposal to provide for $650 million in cash and 3.2 million shares of Young's Class A common stock. On November 2, 1999, DLJ, Chronicle Publishing's legal advisors and the stockholder board members participated in a conference call during which DLJ summarized the proposal from Young and its conversations with other Interested Parties. The board members asked questions about the Young proposal and discussed the alternatives available to them.

   On November 3, 1999, DLJ informed Lazard of Chronicle Publishing's unwillingness to negotiate exclusively with Young based on the terms offered. After consulting with its financial and legal advisors, Young instructed Lazard to inform DLJ that Young was willing to increase its bid for Chronicle Publishing in a merger transaction to $650 million cash and 3.5 million shares of Young's Class A common stock, contingent on Chronicle Publishing's willingness to delay the deadline for final proposals. On November 3, 1999, DLJ postponed the deadline for final proposals to November 12, 1999.

   On November 4, 1999, DLJ met with representatives of Chronicle Publishing's stockholders, senior management and Chronicle Publishing's legal advisors to discuss the Young proposal and DLJ's conversations with other Interested Parties. Representatives of Chronicle Publishing's stockholders authorized Chronicle Publishing's legal and financial advisors to engage in further negotiations with Young, and specifically directed DLJ to seek a "collar" on the number of shares to be issued by Young in order to minimize the effect of any decrease in the trading price of Young's Class A common stock. On November 4 and 5, 1999, Chronicle Publishing's and Young's financial advisors had numerous discussions regarding the economic terms of the transaction, including
(i) the portion of the total consideration that would be represented by Young's Class A common stock, (ii) the desire of Chronicle Publishing's stockholders to utilize a collar to limit the impact of any volatility in the trading price of Young's Class A common stock, (iii) the structural provisions designed to guarantee a closing of the transaction in the event the sale of other Chronicle Publishing assets failed to occur prior to the scheduled closing of the proposed merger and (iv) the alternatives to enhance the liquidity of Young's Class A common stock during the period following the merger. On November 5, 1999, DLJ and Chronicle Publishing's legal advisors met with representatives of Chronicle Publishing's stockholders and senior management to convey the results of those discussions. At that meeting the stockholder representatives authorized DLJ and its legal advisors to commence negotiation of a definitive agreement.

   Beginning on November 9, 1999, the legal and financial advisors and management of both Chronicle Publishing and Young commenced negotiation of a definitive merger agreement, based on the proposed merger agreement that was distributed to interested parties on October 19, 1999 and a revised version submitted by Young on November 5, 1999. On November 10, 1999, DLJ, Chronicle Publishing's legal advisors and certain of the stockholder board members met to discuss the status of negotiations. On November 11, 1999, DLJ met with Young and Lazard on behalf of Chronicle Publishing to perform due diligence on Young as it pertained to Young's ability to complete the transaction as negotiated.

   The Board of Directors of Young met on November 15, 1999 to discuss the proposed terms for the acquisition of Chronicle Publishing and the terms of the final merger agreement. At the meeting, Lazard presented its oral opinion, subsequently confirmed in writing, that the merger consideration to be paid in connection with the merger was fair to Young from a financial point of view. Young's legal advisors described the final terms of the merger agreement. After questions by Young's board to its management and its financial and legal advisors and after further discussions, the board determined that the proposal to acquire Chronicle Publishing was in the best interest of Young and its stockholders. The board then unanimously voted to approve the merger agreement and the transactions contemplated thereby and to authorize Young's management and its advisors to conclude the negotiation of the merger agreement.

   Chronicle Publishing's board met on November 15, 1999 to discuss the Young proposal and the terms of the merger agreement that had been negotiated. At the meeting, DLJ presented its oral opinion (subsequently confirmed in writing) that the consideration to be received by Chronicle Publishing's stockholders in the proposed transaction between Young and Chronicle Publishing was fair from a financial point of view. Chronicle Publishing's legal advisors described to the board the terms of the merger agreement. After questions by the board and its financial and legal advisors and further discussions, the board determined that the Young proposal as set forth in the merger agreement was advisable and in the best interest of Chronicle Publishing and its stockholders. The members of the board who were present at the meeting then voted unanimously to approve the merger agreement and the transactions contemplated thereby and to authorize management and Chronicle Publishing's legal advisors to conclude the drafting and negotiation of the merger agreement.

   On November 16, 1999, Young issued a press release announcing the materials aspects of the proposed merger between Young or a subsidiary of Young, and Chronicle Publishing.

Recommendation of Young Board; Young's Reasons for the Merger

   The Young board believes that the terms of the merger are fair to and in the best interests of Young and its stockholders. Accordingly, the Young board has unanimously approved the merger agreement and the transactions contemplated thereby, including the issuance of Young's Class A common stock in connection with the merger, and recommends approval of the issuance of Young's Class A common stock in connection with the merger by the stockholders of Young.

   In reaching its conclusion to approve the merger agreement, the Young board considered the following positive factors:

  . KRON-TV is the top-rated station in San Francisco, the nation's fifth largest market;

  . The effective buying income per household in San Francisco is the second highest in the United States;

  . Young's management has a track record of improving the operations of previously acquired television stations;

  . KRON-TV ranks number one in the designated market area in both sign-on to sign-off and weekly ratings;

  . KRON-TV produces five hours a day of local news that is consistently ranked number one in its time slot;

  . By combining KRON-TV with KCAL-TV, Young's Los Angeles television station, Young would have a significant presence in California;

  . BayTV complements KRON-TV's core operations;

  . BayTV reaches 93% of the homes in the San Francisco designated market area; and

  . BayTV is the Bay area's only 24 hour source for local news and information.

   The Young board reviewed the principal terms and conditions of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The Young board considered favorably that the terms of the merger agreement are reasonable and protective of Young's interests. In particular, the Young board considered favorably that:

  . Chronicle Publishing's ability to solicit, facilitate, discuss or enter into an alternative transaction is restricted; and

  . if the merger agreement is terminated by the parties because Chronicle
    Publishing fails to qualify for taxation as a subchapter S corporation, Young may elect to purchase the KRON-TV and Bay TV assets, and upon such election Chronicle Publishing may elect to pay Young a fee of $25.0 million to terminate the sale.

   The Young board reviewed pro forma financial data for Young and Chronicle Publishing after giving effect to the merger. The Young board considered favorably the expectation that Young might be able to realize synergies after acquiring Chronicle Publishing. The cost savings were preliminarily estimated by Young's management to be approximately $14.4 million. Young's management believed that these cost savings could result from post-merger staff reductions at KRON-TV and BayTV, as well as from the possibility of revenue enhancements utilizing Young management's significant experience in local and national advertising.

   The Young board considered the ability of Young and Chronicle Publishing to complete the merger, including their ability to obtain necessary regulatory approvals and their obligations to attempt to obtain those approvals, and determined that there was a strong likelihood that such approvals would be obtained.

   The Young board received reports from management as to the results of the due diligence investigation of Chronicle Publishing and determined that these reports did not contain issues that would preclude its approval of the merger.

   The Young board considered favorably the opinion of its financial advisor, Lazard, dated November 15, 1999, including the related financial analyses, that, based upon the assumptions and other matters stated therein, the consideration to be paid in connection with the merger was fair from a financial point of view to Young. The Young board viewed the opinion and analyses of an independent, nationally recognized financial advisor such as Lazard to be important factors in reaching a determination that the merger transaction should be approved.

   The Young board also considered the following risks and additional factors relating to the merger:

  . Chronicle Publishing has traditionally paid above-market rates for programming and, despite KRON-TV's lead in ratings, KRON-TV is only third in share of local advertising;

  . Young may not be able to successfully integrate the operations of the two companies and therefore the anticipated benefits of the merger, including cost savings and operating synergies, may not be fully realized, or that integration difficulties may cause the disruption of, or a loss of momentum in, the activities of Young's business;

  . The risk that the merger would not be completed, considering the limited circumstances under which Chronicle Publishing could terminate the merger agreement and Chronicle Publishing's obligation, under certain circumstances, to pay a $25.0 million termination fee to Young;

  . The potential loss of the NBC affiliation and its impact on the financial results and operations of KRON-TV;

  . The announcement of the merger and the efforts necessary to complete the merger could result in a disruption in the operations of Young by, among other things, diverting management and other resources of Young from its day to day business; and

  . Young is likely to incur substantial indebtedness, as well as transaction costs of approximately $38 million (including investment banking, legal and accounting fees), in connection with the merger.

   The foregoing discussion of the information and factors considered by the Young board is not intended to be exhaustive but is believed to include all material factors considered by the Young board. In view of the wide variety of information and factors considered, the Young board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Young board did not attempt to analyze the fairness of the exchange ratio and the cash consideration in isolation from the considerations as to the businesses of Young and Chronicle Publishing, the strategic merits of the merger or the other considerations referred to above.

Recommendation of the Chronicle Publishing Board; Chronicle Publishing's Reasons for the Merger

   At a meeting held prior to the execution of the merger agreement, Chronicle Publishing's board determined that the merger agreement and the merger are fair to, and in the best interests of, Chronicle

Publishing and its stockholders. Accordingly, the Chronicle Publishing board unanimously approved the merger agreement and the merger. The Chronicle Publishing board based its determination on the following factors:

  . information provided by DLJ regarding current industry, economic and market conditions, including the trend toward consolidation in the television broadcasting industry and recent market prices for television broadcasting properties in major television markets throughout the United States;

  . DLJ's opinion presented to the Chronicle Publishing board to the effect that, based upon and subject to assumptions, limitations and qualifications set forth in its opinion, the consideration to be received by Chronicle Publishing stockholders in the merger is fair to Chronicle Publishing from a financial point of view, and the financial presentation made by DLJ to the Chronicle Publishing board in connection with the delivery of its opinion;

  . the financial condition, results of operations, cash flow, business and general prospects of KRON-TV and BayTV, both on a historical and prospective basis;

  . the strategic alternatives available to Chronicle Publishing following the disposition of its other businesses, including the possibility of continuing to operate KRON-TV and BayTV as independent businesses, as well as the risks and uncertainties of those alternatives;

  . the current business environment for television broadcasting affiliates of NBC-TV and other national television networks;

  . the increasingly competitive nature of the television broadcasting industry resulting from new market competitors such as cable television operators, satellite television operators and the internet;

  . the terms and conditions of the merger agreement, including the amount of consideration payable in the merger;

  . the fact that the number of shares of Young stock to be issued in the merger fluctuates within a range with the average closing price of Young's stock;

  . the fact that the merger is conditioned upon obtaining the approval of the holders of a majority of Chronicle Publishing's outstanding common stock;

  . the indemnification obligations and exposure of Chronicle Publishing's stockholders following the completion of the merger;

  . the fact that DLJ, on behalf of Chronicle Publishing, contacted and engaged in discussions with numerous potential acquirors of KRON-TV and BayTV and the Young proposal represented the most attractive offer the Chronicle Publishing stockholders received;

  . the ability of Young and Chronicle Publishing to complete the merger, including their ability to obtain necessary regulatory approvals, and their respective obligations to attempt to obtain those regulatory approvals on a timely basis;

  . information regarding Young, including Young's financial condition, results of operations, business and general prospects, Young's market capitalization, the historical market prices and trading information with respect to Young's Class A common stock, the liquidity of Young's Class A common stock in the public markets, and prospective market conditions for Young' s Class A common stock; and

  . the potential effects of Young's acquisition of KRON-TV and BayTV on Chronicle Publishing's employees and the San Francisco community in general.

   The foregoing list of factors is not intended to be exhaustive, but is believed to include all material factors considered by the Chronicle Publishing board in its assessment of the merger agreement and the merger. The Chronicle Publishing board did not assign relative weights to the foregoing factors or determine that any one factor was more important than any others, but made its determination based upon the totality of the information presented and available to it.

Opinion of Young's Financial Advisor

   On November 15, 1999, Lazard delivered its oral opinion to the Young board, which opinion was subsequently confirmed in writing, to the effect that, as of November 15, 1999, based upon and subject to the various considerations set forth in the opinion, the consideration to be paid in connection with the merger was fair to Young from a financial point of view.

   A copy of the full text of the opinion of Lazard dated November 15, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as annex B. This summary discussion of such opinion of Lazard is qualified in its entirety by reference to the full text of such opinion. The engagement of Lazard and its opinion are for the benefit of the Young board, and its opinion was rendered to the Young board in connection with its consideration of the merger. Lazard's opinion is directed only to the fairness of the merger consideration from a financial point of view to Young and does not address any other aspects of the merger. The opinion is not intended to, and does not constitute, a recommendation to any holder of Young's common stock as to how such holder should vote with respect to the proposal to issue shares of Young's Class A common stock to facilitate the closing of the merger. Holders of Young's common stock are urged to read the opinion of Lazard in its entirety.

   In connection with its written opinion dated November 15, 1999 to the Young board, Lazard:

  . reviewed the financial terms and conditions of the draft agreement dated
    November 12, 1999;

  . analyzed certain historical business and financial information relating to Young and Chronicle Publishing;

  . reviewed various financial forecasts and other data relating to Young provided to Lazard by Young and financial forecasts relating to Chronicle Publishing through 2000 provided to Lazard by Chronicle Publishing (which forecasts, in each case, were limited up to the year 2000, Young and Chronicle Publishing having informed Lazard that no other meaningful longer term forecasts were provided to them) and financial forecasts relating to Chronicle Publishing from 2000 to 2004 provided to Lazard by Young;

  . held discussions with members of senior management of Young and Chronicle
    Publishing with respect to the businesses and prospects of Young and Chronicle Publishing and the strategic objectives of each, and possible benefits that might be realized following the merger;

  . reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally comparable to the business of Young and Chronicle Publishing;

  . reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally comparable to those of Young and Chronicle Publishing;

  . reviewed the historical stock prices and trading volumes of Young's common stock; and

  . conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

   Lazard also took into account the possibility that KRON-TV's affiliation with NBC would not be extended past December 31, 2001 and that, thereafter, KRON-TV may be operated as an independent station.

   Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Young or Chronicle Publishing, or concerning the solvency of or issues relating to solvency concerning Young or Chronicle Publishing. With respect to financial forecasts, Lazard assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Young and Chronicle Publishing as to the future financial performance of Young and Chronicle Publishing, respectively. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

   The written opinion of Lazard was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, November 15, 1999. In rendering its opinion, Lazard did not address the relative merits of the merger or Young's underlying decision to effect the merger.

   In rendering its opinion, Lazard assumed that the merger would be consummated on the terms described in the merger agreement, without any waiver of any material term or condition by Young and that obtaining the necessary regulatory approvals, if any, for the merger would not have an adverse effect on Young or Chronicle Publishing and that the projected synergies of the merger are realized substantially in accordance with such projections. Lazard also assumed that the definitive merger agreement would not differ in any material respects from the draft furnished to it.

   The following is a summary of the material financial and comparative analyses performed by Lazard in connection with providing its oral opinion to the Young board and reviewing it with the Young board at its meeting on November 15, 1999.

 Comparable Publicly Traded Companies Analysis.

   Lazard compared the enterprise value implied by the merger consideration expressed as a multiple of estimated revenues, cash flows and operating profits to the trading multiples of public companies in lines of business believed to be generally comparable to those of Young. Such companies (collectively, the "Selected Comparable Broadcasting Companies") included:

  . A.H. Belo Corporation

  . Granite Broadcasting Corporation

  . Hearst-Argyle Television, Inc.

  . Lee Enterprises Inc.

  . Paxson Communications Corporation and

  . Sinclair Broadcasting Group, Inc.

   The analysis indicated that the enterprise value, limited to the broadcasting assets only, of the Selected Comparable Broadcasting Companies as a multiple of 1999 estimated revenues ranged from 3.56x to 13.54x, as a multiple of 2000 estimated revenues ranged from 2.93x to 11.89x, as a multiple of 1999 estimated broadcast cash flow ("BCF") ranged from 8.9x to 33.6x, as a multiple of 2000 estimated BCF ranged from 6.8x to 27.2x, as a multiple of 1999 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") ranged from 9.5x to 37.3x, as a multiple of 2000 estimated EBITDA ranged from 8.3x to 30.1x, and the equity value of the Selected Comparable Broadcasting Companies as a multiple of 1999 estimated after tax cash flow ("ATCF") ranged from 7.2x to 55.3x and as a multiple of 2000 estimated ATCF ranged from 6.4x to 45.6x.

   Based upon the projections provided by the management of Young on a pro forma basis which have been derived from projections received from Chronicle Publishing, the merger consideration indicated that the asset value of KRON-TV as a multiple of pro forma 1999 estimated revenues was 6.64x, as a multiple of pro forma 2000 estimated revenues was 5.85x, as a multiple of pro forma 1999 estimated EBITDA was 11.6x and as a multiple of pro forma 2000 estimated EBITDA was 9.6x. Excluding $7.9 million and $7.3 million in network compensation from NBC in 1999 and 2000, respectively, the asset value of KRON-TV as a multiple of pro forma 1999 estimated revenues was 7.09x, as a multiple of pro forma 2000 estimated revenues was 6.17x, as a multiple of pro forma 1999 estimated EDITDA was 13.0x and as a multiple of pro forma 2000 estimated EBITDA was 10.5x.

 Selected Precedent Transactions Analysis.

   Lazard reviewed selected publicly available financial, operating and stock market information of 22 merger transactions in the broadcasting industry since 1997 (the "Selected Broadcasting Transactions").

   The Selected Broadcasting Transactions consisted of (acquirer/target):

  . CBS Corporation/Gaylord Entertainment Co.

  . CBS Corporation/Granite Broadcasting Corporation

  . Hearst-Argyle Television, Inc./Pulitzer Publishing Company

  . Raycom Ltd./Malrite Communications Group, Inc.

  . Hearst-Argyle Television, Inc./Kelly Broadcasting Co.

  . Meredith Corporation/Kelly Broadcasting Co.

  . Emmis Broadcasting Corporation/SF Broadcasting, Inc.

  . Sinclair Broadcasting Group, Inc./River City License Partnership

  . Fisher Companies Inc./Retlaw Broadcasting LLC

  . Sinclair Broadcasting Group, Inc./Guy Gannett Communications

  . Freedom Communications Inc./Granite Broadcasting Corporation

  . The Ackerley Group, Inc./Sinclair Broadcasting Group, Inc.

  . Hicks, Muse, Tate & Furst Incorporated/LIN Television Corporation

  . Sinclair Broadcasting Group, Inc./Sullivan Broadcast Holdings, Inc.

  . Apollo Management L.P./Telemundo Group, Inc.

  . The Hearst Corporation/Argyle Television, Inc.

  . Meredith Corp./First Media Group, Inc.

  . Sinclair Broadcast Group, Inc./Heritage Media Corp.

  . Paxson Communications Corporation/WBIS-TV

  . Sinclair Broadcast Group, Inc./Max Media Properties, LLC

  . News Corporation/Heritage Media Corp.

  . A.H. Belo Corporation/The E. W. Scripps Howard Company

   Based upon such information for the Selected Broadcasting Transactions, the transaction value as a multiple of the last fiscal year plus one year operating cash flow ("LFY+1 OCF") ranged from 9.8x to 29.9x. Based upon financial information provided by the management of Young, the merger consideration as a multiple of LFY+1 OCF was 11.6x.

 Discounted Cash Flow Analysis.

   Based upon forecasts provided by the management of Young which reflected the consummation of the merger, derived from projections provided by the management of Chronicle Publishing up to the year 2000, Lazard estimated the net present value of the future free cash flows of the assets to be acquired in the merger. In performing its calculations, Lazard excluded the theoretical value of approximately $110 million (based on pro forma projections from the management of Young) to Young of a step-up in tax basis to be realized in connection with the transaction. Lazard used discount rates ranging from 8.0% to 11.0% and terminal multiples of estimated EBITDA in year 2004 ranging from 9.0x to 12.0x. Including the network compensation from NBC estimated to be $7.3 million in 2000 and $7.8 million thereafter, this analysis indicated a net present equity value reference range of approximately $815 million to $915 million. Excluding the network compensation, this analysis indicated a net present equity value reference range of approximately $750 million to $840 million.

 Hypothetical Pro Forma Trading Analysis.

   Based upon forecasts provided by the management of Young, which reflected the consummation of the merger, derived from projections provided by the management of Chronicle Publishing up to the year 2000, Lazard estimated the hypothetical pro forma trading price of Young's common stock after giving effect to the merger. The hypothetical trading price was mathematically derived based on assumptions regarding the price paid for Chronicle Publishing, the pro forma financial results of Young and Young's current trading multiples. The hypothetical share price calculation does not take into account qualitative factors such as market conditions, potential investor reaction to the transaction or any other factors not mentioned above. Based on applying Young's current multiples to the pro forma financial model provided by Young, including network compensation from NBC, Lazard calculated a hypothetical pro forma share price of $55.30, an 11.6% premium over $49.56, the closing price on the day prior to the calculation. Furthermore, Lazard performed a sensitivity analysis that derived a range of hypothetical pro forma share prices based on a range of pro forma financial results and a range of pro forma trading multiples. This sensitivity analysis showed that Young's hypothetical pro forma share price to be in a range from $37.96 to $61.85. Lazard also calculated the hypothetical pro forma share price using Young's financial model but excluding network compensation from NBC. Based on applying Young's current multiples to the pro forma financial model provided by Young, excluding network compensation from NBC, Lazard calculated a hypothetical pro forma share price of $49.85, a 0.6% premium over $49.56, the closing price on the day prior to the calculation. Furthermore, Lazard performed a sensitivity analysis that derived a range of hypothetical pro forma share prices based on a range of pro forma financial results and a range of pro forma trading multiples. This sensitivity analysis showed that Young's hypothetical pro forma share price to be in a range from $33.89 to $56.97.

   The summary set forth above does not purport to be a complete description of the analyses performed by Lazard, although it is a summary of the material financial and comparative analyses performed by Lazard in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth above without considering the analyses as a whole, could create an incomplete or misleading view of the process underlying the opinion of Lazard. No company or transaction used in the above analyses as a comparison is identical to Young, or Chronicle Publishing or the transactions contemplated by the merger agreement. In arriving at its opinion, Lazard considered the results of all such analyses and did not assign relative weights to any of the analyses. The analyses were prepared solely for the purpose of Lazard providing its opinion to the Young board in connection with its consideration of the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than as set forth in these analyses. Lazard made, and was provided estimates and forecasts by the managements of Young and Chronicle Publishing based upon numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Young, Chronicle Publishing and Lazard. Similarly, any estimate of values or forecast of future results contained in the analyses is not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

   In performing its analyses, Lazard made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Young, Chronicle Publishing, Lazard, or any other person assumes responsibility if future results or actual values are materially different from those forecasts or estimates contained in the analyses.

   The opinion and presentation of Lazard to the Young board was only one of many factors taken into consideration by the Young board in making its determination to approve the merger agreement. In addition, the terms of the merger agreement were determined through arm's-length negotiations between Young and Chronicle Publishing, and were approved by the Young board.

   Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard was selected to act as investment banker to the Young board because of its expertise and its reputation in investment banking and mergers and acquisitions.

   In connection with Lazard's services as investment banker to Young, including its delivery of the opinion summarized above, Young has agreed to pay Lazard a fee of approximately $5 million, a substantial portion of which is contingent upon the completion of the merger. Lazard has in the past provided financial advisory services to Young for which it received usual and customary compensation. Young also has agreed to reimburse Lazard for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) and will indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of the opinion.

   In the ordinary course of its business, Lazard and its affiliates may actively trade in the securities of Young for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position.

Opinion of Chronicle Publishing's Financial Advisor

 Introduction

   Chronicle Publishing asked Donaldson, Lufkin & Jenrette Securities Corporation (DLJ), in its role as financial advisor to Chronicle Publishing, to render an opinion to the Chronicle Publishing board as to the fairness to Chronicle Publishing, from a financial point of view, of the consideration to be received by the stockholders in the merger.

   On November 15, 1999, DLJ delivered to the Chronicle Publishing board a written opinion to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration to be received by the holders of Chronicle Publishing's common stock was fair to Chronicle Publishing from a financial point of view. A copy of the November 15, 1999 DLJ opinion is attached to this proxy statement/prospectus as annex C. You should read this opinion for the procedures followed, the matters considered and the limits of the review made by DLJ. The opinion is based on economic, market, regulatory, financial and other conditions as existed on November 15, 1999. Although later events may affect its opinion, DLJ does not have any obligation to update or reaffirm its opinion.

   DLJ prepared its opinion for the Chronicle Publishing board. The opinion addresses only the fairness from a financial point of view of the consideration to be received by the holders of common stock in the merger. The opinion is not a recommendation to any Chronicle Publishing stockholder as to how you should vote on the merger. DLJ has expressed no opinion as to:

  . the prices at which Young common stock would actually trade in the future;

  . the merits of the merger relative to other business strategies considered by the Chronicle Publishing board;

  . the decision of the Chronicle Publishing board to proceed with the merger.

 Information Reviewed and Assumptions Made

   In arriving at its November 15, 1999 opinion, DLJ:

  . reviewed a draft of the merger agreement;

  . reviewed financial and other information that was publicly available or furnished to DLJ by Chronicle Publishing, including information provided during discussions with its management;

  . reviewed certain financial projections of Chronicle Publishing prepared by its management;

  . compared various financial and securities data of Chronicle Publishing and Young with other companies whose securities are traded in public markets; and

  . reviewed the historical stock prices and trading volumes of Young's common stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of rendering its opinion.

   For its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available or provided to it from public sources, that was provided to it by Chronicle Publishing or its representatives, or that was otherwise reviewed by DLJ and assumed that Chronicle Publishing was not aware of any information prepared by it or its advisors that might have been material to DLJ's opinion had it been made available to DLJ. DLJ also relied on representations that all financial projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chronicle Publishing as to the future operating and financial performance of Chronicle Publishing. DLJ assumed that these projections will be realized in all material respects in the amounts and at the times contemplated thereby. DLJ also assumed that the merger will be consummated only upon satisfaction of all conditions set forth in the merger agreement, including consummation of the asset sales contemplated by the asset sale agreements. DLJ did not make any independent evaluation of the assets or liabilities of Chronicle Publishing or an independent verification of the information reviewed by DLJ. DLJ relied as to all legal matters on advice of counsel to Chronicle Publishing.

 Financial Analyses

   The following is a summary of the financial analyses made by DLJ in connection with its opinion and its presentation to the Chronicle Publishing board on November 15, 1999. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by DLJ, these tables must be read together with the text of each summary. The tables alone do not summarize completely the financial analyses.

   Chronicle Publishing's assets consist of KRON-TV and its 51% interest in BayTV. DLJ focused its analysis primarily on KRON-TV and examined comparable television broadcasting transactions and public companies. There were no relevant comparable transactions or comparable public companies for BayTV.

   Purchase Price. Young proposed a purchase price of $650 million cash plus $172,585,000 million stock consideration comprised of approximately 3.7 million shares of Young's Class A common stock at $47.01 per share as of November 12, 1999 for a total purchase price of approximately $823 million. Because Young's Class A common stock has limited liquidity, DLJ applied a discount of 12.5% to the stock consideration implying an adjusted purchase price of approximately $801 million.

   Comparable Transactions Analysis. DLJ reviewed certain publicly available information regarding 50 acquisitions in the television broadcasting industry completed from February 1996 to present. DLJ selected these transactions because they involved network affiliated stations in large television revenue markets. For each of the selected acquisitions DLJ calculated, to the extent information was publicly available, the transaction value as a multiple of projected cash flow or forward EBITDA. Based on its professional judgment and expertise, DLJ also calculated the implied adjusted purchase price for Chronicle Publishing as a multiple of

(1) 1999 estimated EBITDA and (2) 2000 projected EBITDA. Estimates of future financial performance were provided to DLJ by Chronicle Publishing's management. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

   Historically, KRON-TV received cash payments from the National Broadcasting Company, Inc. ("NBC") as part of KRON-TV's affiliate agreement. The Company's projections for EBITDA include payments from NBC of $7.9 million in 1999 and $7.3 million in 2000. DLJ analyzed Chronicle Publishing's purchase price multiples relative to the comparable transactions both including and excluding payments from NBC due to industry trends for reductions in such payments and NBC's indication that payments to KRON-TV could be eliminated after the expiration of the current agreement on December 31, 2001. These analyses showed the following:

                        Precedent Transaction Multiples

                                                  Forward
                                                  EBITDA
                                                  -------
            Median...............................  13.1x
            High.................................  24.0
            Low..................................   9.5

                  Implied KRON-TV/BayTV Transaction Multiples

                                               EBITDA
                                             ------------
                                             1999E  2000P
                                             -----  -----
            With NBC payments............... 14.0x  12.6x
            Without NBC payments............ 16.3   14.3

   The implied multiples for Chronicle Publishing are substantial premiums to the median transaction value to forward EBITDA multiple of 13.1x.

   Based on these analyses, and using comparable data for KRON-TV, DLJ derived an implied enterprise value range of Chronicle Publishing of $680 million to $915 million which compares favorably with the purchase price of $823 million and the adjusted purchase price of $801 million (with a 12.5% liquidity discount).

   Discounted Cash Flow Analysis. DLJ performed a discounted cash flow (DCF) analysis of KRON-TV and BayTV combined using projections and assumptions provided by the management of Chronicle Publishing. The projections were adjusted by eliminating payments from NBC in 2002 and beyond due to trends in the television broadcasting industry for a reduction in such payments and NBC's indications that it would eliminate these payments upon the expiration of the current agreement on December 31, 2001. The following assumptions were used in calculating DCF values:

  . DCF projection period from January 1, 2000 through December 31, 2004;

  . Discount rate of 7% to 9%, reflecting KRON-TV's weighted average cost of capital; and

  . Terminal value based on EBITDA multiples of 8.8x to 13.4x.

   The DCF analysis shows a range of total enterprise value for Chronicle Publishing of:

                                     Low          Average           High
                                -------------- -------------- ----------------
      Total enterprise value... $523.3 million $718.8 million $1,173.6 million

   This range of total enterprise values compares favorably with the purchase price of $823 million and adjusted purchase price of $801 million.

   KRON-TV Comparable Public Companies Analysis. DLJ focused its comparable public company analysis on television broadcasters. DLJ performed a comparable public analysis in which it compared certain publicly available historical financial and operating data, estimates of future financial performance and market statistics (calculated based upon closing stock prices on November 12, 1999) of publicly traded television broadcasting companies that DLJ deemed to be reasonably similar to KRON-TV. The comparable public companies comprised A.H. Belo, Granite Broadcasting, Hearst-Argyle Television, Sinclair Broadcast Group and Young Broadcasting. Historical financial information used in connection with this analysis was as of the date of the most recent financial statements publicly available for each company. Projected information for Young was derived from Lazard equity research dated November 4, 1999. All other projected financial information was derived from publicly available research

   For each of the comparable public companies, DLJ calculated multiples of (1) enterprise value to projected calendar year 1999 EBITDA and (2) enterprise value to projected calendar year 2000 EBITDA. Enterprise value is defined as the sum of the market value of equity securities (stock price as of November 12, 1999) less cash, plus any outstanding debt and preferred stock. DLJ also calculated the implied adjusted purchase price multiples for the merger transaction to calendar year 1999 and calendar year 2000 EBITDA. These analyses show:

                                                                   Enterprise
                                                                  Value/EBITDA
                                                                 ---------------
                                                                 CY 1999 CY 2000
                                                                 ------- -------
      High......................................................  16.7    14.3
      Low.......................................................   9.0     7.9
      Median....................................................   9.8x    9.2x
      Implied purchase price multiples for KRON-TV/BayTV........  14.0x   12.6x

   The implied purchase price multiples for KRON-TV and BayTV include network compensation of $7.9 million and $7.3 million for 1999 and 2000, respectively. The implied purchase price multiples are a substantial premiums to the median enterprise value to EBITDA multiples for calendar year 1999 and calendar year 2000 of the comparable public companies. Based on these analyses, and using comparable data for KRON-TV, DLJ derived an implied valuation range of KRON-TV of $550 million to $775 million, or a range of approximately 9.5x to 13.5x calendar year 1999 EBITDA. No company utilized in the comparable public companies analysis was identical to KRON-TV. Accordingly, an analysis of the results of such a comparison is not purely mathematical; rather, it involves complex considerations and judgments, based on the financial advisors' professional experience, concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

   This summary is not a complete description of DLJ's analyses. Instead, it summarizes the material elements of the presentation made by DLJ to the Chronicle Publishing board on November 15, 1999. The preparation of DLJ's opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, DLJ's opinion is not readily susceptible to summary description.

   Each of DLJ's analyses was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered by itself, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. For this reason, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual, past or future results or values, which may be significantly more or less favorable than suggested by these analyses.

 Engagement Letter

   Chronicle Publishing engaged DLJ to act as its exclusive financial advisor in connection with the merger and the divestiture of its other assets. Under the engagement letter, Chronicle Publishing paid DLJ a retainer fee of $500,000 on the signing of the letter and agreed to pay DLJ an additional $250,000 for each three month period thereafter until their engagement is complete. In addition to the retainer fee, Chronicle Publishing agreed to pay DLJ a transaction fee based upon the aggregate value of the consideration received by Chronicle Publishing or its stockholders in connection with the merger and the sale by Chronicle Publishing of its other businesses. The transaction fee is
(x) 0.40% of the first $2,000,000,000 of aggregate consideration received by Chronicle Publishing or its stockholders, plus (y) 0.50% of the aggregate consideration received by Chronicle Publishing or its stockholders above $2,000,000,000 and less than $2,200,000,000, plus (z) 1.0% of the aggregate consideration Chronicle Publishing or its stockholders above $2,200,000,000, but less (a) a previously paid retainer fee of $150,000, (b) the $500,000 retainer fee paid on the signing of the letter, (c) all of the $250,000 quarterly payments, and (d) all amounts paid to DLJ in exchange for its opinion as described below. In consideration for the opinion delivered by DLJ in connection with the merger, Chronicle Publishing also agreed to pay DLJ an additional fee equal to the lesser of (i) $200,000, and (ii) 20% of the expected transaction fee described above. Based upon the agreed upon and expected aggregate value of the consideration to be received by Chronicle Publishing in connection with the merger and Chronicle Publishing's sale of its other businesses, Chronicle Publishing expects to pay DLJ additional fees totaling approximately $7,000,000, less retainers, quarterly payments and opinion fees.

   In addition, Chronicle Publishing also agreed to reimburse DLJ for out-of-pocket expenses. Chronicle Publishing also agreed to indemnify DLJ and related persons against various liabilities in connection with its engagement, including liabilities under federal securities laws. The SEC has taken the position that indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.

 Other Relationships

   DLJ has performed investment banking and other services for Chronicle Publishing in the past. DLJ may also provide investment banking services for Chronicle Publishing or Young in the future.

   The Chronicle Publishing board selected DLJ to act as its financial advisor for the merger because DLJ is an internationally recognized investment banking firm with substantial expertise in the television broadcasting industry and in mergers and acquisitions. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Interests of Executive Officers of Chronicle Publishing in the Merger

   You should be aware of the interests that certain executive officers of Chronicle Publishing have in the merger. On July 8, 1999, Martin A. Jaffe, a Vice President and Chief Financial Officer of Chronicle Publishing, W. Ronald Ingram, a Vice President, Secretary and General Counsel of Chronicle Publishing, Catherine E. McHugh, Treasurer and Controller of Chronicle Publishing, and Peggy Restivo, Assistant Treasurer of Chronicle Publishing, entered into Retention Bonus Agreements with Chronicle Publishing. These agreements provide that in return for their continued employment until June 30, 2000 or the date on which Chronicle Publishing elects to terminate their employment, Chronicle Publishing will pay each of these officers a retention bonus equal to two times the sum of (i) their respective base salaries and (ii) the higher of their respective 1998 or 1999 annual bonus. Chronicle Publishing has the option to extend the June 30, 2000 date to December 31, 2000, in which event it will pay an additional bonus (an extension bonus) on June 30, 2000 equal to 50% of the sum of (i) each officer's base annual salary as of June 30, 2000 and (ii) the full amount of the higher of each officer's 1998 or 1999 annual bonus.

Accounting Treatment of the Merger

   Young expects that the merger will be treated as a "purchase" under generally accepted accounting principles.

Regulatory Approvals

 HSR Act

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, Young and Chronicle Publishing may not merge unless Notification and Report Forms have been filed with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission, and waiting period requirements have expired or are otherwise earlier terminated by the Antitrust Division and the FTC. On January 28, 2000, Young and Chronicle Publishing submitted the required filings to the Antitrust Division and the FTC. Early termination of the waiting period with respect to the merger was requested of the FTC and the Antitrust Division. The applicable waiting period expired on February 27, 2000.

   Notwithstanding the expiration of the waiting period, at any time before or after the completion of the merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking the divestiture of substantial assets of Young or Chronicle Publishing. We expect that the merger will not violate the antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds by the Antitrust Division, the FTC, states attorneys general and, under some circumstances, private parties, will not be made, or, if such a challenge is made, what the result will be.

 FCC Approval

   The ownership of Young's television stations and certain of its television broadcasting operations are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"), which was substantially amended by the Telecommunications Act of 1996 (the "1996 Act"). The Communications Act prohibits the operation of television and radio broadcasting stations except under a license issued by the FCC and empowers the FCC, among other matters, to issue, renew, revoke and modify broadcast licenses, to determine the location of stations, to establish areas to be served and to regulate certain aspects of broadcast programming. The Communications Act also prohibits the assignment of a broadcast license or the transfer of control of a license without the prior approval of the FCC. Consequently, an application for consent to assign control of KRON-TV's licenses was filed with the FCC on November 22, 1999. It is a condition precedent to the consummation of the merger that FCC consent to such transfer of ownership be obtained. On February 29, 2000, the FCC granted its consent to the assignment of the KRON-TV licenses from Chronicle Publishing to Young. A public notice confirming that action was released by the FCC on March 14, 2000.

   The Communications Act provides that a license may be granted to any applicant if the public interest, convenience and necessity will be served thereby, subject to certain limitations. Under regulations promulgated by the FCC pursuant to the 1996 Act, television broadcast licenses are issued initially for terms of eight years.

Upon application, and in the absence of an objection to the renewal application, or an adverse finding as to the licensee's qualifications, broadcast licenses usually are renewed without a hearing by the FCC for additional terms of up to eight years. Under FCC rules, an existing license automatically continues in effect once a timely renewal application has been filed until a final FCC decision is issued.

Material United States Federal Income Tax Consequences

 Chronicle Publishing Stockholders

   The following describes the material United States federal income tax consequences of the merger to Chronicle Publishing stockholders that are individuals, trusts and estates. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to Chronicle Publishing stockholders that hold their Chronicle Publishing stock as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all of the federal income tax consequences that may be relevant to certain Chronicle Publishing stockholders in light of their particular circumstances, including Chronicle Publishing stockholders subject to the alternative minimum tax, or the federal income tax consequences to any Chronicle Publishing stockholders that exercise dissenters' rights. This summary does not address any state, local or foreign tax consequences of the merger.

   The Merger. For United States federal income tax purposes, the merger will be treated as (i) a sale by Chronicle Publishing of all its assets to Young in exchange for the merger consideration, i.e., the cash, the right to receive all or part of the amount deposited in the escrow account, the Young common stock to be delivered to the Chronicle Publishing stockholders and the assumption by Young of certain Chronicle Publishing liabilities, followed by (ii) a liquidating distribution by Chronicle Publishing of the cash, the rights with respect to the escrow account and the Young common stock.

   Deemed Sale by Chronicle Publishing. Chronicle Publishing will recognize gain or loss on the deemed sale of each of its assets equal to the difference between (i) the fair market value of the portion of the merger consideration allocated to such asset and (ii) Chronicle Publishing's adjusted tax basis in such asset. Such gain or loss should generally be long-term capital gain or loss, except with regard to certain ordinary income producing assets and to the extent of depreciation recapture with respect to the sale of some of Chronicle Publishing's assets, which will also produce ordinary income. Chronicle Publishing will not itself be taxable on such income, gain or loss, but Chronicle Publishing stockholders will recognize and be taxed on their respective shares of such income, gain or loss. A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock immediately prior to the receipt of the merger consideration will be increased at that time to reflect Chronicle Publishing's items of income and gain and decreased to reflect Chronicle Publishing's items of loss, deduction, and nondeductible noncapitalizable expense, including such items of income, gain and loss as are recognized by Chronicle Publishing on the deemed sale of its assets to Young, except to the extent that such items were previously taken into account in computing the stockholder's adjusted tax basis. A Chronicle Publishing stockholder's adjusted tax basis in his Chronicle Publishing stock will also be decreased to reflect prior distributions of cash or other property to such stockholder to the extent not previously taken into account in computing the stockholder's adjusted tax basis.

   Deemed Liquidating Distribution. A Chronicle Publishing stockholder will recognize capital gain or loss in addition to the amounts of income, gain or loss recognized by Chronicle Publishing and taxable to that stockholder, as described in the preceding paragraph, to the extent of the difference, if any, between (i) the sum of the amount of cash and the fair market value of the rights with respect to the escrow account and the Young common stock issued to such stockholder in the merger and (ii) such stockholder's adjusted tax basis in his Chronicle Publishing stock (which is cancelled pursuant to the merger). The gain or loss will be long-term capital gain or loss if the Chronicle Publishing stockholder's holding period in the Chronicle Publishing stock cancelled pursuant to the merger exceeds one year on the date of the merger. Gain or loss must be determined separately for each block of Chronicle Publishing stock (i.e., Chronicle Publishing stock acquired with the same tax basis in a single transaction) which is cancelled pursuant to the merger. In this connection, certain limitations apply to the deductibility of capital losses for United States federal income tax purposes.

   Legislation has been introduced in the United States Senate and passed in the United States House of Representatives that would permit S corporations that use the accrual method of accounting, such as Chronicle Publishing, to use the "installment method" to report gain recognized on an installment sale. If this legislation is enacted and the merger is completed on or before December 13, 2000, Chronicle Publishing may be able, by treating the escrow agreement as creating an installment sale, to report the sale of a portion of its assets (with a value approximately equal to the initial amount deposited in the escrow account) as qualifying under the installment method. In that event, the portion of the capital gain to be recognized by the Chronicle Publishing stockholders attributable to that portion of the merger consideration deposited in the escrow account would be deferred until the amounts deposited in escrow were actually distributable to the Chronicle Publishing stockholders, and certain Chronicle Publishing stockholders may be required to pay an interest charge with regard to the amount of tax deferred.

   The Escrow Account. The parties have agreed that all of the income earned with respect to the cash deposited in escrow will be for the benefit of the Chronicle Publishing stockholders, other than the income earned on the amount of an indemnification payment made to Young from the date of Young's submission of the claim through the date of its payment. Accordingly, unless the legislation referred to in the preceding paragraph is enacted in a form applicable to Chronicle Publishing and the merger, it is expected that income earned in the escrow account, whether or not currently distributed, will be taxable to the Chronicle Publishing stockholders as such income is earned. Further, upon a distribution from the escrow account to or for the benefit of Chronicle Publishing stockholders, such stockholders should not be subject to United States federal income tax except to the extent the amount distributed exceeds the amount previously reported by such stockholders with regard to the escrow account upon the merger, increased by any income earned in the escrow account which was previously taxed to such stockholders. If amounts are distributed from the escrow account to Young, Chronicle Publishing stockholders may recognize (i) a capital loss to the extent that those amounts reduce the amount of cash deposited in the escrow account at the time of the merger that is distributable to Chronicle Publishing stockholders below the amount reported by such stockholders with respect to the escrow account upon the merger, and
(ii) an ordinary loss or deduction to the extent those amounts constitute distributions of income earned in the escrow account and previously taxed to Chronicle Publishing stockholders.

   A Chronicle Publishing stockholder will also be entitled to deduct certain expenses of maintaining the escrow account to the extent that his share of such expenses, together with certain of the stockholder's other expenses, exceeds 2% of the stockholder's adjusted gross income. In addition, an individual with an adjusted gross income in excess of a specified amount is subject to other restrictions with respect to the deduction of such expenses.

   Each Chronicle Publishing stockholder is urged to consult his own tax advisor regarding the particular United States federal, state, local and foreign income tax consequences of the merger to such stockholder.

 Young Stockholders

   There will be no United States federal income tax consequences to the holders of Young common stock as a result of the consummation of the merger.

Resales of Young's Class A Common Stock Issued in Connection with the Merger; Affiliate Agreements

   Young's Class A common stock issued in connection with the merger will be freely transferable, except that shares of Young's Class A common stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act of 1933, of Chronicle Publishing at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Chronicle Publishing has agreed that it will use its reasonable best efforts to cause each person who may be deemed an affiliate to execute a written affiliate agreement providing, among other things, that such person will not offer, sell, transfer or otherwise dispose of any of the shares of Young's Class A common stock obtained as a result of the merger except in compliance with the Securities Act of 1933 and the rules and regulations of the SEC thereunder. Young has also agreed to file a post-effective amendment to a registration statement to permit stockholders of Chronicle Publishing, who cannot freely transfer their shares of Young's Class A common stock, to freely transfer their shares.

   The merger agreement includes undertakings of Young to promptly prepare and file with the SEC, and of Chronicle Publishing to cooperate in the preparation of, a registration statement of which this joint proxy statement/prospectus is a part covering the shares of Young's Class A common stock issuable upon effectiveness of the merger. Young and Chronicle Publishing have each undertaken to use all reasonable efforts to have the registration statement declared effective as promptly as practicable and to remain effective until after the merger has been completed. Young has also agreed to file a post-effective amendment to the registration statement to permit certain stockholders of Chronicle Publishing, who cannot freely transfer their shares of Young's Class A common stock received in connection with the merger in the absence of such post-effective amendment, to freely transfer their shares.

Merger Financing

   At or prior to the time of the merger, Young expects to enter into a revised $800 million senior credit facility, a portion of which will be used to finance the cash component of the merger consideration and to pay the fees and expenses associated with the merger. The revised senior credit facility will also be used to provide liquidity for strategic acquisitions and working capital requirements following the effective time of the merger.

   In addition, if Young raises cash proceeds prior to the closing of the merger through the sale of equity, Young will be required to reduce the aggregate stock consideration payable in connection with the merger and increase the cash consideration payable in connection with the merger by:

  . 20% of the aggregate net proceeds raised by Young through such equity sales, up to $100 million;

  . 40% of the aggregate net proceeds raised by Young through such equity sales in excess of $100 million and up to $200 million; and

  . 100% of the aggregate net proceeds raised by Young through such equity sales in excess of $200 million.

Appraisal Rights

   Holders of Chronicle Publishing common stock are entitled to exercise dissenters' rights under Chapter 92A, Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. A stockholder of Chronicle Publishing will be entitled to relief as a dissenting stockholder if and only if he or she complies strictly with all of the procedural and other requirements of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. A copy of Sections 92A.300 through 92A.500 is attached hereto as annex D. The following summary does not purport to be a complete statement of the method of compliance with Sections 92A.300 through 92A.500. The following summary is qualified in its entirety by reference to the copy of Sections 92A.300 through 92A.500 attached hereto as annex D.

 Right to dissent

   Stockholders of a Nevada corporation have the right to dissent from certain corporate actions in certain circumstances. According to Nevada Revised Statutes Sec. 92A.380.1(a)(1), these circumstances include consummation of a merger requiring approval of the corporation's stockholders. Stockholders who are entitled to dissent are also entitled to demand payment in the amount of the fair value of their shares.

 Requirements

   According to Nevada Revised Statutes sec. 92A.420.1, stockholders of Chronicle Publishing who wish to assert dissenters' rights:

  . must deliver written notice of their intent to demand payment for their Chronicle Publishing common stock if the merger is completed to Chronicle Publishing BEFORE the vote is taken at the special meeting; and

  . must not vote their shares in favor of approval of the merger agreement.

Stockholders failing to satisfy these requirements will not be entitled to dissenters' rights under Chapter 92A of the Nevada Revised Statutes.

   Thereafter, the "Subject Corporation", as defined below, will send a written dissenters' notice to all Chronicle Publishing stockholders who satisfied these two requirements (written notice of intent to demand payment and not voting in favor of the merger). The written dissenters' notice is required to be sent within 10 days after we complete the merger. According to Nevada law, Chronicle Publishing is deemed to be the "Subject Corporation" before the merger occurs, but Young will be the "Subject Corporation" after the merger occurs. The dissenters' notice must include:

  . a statement of where dissenting stockholders should send their demand for payment and where and when certificates for Chronicle Publishing common stock are to be deposited;

  . a statement informing the stockholders of Chronicle Publishing's common stock to what extent the transfer of such shares will be restricted after the demand for payment is received;

  . a form demanding payment requiring stockholders asserting dissenters' rights to certify that they acquired beneficial ownership of the shares before the date when the terms of the merger were announced to the news media or the stockholders;

  . a date by which the Subject Corporation must receive the demand for payment, which may not be fewer than 30 or more than 60 days after the date of the dissenters' notice was delivered; and

  . a copy of sec. 92A.300 through sec. 92A.500 of the Nevada Revised
    Statutes.

   Chronicle Publishing stockholders wishing to exercise dissenters' rights must thereafter:

  . demand payment;

  . certify whether they acquired beneficial ownership of Chronicle
    Publishing common stock before November 16, 1999; and

  . deposit their certificates in accordance with the terms of the dissenters' notice.

   Nevada law further provides that Chronicle Publishing stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the dissenters' notice will not be entitled to demand payment or receive the fair market value for their shares of Chronicle Publishing's common stock as provided under Nevada law. Instead, such stockholders will receive the same merger consideration as the stockholders of Chronicle Publishing who do not exercise dissenters' rights.

 Payment for Dissenting Shares

   Young will be required under Nevada law to pay each dissenter who made a valid demand the amount Young estimates to be the fair value of the dissenter's shares of Chronicle Publishing common stock, plus accrued interest. Young must make such payment within 30 days after Young receives the dissenter's demand for payment. The payment must be accompanied by:

  . a copy of Young's financial statements for the year ended December 31, 1999, as well as Young's most current interim financial statements;

  . a statement of Young's estimate of the fair value of the dissenter's shares of Chronicle Publishing common stock;

  . an explanation of how interest was calculated;

  . a statement of the dissenter's rights to demand payment under Nevada law of the dissenter's estimate of the value of the Chronicle Publishing common stock (discussed below); and

  . a copy of sec. 92A.300 through sec. 92A.500 of the Nevada Revised
    Statutes.

   Young may withhold payment from dissenters who became the beneficial owners of shares of Chronicle Publishing common stock on or after the November 16, 1999. If payment is withheld in this fashion by Young, it must estimate the fair value of the dissenter's shares of Chronicle Publishing common stock (plus accrued interest) and offer to pay this amount to each dissenter in full satisfaction of his demand. Young is required to send this offer to all such dissenters with a statement of Young's estimate of the fair value of the shares of Chronicle Publishing's common stock, an explanation of how interest was calculated and a statement of the dissenters' rights to demand payment under Nevada law.

   Nevada law provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of Chronicle Publishing's common stock, or that the interest due is incorrectly calculated, may, within 30 days after Young made or offered payment for the shares, either
(i) notify Young in writing of his or her own estimate of the fair value of the shares of Chronicle Publishing's common stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by Young and demand payment of the fair value of his or her shares and interest due.

   If a demand for payment remains unsettled, Young must commence a court proceeding within 60 days after receiving a demand, petitioning the court to determine the fair value of the shares of Chronicle Publishing's common stock and accrued interest. All dissenters whose demands remain unsettled would be made a party to such proceeding, which would be conducted in the district court of Washau County, Nevada. If Young fails to commence such a proceeding, it would be required by Nevada law to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment:

  . for the amount determined by the district court to represent the fair value of their shares, plus accrued interest, less any amount paid pursuant to sec. 92A.460 of the Nevada Revised Statutes; or

  . for the amount determined by the district court to represent the fair value of shares acquired on or after November 16, 1999, plus accrued interest pursuant to sec. 92A.470 of the Nevada Revised Statutes.

   The district court will assess the costs of the proceedings against Young, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against Young or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

   THE REQUIRED APPRAISAL RIGHTS' PROCEDURES MUST BE FOLLOWED EXACTLY OR ANY
                         APPRAISAL RIGHTS MAY BE LOST.

                              THE MERGER AGREEMENT

   The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as annex A and is incorporated by reference in this joint proxy statement/prospectus. The summary is qualified in its entirety by reference to the merger agreement. We urge all stockholders of Young and Chronicle Publishing to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

The Merger

   The merger agreement provides that Chronicle Publishing will be merged with and into Young's newly formed Delaware subsidiary, Young Broadcasting San Francisco, Inc. ("merger sub"). At the effective time of the merger, the separate corporate existence of Chronicle Publishing will cease and merger sub will continue as the surviving corporation in accordance with the General Corporation Laws of the States of Delaware and Nevada. At the effective time of the merger, all the property, rights, privileges, powers and franchises of Chronicle Publishing before the merger will vest in merger sub, and all liabilities and duties of Chronicle Publishing before the merger will become the liabilities and duties of merger sub. The merger will become effective and the effective time of the merger will occur after all conditions in the merger agreement are satisfied, including receipt of stockholder and FCC approvals, and after merger sub and Chronicle Publishing file a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Nevada.

   The merger agreement provides that the closing of the merger will take place and the merger will become effective on the later to occur of April 28, 2000 or ten calendar days after satisfaction and fulfillment of the conditions to closing specified in the merger agreement. Assuming that no stockholders of Chronicle Publishing exercise statutory rights of dissent, and that no portion of the escrow fund is applied to indemnification claims, the total merger consideration to be received by stockholders of Chronicle Publishing will be comprised of approximately $650 million in cash (subject to adjustment) and $172,585,000 in Young's Class A common stock, subject to adjustment based upon the market price of Young's Class A common stock, as more fully described below.

   Notwithstanding the foregoing, Young may elect to reduce the aggregate stock consideration payable in connection with the merger by increasing the aggregate cash consideration payable in connection with the merger by a corresponding amount. In addition, if Young raises cash proceeds prior the closing of the merger through the sale of equity, Young will be required to reduce the aggregate stock consideration payable in connection with the merger and increase the cash consideration payable in connection with the merger by:

  . 20% of the aggregate net proceeds raised by Young through such equity sales, up to $100 million;

  . 40% of the aggregate net proceeds raised by Young through such equity sales in excess of $100 million and up to $200 million; and

  . 100% of the aggregate net proceeds raised by Young through such equity sales in excess of $200 million.

   In addition to the foregoing, the aggregate cash consideration payable to Chronicle Publishing's stockholders in connection with the merger will be reduced by the amount of unpaid expenses incurred by Chronicle Publishing.

Conversion of Securities

 Treatment of Chronicle Publishing Common Stock and Determination of Exchange Ratio

   At the effective time of the merger, each issued and outstanding share of Chronicle Publishing common stock, other than shares held by stockholders exercising appraisal rights, will be cancelled and converted into the right to receive, upon surrender of the stock certificate representing such shares and subject to the escrow agreement described below, the total of (a) approximately $171.96 in cash, before deduction of the escrow deposit and (b) the number of shares of Young's common stock equal to the exchange ratio, as described below, in each case subject to adjustment, as described above. The exchange ratio will be calculated as follows:

  . in the event that the average closing sale price of Young's Class A common stock, as reported on the Nasdaq Stock Market, for the 20 consecutive trading days ending three trading days prior to the closing date of the merger (the "Young average stock price") is equal to or greater than $44.38 and less than or equal to $54.24, the exchange ratio will be equal to the number obtained by dividing (x) an amount equal to the (A) the aggregate stock consideration payable in connection with the merger, divided by (B) 3,780,000, by (y) the Young average stock price;

  . in the event that the Young average stock price is less than $44.38, the exchange ratio will be equal to the number obtained by dividing (x) an amount equal to (A) the aggregate stock consideration payable in connection with the merger, divided by (B) 3,780,000, by (y) $44.38. and

  . in the event that the Young average stock price is greater than $54.24, the exchange ratio will be equal to the number obtained by dividing (x) an amount equal to (A) the aggregate stock consideration payable in connection with the merger, divided by (B) 3,780,000, by (y) $54.24.

 Illustration of Exchange Ratio at Various Young average stock prices

   The following table indicates at various Young average stock prices:

  . the corresponding exchange ratio;

  . the aggregate value of the shares of Young's Class A common stock issuable in connection with the merger based on the Young average stock price (which will not necessarily be the aggregate market value of such shares on the closing day); and

  . the percentage of outstanding shares of Young's common stock that will be held by current Chronicle Publishing stockholders upon completion of the merger.

   The percentages in the following table were calculated based on 11,136,966 shares of Young's Class A common stock, 2,352,251 shares of Young's Class B common stock and 3,780,000 shares of Chronicle Publishing's common stock.

                                                                               Percentage of
                                                                                  Young's
                                                                               common stock
       Young                                      Aggregate                    to be held by
      Average                                       Value                        Chronicle
       Stock            Exchange                  of Young's                    Publishing
       Price             Ratio                   Common Stock                 Stockholders(a)
      -------           --------                 ------------                 ---------------
      $20.00            1.02878                  $ 77,775,760                      22.4%
      $30.00            1.02878                  $116,663,640                      22.4%
      $40.00            1.02878                  $155,551,540                      22.4%
      $44.38            1.02878                  $172,585,000                      22.4%
      $50.00            0.91315                  $172,585,000                      20.7%
      $54.24            0.84177                  $172,585,000                      19.1%
      $60.00            0.84177                  $190,913,440                      19.1%

--------
(a) The figures shown above include shares of Young Class B common stock which have ten votes per share, assume that the number of shares of Young's Class A common stock to be issued will not be reduced by the payment of additional cash consideration and assume that no Chronicle Publishing stockholders will exercise statutory rights of dissent.

   The per share cash consideration described above is subject to reduction based upon certain expenses incurred by Chronicle Publishing. The allocation (but not the combined aggregate) of the per share cash consideration and the per share stock consideration described above is also subject to adjustment in the event that Young raises proceeds through the sale of equity prior to the effective time of the merger, in which event the per share cash consideration will be increased and the per share stock consideration will be reduced.

Exchange of Stock Certificates

 Fractional Shares

   No fractional shares of Young's Class A common stock will be issued in the merger. Each holder of Chronicle Publishing's common stock who would otherwise have been entitled to receive, as part of the merger consideration, a fraction of a share of Young's Class A common stock will receive instead an amount of cash equal to the product of such fraction multiplied by the Young average stock price used to calculate the exchange ratio.

 Surrender of Shares of Chronicle Publishing's Common Stock; Stock Transfer
 Books

   Young and Chronicle Publishing will designate an exchange agent to administer the exchange of certificates representing Chronicle Publishing's common stock for the cash consideration (less the escrowed portion described below), certificates representing Young's Class A common stock and cash in lieu of fractional shares payable in connection with the merger. Prior to the closing of the merger, the exchange agent will mail to each record holder of certificates representing shares of Chronicle Publishing common stock, a letter of transmittal and instructions for surrendering the certificates for exchange and payment. Each of Chronicle Publishing's stockholders will also be asked to sign a certificate certifying that such stockholder has not transferred his or her shares in violation of subchapter S of the Internal Revenue Code. Holders of certificates who surrender their certificates to the exchange agent together with a duly completed and validly executed letter of transmittal, will receive the cash consideration (less the escrowed portion described below), certificates representing the number of whole shares of Young's Class A common stock and cash in lieu of any fractional shares of Young's Class A common stock payable in connection with the merger, together with any dividends or distributions to which they are entitled. The surrendered certificates will be canceled.

Holders of Chronicle Publishing's common stock should not send in their certificates until they receive a transmittal letter from the exchange agent.

 Failure to Exchange

   No Chronicle Publishing stockholder will receive any cash consideration or stock consideration from the exchange agent until such stockholder surrenders his, her or its Chronicle Publishing stock certificates (or a lost certificate affidavit and a bond, if requested by Young, as more fully described below), and a duly completed and validly executed letter of transmittal, to the exchange agent. One hundred eighty days after the effective time of the merger, Young can require the exchange agent to deliver to Young all unclaimed cash, including the cash consideration, and shares of Young's Class A common stock. Thereafter, Chronicle Publishing stockholders must look only to Young for payment of the consideration payable in exchange for their Chronicle Publishing shares in connection with the merger.

 No Liability

   None of Young, merger sub, Chronicle Publishing, the exchange agent or the escrow agent will be liable to any holder of a Chronicle Publishing share certificate for the cash consideration, the shares of Young's Class A common stock and any cash payable in lieu of any fractional shares delivered to a public official under any applicable abandoned property, escheat or similar law.

 No Further Registration of Transfer of Chronicle Publishing Common Stock

   From and after the effective time of the merger, there will be no further registration of transfers of shares of Chronicle Publishing common stock on Chronicle Publishing's stock transfer books.

 Dividends and Distributions

   No dividends or other distributions declared or made after the effective time of the merger on shares of Young's Class A common stock will be paid to the holder of any unsurrendered certificate for the shares of Young's Class A common stock that the holder is entitled to receive, and no cash payment in lieu of fractional shares will be paid to any such holder, until the holder surrenders such certificate as provided above. Upon surrender of the certificate, Young will pay to the holder, without interest, any dividends or distributions with respect to such shares of Young's Class A common stock that have become payable between the effective time of the merger and the time of such surrender.

 Lost Certificates

   A Chronicle Publishing stockholder must provide an appropriate affidavit to the exchange agent if any certificate is lost, stolen or destroyed, in order to receive the cash and stock consideration payable in exchange for such certificate in connection with the merger. Young may require the owner of the shares of Chronicle Publishing's common stock represented by such lost, stolen or destroyed certificate to deliver a bond as indemnity against any claim that may be made against Young or the exchange agent with respect to such certificate.

 Withholding Rights

   Either Young or the exchange agent is entitled to deduct and withhold from the consideration payable to any holder of Chronicle Publishing share certificates the amounts Young or the exchange agent is required to deduct and withhold from such consideration under the Internal Revenue Code or any provision of state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the holder of the shares of Chronicle Publishing common stock.

Appraisal Rights

   Shares of Chronicle Publishing common stock held by stockholders who do not consent to the merger agreement and who demand and perfect appraisal rights under Nevada law will not be converted into the right to receive any cash consideration or stock consideration otherwise payable by Young in connection with the merger. Any such stockholder may have such shares appraised in accordance with applicable Nevada law, as more fully described in this joint proxy statement/prospectus under "The Merger Appraisal Rights." However, in the event that any such stockholder should withdraw or fail to perfect his, her or its appraisal rights in accordance with applicable Nevada law, the shares of Chronicle Publishing common stock held by such stockholder shall automatically convert into the right to receive the cash consideration and stock consideration payable by Young in connection with the merger.

Representations and Warranties

 Representations and Warranties of Chronicle Publishing

   Chronicle Publishing has made representations and warranties to Young in the merger agreement relating to, among other things:

  . the organization, valid existence, good standing and qualification to transact business of Chronicle Publishing;

  . the authorization, execution, delivery and enforceability of the merger agreement;

  . the absence of any conflict with Chronicle Publishing's Articles of Incorporation, Bylaws, any contract relating to KRON-TV or BayTV to which Chronicle Publishing is a party, or any laws or governmental orders applicable to Chronicle Publishing or any assets of KRON-TV or BayTV, in any case as a result of entering into the merger agreement and effecting the merger;

  . the absence of any governmental consents, other than as disclosed, required in order to enable Chronicle Publishing to effect the merger;

  . the capital structure of Chronicle Publishing;

  . subsidiaries and other equity investments of Chronicle Publishing;

  . the accuracy of certain Chronicle Publishing, KRON-TV and BayTV financial statements and certain other financial information;

  . the absence of undisclosed liabilities and any changes occurring since
    September 30, 1999 that had, or would reasonably be expected to have, a material adverse effect on Chronicle Publishing;

  . all tangible property owned by Chronicle Publishing (including real property and personal property), and Chronicle Publishing's valid ownership of such property;

  . all intellectual property and other proprietary rights owned by Chronicle
    Publishing, and Chronicle Publishing valid ownership and use of such property;

  . all material contracts and agreements relating to KRON-TV or BayTV to which Chronicle Publishing is a party, and the validity and enforceability of all such contracts and agreements;

  . Chronicle Publishing's ownership of all licenses and permits which are necessary to operate KRON-TV and BayTV;

  . all employees of KRON-TV and BayTV;

  . all employee benefit plans which cover or provide benefits to employees of KRON-TV or BayTV, certain matters relating to the administration of such employee benefit plans, and certain matters relating to the legal compliance or status of such employee benefit plans;

  . Chronicle Publishing's valid ownership of all assets necessary to operate
    KRON-TV and BayTV, and the sufficiency of such assets to operate KRON-TV and BayTV;

  . the absence of pending or threatened litigation or governmental investigations involving Chronicle Publishing;

  . Chronicle Publishing's compliance with laws;

  . Chronicle Publishing's tax status;

  . Chronicle Publishing's compliance with environmental laws and Chronicle
    Publishing's hazardous material activities;

  . transactions between Chronicle Publishing and its officers, directors, stockholders, employees and other affiliates;

  . all insurance policies of Chronicle Publishing's, and the status of all such insurance policies;

  . the absence of any brokers or other parties entitled to a fee or other commission from Chronicle Publishing in connection with the merger, other than DLJ;

  . Chronicle Publishing's fee licenses, and the effectiveness thereof;

  . the accuracy and completeness of all information provided by Chronicle
    Publishing for inclusion in this joint proxy statement/prospectus;

  . Chronicle Publishing's year 2000 readiness; and

  . the accuracy of Chronicle Publishing's books and records.

 Representations and Warranties of Young

   Young has made representations and warranties to Chronicle Publishing in the merger agreement relating to, among other things:

  . the organization, valid existence, good standing and qualification to transact business of Young and merger sub;

  . the authorization, execution, delivery and enforceability of the merger agreement;

  . the absence of any conflict with the charter documents and bylaws of Young and merger sub, any material contract or agreement to which either Young or merger sub is a party, or any laws applicable to Young or merger sub, in any case as a result of entering into the merger agreement and effecting the merger;

  . the absence of any governmental consents, other than as disclosed, required in order to enable Young and merger sub to effect the merger;

  . the capital structure of Young and merger sub;

  . the accuracy and completeness of all information contained in all reports filed by Young with the Securities and Exchange Commission;

  . the accuracy of all financial statements included in the reports filed by Young with the Securities and Exchange Commission;

  . the absence of undisclosed liabilities and changes occurring since
    September 30, 1999 that had, or would reasonably be expected to have, a material adverse effect on Young;

  . the absence of pending or threatened litigation or governmental investigations involving Young;

  . Young's compliance with laws;

  . Young's valid ownership or possession of all licenses necessary to conduct its business;

  . the absence of any brokers or other parties entitled to a fee or other commission from Young in connection with the merger, other than Lazard;

  . the qualifications of Young and merger sub under the Communications Act to enter into the merger agreement and effect the merger;

  . the accuracy and completeness of all information provided by Young for inclusion in this joint proxy statement/prospectus;

  . the stockholder vote required by Young to approve the issuance of shares of Young's Class A common stock in connection with the merger.

Certain Covenants

 Conduct of Business by Chronicle Publishing Prior to the Merger

   Chronicle Publishing has agreed that, until the earlier of the termination of the merger agreement or the effective time of the merger, Chronicle Publishing will:

  . conduct the operations of KRON-TV and Bay-TV in the ordinary course and consistent with past practices;

  . use commercially reasonable efforts to preserve intact the goodwill of KRON-TV and BayTV and the current relationships of Chronicle Publishing with its officers, employees, customers, suppliers, and others with significant and recurring business dealings with KRON-TV or BayTV;

  . use commercially reasonable efforts to maintain all insurance policies and all licenses of KRON-TV and BayTV that are necessary to operate KRON-TV and BayTV in the manner conducted by Chronicle Publishing as of the date of the merger agreement;

  . maintain the books of account and records of KRON-TV and BayTV in the usual, regular and ordinary manner and consistent with past practices;

  . maintain accounts receivable and accounts payable related to KRON-TV and BayTV at levels consistent with past practices; and

  . take, or cause to be taken, all commercially reasonable actions within its powers to cause to be satisfied, at or prior to the effective time of the merger, all conditions to the obligations of Young and merger sub to consummate the merger.

   During the same period, Chronicle Publishing has agreed that it will not (whether or not any such actions relate to KRON-TV and BayTV, but excepting any actions which relate to its business other than KRON-TV or BayTV):

  . redeem or repurchase any outstanding shares of its common stock;

  . split, combine, reclassify or recapitalize any class of its common stock;

  . authorize for issuance, issue, sell, pledge, deliver or commit to issue, sell, pledge or deliver any common stock (including any options to acquire any of its common stock) or any securities convertible into or exchangeable for any class of its common stock;

  . amend its Articles of Incorporation or Bylaws;

  . other than in the ordinary course of business, enter into any real property leases,

  . other than in the ordinary course of business and consistent with past practices, sell, abandon or make any other disposition of any of its assets, other than the assets of its businesses other than KRON-TV and BayTV and certain other excluded assets;

  . grant or incur any lien or encumbrance (other than certain permitted encumbrances) on any of its assets, other than the assets of its businesses other than KRON-TV and BayTV;

  . other than in the ordinary course of business or pursuant to its agreements providing for the sale of its businesses other than KRON-TV and BayTV, incur or assume any liability that will continue to exist at the effective time of the merger;

  . make any acquisition of any capital stock or all or substantially all of the assets, properties or businesses of any other entity or organization; or

  . make any material amendments to the agreements providing for the sale of its businesses other than KRON-TV and BayTV.

   In addition, during the same period, Chronicle Publishing has agreed that it will not (only to the extent such actions relate to KRON-TV or BayTV):

  . change or agree to rearrange in any material respect the character of KRON-TV or BayTV;

  . except with respect to any amendment to the pension plan of Chronicle
    Publishing which would not increase the contribution obligation of Chronicle Publishing thereunder, adopt, enter into or amend any arrangement which is or would be a benefit plan applicable to KRON-TV or BayTV employees unless otherwise required by applicable law or the merger agreement or make any change in any actuarial methods or assumptions used in funding any benefit plan applicable to KRON-TV or BayTV employees or in the assumptions or factors used in determining benefit equivalencies thereunder, provided that the foregoing will not prevent Chronicle Publishing from amending its pension plan to provide for lump sum distributions thereunder;

  . knowingly waive any right of material value;

  . make any material write-down of inventory or material write-off as uncollectible of accounts receivable;

  . increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the employees of KRON-TV or BayTV, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required by any existing contract or law;

  . make any payment or commitment to pay any severance or termination pay to any employee of KRON-TV or BayTV or any independent contractor, consultant, agent or other representative of KRON-TV or BayTV, other than payments or commitments to pay such employees in the ordinary course of business consistent with past practice;

  . enter into any commitments to make capital expenditures payable after the effective time of the merger in an aggregate amount exceeding $1,000,000; or

  . knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of Chronicle Publishing, Young or merger sub to effect the merger to fail to be satisfied.

   Notwithstanding the foregoing or any other provisions of the merger agreement, however, Chronicle Publishing may distribute certain excluded assets to its stockholders and perform its obligations under its other agreements providing for the sale of its businesses other than KRON-TV and BayTV, and distribute the proceeds from any such sale, transfer or other disposition to its stockholders or to any entity designated by them.

   Chronicle Publishing has also agreed not to take any action, and to use its reasonable efforts not to permit any action to be taken, which would cause Chronicle Publishing to lose its tax status as an S corporation for federal or state income tax purposes.

   Subject to the terms of a confidentiality agreement, Chronicle Publishing has agreed, until the earlier of the termination of the merger agreement or the effective time of the merger, that it will afford to Young and its agents and representatives reasonable access to employees and assets of the business and all relevant books, records and documents of or relating to the business, Chronicle Publishing and the election to be subject to Subchapter S of the Internal Revenue Code. Chronicle Publishing has also agreed to afford to Young and its agents and representatives reasonable access to Chronicle Publishing's accountants, auditors and suppliers for reasonable consultation or verification of information.

 Conduct of Business by Young Prior to the Merger

   Young has agreed that until the earlier of the termination of the merger agreement or the effective time of the merger, Young will not:

  . declare, set aside or pay any dividends on or make any distributions in respect of, its stock, other than dividends of shares of common stock and regular quarterly cash dividends consistent with past practices;

  . amend its charter or organizational documents;

  . adopt a plan of liquidation or resolutions providing for or authorizing a plan of liquidation;

  . take any action that could reasonably be expected to delay the merger;

  . take, offer to take or agree to take any actions described above, or any other actions which could result in any of the conditions specified in the merger agreement to the obligations of Young and merger sub to fail to be satisfied; or

  . knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of Chronicle Publishing, Young or merger sub to effect the merger to fail to be satisfied.

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

   In addition, during the same period, Young has agreed that it will take, or cause to be taken, all commercially reasonable actions within its powers to cause to be satisfied, at or prior to the effective time of the merger, all conditions to the obligations of Chronicle Publishing to consummate the merger.

 Governmental and Third Party Approvals; Defense of Litigation

   Young and Chronicle Publishing have agreed to use their commercially reasonable best efforts to take all appropriate action to consummate the merger, including preparing and filing all necessary documentation to obtain all approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the merger (including all filings required by regulations of the FCC and under the HSR Act or any applicable anti-trust law or regulation) defend any litigation or administrative proceeding adversely affecting the merger.

 Director and Officer Insurance

   Prior to the effective time of the merger, Chronicle Publishing will purchase a prepaid policy of directors' and officers' liability insurance insuring its officers and directors covered by its existing directors' and officers' liability insurance policy for an aggregate period of no less than six years with respect to claims arising from facts or events that occurred on or before the effective time of the merger, including with respect to the transactions contemplated by the merger agreement.

 Employee Benefits

   Chronicle Publishing has agreed that, prior to the effective time of the merger, it will terminate the employment of all of its employees other than employees who are parties to an employment agreement with Chronicle Publishing, who are covered by a collective bargaining agreement with Chronicle Publishing, or who Young identifies in a written statement. Following the merger, Young must cause merger sub to employ the employees whose employment was not terminated by Chronicle Publishing. Young has agreed that any retained employees who are not covered by a collective bargaining agreement will be employed at a salary and on terms and conditions (excluding employee benefits) that are at least as favorable in the aggregate as those provided by Chronicle Publishing prior to the merger. Young has also agreed that all retained employees (whether or not covered by a collective bargaining agreement) will receive the same type and level of employee benefits as provided by Chronicle Publishing prior to the merger for at least 18 months following the merger. Young may change the type and level of benefits provided to any retained employees following this 18-month period. Notwithstanding the foregoing or any other provision of the merger agreement, all retained employees who are covered by a collective bargaining agreement to which Chronicle Publishing is a party will continue to receive benefits in accordance with the terms of such agreement.

 Income Tax Matters; Retention, Delivery and Access to Chronicle Publishing Books and Records

   Chronicle Publishing and Young have agreed that the stockholders of Chronicle Publishing will be entitled to control (with certain limitations) all income tax returns for Chronicle Publishing for all periods ending on or prior to the effective time of the merger. In addition, the stockholders of Chronicle Publishing will have control (with certain limitations) over any audits or other investigations relating to Chronicle publishing's income tax returns for the same periods. Notwithstanding the foregoing and any other provisions of the merger agreement, Young will have certain oversight and participation rights in respect of the income tax returns of Chronicle Publishing for any periods ending prior to the effective time of the merger that may affect Young.

   From and after the effective time of the merger, Young has agreed to preserve all books and records of Chronicle Publishing or, instead, to transfer such books and records to a representative of the Chronicle Publishing stockholders. Whether or not such books and records are transferred to the Chronicle Publishing stockholders, Young has agreed to deliver to Chronicle Publishing's stockholders a sufficient amount of

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

financial information regarding Chronicle Publishing to enable the Chronicle Publishing stockholders to prepare Chronicle Publishing's income tax returns (for income attributable to Chronicle Publishing) for all periods prior to the effective time of the merger. Moreover, following the merger, Young has agreed to afford all Chronicle Publishing stockholders with reasonable access to the employees, books and records of Chronicle Publishing in order to enable such stockholders, among other things, to prepare Chronicle Publishing's income tax returns (for income attributable to Chronicle Publishing) for all periods prior to the effective time of the merger.

Election of Young to Separately Purchase Broadcast Licenses

   Young may elect, by notice delivered to Chronicle Publishing no less than thirty days in advance of the effective date of the merger, to demand that Chronicle Publishing sell and assign to a subsidiary designated by Young all broadcast station licenses used in the operation of KRON-TV and BayTV for $195 million in cash. In such case, the total cash portion of the merger consideration will be reduced by $195 million.

Sale of Other Businesses; Conversion to Asset Purchase Agreement

   The merger agreement contemplates that, prior to the effective time of the merger, Chronicle Publishing will effect the sale or other disposition of its businesses other than KRON-TV and Bay-TV, and distribute the net proceeds of such dispositions, and certain other assets specified in the merger agreement, to the stockholders of Chronicle Publishing.

   Chronicle Publishing's closing of the sale of its businesses other than KRON-TV or BayTV is a condition precedent to the respective obligations of each of Young and Chronicle Publishing to effect the merger. If all conditions precedent to the merger have been satisfied but for the sale of Chronicle Publishing's other businesses, Chronicle Publishing, by notice to Young, may elect to have the terms and conditions of the merger agreement superceded and replaced by an asset purchase agreement containing, other than as described below, terms and conditions which are substantially similar to the merger agreement.

   Young will also have the option to elect to have the terms and conditions of the merger agreement superceded by an asset purchase agreement, if all conditions precedent to the merger, other than the sale of the other businesses, have been satisfied and either:

  . after April 30, 2000, Chronicle Publishing does not have a reasonable expectation that it will complete the sale of its businesses other than KRON-TV and BayTV prior to August 31, 2000; or

  . the merger has not been effected by June 30, 2000 (or, if applicable, by the later date for giving of notice of termination established pursuant to the merger agreement). Either Chronicle Publishing or Young may elect to extend the date on which notice of termination may be given from June 30, 2000 to August 31, 2000 if the consent of the FCC approving the transfer of broadcast licenses has not become a final order by June 30, 2000 or if the registration statement of which this joint proxy statement/prospectus forms a part is not effective by June 30, 2000, provided that neither Chronicle Publishing nor Young may so extend the applicable termination date if either of the foregoing conditions has failed to be satisfied due to a breach of the merger agreement by Chronicle Publishing or Young, as the case may be. Chronicle Publishing may also elect to extend the applicable termination date to August 31, 2000 if Chronicle Publishing's sale of its assets other than KRON-TV and BayTV has not taken place by June 30, 2000 and Chronicle Publishing has a reasonable expectation that it will effect those sales by August 30, 2000. In the latter circumstance, Chronicle Publishing must pay to Young a fee of $6,666.00 for each day that the termination date is extended past June 30, 2000.

   Under the terms of the asset purchase agreement, Chronicle Publishing will sell, and merger sub will purchase, the assets of Chronicle Publishing used in the business of KRON-TV and Bay-TV and assume specified liabilities of Chronicle Publishing relating thereto for the same consideration contemplated by the merger agreement. The asset purchase agreement would provide that the representations and warranties, and restrictions on Chronicle Publishing's conduct of business pending the closing, set forth in the asset purchase agreement would only relate to the businesses being purchased by Young. The closing documents will be typical of an asset transaction, and Young will assume all tax liabilities (other than income tax liabilities) relating primarily to KRON-TV and BayTV. The escrow amount would be $30 million, with $15 million (less claims made or any amount paid out of the escrow account) being released to Chronicle Publishing six months after the closing and the remaining amounts (less claims then pending against the escrow) being released one year after the closing.

   In the event either Young or Chronicle Publishing elects to exercise its option to supercede and replace the merger agreement with an asset purchase agreement containing terms as described above, the merger agreement will be deemed terminated, and Young and Chronicle Publishing have agreed to use their commercially reasonable efforts to effect a closing of the asset purchase transaction within ten days of written notice, or as soon as possible thereafter.

Validity of Subchapter S Election Condition Precedent; Conversion to Asset Purchase Agreement or Payment of Termination Fee

   Chronicle Publishing has filed a valid election to be treated as an S corporation for United States federal income tax purposes. As an S corporation, Chronicle Publishing is generally not subject to United States federal income tax. The continuing validity of Chronicle Publishing's election is a condition precedent to the obligation of Young to consummate the merger.

   Chronicle Publishing's election to be treated as an S corporation will be terminated if, among other things, (a) any Chronicle Publishing stockholder is not a permitted S corporation stockholder or (b) the number of Chronicle Publishing's stockholders, as determined under special rules applicable to S corporations, exceeds 75. No agreement or other arrangement currently exists that would, by contract, prevent either of these conditions from being satisfied, although some of Chronicle Publishing's stockholders have entered into such an agreement.

   In the event all of the conditions precedent to the respective obligations of Young and Chronicle Publishing to effect the merger have been satisfied, other than the condition to the obligation of Young that the Chronicle Publishing's Subchapter S election be in effect, then Young, by notice to Chronicle Publishing, may elect to have the terms and conditions of the merger agreement superceded and replaced by an asset purchase agreement. In such event, the merger agreement shall be deemed terminated and replaced by an asset purchase agreement containing terms as described above, and Young and Chronicle Publishing have agreed to use their commercially reasonable efforts to effect a closing of the transaction within ten days of such written notice, or as soon as possible thereafter.

   Notwithstanding the foregoing, Chronicle Publishing may negate Young's election to convert the merger agreement to an asset purchase agreement if Chronicle Publishing pays Young $25 million in cash within five business days of its receipt of written notice of election from Young. In the event of such payment, both the merger agreement and the asset purchase agreement will be terminated. Chronicle Publishing believes that termination fees are not an unusual feature of transactions such as the merger. The amount of the termination fee was determined by arm's length negotiation between Young and Chronicle Publishing. In determining the fairness of the merger to the stockholders of Chronicle Publishing, the Chronicle Publishing board took into account the relatively small amount of the termination fee in relation to the size of the transaction and the limited circumstances in which it might be paid.

Registration of Shares of Young's Class A common stock

   The merger agreement includes undertakings of Young to promptly prepare and file with the SEC, and of Chronicle Publishing to cooperate in the preparation of, a registration statement of which this joint proxy statement/prospectus is a part covering the shares of Young's Class A common stock issuable upon effectiveness of the merger. Young and Chronicle Publishing have each undertaken to use all reasonable efforts to have the registration statement declared effective as promptly as practicable and to remain effective until after the merger has been completed. Young has also agreed to file a post-effective amendment to the registration statement to permit stockholders of Chronicle Publishing who cannot freely transfer their shares of Young's Class A common stock received in connection with the merger in the absence of such post-effective amendment, to freely transfer their shares.

Conditions to Obligations to Effect the Merger

   The respective obligations of Young and Chronicle Publishing to effect the merger are subject to the satisfaction of several conditions, including among other things, the following:

  . the stockholders of Chronicle Publishing shall have approved and adopted the merger agreement;

  . the stockholders of Young shall have approved the issuance of the shares of Young's Class A common stock to be issued upon effectiveness of the merger;

  . no order, executive order, stay, decree, judgment or injunction or statute, rule or regulation shall be in effect that prohibits the consummation of the merger;

  . any waiting period applicable to the merger under the HSR Act shall have terminated or expired;

  . the FCC shall have consented to the transfer of broadcasting licenses from Chronicle Publishing to merger sub and the consent shall have become a final order;

  . the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part shall have become effective and not be the subject of any stop order, and any material blue sky laws will have been complied with; and

  . Chronicle Publishing shall have closed the sales of its assets other than KRON-TV and BayTV, and not be in possession of certain excluded assets.

   Except as may be waived in writing by Chronicle Publishing, the obligation of Chronicle Publishing to effect the merger is also subject to the satisfaction of the following additional conditions, among other things:

  . the representations and warranties of Young in the merger agreement shall be true and correct in all material respects as of the date of the merger, except for those representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such particular date;

  . Young shall have delivered registration rights agreements affording to the stockholders of Chronicle Publishing certain registration rights with respect to the shares of Young's common stock issued to them in the merger;

  . Young shall have performed and complied in all material respects, with all obligations required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger;

  . no event shall have occurred which had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition of Young; and

  . Young shall have delivered registration rights agreements affording
    Chronicle Publishing stockholders certain registration rights with respect to the shares of Young's Class A common stock issued to them in the merger.

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

   Except as may be waived in writing by Young, the obligation of Young to effect the merger is also subject to the satisfaction of the following additional conditions, among other things:

  . the representations and warranties of Chronicle Publishing in the merger agreement shall be true and correct as of the date of the merger, except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such particular date, and Chronicle Publishing shall have performed and complied with all obligations required to be performed and complied with by it under the merger agreement at or prior to the effective time of the merger, except where the failure to be so true and correct, and the failure to so perform and comply, would not result in damages in the aggregate in excess of $10 million, and except for changes specifically permitted or required by the merger agreement;

  . no event shall have occurred which had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition of Chronicle Publishing,

  . the election of Chronicle Publishing to be taxed under Subchapter S of the Internal Revenue Code shall continue to be valid and in effect;

  . the shares of Young's Class A common stock to be issued in connection with the merger shall have been approved for listing on The Nasdaq National Market System;

  . the holders of no more than 5% of the outstanding shares of Chronicle
    Publishing's common stock shall have validly exercised and not withdrawn any appraisal rights under Nevada law.

Termination

   The merger agreement provides that prior to the consummation of the merger, the merger agreement may be terminated:

  . by mutual written consent of Young and Chronicle Publishing;

  . by either Young or Chronicle Publishing if:

   . any court or other governmental entity has issued an order, decree or ruling which cannot be appealed and which makes the merger illegal or prohibits the consummation of the merger, provided that neither Chronicle Publishing nor Young may avail itself of this termination right unless such party has used its commercially reasonable best efforts to oppose any such governmental order, decree or ruling;

   . if the consent of the FCC to the transfer of broadcast licenses from Chronicle Publishing to merger sub does not become a final order by June 30, 1999 (or any extension of that date, as described below), provided that neither Chronicle Publishing nor Young may avail itself of this termination right if such party is then in material default under the merger agreement or such party has caused or taken actions that materially contributed to this result;

   . if the FCC elects to hold a hearing on the transfer of broadcast licenses from Chronicle Publishing to merger sub, provided that neither Chronicle Publishing nor Young may avail itself of this termination right if such party is then in material default under the merger agreement or such party has caused or taken actions that materially contributed to the decision to hold a hearing; or

   . the merger is not consummated by June 30, 1999, or a later date as described below, so long as the terminating party did not prevent consummation of the merger by failing to fulfill any of its obligations under the merger agreement.

   Either Chronicle Publishing or Young may elect to extend the date on which notice of termination may be given from June 30, 2000 to August 31, 2000 if the consent of the FCC approving the transfer of broadcast licenses has not become a final order by June 30, 2000 or if the registration statement of which this joint proxy statement/prospectus forms a part is not effective by June 30, 2000, provided that neither Chronicle Publishing nor Young may not so extend the applicable termination date if either of the foregoing conditions has failed to

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

be satisfied due to a breach of the merger agreement by Chronicle Publishing or Young, as the case may be. Chronicle Publishing may also elect to extend the applicable termination date to August 31, 2000 if Chronicle Publishing's sale of its assets other than KRON-TV and BayTV has not taken place by June 30, 2000 and Chronicle Publishing has a reasonable expectation that it will effect those sales by August 30, 2000. In such circumstances, Chronicle Publishing must pay to Young a fee of $6,666.00 for each day that the termination date is extended past June 30, 2000.

   There are no termination fees payable if the merger agreement is terminated for any of the reasons specified above.

Expenses

   Other than the costs of preparing and filing the registration statement of which this joint proxy statement/prospectus is a part, which shall be paid by Young, Young and Chronicle Publishing will bear their own expenses in connection with the merger agreement and the merger.

Amendment and Waiver

   Young and Chronicle Publishing may amend the merger agreement at any time, but, after approval of the merger agreement by the Chronicle Publishing stockholders, no amendment may be made that by law requires further approval by the stockholders of Chronicle Publishing without such further approval.

   At any time prior to the agreed upon time for the closing of the merger, Young and Chronicle Publishing may:

  . extend the time for the performance of any of the obligations or other acts required by the merger agreement;

  . waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered in connection with the merger agreement; and

  . waive compliance with any of the agreements or conditions contained in the merger agreement.

   Amendments and waivers must be in writing and signed by the party granting the extension or waiver.

Survival of Representations and Warranties

   Except as set forth in the following sentence, the representations and warranties of Chronicle Publishing, Young and merger sub contained in the merger agreement will not survive the merger. The representations and warranties of Chronicle Publishing regarding undisclosed liabilities, ownership of tangible personal property, employee benefit plans, litigation, tax matters and environmental matters will survive the merger for a period of one year. Claims for indemnification by Young or merger sub on account of a breach of representations and warranties by Chronicle Publishing must be brought within the one year period. None of the covenants or agreements of the parties set forth in the merger agreement will survive the merger, except to the extent such covenants and agreements, by their terms, contemplate performance after the merger.

Escrow Fund

   In accordance with the terms of the merger agreement, Young and Chronicle Publishing will designate an escrow agent to serve as escrow agent pursuant to an escrow agreement to be delivered prior to the effective time of the merger. A representative of the stockholders of Chronicle Publishing immediately prior to the merger will also be a party to the escrow agreement. At the closing of the merger, Young will deduct $50 million in cash from the cash consideration otherwise payable by Young to the Chronicle Publishing stockholders in connection with the merger, and deposit such amount with the escrow agent. The $50 million escrow deposit will be held by the escrow agent under the terms of the escrow agreement for the benefit and on

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

behalf of the holders of Chronicle Publishing common stock outstanding immediately prior to the merger, other than those stockholders who elect to exercise statutory rights of dissent, and as the sole source of payment for the indemnification obligations described below.

 Indemnification from Escrow Fund

   Young and merger sub may seek indemnification from, and shall have the right to be indemnified out of, the escrow fund for (a) any and all direct damages, loss, liability and expense (including, without limitation, reasonable expenses for investigation and reasonable attorney's fees but excluding punitive and similar non-compensatory damages, which, excluding punitive and similar non-compensatory damages, are collectively referred to as "damages") incurred or sustained by any of them arising out of any breach of any representation and warranty of Chronicle Publishing surviving the merger and (b) any and all damages incurred or sustained by Young and merger sub arising out of any claims with respect to indemnified liabilities, as described below.

   Indemnified liabilities include any liability of Chronicle Publishing existing on, or arising after but primarily relating to periods prior to the effective time of the merger which are not related primarily to KRON-TV and BayTV, including liabilities for taxes incurred prior to the effective time and claims for indemnification against Chronicle Publishing pursuant to the agreements providing for the sale of Chronicle Publishing's businesses other than KRON-TV and BayTV, regardless of when such claim is asserted.

   Indemnified liabilities also include any damages incurred by merger sub, as the corporation surviving the merger, as a result of, or incident to, any matter pertaining to any benefit plan that has been or will be assumed pursuant to the agreements providing for the sale of Chronicle Publishing's businesses other than KRON-TV and BayTV. Claims for indemnification on account of indemnified liabilities may be brought only within the three year period following the effective time of the merger.

   Indemnified liabilities do not include:

  . any liabilities incurred in connection with or relating to shares of Chronicle Publishing common stock held by stockholders who exercised statutory rights of appraisal;

  . liabilities (exclusive of liabilities for taxes incurred prior to the effective time of the merger and claims for indemnification pursuant to the other agreements providing for the sale of Chronicle Publishing's businesses other than KRON-TV and BayTV) of merger sub to stockholders of Chronicle Publishing immediately prior to the merger arising out of the merger agreement;

  . liabilities included in corporate expenses of Chronicle Publishing for which there was an adjustment to the total cash consideration payable by Young in connection with the merger; and

  . liabilities arising out of any (A) increase in the aggregate present value of the accrued benefits or (B) decreases in the fair market value of the assets of, the pension plan of Chronicle Publishing, in either case, during the period commencing on the effective date of the merger.

 Claims Procedure

   To assert a claim for indemnification pursuant to the escrow fund, Young must notify the Chronicle Publishing stockholder representative within a commercially reasonable time after becoming aware of the basis for a claim, and within the applicable one or three year period during which a claim for indemnification may be asserted.

   In the event of a claim by any third party, including a governmental authority, the Chronicle Publishing stockholder representative has the right to undertake the settlement or defense of any such claim with counsel of his choice reasonably acceptable to Young. If the Chronicle Publishing stockholder representative does not undertake the defense of any such third party claim within a reasonable time after notice from Young, Young, upon further notice to the Chronicle Publishing stockholder representative, has the right to undertake the

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

settlement or defense of any such claim with counsel of its choice. If there is a reasonable probability that a third party claim may materially and adversely affect Young, Young, at its own expense, has the right to participate in the defense or settlement of the claim. Without Young's consent, which may not be unreasonably withheld or delayed, the Chronicle Publishing stockholder representative may not settle any third party claims which are other than for money damages only and does not include the giving by the claimant to Young of a release from all liability in respect of third claims. Young, at its sole cost and expense, may consult with the Chronicle Publishing stockholder representative and his counsel regarding any third party claim being defended by the Chronicle Publishing stockholder representative, and there shall be cooperation among Young, the Chronicle Publishing stockholder representative and their counsel with respect to the third party claim.

   Each of the Chronicle Publishing stockholder representative and Young, as to the third party claims they have undertaken the defense of, will have an obligation to keep the other informed of the status of the defense of such third party claim and furnish the other with all documents and information reasonably requested in connection therewith. The stockholder representative, at his sole cost and expense, will have the right to consult with Young and its counsel regarding any third party claim being defended by Young, and there shall be cooperation among the Chronicle Publishing stockholder representative, Young and their respective counsel with respect to the third party claim. Young shall not pay, settle, adjust or compromise any indemnified liability or third party claim without the prior written consent of the Chronicle Publishing stockholder representative, which consent shall not be unreasonably withheld or delayed.

 Dollar Limitation on Indemnification; Other Indemnification Matters

   Claims for indemnification for damages arising out of a breach of any representation and warranty in the merger agreement will be recoverable only in the event the accumulated amount of damages with respect to such claims exceeds $10 million in the aggregate (and shall be recoverable only for amounts in excess of the $10 million limitation). Claims for indemnification on account of any indemnified liability will be recoverable from the first dollar of the claim asserted and on a dollar-for-dollar basis.

   The amount of any damages, or claim for damages, will be:

  . reduced by any amounts recovered by Young or merger sub under insurance policies or other arrangements for which other persons are responsible for such damages or claims, net of costs of collection;

  . increased to take account of any tax cost incurred by Young or merger sub by reason of the receipt of any indemnity payment; and

  . reduced to take account of any tax benefit realized by Young or merger sub by reason of the incurrence or payment of such damage.

   Young and merger sub will not be entitled to indemnification for damages incurred or sustained by them arising out of a breach of any representation and warranty covering environmental matters to the extent the damages arise from or are due to any use of any real property in any manner other than the use of any such real property on the effective date of the merger, or unless the response activities, as defined in the following sentence, are required by any environmental law. Response activities includes the performance of any investigation, clean-up, removal, containment or other remediation or response actions required under any applicable environmental laws.

   Any claims for indemnification on account of damages for response activities shall be limited to damages incurred to meet the least stringent standards or requirements that Young or merger sub is required to meet under the applicable environmental laws and to use the affected real property to conduct the business. If any claim involves a response activity for which a third party has or reasonably may be expected to have liability under any environmental law, Young or merger sub may not waive or compromise any claims for contribution or indemnity against any such third party. To the extent Young or merger sub is indemnified from the escrow

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

fund for damages resulting from a response activity for which a third party has or may reasonably be expected to have liability under any environmental law, Young or merger sub, as applicable, shall assign to the Chronicle Publishing stockholder representative any claim for contribution or indemnity against such third party in respect to such damage. Young or merger sub, without incurring out-of-pocket expenditures, must cooperate with the Chronicle Publishing stockholder representative in respect to any claim for contribution or indemnity that the Chronicle Publishing stockholder representative may bring against any third party related to environmental matters.

   The amount of any claim from the escrow fund for indemnification on account of any breach of any representation and warranty covering environmental matters shall be reduced by amounts recovered by Young or merger sub from any third party.

   Any payment made to Young or merger sub from the escrow fund shall be treated by the parties to the merger agreement as a purchase price adjustment for tax purposes.

   The indemnification provisions described above are the sole and exclusive remedy of Young or merger sub with respect to any and all claims and actions, suits or proceedings relating to the subject matter of the merger agreement and the transactions contemplated by the merger agreement. The merger agreement sets forth an express waiver by Young and merger sub of any and all other claims, rights and causes of action which any of them or their affiliates may now or hereafter have relating to the subject matter of the merger agreement.

   Young, merger sub and the stockholder representative must cooperate with each other in respect to resolving any claim. Young and merger sub must use their reasonable efforts not to take any actions with the intention of provoking a governmental authority to make a claim that it would not otherwise have made.

 Release of Escrow Fund

   The escrow agreement will provide that, on the first anniversary of the effective time of the merger, the escrow agent will release from escrow and pay to the Chronicle Publishing stockholder representative, or as designated in writing by the Chronicle Publishing stockholder representative, a sum equal to one-half of the initial escrow deposit plus income and interest (net of taxes paid thereon) accrued with respect thereto, less the amount, as of such date, of (a) all claims for indemnification made by Young (on behalf of itself and merger sub), whether or not disbursed from the escrow fund, exclusive of claims disputed by the Chronicle Publishing stockholder representative and (b) all disputed claims and interest and income (net of taxes paid thereon) accrued on such amount from the date of the escrow agent's receipt of Young's notice of claim in respect of such disputed claims.

   The escrow agreement will further provide that, on the third anniversary of the effective time of the merger, the escrow agent will release from escrow and deliver to the Chronicle Publishing stockholder representative, or as designated in writing by the Chronicle Publishing stockholder representative, the initial escrow deposit, inclusive of interest and income thereon, less the sum, as of such date, of (a) amounts released or disbursed on the first anniversary of the effective time of the merger or as to which a claim had been made by the first anniversary of the effective time and later released or disbursed , (b) all claims for indemnification by Young that have not become disbursed claims and (c) all claims of Young disputed by the Chronicle Publishing stockholder representative and interest and income, net of taxes paid thereon, accrued on such amount from the date of the escrow agent's receipt of Young's claim in respect of such disputed claim. The amount referred to in clause (c) above is herein referred to as the retained amount.

   Upon resolution of all claims for indemnification by Young, including claims disputed by the stockholder representative, any retained amounts not paid to Young shall be paid to the Chronicle Publishing stockholder representative or as designated in writing by the Chronicle Publishing stockholder representation.

   Young and the stockholders of Chronicle Publishing immediately prior to the effective time of the merger will each pay one-half of the escrow agent's compensation for its services, and reimburse one-half of all expenses, including fees and disbursements of counsel, incurred by the escrow agent.

   Amounts payable to the escrow agent by the stockholders of Chronicle Publishing immediately prior to the effective time of the merger will be paid solely out of the initial escrow deposit plus interest and income earned thereon.

   The Chronicle Publishing stockholder representative will also be entitled to reimbursement of expenses incurred in connection with his or her defense of third party claims from the funds held by the escrow agent. Such reimbursement shall not be permitted if the sum of:

  . the reimbursable expenses;

  . the amounts paid to the escrow agent as compensation for services and as reimbursement of expenses from the escrow fund for the account of the stockholders of Chronicle Publishing immediately prior to the merger; and

  . any indemnification payments made to the escrow agent pursuant to the provisions of the escrow agreement indemnifying the escrow agent for losses, liabilities and expenses incurred by the escrow agent in acting under the escrow agreement from the escrow fund for the account of the Chronicle Publishing stockholders, exceeds the aggregate amount of income and interest, net of taxes and net of interest payments on claims by Young, accrued on the initial escrow deposit through the time of such reimbursement.

Stockholder Support Agreements

   As an inducement and condition to the willingness of Young to enter into the merger agreement, stockholders who collectively held of record at the record date 62.7% of the issued and outstanding common stock of Chronicle Publishing entered into stockholder support agreements for the benefit of Young.

   In each Chronicle Publishing stockholder support agreement, each stockholder has agreed:

  . to vote all of such stockholder's shares of Chronicle Publishing common stock in favor of approval of the merger agreement and the other transactions contemplated by the merger agreement; and

  . that he, she or it will not, without the prior written consent of Young, directly or indirectly, during the term of the agreement, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of any shares of Chronicle Publishing common stock held of record by such stockholder except for a sale or other transfer to a person or entity who agrees to be bound by all of the provisions of the shareholder support agreement.

   As an inducement and condition to the willingness of Chronicle Publishing to enter into the merger agreement, stockholders who collectively held of record at the record date approximately 51% of the combined voting power of the outstanding Class A common stock and Class B common stock of Young entered into stockholder support agreements for the benefit of Chronicle Publishing.

   In each Young stockholder support agreement, each stockholder has agreed:

  . to vote all of such stockholder's shares of Young's Class A common stock and Class B common stock in favor of the issuance of shares of Young's Class A common stock and in favor of the merger and the other transactions contemplated by the merger agreement; and

  . that he or she will not, without the prior written consent of Chronicle
    Publishing, directly or indirectly, during the term of the agreement, sell, assign, transfer, or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, assignment, transfer, or other disposition of any shares, except (i) for a sale or other transfer to a person or entity who agrees to be bound by all of the provision of the shareholder support agreement of Young's Class A common stock and Class B common stock held of record by such stockholder or (ii) when, after giving effect to any such disposition, such stockholder and Adam Young beneficially own shares of Class A common stock and Class B common stock of Young representing a majority of the voting power of the outstanding capital stock of Young.

   The stockholder support agreements will terminate upon the effectiveness of the merger or the earlier termination of the merger agreement.

Registration Rights Agreement

   The merger agreement contemplates that Young and a representative of the stockholders of Chronicle Publishing immediately prior to the effectiveness of the merger will enter into a registration rights agreement affording to those stockholders additional registration rights with respect to the shares of Young's Class A common stock received in connection with the merger.

   This agreement will afford to the former Chronicle Publishing stockholders the right, on three separate occasions, to require Young to use its best efforts to effect a registration under the Securities Act of 1933 of the shares of Young's Class A common stock received by such stockholders in the merger. Other than for the first registration effected pursuant to this provision, Young will not be obligated to file a registration statement within six (6) months after the effective date of any other registration statement of Young. In addition, Young may delay such registration for 90 days if it in good faith determines that the requested registration would adversely affect a planned registration or other significant corporate activity.

   The agreement will also afford to the former Chronicle Publishing stockholders the right to include their shares of Young's Class A common stock in other registration statements filed by Young under the Securities Act of 1933, subject to customary limitations.

   The registration rights agreement includes customary provisions as to the procedures to be followed by Young in connection with any registration statement subject to the agreement, and contains customary indemnification undertakings by Young and by the stockholders in connection with registration statements subject to the agreement.

   The expenses of preparing registration statements subject to the agreement (other than underwriting discounts, selling commissions and any transfer taxes) shall be borne by Young. Young shall also be responsible for the fees and expenses of one counsel selected by the former stockholders of Chronicle Publishing, not to exceed $15,000 in any one registration statement. In the event Young files a registration statement at the request of the Chronicle Publishing stockholders which is withdrawn at the request of such holders, the holders shall pay the expenses of preparing and filing such registration statement.

   The registration rights agreement also provides that, so long as the former holders of Chronicle Publishing common stock own at least 10% of the outstanding shares of Young's Class A common stock, they shall have the right to designate one non-voting observer to attend and participate in (but not to vote at) all meetings of the Young board.

             PROPOSAL TO AMEND YOUNG'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE REQUIRED MINIMUM PERCENTAGE OWNERSHIP
              OF YOUNG'S COMMON STOCK BY YOUNG'S MANAGEMENT GROUP

   Young has three classes of common stock, designated as Class A, Class B and Class C. Each class of common stock has substantially identical rights, except with respect to voting. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of Class B common stock are entitled to ten votes per share, except in connection with certain significant transactions. Holders of Class C common stock, none of which is presently outstanding, would not be entitled to vote, except in connection with any change to Young's certificate of incorporation that would adversely affect their rights as holders of such class of common stock. All classes of common stock entitled to vote on any matter vote together as a single class except as otherwise required by law.

   All shares of Young's Class B common stock which are issued and outstanding are held by Young's management and by or in trust for family members of management. Young's certificate of incorporation provides for a defined "management group" which includes such members of management and also includes a defined group of relatives of Vincent Young and Adam Young, the Chairman and Treasurer, respectively, of Young, as well as entities controlled by Messrs. Young and such relatives. In the event any Class B common stock is transferred outside of the management group, such common stock will automatically be converted into Class A common stock. In addition, if the total number of shares of common stock held by members of the management group falls to below 5% of the total number of shares of common stock outstanding, all of the outstanding Class B common stock automatically will be reclassified as Class A common stock.

   The dual class voting structure of Young's common stock was created as part of a recapitalization implemented by Young in November 1994 in connection with Young's initial public offering. This structure was recommended by the lead underwriter of Young's initial public offering, and approved by Young's directors and stockholders, recognizing that the success of Young had and would continue to depend upon the existing owners and management. The lead underwriter sought to ensure that the management skills and decision making process that were responsible for Young's prior successes would continue after Young's initial public offering and to ensure that such persons would maintain a meaningful economic interest in Young. The structure was also recommended to address FCC change of control issues that commonly arise in broadcast television companies, which generally are governed by voting control. At the time of Young's initial public offering, the minimum percentage of common stock ownership by the management group necessary to maintain the Class B common stock classification was 10%. This minimum percentage was reduced to 5% by stockholder approval at Young's 1998 annual meeting.

   Concurrently with the completion of Young's initial public offering, Young entered into its senior credit facility with a group of lending institutions which required and continues to require that a specific group of holders, similar to those comprising the management group, retain voting control of Young. The failure to retain such control is an event of default under the senior credit facility and could result in an acceleration of the amounts outstanding thereunder. In addition, Young's indentures relating to each of its four outstanding series of senior subordinated notes have change in control provisions with a defined group of holders similar to those comprising the management group which, if triggered, would require Young to redeem the notes.

   At the time of Young's initial public offering, the management group held a total of 2,039,120 shares of common stock, representing 18.8% of the total number of shares of common stock outstanding and 80.9% of the total voting power of the common stock. As of March 20, 2000, the record date for the Young special meeting, the management group held a total of 2,382,447 shares of common stock, representing approximately 17.6% of the total number of shares of common stock outstanding and approximately 68.4% of the total voting power of the common stock.

   The Young board believes that ownership and control of Young by the management group, particularly Vincent Young and Adam Young, has been and will continue to be an essential element in its growth and success. In the past ten years, under the leadership of Vincent and Adam Young, Young has grown from an owner and operator of two television stations to twelve television stations. Excluding network-owned stations, home shopping stations and foreign language stations, Young is presently the 9th-largest television group based upon coverage, with its stations reaching approximately 11.3% of the television households in the United States. Young is presently the eighth largest ABC network affiliate group in terms of households reached and owns more ABC stations than any single operator other than ABC. The success of Young's strategies is evidenced by this rapid growth and its stations' broadcast cash flow margins, which are among the highest in the television broadcasting industry. The investment community recognizes that the success of Young is attributable to the Young family and current management. The Young board believes that a risk to current control by current owners and management would be viewed negatively by the investment community and would adversely impact on the value of Young. Thus, maintaining the current voting rights of the Class A and Class B common stock will provide continuity and stability to an experienced management team.

   Young's success to date is attributable, in part, to its well-developed acquisition strategy. Young's ability to manage costs effectively while enhancing the quality provided to station viewers gives Young an important advantage in acquiring and operating new stations. In assessing acquisitions, Young targets stations for which it has identified line item expense reductions that can be implemented upon acquisition. Young also develops specific proposals for revenue enhancement utilizing management's significant experience in local and national advertising. The Young board believes that the elimination of the 5% ownership requirement is necessary to provide Young with greater flexibility to issue additional shares of common stock or securities convertible into common stock without triggering the automatic reclassification of the Class B common stock, as described above. The elimination of such ownership requirement would enable Young to issue additional shares in connection with possible future transactions, such as financings, corporate mergers, acquisitions and other uses not presently determinable and as may be deemed to be feasible and in the best interests of Young. Young does not presently have any definitive agreements or understandings with respect to any such transaction except as described in this joint proxy statement/prospectus.

   The elimination of the ownership requirement will enable the management group to maintain its control over Young if Young issues additional shares of common stock in the future. Giving effect to the acquisition of Chronicle Publishing, Vincent and Adam Young together would beneficially own Class B common stock representing approximately 51% of the total voting power of Young's common stock and, as a result, they alone would maintain control over the election of a majority of Young's directors and, thus, over the operations and business of Young as a whole. In addition, such stockholders have the ability to prevent specific types of material transactions, certain of which could make Young a less attractive target for a takeover than it otherwise might be.

   The Young board proposes and recommends that the stockholders approve an amendment of Young's certificate of incorporation to eliminate any minimum number of shares of common stock required to be held by members of the management group. Accordingly, giving effect to such amendment, if the total number of shares of common stock held by members of the management group were to fall to below 5% of the total number of shares of common stock outstanding, the outstanding Class B common stock would not automatically be reclassified as Class A common stock.

   If approved by the stockholders, the amendment will become effective upon the filing of a certificate of amendment to Young's certificate of incorporation, setting forth the proposed amendment, with the Secretary of State of the State of Delaware.

   The Young board of directors recommends that Young's stockholders vote FOR approval of this proposed amendment to Young's certificate of incorporation.

                          PROPOSAL TO ELECT DIRECTORS

   It is proposed to elect nine directors of Young to hold office for terms of one year and until their successors shall be elected and shall qualify. At the Young special meeting, the persons named in the enclosed form of Young proxy will vote the shares covered thereby for the election of the nominees named below to the board of directors of Young unless instructed to the contrary. Each nominee is currently a director of Young.

                              Director     Principal occupation and business
 Name of Nominee          Age Since      experience during the past five years
 ---------------          --- --------   -------------------------------------
 Vincent J. Young........  52   1986   Chairman of Young since its inception in
                                       1986, member of the Compensation and
                                       Audit Committees of Young, and director
                                       and Chairman of each of Young's
                                       corporate subsidiaries. Mr. Young has
                                       served from 1980 and continues to serve
                                       as Chairman of Adam Young Inc., a
                                       national television representation firm,
                                       which merged with and into a subsidiary
                                       of the Company in March 1998. Vincent
                                       Young is the son of Adam Young.

 Adam Young..............  86   1986   Treasurer of Young since its inception,
                                       and director and and Treasurer of each
                                       of Young's corporate subsidiaries. Mr.
                                       Young is also President and Treasurer of
                                       Adam Young Inc., which he founded in
                                       1944.

 Ronald J. Kwasnick......  52   1998   President of Young since its inception,
                                       and President of each of Young's
                                       corporate subsidiaries other than Adam
                                       Young Inc., for which he serves as
                                       Executive Vice President.

 James A. Morgan.........  51   1998   Executive Vice President of Young since
                                       March 1993, and Executive Vice President
                                       of each of Young's corporate
                                       subsidiaries. From 1984 until joining
                                       Young, he was a director and Senior
                                       Investment Officer at J.P. Morgan
                                       Capital Corporation involved in
                                       investing the firm's own capital in
                                       various leveraged and early growth stage
                                       companies.

 Bernard F. Curry........  81   1994   Chairman of the Audit Committee of
                                       Young. Mr. Curry served from 1982 as a
                                       director and from December 1992 as the
                                       Chairman of the Audit Committee of
                                       Morgan Trust Company of Florida, N.A.
                                       until it was merged into J.P. Morgan
                                       Florida, FSB (now J.P. Morgan, FSB) in
                                       January 1994. He has served the
                                       surviving bank, which is an indirect
                                       wholly-owned subsidiary of J.P. Morgan &
                                       Co. Incorporated, in the same capacities
                                       since August 1991.

 Alfred J. Hickey, Jr. ..  63   1994   Chairman of the Compensation and Stock
                                       Option Committee of Young. Mr. Hickey is
                                       currently a private investor. He was
                                       Vice President--Institutional Sales of
                                       Legg Mason, a brokerage firm, from May
                                       1990 to May 1991. Mr. Hickey was a
                                       private investor from May 1991 to June
                                       1993, when he became the Vice
                                       President--International Sales of
                                       Southeast Research Partners, a brokerage
                                       firm, in which capacity he served until
                                       October 1994.

 David C. Lee............  34   1998   Member of the Compensation and Stock
                                       Option Committee of Young. Mr. Lee has
                                       been a managing director of Sandler
                                       Capital Management, a private investment
                                       and money management firm specializing
                                       in media, communications, and technology
                                       since January 1999. Prior thereto, he
                                       was a Managing Director of Lazard Freres
                                       & Co. LLC, a leading investment banking
                                       firm where he served in various
                                       capacities from March 1988 to October
                                       1994 and from April 1996 to December
                                       1998. From November 1994 to March 1996,
                                       Mr. Lee was a Managing Director of
                                       Toronto Dominion Bank, U.S.A. Division,
                                       where he headed the mergers and
                                       acquisitions group.

                          Director       Principal occupation and business
 Name of Nominee      Age Since        experience during the past five years
 ---------------      --- --------     -------------------------------------
 Leif Lomo...........  70   1994   Member of the Compensation and Stock Option
                                   Committees of Young. From 1987 to 1994, Mr.
                                   Lomo served as Chairman of A.B. Chance
                                   Industries, Inc., a manufacturer of
                                   electricity-related equipment. Prior to its
                                   acquisition by Hubbell Incorporated in April
                                   1994, Mr. Lomo also acted as President and
                                   Chief Executive Officer of A.B. Chance. From
                                   January 1995 to June 1996, Mr. Lomo served
                                   as the President of Marley Pump, a division
                                   of United Dominion Company, which is
                                   principally engaged in the manufacture and
                                   marketing of submersible pumps for small
                                   water well applications and the distribution
                                   of gasoline. Mr. Lomo is currently a private
                                   investor.

 Robert L. Winikoff..  53   1998   Member of the Audit Committee of Young.
                                   Partner of the New York City law firm of
                                   Cooperman Levitt Winikoff Lester & Newman,
                                   P.C. for more than the past five years,
                                   which has served as Young's general outside
                                   counsel since 1987.

   The Young board has an Audit Committee, a Compensation Committee and a Stock Option Committee. The Audit Committee consists of three directors, two of whom are required by Young's By-Laws to be independent directors. The current members of the Audit Committee are Bernard Curry, Robert Winikoff and Vincent Young. Its functions are to

  . recommend the appointment of independent accountants;

  . review the arrangements for and scope of the audit by independent accountants;

  . review the independence of the independent accountants;

  . consider the adequacy of the system of internal accounting controls and review any proposed corrective actions;

  . review and monitor Young's policies regarding business ethics and conflicts of interest;

  . discuss with management and the independent accountants Young's draft annual financial statements and key accounting and reporting matters; and

  . review the activities and recommendations of Young's accounting department.

   The Compensation Committee consists of four directors, two of whom are required by Young's By-Laws to be independent directors. The current members of the Compensation Committee are Leif Lomo, Alfred Hickey, David Lee and Vincent Young. The Compensation Committee has authority to review and make recommendations to the Young board with respect to the compensation of executive officers of Young.

   The Stock Option Committee consists of three directors, each of whom is a "non-employee" director (as described hereinafter under "Approval of Amendment Increasing Shares Underlying Future Grants Pursuant to Young's 1995 Stock Option Plan"). The current members of the Stock Option Committee are Leif Lomo, Alfred Hickey and David Lee. The Stock Option Committee administers the Young Broadcasting Inc. 1995 Stock Option Plan (the "Plan") and determines, among other things, the time or times at which options will be granted, the recipients of grants, whether a grant will consist of incentive stock options, nonqualified stock options and stock appreciation rights (in tandem with an option or free- standing) or a combination thereof, the option periods, whether an option is exercisable for Class A common stock or Class B common stock, the limitations on option exercise and the number of shares to be subject to such options, taking into account the nature and value of services rendered and contributions made to the success of Young. The Stock Option Committee also has authority to interpret the Plan and, subject to certain limitations, to amend provisions of the Plan as it deems advisable.

   During 1999, the Board of Directors of Young held six meetings.

   The Board of Directors recommends a vote FOR the election of the nominees to serve as directors.

               APPROVAL OF AMENDMENT INCREASING SHARES UNDERLYING
            FUTURE GRANTS PURSUANT TO YOUNG'S 1995 STOCK OPTION PLAN

   The Young board has adopted, subject to stockholder approval, an amendment to the Young Broadcasting Inc. 1995 stock option plan increasing the total number of shares with respect to which options and stock appreciation rights ("SARs") may be granted under the 1995 stock option plan from 2,300,000 to 3,300,000. The purpose of the 1995 stock option plan is to promote the interests of Young and its stockholders by strengthening Young's ability to attract and retain competent employees, to make service on the Young board more attractive to present and prospective non-employee directors and to provide a means to encourage stock ownership and proprietary interest in Young by officers, non-employee directors and valued employees and other individuals upon whose judgment, initiative and efforts the financial growth of Young largely depend.

   The 1995 stock option plan may be administered by either the entire Young board or a committee consisting of two or more members of the Young board, each of whom is a "non-employee director." The 1995 stock option plan is currently, and has been since its adoption in February 1995, administered by a stock option committee of the Young board consisting of two "non-employee directors." The current members of the stock option committee are Leif Lomo and Alfred Hickey. To qualify as a non-employee director, a director may not be eligible for grants under the 1995 stock option plan, but may receive options in respect of annual non-employee director retainer fees.

   Incentive stock options ("ISOs") may be granted only to officers and key employees of Young and its subsidiaries. Nonqualified stock options and SARs may be granted to such officers and employees as well as to agents and directors of and consultants to Young, whether or not otherwise employees of Young. In determining the eligibility of an individual for grants under the 1995 stock option plan, as well as in determining the number of shares to be optioned to any individual, the stock option committee takes into account the recommendations of Young's Chairman, Vincent Young, the position and responsibilities of the individual being considered, the nature and value to Young or its subsidiaries of his or her service or accomplishments, his or her present or potential contribution to the success of Young or its subsidiaries, the number and terms of options and SARs already held by an individual and such other factors as the stock option committee may deem relevant. In making recommendations to the stock option committee, the Chairman focuses upon individuals who would be motivated by a direct economic stake in the equity of Young. Such individuals are primarily in the executive management group and in the individual station management groups, and are evaluated by the Chairman at each grant date based upon the factors discussed above.

   Options may provide for their exercise into shares of any class of Young's common stock, Class A, Class B or Class C. As discussed elsewhere in this joint proxy statement/prospectus, each such class of common stock has substantially identical rights, except with respect to voting. Shares of Class B common stock may only be held, directly or indirectly, by members of management and certain family members of management. Accordingly, options exercisable for shares of Class B common stock may only be granted to individuals within such group.

   The 1995 stock option plan provides for the granting of ISOs to purchase Young's common stock at not less than the fair market value on the date of the option grant and the granting of nonqualified options and SARs with any exercise price. SARs granted in tandem with an option have the same exercise price as the related option. The 1995 stock option plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an optionee during the calendar year exceeds $100,000, the option will be treated as a nonqualified option. In addition, if an optionee owns more than 10% of the total voting power of all classes of Young's stock at the time the individual is granted an ISO, the option price per share cannot be less than 110% of the fair market value per share and the term of the ISO cannot exceed five years. No option or SAR may be granted under the 1995 stock option plan after February 5, 2005, and no option or SAR may be outstanding for more than ten years after its grant.

   Upon the exercise of an option, the holder must make payment of the full exercise price. Such payment may be made in cash, check or, under certain circumstances, in shares of any class of Young's common stock, or any combination thereof. SARs, which give the holder the privilege of surrendering such rights for the appreciation in the common stock between the time of the grant and the surrender, may be settled, in the discretion of the Board or committee, as the case may be, in cash, common stock, or in any combination thereof. The exercise of an SAR granted in tandem with an option cancels the option to which it relates with respect to the same number of shares as to which the SAR was exercised. The exercise of an option cancels any related SAR with respect to the same number of shares as to which the option was exercised. Generally, options and SARs may be exercised while the recipient is performing services for Young and within three months after termination of such services.

   The 1995 stock option plan may be terminated at any time by the Young board, which may also amend the 1995 stock option plan, except that without stockholder approval, it may not increase the number of shares subject to the 1995 stock option plan or change the class of persons eligible to receive options under the 1995 stock option plan.

   Giving effect to approval of this proposal and the increase in the number of shares available for grants under the 1995 stock option plan, there would be 1,441,647 additional shares available for future grants under the 1995 stock option plan. No determinations have been made regarding the persons to whom grants will be made in the future under the 1995 stock option plan or the terms of such grants.

   The Young board of directors recommends that Young's stockholders vote FOR approval of the amendment to the 1995 stock option plan.

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

   The Board of Directors, with the concurrence of the Audit Committee, has selected Ernst & Young LLP as its independent auditors for 2000. Although stockholder ratification of the Board of Directors' action in this respect is not required, the Board of Directors considers it desirable for stockholders to pass upon such appointment. If the stockholders do not ratify the appointment of Ernst & Young LLP, the engagement of independent auditors will be reevaluated by the Board of Directors.

   A representative of Ernst & Young LLP is expected to attend the Young special meeting and will be available to respond to appropriate questions from stockholders.

   The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP.

                           PRICE RANGES OF SECURITIES

Young

   Young's Class A common stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol YBTVA. The following table sets forth the range of the high and low closing sales prices of the class A common stock for the periods indicated as reported by Nasdaq:

       Quarters Ended                                              High   Low
       --------------                                             ------ ------
       March 31, 1998............................................ $55.63 $39.00
       June 30, 1998.............................................  65.00  46.50
       September 30, 1998........................................  69.00  33.38
       December 31, 1998.........................................  43.13  22.63
       March 31, 1999............................................ $45.63 $39.50
       June 30, 1999.............................................  44.38  37.75
       September 30, 1999........................................  65.00  40.00
       December 31, 1999.........................................  52.06  38.63
       March 31, 2000 (through March 23, 2000)................... $50.00 $20.75

   On November 15, 1999, which was the last trading day prior to the public announcement of the execution of the merger agreement, the last reported closing price of Young class A common stock was $51.78. On that date, there were 59 recordholders of Young common stock, although Young believes that there are other persons who are beneficial owners of Young common stock held in street name.

Chronicle Publishing

   There is not presently, nor has there been in the past, any trading market for Chronicle Publishing's common stock.

   On March 20, 2000, there were 60 recordholders of Chronicle Publishing common stock.

            YOUNG UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

              Unaudited Pro Forma Combined Statement of Operations

                                  For the Year Ended December 31, 1999
                          --------------------------------------------------------
                             Young      KRON and BAY-TV
                          Broadcasting    Acquisition   Adjustments     Pro forma
                          ------------  --------------- -----------    -----------
                             (dollars in thousands, except per share data)
Operating Data:
  Gross revenue.........  $   327,192      $154,418      $    --       $   481,610
  Less commissions......       46,533        24,268                         70,801
                          -----------      --------      --------      -----------
Net revenues............      280,659       130,150                        410,809
                          -----------      --------      --------      -----------
Operating expenses......       64,843        41,204                        106,047
Amortization of program
 rights.................       47,690        12,794                         60,484
Selling, general and
 administrative
 expenses...............       50,131        18,749                         68,880
Depreciation and
 amortization...........       47,983         5,004        25,632 (1)       78,619
Corporate overhead......        8,227           --            --             8,227
Non-cash compensation
 paid in Common Stock...       19,102           --            --            19,102
                          -----------      --------      --------      -----------
Total operating
 expenses...............      237,976        77,751        25,632          341,359
                          -----------      --------      --------      -----------
Operating income........       42,683        52,399       (25,632)          69,450
                          -----------      --------      --------      -----------
  Interest expense......      (62,981)          --        (59,320)(2)     (122,301)
  Minority interest in
   loss of BayTV........          --            450           --               450
  Other (expenses)......       (1,244)         (626)                        (1,870)
                          -----------      --------      --------      -----------
(Loss) income before
 provision for income
 taxes..................      (21,542)       52,223       (84,952)         (54,271)
Provision (benefit) for
 income taxes...........          --            --            --               --
                          -----------      --------      --------      -----------
Net income (loss).......  $   (21,542)     $ 52,223      $(84,952)     $   (54,271)
                          ===========      ========      ========      ===========
Basic loss per common
 share..................  $     (1.59)                                 $     (3.11)
                          ===========                                  ===========
Basic shares used in EPS
 calculation............   13,588,108                                   17,476,896
                          ===========                                  ===========


       See Notes to Unaudited Pro Forma Combined Statement of Operations.

                          NOTES TO UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1999

(1) Reflects the amortization of intangible assets associated with the KRON and BayTV merger over a 40 year period and increased annual depreciation resulting from the newly acquired property and equipment depreciated over new estimated useful lives. In addition, reflects the amortization expense of the new debt financing costs related to the New Senior Credit Facility.
(2) Reflects the drawdown of approximately $688.0 million from the New Senior Credit Facility at the assumed rate of 8.5% and the increased rate of the New Facility.

                   Unaudited Pro Forma Combined Balance Sheet
                               December 31, 1999

                                           KRON TV-
                                 Young      BayTV
                              Broadcasting Combined Adjustments(1)  Pro Forma
                              ------------ -------- --------------  ----------
                                          (dollars in thousands)
ASSETS
------
Current Assets:
  Cash and cash
   equivalents..............    $  2,952   $   442     $   (442)    $    2,952
  Accounts receivable less
    Allowance for doubtful
     accounts...............      65,438    32,374                      97,812
  Program rights, current...      28,269     9,170                      37,439
  Prepaid expenses and other
    Current assets..........      13,718     1,595                      15,313
                                --------   -------     --------     ----------
      Total current assets..     110,377    43,581         (442)       153,516
Property and equipment, net
 of
  Accumulated depreciation..      88,102    19,072       30,928        138,102
Program rights, noncurrent..       1,171       715                       1,886
Other noncurrent assets.....      24,706       777                      25,483
Intangible assets, net of
  Accumulated amortization..     584,102                674,172      1,258,274
Deferred financing costs,
 net of
  Accumulated amortization..      10,212                 31,500 (2)     41,712
                                --------   -------     --------     ----------
      Total assets..........    $818,670   $64,145     $736,158     $1,618,973
                                ========   =======     ========     ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------
Current liabilities:
  Bank overdraft............               $ 1,084                  $    1,084
  Accounts payable..........    $ 20,545     1,718                      22,263
  Accrued expenses..........       6,845     6,398                      13,243
  Accrued interest..........      12,682                                12,682
  Program license
   liabilities, current.....      24,441     8,437                      32,878
  Capital lease obligations,
   current..................         924                                   924
                                --------   -------     --------     ----------
      Total current
       liabilities..........      65,437    17,637          --          83,074
Program license liabilities,
 Noncurrent.................       1,538       110                       1,648
Long-term debt, noncurrent..      79,000                681,500(2)     760,500
11 3/4% Senior Subordinated
 Notes due 2004.............     120,000                               120,000
10 1/8% Senior Subordinated
 Notes due 2005.............     120,000                               120,000
9% Senior Subordinated Notes
 due 2006...................     125,000                               125,000
8 3/4% Senior Subordinated
 Notes due 2007.............     200,000                               200,000
Deferred tax liabilities....      71,450                                71,450
Capital lease obligations,
 noncurrent.................       5,586                                 5,586
                                --------   -------     --------     ----------
      Total liabilities.....     788,011    17,747      681,500      1,487,258
                                --------   -------     --------     ----------
Minority interest...........                   920                         920
Stockholders' equity:
  Common stock..............          13                      4 (3)         17
  Divisional equity.........                45,478      (45,478)           --
  Additional paid-in
   capital..................     210,860                100,132 (3)    310,992
  Accumulated deficit.......    (180,214)                             (180,214)
                                --------   -------     --------     ----------
Total stockholders equity...      30,659    45,478       54,658        130,795
                                --------   -------     --------     ----------
Total liabilities and
 stockholders' equity.......    $818,670   $64,145     $736,158     $1,618,973
                                ========   =======     ========     ==========

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                      For the Year Ended December 31, 1999

(1) To record the purchase of KRON and BayTV, Young has preliminarily allocated the purchase price to the tangible assets and liabilities based upon estimates of fair market value at December 31, 1999. The KRON Acquisition consideration is $650 million in cash plus 3.9 million shares of Young's Class A common stock, (valued at $100.1 million based on Young's closing stock price of $25.75 on February 18, 2000, exclusive of financing costs). The excess of the purchase price over amounts allocated to the tangible assets and liabilities will be amortized on a straight-line basis over periods ranging from 2 to 40 years. Final allocations are not expected to be materially different from the preliminary allocations discussed above.
(2) To record the borrowing under the New Senior Credit Facility and the deferred financing costs.
(3) To record approximately 3.9 million shares related to the KRON Acquisition.

                         YOUNG SELECTED FINANCIAL DATA

   The following table presents selected consolidated financial data of Young for the five years ended December 31, 1999, which have been derived from Young's audited consolidated financial statements.

   The information in the following table should be read in conjunction with "Young's Management Discussion and Analysis and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. Young has not paid dividends on its capital stock during any of the periods presented below.

                                                 December 31,
                          -------------------------------------------------------------------
                             1995          1996          1997          1998          1999
                          -----------   -----------   -----------   -----------   -----------
                                   (dollars in thousands, except share data)
Statement of Operations
 Data:
Net revenues(1).........  $   122,530   $   154,343   $   263,535   $   277,052   $   280,659
Operating expenses,
 including selling,
 general and
 administrative
 expenses...............       51,614        64,689       106,708       116,712       114,974
Amortization of program
 license rights.........        6,418        11,034        38,279        33,014        47,690
Depreciation and
 amortization...........       24,572        30,946        46,941        49,472        47,983
Corporate overhead......        3,348         4,344         7,150         7,860         8,227
Non-cash compensation
 paid in common
 stock(2)...............        1,167           848           967         1,146        19,102
Merger related costs....          --            --            --          1,444           --
                          -----------   -----------   -----------   -----------   -----------
Operating income........       35,411        42,482        63,490        67,404        42,683
Interest expense........       32,644        42,838        64,103        62,617        62,981
Other expenses (income),
 net....................          233        (1,261)          493           788         1,244
                          -----------   -----------   -----------   -----------   -----------
Net income (loss) before
 extraordinary item.....        2,534           905        (1,106)        3,999       (21,542)
Extraordinary loss on
 extinguishment of
 debt...................       (9,125)          --         (9,243)          --            --
                          -----------   -----------   -----------   -----------   -----------
Net (loss) income.......  $    (6,591)  $       905   $   (10,349)  $     3,999   $   (21,542)
                          ===========   ===========   ===========   ===========   ===========
Basic net income (loss)
 per common share before
 extraordinary item.....  $      0.23   $      0.08   $     (0.08)  $      0.28   $     (1.59)
Basic net (loss) income
 per common share.......        (0.61)         0.08         (0.74)         0.28   $     (1.59)
Basic shares used in
 earnings per share
 calculation............   10,838,972    11,379,298    13,989,969    14,147,522    13,588,108
Other Financial Data:
Cash flow provided by
 operating activities...  $    22,231   $    24,707   $    41,025   $    54,292   $    36,398
Cash flow used in
 investing activities...       (5,800)     (496,841)      (11,757)      (34,154)       (7,887)
Cash flow (used in)
 provided by financing
 activities.............      (19,310)      475,713       (34,621)      (21,127)      (26,222)
Payments for program
 license liabilities....        6,747        10,385        38,610        33,337        46,678
Broadcast cash flow(3)..       64,169        79,269       118,217       127,003       119,007
Broadcast cash flow
 margin.................         52.4 %        51.4 %        44.9 %        45.8 %        42.4 %
Operating cash flow(4)..       60,821        74,926       111,067       119,143       110,780
Capital expenditures....  $     4,484   $     4,992   $     9,034   $     7,524   $     9,360
Balance Sheet Data (as
 of end of period):
Total assets............  $   296,098   $   893,151   $   845,966   $   825,668   $   818,670
Long-term debt
 (including current
 portion)...............      297,993       678,927       657,672       658,224       650,510
Stockholders' (deficit)
 equity.................  $   (25,544)  $    80,504   $    59,846   $    46,865   $    30,659

--------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) Represents non-cash charges for the issuance to key employees of shares of Class A common stock and in 1995 of shares of Class A common stock and below-market options to purchase shares of Class A common stock. In 1999, approximately $18.3 million relates to the extension of the expiration dates of stock options issued in 1994 and 1995.
(3) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation, merger related costs and corporate overhead, less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. Young has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Young consolidated financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(4) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and merger related costs, less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. Young has included operating cash flow data because such data are used by investors to measure a company's ability to service debt and are used in calculating the amount of additional indebtedness that Young may incur in the future under the Young indentures. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Young consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                 YOUNG'S MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

   The operating revenues of Young's stations are derived primarily from advertising revenues and, to a much lesser extent, from compensation paid by the networks to the stations for broadcasting network programming. The stations' primary operating expenses are for employee compensation, news gathering, production, programming and promotion costs. A high proportion of the operating expenses of the stations are fixed.

   Advertising is sold for placement within and adjoining a station's network and locally originated programming. Advertising is sold in time increments and is priced primarily on the basis of a program's popularity among the specific audience an advertiser desires to reach, as measured principally by periodic audience surveys. In addition, advertising rates are affected by the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates are highest during the most desirable viewing hours, with corresponding reductions during other hours. The ratings of a local station affiliated with a national television network can be affected by ratings of network programming.

   Most advertising contracts are short-term, and generally run only for a few weeks. Approximately 65% of the 1999 annual gross revenue of Young's stations was generated from local advertising, which is sold by a station's sales staff directly to local accounts. The remainder of the advertising revenue primarily represents national advertising, which is sold by Adam Young Inc. ("AYI"), a national advertising sales representative which was recently merged with Young. The stations generally pay commissions to advertising agencies on local, regional and national advertising; on national advertising, the stations also pay commissions to AYI. Effective January 1, 1998, the commissions paid to AYI have been eliminated for consolidation purposes.

   The advertising revenues of Young's stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the Spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenues are generally higher during even numbered election years due to spending by political candidates, which spending typically is heaviest during the fourth quarter.

   Young defines "broadcast cash flow" as operating income before income taxes and interest income and expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation, merger related costs and corporate overhead, less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. Young has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Consolidated Financial Statements, is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   The following table sets forth certain operating data for the years ended December 31, 1997, 1998 and 1999.

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
                                                    (dollars in thousands)
      Operating income..........................  $ 63,490  $ 67,404  $ 42,683
      Add:
        Amortization of program license rights..    38,279    33,014    47,690
        Depreciation and amortization...........    46,941    49,472    47,983
        Corporate overhead......................     7,150     7,860     8,227
        Merger-related cost.....................       --      1,444       --
        Non-cash compensation paid in common
         stock..................................       967     1,146    19,102
      Less:
        Payments for program license
         liabilities............................   (38,610)  (33,337)  (46,678)
                                                  --------  --------  --------
        Broadcast cash flow.....................  $118,217  $127,003  $119,007
                                                  ========  ========  ========

Results of Operations

   Set forth below are the principal types of television revenues received by Young's stations for the periods indicated and the percentage contribution of each to Young's total revenues, as well as agency and national sales representative commissions:

                                   Year Ended December 31,
                         ---------------------------------------------------------
                              1997              1998                 1999
                         ---------------   ------------------   ------------------
                          Amount     %      Amount        %      Amount        %
                         --------  -----   --------     -----   --------     -----
                                    (dollars in thousands)
Revenues
  Local................. $197,519   63.7 % $199,177      62.1 % $212,558      65.0 %
  National..............   95,106   30.6     90,281      28.2     93,796      28.7
  Network...............   12,600    4.1     12,610       3.9     12,400       3.8
  Political.............    1,322    0.4     13,734       4.3      3,411       1.0
  Production/other......    3,725    1.2      4,848       1.5      5,027       1.5
                         --------  -----   --------     -----   --------     -----
    Total...............  310,272  100.0    320,650     100.0    327,192     100.0
  Commissions...........  (46,737) (15.1)   (43,598)(1) (13.6)   (46,533)(1) (14.2)
                         --------  -----   --------     -----   --------     -----
  Net revenues.......... $263,535   84.9 % $277,052      86.4 % $280,659      85.8 %
                         ========  =====   ========     =====   ========     =====

--------
(1) National sales commissions paid to AYI eliminated for consolidation purposes were $6.4 million and $4.0 million for the years ended December 31, 1998 and 1999, respectively.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net revenues for the year ended December 31, 1999 were $280.7 million, an increase of $3.6 million, or 1.3%, compared to $277.1 million for the year ended December 31, 1998. Improvements in various local market economies and the national economy led to increases in Young's gross local revenues and gross national revenues of 6.7% and 3.9%, respectively, in 1999, compared to 1998. Political revenue for the year ended December 31, 1999 was $3.4 million, a decrease of $10.3 million from the year ended December 31, 1998. The decrease was attributable to 1998 being a national election year with many state and local elections, while 1999 had limited state and local elections.

   Operating expenses, including selling, general and administrative expenses for the year ended December 31, 1999 were $115.0 million, compared to $116.7 million, for the year ended December 31, 1998, a decrease of $1.7 million, or 1.5%. Cost control plans implemented at the stations accounted for most of this decrease.

   Amortization of program license rights for the year ended December 31, 1999 was $47.7 million, compared to $33.0 million for the year ended December 31, 1998, an increase of $14.7 million, or 44.5%. The Los Angeles Lakers and Clippers, two professional basketball teams, not playing in the fourth quarter of 1998 because of the National Basketball Association ("NBA") lockout accounted for approximately $12.3 million of the increase. The remaining increase was the result of increased costs related to syndicated programming.

   Depreciation of property and equipment and amortization of intangibles was $48.0 million for the year ended December 31, 1999, compared with $49.5 million for the comparable period in 1998, a decrease of $1.5 million or 3.0%. The decrease is primarily the result of intangible assets becoming fully amortized in 1998 and 1999 at stations acquired in 1988 and 1989.

   Young made payments for program license liabilities of $46.7 million during the year ended December 31, 1999, compared to $33.3 million for the year ended December 31, 1998, an increase of $13.4 million or 40.2%. As stated above, in the amortization of program license rights, approximately $11.7 million is attributable to the NBA lockout. The remaining $1.7 million of the increase is the result of increases in costs for syndicated programming.

   Corporate overhead for the year ended December 31, 1999 was $8.2 million, compared to $7.9 million for the comparable period in 1998, an increase of $367,000 or 4.7%. This increase was the result of increased personnel and administrative costs.

   Non-cash compensation was $19.1 million for the year ended December 31, 1999, compared to $1.1 million for the year ended December 31, 1998, an increase of $18.0 million. Young recorded a non-cash compensation charge of $18.3 million in the third quarter of 1999 for extending the expiration date of stock options granted in 1994 and 1995.

   Interest expense for the year ended December 31, 1999 was $63.0 million, compared to $62.6 million for the same period in 1998, an increase of $364,000, or 0.6%. The increase is primarily attributable to higher interest rates.

   As a result of the factors discussed above, Young's net loss was $21.5 million for the year ended December 31, 1999, compared with net income of $4.0 million for the same period in 1998, a decrease of $25.5 million.

   Broadcast cash flow for the year ended December 31, 1999 was $119.0 million, compared with $127.0 million for the year ended December 31, 1998, a decrease of $8.0 million, or 6.3%. Broadcast cash flow margins (broadcast cash flow divided by net revenues) for the year ended December 31, 1999 decreased to 42.4% from 45.8% for the same period in 1998. The decrease in broadcast cash flow and broadcast cash flow margins was attributable to the increased programming costs for the Lakers and Clippers.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   The following historical information includes the results of Adam Young Inc. ("AYI") (merger agreement entered into on February 5, 1998), for all of 1998. The operating results for 1997 do not include AYI, as the results were not deemed to be material.

   Net revenues for the year ended December 31, 1998 were $277.1 million, an increase of $13.6 million, or 5.2%, compared to $263.5 million for the year ended December 31, 1997. Improvement in various local market economies led to an increase in Young's gross local revenues of 1%, while gross national was down 5.1% in 1998 compared to 1997. Political revenue for the year ended December 31, 1998 was $13.7 million, an increase of $12.4 million from the year ended December 31, 1997. The increase was attributable to 1998 being a national election year with many state and local elections, while 1997 had only limited state and local elections.

   Operating expenses, including selling, general and administrative expenses for the year ended December 31, 1998 were $116.7 million, compared to $106.7 million for the year ended December 31, 1997, an increase of $10.0 million, or 9.4%, with AYI accounting for $4.7 million of such increase. Additional news costs at several stations and higher sales expenses relating to the increased sales accounted for an additional $3.1 million and $857,000, respectively.

   Amortization of program license rights for the year ended December 31, 1998 was $33.0 million, compared to $38.3 million for the year ended December 31, 1997, a decrease of $5.3 million, or 13.8%. The entire decrease is attributable to the Los Angeles Lakers and Clippers, two professional basketball teams, not playing games in the fourth quarter of 1998 as a result of the National Basketball Association ("NBA") lockout.

   Depreciation of property and equipment and amortization of intangibles was $49.5 million for the year ended December 31, 1998, compared with $46.9 million for the comparable period in 1997, an increase of $2.6 million or 5.5%. The increase is primarily attributable to larger equipment purchases at the end of 1997 which were depreciated during 1998. AYI accounted for approximately $131,000 of this increase.

   Young made payments for program license liabilities of $33.3 million during the year ended December 31, 1998, compared to $38.6 million for the year ended December 31, 1997, a decrease of $5.3 million, or 13.7%. As stated above in the amortization of program license rights, the entire decrease is attributable to the NBA lockout.

   Corporate overhead for the year ended December 31, 1998 was $7.9 million, compared to $7.2 million for the comparable period in 1997, an increase of $710,000 or 9.9%. This increase was the result of increased occupancy and administrative costs.

   Non-cash compensation paid in Class A Common Stock for the year ended December 31, 1998 was $1.1 million, compared to $1.0 million for the year ended December 31, 1997.

   Interest expense for the year ended December 31, 1998 was $62.6 million, compared to $64.1 million for the same period in 1997, a decrease of $1.5 million, or 2.3%. The decrease is primarily attributable to lower interest rates and lower debt levels.

   As a result of the factors discussed above, Young's net income was $4.0 million for the year ended December 31, 1998, compared with a net loss of $10.3 million for the same period in 1997, an increase of $14.3 million. The 1997 net loss included an extraordinary item of $9.2 million.

   Broadcast cash flow for the year ended December 31, 1998 was $127.0 million, compared with $118.2 million for the year ended December 31, 1997, an increase of $8.8 million, or 7.5%. Broadcast cash flow margins (broadcast cash flow divided by net revenues) for the year ended December 31, 1998 increased to 45.8% from 44.9% for the same period in 1997. The increase in broadcast cash flow and broadcast cash flow margins was attributable to the increased local and political revenues, as well as the elimination of AYI commissions.

Liquidity and Capital Resources

   Cash provided by operations for the year ended December 31, 1999 was $36.4 million as compared to cash provided by operations of $54.3 million in 1998. Changes in Young's net cash flows from operating activities are primarily the result of increases in accounts receivable and payments on program license liabilities during the year ended December 31, 1999 as compared to the year ended December 31, 1998.

   Cash used in investing activities for the years ended December 31, 1999 and 1998 was $7.9 million and $34.2 million, respectively. The decrease in 1999 was primarily attributable to the $30 million initial rights fee payment to the Los Angeles Lakers in 1998 and the increased spending for capital expenditures of approximately $1.9 million.

   Cash used in financing activities for the years ended December 31, 1999 and 1998 was $26.2 million and $21.1 million, respectively. Financing activities for the years ended December 31, 1999 and 1998 include principal payments under the Senior Credit Facility of $12.3 million and $37.8 million, respectively. In the third quarter of 1998, Young borrowed $30.0 million under the working capital facility for the Los Angeles Lakers payment. In addition, in 1999 and 1998, Young repurchased 348,400 shares for $14.0 million and 552,800 shares for $19.5 million, respectively, in Class A common stock. In the third quarter of 1999, Young repurchased $5.0 million of its 10 1/8 % Notes due 2006 at a price of $103-3/8.

   It is anticipated that Young will be able to meet the working capital needs of the stations, principal and interest payments under the Senior Credit Facility and Young's senior subordinated notes (the "Senior Subordinated Notes"), and to a lesser extent, capital expenditures from cash on hand, cash flows from operations and funds available under the Senior Credit Facility.

   On November 25, 1997, the Senior Credit Facility was amended and restated to provide Young with the ability to borrow up to $300.0 million in the form of five year revolving credit facility. As of December 31, 1999, there was $79.0 million outstanding under the Senior Credit Facility.

   The Senior Credit Facility has a $285.0 million sublimit (the "Sublimit") for borrowings in connection with the acquisition of additional television stations (and businesses, if any, incidental thereto) pursuant to transactions which meet the following criteria: (i) each of the acquired stations will become a wholly-owned subsidiary of Young and will become a part of the lenders' security package under the Senior Credit Facility, and (ii) Young can demonstrate that after giving pro forma effect to each such acquisition (based upon assumptions, including identified cost savings, that the agents for the lenders find reasonable), Young will be in compliance with all of the terms and conditions of the Senior Credit Facility.

   Pursuant to the Senior Credit Facility, Young is prohibited from making investments or advances to third parties exceeding $7.5 million in the aggregate unless the third party becomes a guarantor of Young's obligations. However, Young may utilize up to $70.0 million of its borrowing availability under the Sublimit for the purpose of repurchasing shares of Common Stock and for paying dividends, subject to the limitations set forth in the Indentures. In addition, Young may utilize the undrawn amounts under the Sublimit to retire or prepay subordinated debt, subject to the limitations set forth in the Indentures. Undrawn amounts under the Senior Credit Facility are available to Young for working capital requirements and general corporate purposes.

   Interest under the Senior Credit Facility is payable at the LIBOR rate, "CD Rate" or "Base Rate." In addition to the index rates, Young pays a floating percentage tied to Young's ratio of total debt to operating cash flow; ranging, in the case of LIBOR rate loans, from 0.75% based upon a ratio under 4:1 to 2.00% based upon a 6:1 or greater ratio.

   Each of the Subsidiaries has guaranteed Young's obligations under the Senior Credit Facility. The Senior Credit Facility is secured by the pledge of all the stock of the Subsidiaries and a first priority lien on all of the assets of Young and its Subsidiaries.

   The Senior Credit Facility imposes restrictions on Young's ability to incur additional indebtedness. Young will be permitted to incur, subject to the terms of the Indentures and satisfaction of the financial covenants of the Senior Credit Facility, unsecured subordinated debt, provided that the subordination and mandatory redemption provisions and the maturity of such indebtedness are comparable to Young's existing Senior Subordinated Notes and that the net proceeds in excess of any permitted acquisition are used to repay the outstanding balance of the Senior Credit Facility by the amount of such excess. Young is also restricted as to the amount of its capital lease obligations and guarantees. The Senior Credit Facility also restricts the ability of Young to amend material terms of the Indentures.

   The Senior Credit Facility requires Young to maintain certain financial ratios. Young is required to maintain a total debt/operating cash flow ratio ranging from 6.25x to 5.00x depending on senior debt leverages. Young is also required to maintain a senior debt/operating cash flow ratio ranging from 2.75x to 2.25x depending on senior debt leverages. Additionally, Young is required to maintain an operating cash flow/total interest expense ratio ranging from 1.75x to 2.25x depending on senior debt leverages. Young is also required to maintain an operating cash flow minus capital expenditures to pro forma debt service ratio of no less than 1.10x at any time. Such ratios must be maintained as of the last day of the quarter for each of the periods.

   Young is required to apply the proceeds from permitted equity issuances and certain subordinated debt issuances, to the extent it exceeds the purchase price for permitted acquisitions or permitted redemptions of Senior Subordinated Debt, to reduce Young's senior debt levels. The Senior Credit Facility also contains a number of customary covenants including, among others, limitations on investments and advances, mergers and sales of assets, liens on assets, affiliate transactions and changes in business. Young may, subject to the financial covenants of the Senior Credit Facility, sell assets constituting less than 15% of its operating cash flow.

   Interest on Young's 11 3/4% Senior Subordinated Notes due 2004 (the "November 1994 Notes") is payable semi-annually on May 15 and November 15; interest on the June 1995 Notes is payable semi-annually on February 15 and August 15; interest on the January 1996 Notes is payable semi-annually on January 15 and July 15; and interest on the June 1997 Notes is payable semi-annually on June 15 and December 15. The Indentures impose certain limitations on the ability of Young and certain of its Subsidiaries to, among other things, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a Subsidiary to pay dividends or make certain payments to Young, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Young.

   Young regularly enters into program contracts for the right to broadcast television programs produced by others and program commitments for the right to broadcast programs in the future. Such programming commitments are generally made to replace expiring or canceled program rights. Payments under such contracts are made in cash or the concession of advertising spots to the program provider to resell, or a combination of both.

   On June 16, 1998, Young entered into a new long-term agreement with the Los Angeles Lakers ("Lakers") with broadcast rights through the 2004/2005 season. Under the terms of the seven year deal, KCAL-TV, Los Angeles, California, will broadcast 41 Lakers pre-season and regular season away games annually. Additionally, KCAL-TV has the broadcast rights to all post-season away games not subject to NBA/network commitments. KCAL-TV has also obtained the exclusive sales rights and control over broadcast, production and inventory activities. Young paid an initial rights fee of $30 million on August 14, 1998 and will pay an additional $18.0 million per season. In the event that all 41 games are not made available to KCAL-TV or are canceled, Young will receive a per game credit.

   Young is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Certain of these opportunities may result in extensive negotiations with the prospective seller. Other than the proposed merger and the WKBT-TV sale, Young does not presently have any agreements to acquire or sell any television stations. The merger will be accounted for as a purchase. See "Young's Business--Acquisition Strategy."

Quantitative and Qualitative Disclosure About Market Risk

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Young is required to adopt the provisions of the standard during the first quarter of 2000. Because Young does not use derivatives, Young does not expect that the adoption of the new standard will have a material impact on the results of operations or financial condition.

Impact of Year 2000

 State of Readiness

   The Company evaluated the impact of the Year 2000 problem on its business and its ability to deliver its product to its viewers. The Year 2000 problem was the result of computer programs being written using two digits (rather than four) to define the applicable year. Various computer programs that had time-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000, which could have resulted in miscalculations or system failures.

   The evaluation included a review of its Year 2000 preparedness relative to its products and systems, accounting software and computer hardware. The Company also evaluated the potential Year 2000 impact as a result of its reliance on third parties that may have the Year 2000 problem embedded in software and hardware.

   The Company developed a plan to assess and handle the Year 2000 problem. The plan was as follows:

1.  Inventorying and assessing the impact on affected technology and systems;

2.  Developing solutions for affected technology and systems;

3.  Modifying or replacing affected technology and systems;

4.  Testing and verifying solutions; and

5.  Developing contingency plans.

 Costs

   Costs incurred directly related to addressing the Year 2000 problem were not material. Since the Company did not utilize outside consulting firms and utilized the employment resources within the Company to address the Year 2000 problem, the Company did not incur material costs in connection with becoming Year 2000 compliant.

 Contingency Plan

   The Company developed contingency plans to minimize the effect of any potential Year 2000 related disruptions. Virtually all of its stations had plans in effect for natural disasters in the event a station was not able to broadcast in the usual manner. The Company expanded these plans to include additional systems, software and equipment deemed to be critical to its broadcasts and business operations.

 Results

   The Company was not materially effected by any Year 2000 problems as of January 31, 2000. None of the Company's computer hardware and software experienced any material adverse effects, including signal interruption resulting from the Year 2000 conversion.

Income Taxes

   Young and its subsidiaries file a consolidated federal income tax return and such state or local tax returns as are required. Young has $210.0 million of net operating loss ("NOL") carryforwards the use of which is limited by Internal Revenue Code Section 382. See Note 8 to Notes to Young's Consolidated Financial Statements.

                   KRON-TV AND BAYTV SELECTED FINANCIAL DATA

                                              December 31,
                           ----------------------------------------------------
                              1995        1996       1997      1998      1999
                           ----------- ----------- --------  --------  --------
                           (unaudited) (unaudited)
                                         (dollars in thousands)
Statement of Operations
 Data:
Net revenues(1)..........   $104,557    $116,637   $117,013  $125,301  $130,150
Operating expenses,
 including selling,
 general and
 administrative
 expenses................     47,555      51,588     53,030    57,971    59,953
Amortization of program
 license rights..........     12,375      12,806     13,121    13,866    12,794
Depreciation and
 amortization............      2,698       2,861      3,521     4,325     5,004
                            --------    --------   --------  --------  --------
Operating income.........     41,929      49,382     47,341    49,139    52,399
Interest expense.........        --          --         --        --        --
Minority interest........        --          614        550       873       450
Other (expenses) income,
 net.....................       (538)       (668)      (504)     (565)     (626)
                            --------    --------   --------  --------  --------
Net income...............   $ 41,391    $ 49,328   $ 47,387  $ 49,447  $ 52,223
                            ========    ========   ========  ========  ========
Other Financial Data:
Cash flow provided by
 operating activities....   $ 42,151    $ 53,743   $ 46,155  $ 55,428  $ 50,623
Payments for program
 license liabilities.....   $ 11,979    $ 12,997   $ 13,646  $ 13,123  $ 13,048
Broadcast cash flow(2)...   $ 45,023    $ 52,052   $ 50,337  $ 54,207  $ 57,149
Broadcast cash flow
 margin..................       43.1%       44.6%      43.0%     43.3%     43.9%
Operating cash flow(3)...   $ 45,023    $ 52,052   $ 50,337  $ 54,207  $ 57,149
Capital expenditures.....   $  2,987    $  2,742   $  5,580  $  9,654  $  5,244
Balance Sheet Data (as of
 end of period):
Total assets.............   $ 44,234    $ 42,998   $ 59,175  $ 64,444  $ 64,145
Long-term debt (including
 current portion)........        --          --         --        --        --
Divisional equity........   $ 31,931    $ 29,947   $ 36,095  $ 39,627  $ 45,478

--------
(1) Net revenues are total revenues net of agency and national representation commissions.
(2) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure broadcast cash flow in a different manner. KRON-TV and BayTV have included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the KRON-TV and BayTV combined financial statements, is not intended to represent funds available for debt service, dividends, reimbursement or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(3) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), less payments for program license liabilities. Other television broadcasting companies may measure operating cash flow in a different manner. KRON-TV and BayTV have included operating cash flow data because such data are used by investors to measure a company's ability to service debt. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the KRON-TV and BayTV combined financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

             KRON-TV AND BAYTV MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

   In June, 1999, Chronicle Publishing commenced the sale of all of its assets, including KRON-TV and BayTV. At that time, Chronicle Publishing's businesses included, among other things, The San Francisco Chronicle, The Pantagraph, The Worcester Telegram & Gazette, KRON-TV, a 51% interest in BayTV, KAKE-TV, WOWT-TV, SFGate.com, Chronicle Books and MBI Publishing Company. From August 1999 to November 1999, Chronicle Publishing entered into definitive agreements with various buyers for the sale of each of these businesses. It is currently expected that at the time Chronicle Publishing is sold to Young, KRON-TV and BayTV will be the only remaining businesses owned by Chronicle Publishing.

KRON-TV

   KRON-TV is a VHF television station in the San Francisco Bay Area, the fifth largest television market in the country based on television households. Chronicle Publishing has owned and operated KRON-TV, and KRON-TV has been an NBC affiliate, since it was first granted an FCC license in 1949. KRON-TV currently has the number one sign-on to sign-off ranking as measured in ratings and share in the San Francisco Bay Area television market and ranks second in net television advertising revenues billed.

   KRON-TV is the market television news leader as it delivers more hours of local news weekly to viewers in the San Francisco Bay Area than any other station in the market. The station has achieved this position by expanding weekly news coverage and increasing coverage of breaking stories. KRON-TV started airing thirty second news updates on the hour every hour in 1990, lengthened its early morning news broadcast by one hour in 1992 and added a 4:00 pm daily newscast in 1996. KRON-TV is the only Bay Area station to offer local news to its viewers on Saturday and Sunday mornings. KRON-TV also increased the size of its news reporting staff so that it has more reporters covering the news 24 hours a day than any of its competitors. KRON- TV newscasts are time shifted and replayed on BayTV.

   The operating revenues of KRON-TV are derived primarily from advertising revenues and, to a much lesser extent, from compensation paid by the NBC network to the station for broadcasting network programming. The station's primary operating expenses are for employee compensation, news gathering, production, programming and promotion costs. The majority of the operating expenses of the station are fixed from year to year.

BayTV

   As compensation for allowing local cable operators to carry the KRON-TV broadcast signal on their systems, each cable operator agreed in 1993 to carry a 24-hour local news and information channel produced and owned by KRON-TV. In July 1994, the BayTV channel was launched with 850,000 subscribers, and it now reaches 1.4 million cable homes. BayTV is the San Francisco Bay Area's only 24-hour local news and information channel carried on local cable systems. The programming for BayTV centers around features of interest to San Francisco Bay Area residents such as local high school sports, local college sports, restaurant reviews, local entertainment schedules, book reviews and long form coverage of local community events.

   BayTV has the most common channel position of any cable channel in the San Francisco market with 82% of the systems carrying BayTV on Channel 35. BayTV serves as a promotional platform for KRON-TV's news product since many of KRON-TV's anchors and reporters appear regularly on BayTV and several of KRON-TV's main anchors have their own programs on BayTV. Certain KRON-TV news programs are time shifted on BayTV for viewer convenience and BayTV purchases base infrastructure services such as equipment maintenance, promotional support, accounting, office services, human resources and studio operations from KRON-TV.

   The operating revenues of BayTV stations are derived from monthly subscriber fees from local cable operators and from advertising revenues. In 2000, the monthly fee is $.26 per subscriber per month. The stations' primary operating expenses are for employee compensation, news gathering, production, programming and promotion costs. The majority of the operating expenses of the station are fixed each year.

   In connection with Chronicle Publishing's sale of its cable systems to Tele-Communications, Inc. ("TCI") in 1996 (now AT&T Broadband and Internet Services), TCI acquired a 49% minority interest in BayTV, with Chronicle Publishing retaining a 51% ownership position and management control. BayTV's affiliation agreement with AT&T Broadband and Internet Services extends through December 31, 2000.

Results of Operations

   The following table sets forth certain combined operating data for KRON-TV and BayTV for the years ended December 31, 1997, 1998 and 1999.

                                                Year Ended December 31,
                                               ------------------------------
                                                 1997       1998       1999
                                               --------   --------   --------
                                                 (dollars in thousands)
      Operating income.......................  $ 47,341   $ 49,139   $ 52,399
      Add:
        Amortization of program license
         rights..............................    13,121     13,866     12,794
        Depreciation and amortization........     3,521      4,325      5,004
      Less:
        Payments for program license
         liabilities.........................   (13,646)   (13,123)   (13,048)
                                               --------   --------   --------
      Broadcast cash flow....................  $ 50,337   $ 54,207   $ 57,149
                                               ========   ========   ========
      Broadcast cash flow margin.............      43.0 %     43.3 %     43.9 %
                                               ========   ========   ========

   Set forth below are the principal types of television revenues received by KRON-TV and BayTV for the periods indicated and the percentage contribution of each to total gross revenues, as well as agency and national sales representative commissions paid thereon.

                                    Year Ended December 31,
                          ---------------------------------------------------
                               1997              1998              1999
                          ---------------   ---------------   ---------------
                           Amount     %      Amount     %      Amount     %
                          --------  -----   --------  -----   --------  -----
                                     (dollars in thousands)
Revenues
  Local.................. $ 65,566   47.4 % $ 65,584   44.3 % $ 67,603   43.8 %
  National...............   56,078   40.6     58,619   39.6     69,438   45.0
  Network Compensation...    7,577    5.5      7,799    5.3      7,919    5.1
  Political..............      218    0.2      6,092    4.1        560    0.4
  Subscription fees......    3,562    2.6      3,669    2.5      4,074    2.6
  Production/other.......    5,075    3.7      6,153    4.2      4,824    3.1
                          --------  -----   --------  -----   --------  -----
    Total................ $138,076  100.0 % $147,916  100.0 % $154,418  100.0 %
Commissions..............  (21,063) (15.3)   (22,615) (15.3)   (24,268) (15.7)
                          --------  -----   --------  -----   --------  -----
Net operating revenues... $117,013   84.7 % $125,301   84.7 % $130,150   84.3 %
                          ========  =====   ========  =====   ========  =====

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net operating revenues for the year ended December 31, 1999 were $130.2 million, an increase of $4.9 million or 3.9% compared to $125.3 million for the year ended December 31, 1998. Gross revenues for national advertising grew by $10.8 million or 18.5% primarily as a result of an increase in television advertising by internet companies in the third and fourth quarters of 1999. This advertising category more than replaced the $6.1 million of gross revenue generated from political advertising earned in 1998, a national election year. In 1999, KRON-TV also earned $560,000 of gross revenue from political advertising related to the San Francisco mayoral election.

   Operating expenses, including selling, general and administrative expenses for the year ended December 31, 1999 were $60.0 million, compared to $58.0 million in 1998, an increase of $2.0 million or 3.4%. This increase was primarily attributable to annual salary increases for the staff, including $1.6 million in long-term management incentive compensation and the write-off of production costs related to the cancellation of the Oakland A's baseball broadcast agreement of $998,000 in 1999.

   Amortization of program license rights for the year ended December 31, 1999 was $12.8 million compared to $13.9 million for the year ended December 31, 1998, a decrease of $1.1 million or 7.7%. In 1998, KRON-TV incurred $1.9 million in program license fees related to Oakland A's baseball which was not renewed in 1999. Part of this savings was offset by increases in costs related to syndicated programming incurred in 1999.

   Depreciation of property and equipment was $5.0 million for the year ended December 31, 1999 compared to $4.3 million for the comparable period in 1998, an increase of $679,000 or 15.7%. This increase is attributed to the acquisition and placing into service of $5.2 million of equipment in 1999 and $9.6 million of equipment in 1998 related to the installation of high definition television (HDTV) transmission facilities in 1998 and to convert the broadcast equipment of KRON-TV and BayTV from an analog to a digital format in both years.

   KRON-TV's payments for program license liabilities were $13.0 million during the year ended December 31, 1999 compared to $13.1 million in 1998.

   Net income for the year ended December 31, 1999 was $52.2 million compared to $49.4 million for the year ended December 31, 1998, an increase of $2.8 million or 5.7%.

   Broadcast cash flow for the year ended December 31, 1999 was $57.1 million, compared with $54.2 million for the year ended December 31, 1998, an increase of $2.9 million or 5.4%. Broadcast cash flow margins (broadcast cash flow divided by net revenues) for the year ended December 31, 1999 increased to 43.9% from 43.3% for the same period in 1998.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net operating revenues for the year ended December 31, 1998 were $125.3 million, an increase of $8.3 million or 7.1% compared to $117.0 million for the year ended December 31, 1997. The increase for the year was primarily attributable to strong spending on political advertising in the San Francisco market. Gross revenue for political advertising for the year ended December 31, 1998 was $6.1 million, an increase of $5.9 million over the year ended December 31, 1997. In addition, gross revenue for national advertising increased by $2.5 million or 4.5%.

   Operating expenses, including selling, general and administrative expenses for the year ended December 31, 1998 were $58.0 million, compared to $53.0 million, an increase of $5.0 million or 9.3%. The most significant increase was the additional $2.1 million or a 35.3% increase in the operating costs of BayTV for the year due to the introduction in April 1997 of an expanded program schedule with several new locally produced programs. This increase was also attributable to annual salary increases and additional newsroom expenses for the year.

   Amortization of program license rights for the year ended December 31, 1998 was $13.9 million compared to $13.1 million for the year ended December 31, 1997, an increase of $745,000 or 5.7%. Syndicated program costs for new programs and renewed programs increased $2.4 million while the program license fees on Oakland A's baseball under a new contract decreased $1.6 million in 1998 from 1997.

   Depreciation of property and equipment was $4.3 million for the year ended December 31, 1998 compared with $3.5 million for the comparable period in 1997, an increase of $804,000 or 22.8%. This increase in depreciation was primarily attributable to the acquisition and placing into service of $9.6 million of equipment in 1998 and $5.6 million of equipment in 1997 for the installation of high definition television (HDTV) transmission facilities in 1998 and to convert the broadcast equipment of KRON-TV and BayTV from an analog to a digital format in both years.

   KRON-TV made payments for program license liabilities of $13.1 million during the year ended December 31, 1998 compared to $13.6 million for the year ended December 31, 1997, a decrease of $523,000 or 3.8%.

   Net income for the year ended December 31, 1998 was $49.4 million compared to $47.4 million for the year ended December 31, 1997, or an increase of $2.0 million or 4.3%.

   Broadcast cash flow for the year ended December 31, 1998 was $54.2 million, compared with $50.3 million for the year ended December 31, 1997, an increase of $3.9 million or 7.7%. Broadcast cash flow margins (broadcast cash flow divided by net revenues) for the year ended December 31, 1998 were 43.3% compared to 43.0% for the same period in 1997.

Liquidity and Capital Resources

   Cash provided from operating activities for the year ended December 31, 1999 was $50.6 million compared to cash provided from operating activities of $55.4 million for the year ended December 31, 1998. The changes in net cash flows from operating activities are primarily the result of an increase in trade accounts receivable and a decrease in trade accounts payable during the year ended December 31, 1999 as compared to the year ended December 31, 1998.

   Cash used in investing activities for the years ended December 31, 1999 and 1998, of $5.2 million and $9.7 million, respectively, related exclusively to the purchase of property and equipment.

   The remaining net cash provided from operations, after the purchase of capital expenditures, was transferred to Chronicle Publishing. Excess net cash from operations after meeting working capital needs and purchasing capital expenditures transferred to Chronicle Publishing was $46.4 million for the year ended December 31, 1999 compared to $45.9 million for the year ended December 31, 1998. There were no outstanding credit facilities related to KRON-TV and BayTV as of December 31, 1999.

Impact of Year 2000

   In late 1999 KRON-TV and BayTV completed their remediation and testing of systems related to Year 2000 readiness. As a result of those planning and implementation efforts, KRON-TV and BayTV experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. Chronicle Publishing expensed approximately $381,000 during 1999 in connection with remediating its systems. Chronicle Publishing is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. Chronicle Publishing will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

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

                      THE TELEVISION BROADCASTING INDUSTRY

   Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently there are a limited number of channels available for broadcasting in any one geographic area. Television stations can be distinguished by the frequency on which they broadcast. Television stations broadcast over the very high frequency ("VHF") band (channels 2-13) of the spectrum generally have some competitive advantage over television stations which broadcast over the ultra-high frequency ("UHF") band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems have reduced the VHF signal advantage. Any disparity between VHF and UHF is likely to diminish even further in the coming era of digital television.

 The Market for Television Programming

   Television station revenues are primarily derived from local, regional and national advertising and, to a lesser extent, from network compensation and revenues from studio rental and commercial production activities. Advertising rates are based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station, and the availability of alternative advertising media in the market area. Rates are also determined by a station's overall ratings and share in its market, as well as the station's ratings and share among particular demographic groups which an advertiser may be targeting. Because broadcast television stations rely on advertising revenues, declines in advertising budgets, particularly in recessionary periods, adversely affect the broadcast industry, and as a result may contribute to a decrease in the revenues of broadcast television stations.

   All television stations in the country are grouped by Nielsen, a national audience measuring service, into approximately 210 generally recognized television markets that are ranked in size according to various formulae based upon actual or potential audience. Each designated market area is determined as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Nielsen periodically publishes data on estimated audiences for the television stations in the various television markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of the audience actually watching television (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. Nielsen uses two methods of determining a station's ability to attract viewers. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are completed. The Los Angeles and Nashville markets are metered.

   Whether or not a station is affiliated with one of the three major networks (NBC, ABC or CBS) has a significant impact on the composition of the station's revenues, expenses and operations. A typical network affiliate receives the majority of its programming each day from the network. This programming, along with cash payments ("network compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenues. The affiliate retains the revenues from time sold during breaks in and between network programs and programs the affiliate produces or purchases from non-network sources. The Fox Broadcasting Company has established a network of independent stations whose operating characteristics are similar to the major network affiliate stations although the number of hours of network programming for Fox affiliates is less than that of the three major networks. In recent years, Fox has effectively evolved into the fourth network.

   A fully independent station such as KCAL purchases or produces all of the programming which it broadcasts, resulting in generally higher programming costs than those of major-network affiliates in the same

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

market. However, under increasingly popular barter arrangements, a national program distributor may receive advertising time in exchange for programming it supplies, with the station paying a reduced fee or no cash fee at all for such programming. Because the major networks regularly provide first-run programming during prime time viewing hours, their affiliates generally (but do not always) achieve higher audience shares, but have substantially less inventory of advertising time to sell during those hours than independent stations, since the major networks use almost all of their affiliates' prime time inventory for network shows. The independent station is, in theory, able to retain its entire inventory of advertising and all of the revenue obtained therefrom. The independent stations' smaller audiences and greater inventory during prime time hours generally result in lower advertising rates charged and more advertising time sold during those hours, as compared with major affiliates' larger audiences and limited inventory, which generally allow the major-network affiliates to charge higher advertising rates for prime time programming. By selling more advertising time, the independent station typically achieves a share of advertising revenues in its market greater than its audience ratings.

   Broadcast television stations compete for advertising revenues primarily with other broadcast television stations, and to a lesser extent, with radio stations and cable system operators serving the same market. Traditional network programming, and recently Fox programming, generally achieve higher audience levels than syndicated programs aired by independent stations. However, since greater amounts of advertising time are available for sale by independent stations and Fox affiliates, they typically achieve a share of the television market advertising revenues greater than their share of the market's audience. Public broadcasting outlets in most communities compete with commercial broadcasters for viewers.

 Developments in the Television Market

   Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenue, because network-affiliated stations competed only with each other in most local markets. Beginning in the 1980s, however, this level of dominance began to change as more local stations were authorized by the FCC and marketplace choices expanded with the growth of independent stations and cable television services.

   Cable television systems, which grew at a rapid rate beginning in the early 1970s, were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels amounting to more than any major broadcast network. With the increase in cable penetration in the 1980s, the advertising share of cable networks has increased. Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising. Basic cable penetration (the percentage of television households which are connected to a cable system) in Young's television markets ranges from 60 % to 74%.

   In acquiring programming to supplement network programming, network affiliates compete with independent stations and Fox affiliates in their markets. Cable systems generally do not compete with local stations for programming. Although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations, such programs would not likely have been acquired by such stations in any event. In the past, the cost of programming increased dramatically, primarily because of an increase in the number of new independent stations and a shortage of desirable programming. Recently, however, program prices have stabilized as a result of increases in the supply of programming.

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

                                YOUNG'S BUSINESS

   All market rank, rank in market, station audience rating and share, and television household data in this report are from the Nielsen Station Index Viewers and Profile dated November 1999, as prepared by A.C. Nielsen Company ("Nielsen"). Nielsen data provided herein refers solely to the United States television markets. As used herein, "Young" means Young Broadcasting Inc. and, where the context requires, its subsidiaries.

General

   Young owns and operates eleven television stations in geographically diverse markets and a national television sales representation firm, Adam Young Inc. Six of the stations are affiliated with American Broadcasting Companies, Inc. ("ABC"), three are affiliated with CBS Inc., one is affiliated with National Broadcasting Company, Inc. ("NBC"), and one is an independent station. Each of Young's stations is owned and operated by a direct or indirect subsidiary. Young is presently the eighth largest ABC network affiliate group in terms of households reached. Young's sole independent television station, KCAL, Los Angeles, California, is the only independent VHF television station operating in the Los Angeles market, which is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue.

   Young was founded in 1986 by Vincent Young and his father, Adam Young. Vincent Young, Young's Chairman, has over 25 years of experience in the television broadcast industry, and Adam Young has over 50 years of experience in the industry. Ronald Kwasnick, Young's President, has over 25 years of experience in the industry.

Operating Strategy

   Young continually seeks to increase its revenues and broadcast cash flow (as defined). Young operating strategy focuses on increasing the cash flow of its stations through advertising revenue growth and strict control of programming and operating costs. The components of this strategy include the following:

 Targeted Marketing

   Young seeks to increase its revenues and broadcast cash flow by expanding existing relationships with local and national advertisers and attracting new advertisers through targeted marketing techniques and carefully tailored programming. Young works closely with advertisers to develop campaigns that match specifically targeted audience segments with the advertisers' overall marketing strategies. With this information, Young regularly refines its programming mix among network, syndicated and locally-produced shows in a focused effort to attract audiences with demographic characteristics desirable to advertisers. Young's success in increasing local advertising revenues is also attributable, in part, to the upgrading of its local sales staff, performance-based compensation arrangements and the implementation of systems of performance accountability. Each station also benefits from the ongoing exchange of ideas and experiences with the other stations.

   Young's stations utilize a variety of marketing techniques to increase advertising revenues, including the following:

  . Vendor Marketing. Young's "vendor marketing" program has experienced a great deal of success in Young markets. Under this program, a station will contact the vendors of a particular store chain and arrange for the vendors to purchase advertising for the store chain in exchange for the store's commitment to purchase additional products from the vendors. The result is that both the vendors' products and the store chain are advertised, with the vendors collectively bearing the cost of the advertisement.


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

  . Live Remotes. Stations obtain premium advertising dollars by utilizing live remotes on location at the offices or facilities of an advertiser. The station will use its own staff and broadcasting equipment and, as a result, the expense to the station is relatively low. Live advertisements are broadcast continually over the course of a period of the day and tend to show immediate results with viewers being attracted to the live television event taking place within their community.

  . Research. Each station designates personnel to research the amount of advertising dollars expended in other media (such as radio, newspapers and magazines) by advertisers within its market. The station will then target individual advertisers seeking the same demographic groups sought by the station for particular dayparts and will illustrate to the advertisers the advantages of television advertising over other media which do not target specific demographic groups.

   An important element in determining advertising rates is the station's rating and share among a particular demographic group which the advertiser may be targeting. Young believes that its success is attributable to its ability to reach desirable demographic groups with the programs it broadcasts.

 Strong Local Presence

   Each station seeks to achieve a distinct local identity principally through the quality of its local news programming and by targeting specific audience groups with special programs and marketing events. Each station's local news franchise is the foundation of Young's strategy to strengthen audience loyalty and increase revenues and broadcast cash flow for each station. Strong local news generates high viewership and results in higher ratings both for programs preceding and following the news.

   Strong local news product helps differentiate local broadcast stations from cable system competitors, which generally do not provide this service. The cost of producing local news programming generally is lower than other sources of programming and the amount of local news programming can be increased for very modest incremental increases in cost. Moreover, such programming can be increased or decreased on very short notice, providing Young with greater programming flexibility.

   In each of its markets, Young develops additional information-oriented programming designed to expand Young's hours of commercially valuable local news and other news programming with relatively small increases in operating expenses. In addition to local news, each station utilizes special programming and marketing events, such as prime time programming of local interest or sponsored community events, to strengthen community relations and increase advertising revenues. Young places a special emphasis on developing and training its local sales staff to promote involvement in community affairs and stimulate the growth of local advertising sales.

 Programming

   Young continually reviews its existing programming inventory and seeks to purchase the most profitable and cost-effective syndicated programs available for each time period. In developing its selection of syndicated programming, management balances the cost of available syndicated programs, their potential to increase advertising revenue and the risk of reduced popularity during the term of the program contract. Young seeks to purchase only those programs with contractual periods that permit programming flexibility and which complement a station's overall programming strategy and counter competitive programming. Programs that can perform successfully in more than one time period are more attractive due to the long lead time and multi-year commitments inherent in program purchasing.

 Cost Controls

   Each station emphasizes strict control of its programming and operating costs as an essential factor in increasing broadcast cash flow.


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

   Young relies primarily on its in-house production capabilities and seeks to minimize its use of outside firms and consultants. Young's size benefits each station in negotiating favorable terms with programming suppliers and other vendors. In addition, each station reduces its overhead costs by utilizing the group benefits provided by Young for all of the stations, such as insurance and other employee group benefit plans. Through its strategic planning and annual budget processes, Young continually seeks to identify and implement cost savings opportunities at each of its stations. Young closely monitors the expenses incurred by each of the stations and continually reviews the performance and productivity of station personnel. Young has been successful in controlling its costs without sacrificing revenues through efficient use of its available resources.

Acquisition Strategy

   Young believes that its ability to manage costs effectively while enhancing the quality provided to station viewers gives Young an important advantage in acquiring and operating new stations. In assessing acquisitions, Young targets stations for which it has identified line item expense reductions that can be implemented upon acquisition. Young emphasizes strict controls over operating expenses as it expands a station's revenue base with the goal of improving a station's broadcast cash flow. Typical cost savings arise from reducing staffing levels, substituting more cost-effective employee benefit programs, reducing dependence on outside consultants and research firms and reducing travel and other non-essential expenses. Young also develops specific proposals for revenue enhancement utilizing management's significant experience in local and national advertising.

   Young plans to pursue favorable acquisition opportunities as they become available. Young is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Other than its proposed merger with Chronicle and the resultant acquisition of KRON-TV and BayTV and its recent sale of WKBT-TV, both discussed elsewhere in this joint proxy statement/prospectus, Young does not presently have any agreements to acquire or sell any television stations.

The Stations

   Young's stations are geographically diverse, which minimizes the impact of regional economic downturns. One station is located in the west region (KCAL-Los Angeles, California), five stations are located in the Midwest region (WBAY-Green Bay, Wisconsin, KWQC-Quad Cities, KELO-Sioux Falls, South Dakota, WLNS-Lansing, Michigan and WTVO-Rockford, Illinois), four stations are in the southeast region (WKRN-Nashville, Tennessee, WRIC-Richmond, Virginia, WATE-Knoxville, Tennessee, and KLFY-Lafayette, Louisiana), and one station is in the northeast region (WTEN-Albany, New York).

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

   Six of Young's eleven stations are affiliated with ABC, three are affiliated with CBS and one is affiliated with NBC. Young believes that this network diversity reduces the potential impact of a ratings decline experienced by a particular network. KCAL is the only independent VHF television station operating in the Los Angeles market. The following table sets forth general information for each of Young's stations:

                                                                     Commercial  Station
                          Market   Television              Network    Stations   Rank In  In-Market   Year
                          Rank(1) Households(2) Channel  Affiliation in DMA(3)  Market(4) Share(5)  Acquired
                          ------- ------------- -------  ----------- ---------- --------- --------- --------
KCAL (Los Angeles, CA)..      2     5,135,140       9        IND         13          7         9      1996
WKRN (Nashville, TN)....     30       811,870       2        ABC          8          3        20      1989
WTEN (Albany, NY).......     55       507,000      10(6)     ABC          6          3        27      1989
WRIC (Richmond, VA).....     60       474,610       8        ABC          5          3        26      1994
WATE (Knoxville, TN)....     63       451,870       6        ABC          5          2        22      1994
WBAY (Green Bay, WI)....     69       392,300       2        ABC          6          1        33      1994
KWQC (Quad Cities)......     88       312,300       6        NBC          4          1        41      1996
WLNS (Lansing, MI)......    106       237,130       6        CBS          4          1        35      1986
KELO (Sioux Falls, SD)..    114       231,900      11(7)     CBS          4          1        45      1996
KLFY (Lafayette, LA)....    123       203,100      10        CBS          4          1        53      1988
WTVO (Rockford, IL).....    135       171,000      17        ABC          5          3        25      1988

--------
(1) Refers to the size of the television market or Designated Market Area ("DMA") as used by Nielsen.
(2) Refers to the number of television households in the DMA as estimated by Nielsen.
(3) Represents the number of television stations ("reportable stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 7:00 a.m. to 1:00 a.m. period ("sign-on to sign-off"). Does not include national cable channels. The number of reportable stations may change for each reporting period. "Weekly cumulative audience" measures the total number of different households tuned to a station at a particular time during the week. "Share" references used elsewhere herein measure the total daily households tuned to a station at a particular time during the week.
(4) Station's rank relative to other reportable stations, based upon the DMA rating as reported by Nielsen sign-on to sign-off during November 1999.
(5) Represents an estimate of the share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market ("in-market share"), as measured sign-on to sign-off.
(6) WTEN has a satellite station, WCDC (Adams, Massachusetts), Channel 19, operating under a separate license from the FCC.
(7) KELO has three satellite stations, KDLO (Florence, South Dakota), Channel 3, KPLO (Reliance, South Dakota), Channel 6, and KCLO (Rapid City, South Dakota), Channel 15, each of which operates under a separate license from the FCC. KCLO operates in a separate DMA from that of KELO and the other two satellites, wherein it ranks 172.

   The following is a description of each of Young's stations:

 KCAL, Los Angeles, California

   Young acquired KCAL from KCAL Broadcasting, Inc., a subsidiary of the Walt Disney Company ("Disney") on November 22, 1996. KCAL has the distinction of being one of the first commercial stations in the country. KCAL's first broadcast was on December 23, 1931. It is now the only independent VHF station in the Los Angeles market. Los Angeles is the second largest DMA with an estimated 5,135,140 television households and the country's largest television market in terms of estimated advertising dollars spent on the medium. There are thirteen reportable stations in the DMA. For the November 1999 ratings period, KCAL was ranked seventh after the local ABC, NBC, CBS, WB, Fox, UPN and Univision affiliates, with an overall sign-on to sign-off in-market share of 9%.

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

   KCAL is a prominent news provider in the market, presenting 29.5 hours of such programming each week and up to 25 special one-half hour reports each year. In 1995, the station won the prestigious Edward R. Murrow Award as the "Best Local Newscast in the Country." In 1996, KCAL was honored with nine Golden Mikes, including Best 30 Minute Newscast and Best Daytime Newscast, ten Emmys, five Radio Television News Directors awards, ten New York Film Festival Awards, 17 Associated Press Awards and 31 Los Angeles Press Club Awards. In 1997, KCAL won five Golden Mikes. In 1998, KCAL won 8 Emmys and 4 Golden Mikes. In 1999 KCAL won two Emmys for live sports coverage and two Golden Mikes for news coverage. Since 1991, KCAL has been the most honored local station in Los Angeles for news.

   KCAL is also the broadcast station of choice for premier local sports franchises with over 130 major televised sporting events each year. KCAL has won numerous Emmy Awards and currently has agreements with the Los Angeles Lakers (5 years remaining), Anaheim Angels (1 year remaining), Mighty Ducks of Anaheim (3 years remaining), and Los Angeles Clippers (1 years remaining). The station also has agreements to broadcast PAC 10 Football, the John Wooden Classic and Fight Night Boxing events. These contracts enable KCAL to offer advertisers year-round sports packages aimed at very attractive audience categories.

   As the largest market in the country's largest state, Los Angeles enjoys a diverse industry makeup ranging from entertainment and manufacturing to international trade and financial services. In addition to Los Angeles County, KCAL reaches Orange, Santa Barbara and other counties in Southern California. Orange County alone has ranked fifth, nationally, in both population and population growth over the last five years. According to Investing in Television Market Report 99 (4th Edition), published by BIA Publications, Inc. (the "BIA Guide"), the average household income in the Los Angeles market in 1997 was $45,789, with an effective buying income projected to grow at an annual rate of 2.3% through 2002. Historically, there has been a close correlation between retail sales and expenditures on broadcast television advertising in a given market. According to the BIA Guide, retail sales growth for the Los Angeles market is projected to average 1.7% annually through 2002.

 WKRN, Nashville, Tennessee

   WKRN, acquired by Young from Knight-Ridder Broadcasting, Inc. in June 1989, began operations in 1953 and is affiliated with ABC. The Nashville market is the 30th largest DMA, with an estimated 811,870 television households. There are eight reportable stations in the DMA. For the November 1999 ratings period, WKRN was rated third after the CBS and NBC affiliates, with an overall sign-on to sign-off in-market share of 20%. The station's syndicated programs include Live with Regis and Kathie Lee, Donnie & Marie, Rosie, Friends, Wheel of Fortune, ER, Jenny Jones and National Enquirer.

   The quality of the station's newscasts has been regularly recognized by its broadcasting peers, highlighted by it winning of the prestigious Peabody Award for investigative journalism. News 2 received the 1998 Mid-South Regional Emmy for Overall News Excellence and has been named Outstanding News Operation in the State of Tennessee by the Associated Press for three of the last four years.

   Nashville is the capital of Tennessee and the center of local, state and federal government with three of its five largest employers being government related. Prominent corporations located in the area include Bridgestone-Firestone, Nissan, Saturn, Columbia/HCA, Shoney's, Service Merchandise, Bell South and Dell Computer. Nashville is the home of several universities, including Vanderbilt and Tennessee State. According to the BIA Guide, the average household income in the Nashville market in 1997 was $42,956, with effective buying income projected to grow at an annual rate of 6.5% through 2002. Historically, there has been a close correlation between retail sales and expenditures on broadcast television advertising in a given market. According to the BIA Guide, retail sales growth for the Nashville market is projected to average 6.0% annually through 2002.

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

   WKRN is a prime example of Young's strategy to achieve a strong local presence and has been recently nominated for Nashville's Corporate Donor of the Year for its commitment to community activities. Public Service involvement ranges from raising food for the hungry of Middle Tennessee, The Ronald McDonald House, to focusing on the issues and concerns of children through its "Kids to Kids" campaign and "One for the Community" fund raising effort.

   ABC affiliates in Bowling Green, Kentucky and Jackson, Tennessee have overlapping signals with WKRN on the north and west edges of the DMA, resulting in some loss of viewers in those areas. Young believes this overlap is responsible for the lower station share compared to the NBC and CBS affiliates.

 WTEN, Albany, New York

   WTEN, acquired by Young from Knight-Ridder Broadcasting, Inc. in October 1989, began operations in 1953 and is affiliated with ABC. WTEN added a satellite station, WCDC-TV Channel 19, in Adams, Massachusetts in 1963 to serve more adequately the eastern edge of the market. WCDC-TV was acquired concurrently with WTEN. (All references to WTEN include WCDC-TV)

   The Albany market (which includes Schenectady and Troy) is the 55th largest DMA, with an estimated 507,000 television households. There are six reportable stations in the DMA, three of which broadcast in the VHF spectrum. During the November 1999 ratings period, WTEN was third in the ratings, with a sign-on to sign-off in-market share of 27%, compared to 30% for WNYT, the NBC affiliate, 31% for WRGB, the CBS affiliate, 11% for WXXA, the Fox affiliate and 0% for WYPX, the PAX station and 4% for WEWB, the WB affiliate has signed on as of September 1999. The station's syndicated programs include Wheel of Fortune, Jeopardy, Rosie, and Jenny Jones. WTEN has won numerous awards in recent years for both local news and public affairs programming.

   Albany is the capital of New York. The largest employers are the New York State government, the State University of New York and the General Electric Company. Other prominent corporations located in the area include Lockheed Martin, Chubb Corp, State Farm Insurance, Key Corp. and Quad Graphics. These employers, which are dependent upon a well-educated and skilled labor force to remain competitive in their industries, are able to draw upon the nation's largest concentration per capita of professionals with doctoral and post-doctoral degrees. According to the BIA Guide, the average household income in the Albany market in 1997 was $40,370, with effective buying income projected to grow at an annual rate of 1.6% through 2002. Retail sales growth in this market is also projected by the BIA Guide to average 1.7% annually during the same period.

   The station has focused on its local newscasts, selective syndicated program acquisitions and client marketing programs to maximize revenues. Selective use of sales marketing programs has generated over $2 million of new incremental revenue in 1999.

   WTEN's share of market revenue was 24.6% in 1998 which is a 5% increase over the prior year. The station achieved a market share of 24.7% for the calendar year 1999.

 WRIC, Richmond, Virginia

   WRIC, acquired by Young in November 1994 from Nationwide Communications Inc. ("Nationwide"), began operations in 1955 and is affiliated with ABC. The Richmond market (which also includes Petersburg, Virginia) is the 60th largest DMA, with an estimated 474,610 television households. There are five reportable commercial television stations in the DMA, three of which are VHF stations. For the November 1999 ratings period, WRIC was in third place in the ratings, five points behind WWBT, the NBC affiliate, and WTVR, the CBS affiliate, with a sign-on to sign-off in market share of 26% compared to 31% for WWBT. The station's syndicated programming includes Wheel of Fortune, Jeopardy, Maury Povich, Rosie and Jerry Springer. WRIC has won numerous awards in recent years from state journalism organizations for its news operations.

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   Richmond is the capital of Virginia and home to numerous colleges and universities, including the University of Richmond, Virginia Commonwealth University (VCU) and the Medical College of Virginia. Philip Morris USA is the largest employer in the market, employing approximately 6,900 area residents. According to the BIA Guide, the average household income in the Richmond market in 1997 was $41,951 with effective buying income projected to grow at an annual rate of 3.6% through 2002. Retail sales growth is also projected by the BIA Guide to average 4.4% annually during the same period.

 WATE, Knoxville, Tennessee

   WATE, also acquired by Young in November 1994 from Nationwide, began operations in 1953 and is also affiliated with ABC. The Knoxville, Tennessee market is the 63rd largest DMA, with an estimated 451,870 television households. There are five reportable stations in the DMA, three of which are VHF stations. During the November 1999 ratings period, WATE ranked second, with a sign-on to sign-off in-market share of 22%. The station's syndicated programming includes Home Improvement, People's Court, Judge Judy and Rosie. WATE has won numerous awards in recent years from state journalism organizations, including Emmy Awards from the Tennessee Chapter of NATAS. In 1999, WATE also received a national Gabriel Award for a documentary on The Holocaust.

   According to the BIA Guide, the average household income in the Knoxville market in 1997 was $36,917 with effective buying income projected to grow at an annual rate of 5.4% through 2002. Retail sales growth is also projected by the BIA Guide to average 5.5% annually during the same period.

 WBAY, Green Bay, Wisconsin

   WBAY, the third station acquired by Young in November 1994 from Nationwide, began operations in 1953 and is also affiliated with ABC. The Green Bay market (which also includes Appleton, Wisconsin) is the 69th largest DMA, with an estimated 392,300 television households. There are six reportable stations in the DMA, four of which are VHF stations. For the November 1999 ratings period, WBAY was first in the ratings with a sign-on to sign-off in-market share of 33%. The station's syndicated programming includes Home Improvement, Seinfeld, Friends, Martha Stewart and Dr. Joy Brown. WBAY has won numerous awards in recent years from state journalism organizations for its news operations.

   According to the BIA Guide, the average household income in the Green Bay market in 1997 was $40,854, with effective buying income projected to grow at an annual rate of 4.3% through 2002. Retail sales growth is also projected by the BIA Guide to average 4.7% annually during the same period.

 KWQC, Quad Cities

   Young acquired KWQC from Broad Street Television, L.P. on April 15, 1996. The station began operations in 1949 and is affiliated with NBC. The Davenport market, referred to as the Quad Cities Market, is the 88th largest DMA serving an estimated 312,300 television households in eastern Iowa and western Illinois. There are four reportable stations in the DMA, three of which are VHF. During the November 1999 ratings period, KWQC retained its number one position in the market with a sign-on to sign-off in-market share of 41%. The station has retained the number one position for over thirteen years and continues to expand news programming and increase market share. The station's syndicated programming includes Oprah, Jeopardy, Wheel of Fortune, Martha Stewart, Hollywood Squares, Inside Edition and Cheers.

   KWQC places a strong emphasis on local news and community related events and broadcasts. The station annually produces several news specials in addition to providing 25 hours of local news and information programming per week. KWQC is involved in a variety of community events including Race For The Cure, Toys For Tots, Festival of Trees, The Student Hunger Drive, the United Way Drive, Bix 7 Race and Women's Lifestyle Fair.

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

   John Deere Corporation and Eagle Country Markets are both headquartered in the Quad Cities. Other major employers include the Rock Island Arsenal, Alcoa, Trinity Medical Center, Oscar Mayer, J.I. Case and Modern Woodman. Riverboat gambling has brought three boats to the market that have increased the tourism business. The market has also experienced an increase in convention business.

   According to the BIA Guide, the average household income in the Quad Cities market in 1997 was $39,962, with effective buying income projected to grow at an annual rate of 3.2% through 2002. Retail sales growth is also projected by the BIA Guide to average 3.3% annually during the same period.

 WLNS, Lansing, Michigan

   WLNS, acquired by Young from Backe Communications, Inc. in September 1986, began operations in 1950 and is affiliated with CBS. The Lansing market is the 107th largest DMA, with an estimated 237,860 television households. WLNS is one of only two VHF network affiliates in the DMA. During the November 1999 ratings period, WLNS was the highest-rated station out of four reportable stations in its DMA, with a sign-on to sign-off in-market share of 35%. The station's syndicated programming includes Rosie, Entertainment Tonight, Hollywood Squares, and Montel Williams.

   The station attributes its success to the experience of its local sales staff, which focuses on developing strong relationships with local advertisers. The station's revenue market share in 1998 was 40%. The projected market share in 1999 is 42%. WLNS is also recognized as the dominant news station in the Lansing market. The station consistently wins by wide margins against competitors in its noon and 6:00pm newscasts. For the November 1999 ratings period, WLNS's newscasts finished ahead its closest competitor by 33 share points at noon and 9 share points at 6:00pm. WLNS launched the market's first 5:30pm newscast in 1989, which has since developed a solid audience share and has consistently held the greatest share in its time period. In 1997, WLNS added another half hour of local news at 5:00pm, making WLNS one of the only stations in the country of its market size to produce a 90 minute news block each evening from 5:00pm to 6:30pm. The station recognizes local news programming as the key to its success and produces 18 to 20 special news programs each year, including live town hall meetings in prime time on community topics such as youth violence, and political debates in major election years. The quality of the news broadcast at WLNS has resulted in numerous state journalism and public service awards.

   The economy of Lansing is dominated by three employers, the State of Michigan, General Motors and Michigan State University, giving Lansing an advantage over other Michigan cities whose economies rely more heavily on, and are more prone to the cyclical nature of, the domestic automobile industry. Lansing is the capital of Michigan and its various government agencies employ an aggregate of approximately 15,500 people. General Motors has approximately 14,000 employees. Michigan State University has over 12,000 employees with a student enrollment of over 42,000. Other significant industry sectors in the area are plastics, non-electrical machinery, fabricated metal products, food processing and printing. Companies represented in these groups include Owens-Brockway, John Henry Co. and Dart Container. According to the BIA Guide, the average household income in the Lansing market in 1997 was $40,704, with effective buying income projected to grow at an annual rate of 2.7% through 2002. Retail sales growth in this market is also projected by the BIA Guide to average 4.6% annually during the same period.

 KELO, Sioux Falls, South Dakota

   On May 31, 1996, Young acquired KELO from a subsidiary of Midcontinent Media, Inc. The station began operations in 1953 and is affiliated with CBS. KELO added satellite station KDLO, Channel 3, in Florence, South Dakota in 1955 to serve the northern South Dakota area, and added satellite station KPLO, Channel 6, in Reliance, South Dakota in 1957 to serve the central South Dakota area. In 1988, KCLO, Channel 15, then operating as a translator facility, was added as a satellite station of KELO in Rapid City, South Dakota. KELO-TV fully serves two DMAs, as Rapid City is a separate contiguous market. (All references to KELO include KDLO and KPLO. The following information pertains only to the Sioux Falls DMA.)

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

   The Sioux Falls market is the 114th largest DMA serving an estimated 231,900 television households encompassing counties in Minnesota, Iowa and Nebraska, as well as 51 counties within South Dakota. There are four reportable stations in the DMA, three of which are VHF. During the November 1999 ratings period, KELO was first in the market with a sign-on to sign-off in-market share of 45%, significantly ahead of the ABC, NBC and FOX affiliates, who had 30%, 15% and 9%, respectively. KELO-TV's newscast finished each of the competing stations for every weekday and weekend newscast time period. Recognizing the importance of local news, the station presents live newscasts seven times daily, with notable ratings and sales success. The station's revenue market share in 1999 was 48%. The projected market share in 2000 is 49%. The station's syndicated programming includes Rosie, Entertainment Tonight, and Maury.

   The largest employers in the market are Citibank and John Morrell. Sioux Falls is the largest city in South Dakota, with a population of 120,500. According to the BIA Guide, the average household income in the Sioux Falls market in 1997 was $40,237, with effective buying income projected to grow at an annual rate of 4.6% through 2001. Retail sales growth is also projected by the BIA Guide to average 5.7% annually during the same period.

 KLFY, Lafayette, Louisiana

   KLFY, acquired by Young from Texoma Broadcasters, Inc. in May 1988, began operations in 1955 as the market's first television station and is affiliated with CBS. KLFY is one of only two network-affiliated VHF stations serving the Lafayette market. The third commercial station in the market is a Fox affiliate operating on a UHF channel and a fourth Station, KLAF, is a lower power station affiliated with the UPN and Warner Brothers Network. The market is dominated by KLFY and the local ABC affiliate. The signals from the NBC affiliates in Lake Charles, Baton Rouge and Alexandria, Louisiana are available to households in the DMA. Since 1994, the NBC affiliate in Lake Charles is selling advertising in the Lafayette market with minimal success.

   The Lafayette market is the 123rd largest DMA, with an estimated 203,100 television households. KLFY ranks first in the November 1999 ratings period with an overall sign-on to sign-off in-market share of 53%, and has ranked first in those viewership measurements consistently for prior ratings periods. KLFY leads its competition in audience share in 27 major Nielsen dayparts. KLFY is ranked number one during prime-time (7:00 p.m.-10:00 p.m., Monday-Saturday and 6:00 p.m.-10:00 p.m., Sunday), the most sought after advertiser demographic time period, with an in-market share of 45%. The station's syndicated programs include The Maury Povich Show, Home Improvement, Coach, Rosie, Sally Jessy Raphael, Hercules and Zena.

   Historically, KLFY has placed a strong emphasis on local news and community-related broadcasts. Each weekday begins with a 90-minute live production of "Passe Partout," a family-oriented program offering early morning news, weather, sports and interviews on subjects relevant to local residents. For the November 1999 ratings period, this program received a 6:00-7:00 a.m. in-market share of 66%. The first 30 minutes of "Passe Partout" are broadcast in French for the large French-speaking Cajun population in the area; the balance is in English. KLFY also has won numerous awards in recent years from state journalism organizations, including the 1995 and 1998 "Station of the Year" award from the Louisiana Broadcasters Association.

   KLFY has made community involvement an important part of its operations. The 12:00 noon news show is called "Meet Your Neighbor" and, in addition to an emphasis on local news reporting, is a platform for community service segments. In addition to ongoing commitments to blood drives, food and clothing drives, a big brother/big sister program and animal adoptions, the station has been the motivating force behind some unusual projects. "Wednesday's Child" is a nationally recognized weekly segment featuring a child in need of adoption, and the effort has had a significant success rate in placing children. The station has over the past thirteen years raised over two thousand tons of food for the hungry with its annual "Food for Families" all-day live remote from 17 locations in the DMA. It has an annual "Coats for Kids" campaign to clothe needy children and has raised over $9.6 million for the Muscular Dystrophy Association's ("MDA") annual telethon.

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

For its efforts, the station has received awards from state and national service organizations, including the MDA's special recognition award and Media of the Year awards from the Louisiana Special Olympics and the Black Advisory Adoption Committee.

   According to the BIA Guide, the average household income in the Lafayette market in 1997 was $33,959, with effective buying income projected to grow at an annual rate of 4.9% through 2002. Retail sales growth in this market is also projected by the BIA Guide to average 5.7% annually during the same period.

 WTVO, Rockford, Illinois

   WTVO, the ABC affiliate in Rockford, Illinois began operations in 1953 under the ownership of Winnebago Television Corporation. Young purchased Winnebago Television Corporation in September 1988. WTVO switched its affiliation from NBC to ABC, effective as of August 14, 1995.

   The Rockford market is the 135th largest DMA, with an estimated 171,000 television households. There are five reportable stations in the DMA, of which one is a VHF station and the others, including WTVO, are UHF stations. In the November 1999 ratings period, WTVO was number three in the market, with a sign-on to sign-off in-market share of 25%, compared to 31% and 33% for the CBS and NBC affiliates, respectively. The station's syndicated programs include Sally Jessy Raphael, Rosie, Hollywood Squares, Dr. Joy Brown and Extra. The station produces local interest programs such as Spotlight 17, Friday Football Blitz and Friday Basketball Blitz.

   Each year, the Northern Illinois Council of Advertising recognizes the production creativity of local advertising agencies and television stations by awarding "Raddys." Since 1990, WTVO has been the recipient of 18 Raddy awards which span the categories of broadcast division, original footage, and promotional (news) campaign.

   WTVO's DMA encompasses a five-county area of northern Illinois, northwest of Chicago. Rockford is the second largest city in Illinois. Over 1,000 manufacturing firms employ a total of over 50,000 persons in the Rockford area, specializing in machine tool, automotive, aerospace, and consumer product industries. Prominent manufacturers in the area include Hamilton Corporation, the area's largest employer, Ingersoll Milling Machine Company and Daimler/Chrysler Corporation's Neon facility. UPS has constructed a $60.0 million Midwestern freight hub at Rockford, and Motorola has a cellular phone plant in nearby Harvard, Illinois. WTVO's share of revenue in 1999 is projected to be 22% versus 1998's 24%. According to the BIA Guide, the average household income in the Rockford market in 1997 was $42,557, with effective buying income projected to grow at an annual rate of 3.2% through 2002. Retail sales growth in this market is also projected by the BIA Guide to average 2.7% annually during the same period.

Network Affiliation Agreements

   Each of Young's network-affiliated stations is affiliated with its network pursuant to an affiliation agreement (an "Affiliation Agreement"). WKRN, WTEN, WRIC, WATE, WBAY and WTVO are affiliated with ABC. KELO, WLNS and KLFY are affiliated with CBS. The Quad Cities Station (KWQC) is affiliated with NBC.

   In October 1994, Young and ABC entered into new Affiliation Agreements for five of Young's ABC-affiliated stations. Effective August 14, 1995, Young switched the affiliation of its then sole NBC affiliate to ABC. In addition, in September 1994, Young and CBS entered into new Affiliation Agreements for three of Young's CBS-affiliated stations. Such Affiliation Agreements with ABC and CBS provide for contract terms of ten years. The Affiliation Agreement for the Quad Cities Station provides for a ten-year term, with an expiration date of November 1, 2004. On April 3, 1996, Young and CBS entered into new affiliation agreements for KELO and each of its satellite stations which expire on October 2, 2006. Each Affiliation Agreement is automatically renewed for successive terms subject to either party's right to terminate at the end of any term after giving proper notice thereof. Under the Affiliation Agreements, the networks also possess, under certain circumstances (such as a transfer of control or adverse changes in signal, operating hours or other mode of operation), the right to terminate the Affiliation Agreement on prior written notice ranging between 15 and 45 days depending on the Affiliation Agreement. In addition, ABC has the right upon 60 days prior notice to terminate the Affiliation Agreement with respect to an ABC-affiliated station in a particular market if it acquires a different station within such market.

   Each Affiliation Agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during such broadcasts. In addition, for each hour that the station elects to broadcast network programming, the network pays the station a fee, specified in each Affiliation Agreement, which varies with the time of day. Typically, "prime-time" programming (Monday through Saturday from 8:00 p.m.-11:00 p.m., Eastern time, and Sunday from 7:00 p.m.-11:00 p.m., Eastern time) generates the highest hourly rates. Management believes that programming costs are generally lower for network affiliates than for independent television stations and prime-time network programs generally achieve higher ratings than non-network programs. Management believes that Young's relationship with the networks is excellent and that all of its stations are highly valued affiliates.

   As an independent station, KCAL purchases all of its programming, resulting in proportionally higher programming costs for the station. In this regard, KCAL retains its entire inventory of advertising and all of the revenue obtained therefrom. Furthermore, KCAL enters into barter arrangements whereby program distributors may receive advertising time in exchange for the programming they provide.

Competition

   Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station's competitive position include signal coverage and assigned frequency. The broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on Young's operations.

 Audience

   Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A majority of the daily programming on Young's stations is supplied by the network with which each station is affiliated. In those periods, the stations are totally dependent upon the performance of the network programs in attracting viewers. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Non-network time periods are programmed by the station with a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs purchased for cash, cash and barter, or barter only.

   Independent stations, whose number has increased significantly over the past decade, have also emerged as viable competitors for television viewership share. Each of Time Warner, Inc. and Paramount Communications, Inc. has recently launched a new television network and have entered into affiliation agreements with certain independent commercial television stations. The programming made available by these new networks is presently limited. Young is unable to predict the effect, if any, that such networks will have on the future results of Young's operations.

   In addition, the development of methods of television transmission of video programming other than over-the-air broadcasting, and in particular the growth of cable television, has significantly altered competition for audience in the television industry. These other transmission methods can increase competition for a broadcasting station by bringing into its market distant broadcasting signals not otherwise available to the station's audience and also by serving as a distribution system for non-broadcast programming originated on the cable system. Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations competed only with each other in most local markets. Although cable television systems were initially used to retransmit broadcast television programming to paid subscribers in areas with poor broadcast signal reception, significant increases in cable television penetration occurred throughout the 1970s and 1980s in areas that did not have signal reception problems. As the technology of satellite program delivery to cable systems advanced in the late 1970s, development of programming for cable television accelerated dramatically, resulting in the emergence of multiple, national-scale program alternatives and the rapid expansion of cable television and higher subscriber growth rates. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. Recently, however, certain cable operators have elected to compete for such audiences, and the increased competition could have an adverse effect on Young's advertising revenues.

   Other sources of competition include home entertainment systems (including video cassette recorder and playback systems, videodisks and television game devices), "wireless cable" service, satellite master antenna television systems, low power television stations, television translator stations and, most recently, direct broadcast satellite video distribution services which transmit programming directly to homes equipped with special receiving antennas.

   Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now under development for use with current cable channels or direct broadcast satellites, are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. Young is unable to predict the effect that these or other technological changes will have on the broadcast television industry or the future results of Young's operations.

 Programming

   Competition for programming involves negotiating with national program distributors or syndicators which sell first-run and rerun packages of programming. The stations compete against in-market broadcast station competitors for exclusive access to off-network reruns (such as Roseanne) and first-run product (such as Entertainment Tonight) in their respective markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic in the television industry.

   Time Warner, Inc. and Paramount Communications, Inc., each of which has launched a new television network, also own or control a major production studio. Outside production studios are the primary source of programming for the networks. It is uncertain whether in the future such programming, which is generally subject to short-term agreements between the studios and the networks, will be moved to the new networks.

 Advertising

   Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces, and development of projects, features and programs that tie advertiser messages to programming. In addition to competing with other media outlets for audience share, Young's stations also compete for advertising revenues, which comprise the primary source of revenues for the Subsidiaries. Young's stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcasting station in the market does not compete with stations in other market areas. Young's television stations are located in highly competitive markets.

Employees

   Approximately 200 of Young's employees are represented by collective localized bargaining agreements at various stations.

Properties

   Young's principal executive offices are located at 599 Lexington Avenue, New York, New York 10022. Young leases approximately 9,546 square feet of space in New York (the "Master Lease"). The Master Lease expires in the year 2009 with respect to 7,600 square feet and in 2002 with respect to 1,946 square feet.

   The types of properties required to support television stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located in elevated areas so as to provide maximum market coverage. The following table contains certain information describing the general character of Young's properties.

       Metropolitan Area and Use       Owned or Leased       Approximate Size
      ---------------------------- ----------------------- --------------------
KCAL  Los Angeles, California
       Office and studio                    Owned             33,000 sq. ft.
       Office and studio                   Leased             16,198 sq. ft.
       Transmission tower site             Leased             60,000 sq. ft.
WKRN  Nashville, Tennessee
       Office and studio                    Owned             43,100 sq. ft.
       Land                                 Owned               2.72 acres
       Transmission tower site              Owned              49.33 acres
WTEN  Albany, NY
       Office and studio                    Owned             39,736 sq. ft.
        Land                                Owned               2.56 acres
      New Scotland, NY
       Transmission tower site
        -Land                               Owned               5.38 acres
        -Building                           Owned             2,800 sq. ft.
      Mt. Greylock, Adams, MA
       Transmission tower site
        -Land                              Leased             15,000 sq. ft.
        -Building                           Owned             2,275 sq. ft.
WRIC  Richmond, VA
       Office and studio                    Owned             34,000 sq. ft.
       Land                                 Owned                4 acres
      Petersburg, VA
       Transmission site           Lease of space on tower          --
      Chesterfield Co., VA(1)
       Transmitter building                 Owned              900 sq. ft.

          Metropolitan Area and Use           Owned or Leased       Approximate Size
      ----------------------------------  ----------------------- --------------------
WATE  Knoxville, TN
       Office and studio                           Owned             34,666 sq. ft.
       Land                                        Owned               2.65 acres
      Knox County, TN
       Transmission tower site                     Owned               9.57 acres
      House Mountain, TN
       Prospective tower site                      Owned                5 acres
WBAY  Green Bay, WI
       Office and studio                           Owned             90,000 sq. ft.
       Land                                        Owned               1.77 acres
      DePere, WI
       Transmission tower site                     Owned               3.54 acres
      Appleton, WI
       Office                                     Leased             1,506 sq. ft.
KWQC  Davenport, Iowa
       Office and Studio                           Owned             59,786 sq. ft.
       Land                                        Owned             86,978 sq. ft.
      Bettendorf, Iowa
       Transmission tower site                     Owned              37.323 acres
KELO  Sioux Falls, South Dakota
       Land, office and studio                     Owned             23,700 sq. ft.
       Transmission tower site                     Owned              58.23 acres
       Auxiliary transmission tower site          Leased              26.42 acres
      Reliance, South Dakota
       Transmission tower site                     Owned               5.83 acres
      Rapid City, South Dakota
       Office and studio                          Leased             3,555 sq. ft.
       Transmission tower site                     Owned                 1 acre
      Murdo, South Dakota
       Transmission tower site                    Leased                 1 acre
      Philip, South Dakota
       Transmission tower site                    Leased               8.23 acres
      Wall, South Dakota
       Transmission tower site                    Leased                4 acres
      Beresford, South Dakota
       Transmission tower site                    Leased               2.1 acres
       Doppler Radar tower site                   Leased               0.02 acres
      Diamond Lake, South Dakota
       Transmission tower site                     Owned                 1 acre
      DeSmet, South Dakota
       Transmission tower site                     Owned               0.55 acres
      Garden City, South Dakota
       Transmission tower site                     Owned                 1 acre
       Auxiliary transmission tower site           Owned                 1 acre
      Farmer, South Dakota
       Transmission tower site                     Owned                 1 acre

                                         Owned
                                           or    Approximate
          Metropolitan Area and Use      Leased      Size
      ---------------------------------  ------ --------------
      Mt. Vernon, South Dakota
       Transmission tower site           Owned      1 acre
      White Lake, South Dakota
       Transmission tower site           Owned      1 acre
      New Underwood, South Dakota
       Transmission tower site           Leased  200 sq. ft.
      Huron, South Dakota
       Doppler Radar tower site          Leased  480 sq. ft.
WLNS  Lansing, Michigan
       Office and studio                 Owned  19,000 sq. ft.
       Land                              Owned    4.75 acres
      Meridian,Michigan
       Transmission tower site           Owned     40 acres
KLFY  Lafayette, Louisiana
       Office and studio                 Owned  24,800 sq. ft.
       Land                              Owned    3.17 acres
      Maxie, Louisiana
       Transmission tower site           Leased   8.25 acres
       Proposed transmission tower site  Owned    142 acres
WTVO  Rockford, Illinois
       Office and studio                 Owned  15,200 sq. ft.
       Land                              Owned  14.4 acres

--------
(1) Station owns tower structure and related building, with non-exclusive easement for access to underlying property, which is owned by a third party.

                        CHRONICLE PUBLISHING'S BUSINESS

General

   The predecessor to The Chronicle Publishing Company was incorporated in 1906 ("Old Chronicle"). The Chronicle Publishing Company, a Nevada corporation, was incorporated in September 1995. In March 1996, Chronicle Publishing acquired all the assets and liabilities of Old Chronicle other than those relating to Old Chronicle's cable television business. The businesses and assets acquired by Chronicle Publishing from Old Chronicle included three daily newspapers, three network-affiliated television broadcast stations, two book publishing operations and a 51% interest in Bay TV.

   Chronicle Publishing currently owns and operates KRON-TV, a television station which is currently affiliated with NBC, and a 51% interest in BayTV, a 24-hour local news and information channel, both in the San Francisco Bay Area, WOWT(TV), a television station in Omaha, Nebraska, KAKE-TV, KUPK-TV and KLBY(TV), television stations in Kansas, and the San Francisco Chronicle, a daily newspaper in San Francisco. Until early 2000, Chronicle Publishing also owned and operated the Worcester Telegram & Gazette, a daily newspaper in Worcester, Massachusetts, The Pantagraph, a daily newspaper in central Illinois, MBI Publishing Company, a book and calendar publishing company in Wisconsin, and Chronicle Books, a specialty book publishing business in San Francisco. In June 1999, Chronicle Publishing's board determined to commence the sale of all of Chronicle Publishing's assets. From August 1999 through November 1999, Chronicle Publishing entered into definitive agreements with various buyers for the sale of each of its businesses, including WOWT(TV), KAKE-TV, KUPK-TV, KLBY(TV) and the San Francisco Chronicle, which have not yet been sold. It is currently expected that at the time of the closing of the merger of Chronicle Publishing with Young, KRON-TV and BayTV will be the only remaining businesses owned by Chronicle Publishing.

KRON-TV

 Overview and History

   KRON-TV is a VHF television station in the San Francisco Bay Area, the fifth largest television revenue market in the country, based on television households. Chronicle Publishing has owned and operated KRON-TV, and KRON-TV has been an NBC affiliate, since it was first granted a FCC license in 1949. As an NBC affiliate, KRON-TV is the largest non-network owned NBC station in the country.

 Business Strategy

   KRON-TV has three primary strategic goals to develop its broadcast business:

  . continue its recent track record as the dominant television news provider in the market;

  . maintain the number one sign-on to sign-off ranking as measured in ratings and share in the San Francisco Bay Area market; and

  . become the number one billing station in the market as measured by net advertising revenues.

   To further these goals, KRON-TV distributes its news content through as many local outlets as possible to increase the public awareness of KRON-TV's news programs. By having its news product on a variety of distribution outlets, KRON-TV seeks to attract viewers to its regular newscasts and thereby increase its ratings and advertising base. Currently, in addition to its traditional newscasts, KRON-TV airs news updates on CNN Headline News every half hour and MSNBC hourly. Time shifted KRON-TV newscasts also air on BayTV, and all KRON-TV stories can be accessed through the KRON-TV section of the SF Gate website (www.SFGate.com). This website will be sold with the San Francisco Chronicle and is not an asset subject to this joint proxy statement/prospectus.

   In the five years from May 1994 to May 1999 the total viewing market shares of the four major stations in San Francisco: KRON-TV (NBC); KPIX (CBS); KGO
(ABC) and KTVU (FOX) have fallen on a total weekly basis from 53% to 46%. KRON-TV's rating and market share have remained consistent during that time at a 4 rating and a 13% viewing share.

 NBC Affiliation

   Throughout most of the 1990s, NBC has been the highest performing network nationally in terms of delivering 18-49 year old and 25-54 year old adult demographics in prime time to its affiliates. KRON-TV is the largest non-network owned NBC station in the country reaching 2.5% of the total television audience (behind New York, Los Angeles and Chicago, which are all owned and operated by NBC). NBC's strong program line-up, including the Today Show in the morning, prime time and the Tonight Show with Jay Leno, provides a strong foundation for KRON-TV's successful program schedule.

   In 1994, KRON-TV renegotiated its affiliation agreement with NBC and secured a new seven year term with higher network compensation from NBC. The current agreement expires December 31, 2001.

 Local News

   KRON-TV's strategy in the 1980s and early 1990s was to become the market news leader. The station has achieved this goal by expanding weekly news coverage and increasing coverage of breaking stories. KRON-TV started airing thirty second news updates on the hour every hour in 1990 and lengthened its early morning news broadcast by one hour. KRON-TV also added a 4:00 pm daily newscast, which is the earliest evening newscast in the San Francisco Bay Area. KRON-TV also increased the size of its news reporting staff so that it has more reporters covering the news 24 hours a day than its competitors. KRON-TV newscasts are time shifted and replayed on BayTV.

 Syndicated Programming

   While KRON-TV does not enjoy the leverage of being a member of a large station group in acquiring syndicated product, it maintains strong relationships with most of the major studios and has successfully negotiated competitive programming contracts with several of them. This has enabled KRON-TV to secure such hit shows as Entertainment Tonight, Frasier and Judge Judy under favorable terms through the 2001-2002 season.

 Historic Video Archive

   KRON-TV has covered the San Francisco Bay Area since 1949 and holds one of the largest video news archives of local San Francisco Bay Area footage. While KRON-TV frequently sells archive footage to outside parties who make requests, it has never sought any on-going commercial application for this archive outside uses in its own programming.

 Advertising

   The San Francisco Bay Area, referred to as the San Francisco-Oakland-San Jose designated market area, is an attractive market for advertisers given its size, demographics and powerful economy. The San Francisco Bay Area is comprised of eleven counties that border or lie in close proximity to San Francisco and includes the major cities of San Francisco, San Jose and Oakland as well as Silicon Valley. The San Francisco Bay Area has a total population of approximately 6.4 million with approximately 2.3 million television households, ranking the San Francisco Bay Area as the fifth largest designated market area in the United States. The San Francisco Bay Area population is particularly affluent with a per household annual effective buying income of approximately $56,000, which ranks second in the nation behind Washington, D.C. The San Francisco Bay Area economy has experienced significant growth in the past five years driven by Silicon Valley and the growing importance of technology-based industries to the regional and national economies.

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

   In 1998, the top six broadcast stations billed $598 million as compiled by Ernst & Young. Between 1998 and 2000, the market is projected to increase at a compound annual growth rate of 5.0% which compares favorably with the other top-ten designated market areas in the country. The estimated compound annual growth rates for the Chicago, Boston, Dallas-Fort Worth and Detroit designated market areas for the same period are estimated to be 2.7%, 4.2%, 3.7% and 2.0%, respectively. The Atlanta, Washington, D.C., Los Angeles and New York Designated Market Areas are projected to grow at an estimated compound annual growth rates of 4.5% over the same period. Only Philadelphia, with a projected compound annual growth rate of 5.7%, is estimated to grow faster than the San Francisco-Oakland-San Jose designated market area.

 High Definition Television

   KRON-TV has invested in the equipment necessary to transmit a high definition television signal to its viewers from Sutro Tower. The equipment includes the transmission encoder, HDTV transmitter, transmission line and antennae necessary to transmit a high definition television signal. This will allow KRON-TV to transmit and deliver a HDTV signal to its viewers. At this time very few viewers have television sets that can receive a high definition signal and the networks are not yet in full high definition production. KRON-TV has converted its analog NTSC signal and is simulcasting it to viewers with HDTV and NTSC. The Tonight Show with Jay Leno is currently the only regularly scheduled television program being produced in HDTV by either NBC or KRON-TV.

 Environmental And Regulatory

   KRON-TV is subject to various federal, state and local laws and regulations. Chronicle Publishing believes it is in compliance with all environmental and regulatory issues applicable to KRON-TV. KRON-TV's license was renewed on November 30, 1998 for a term expiring December 1, 2006.

 Litigation

   KRON-TV believes it is in compliance with all applicable federal, state and local laws and regulations. The Station, from time to time, is involved in legal matters which arise in the ordinary course of business. At the present time, it is the opinion of management that the ultimate liability, if any, of KRON-TV from all such proceedings will not have a material adverse effect upon the financial position or operating results of KRON-TV.

BayTV

   As compensation for allowing local cable operators to carry the KRON-TV broadcast signal on their system, each cable operator agreed to carry a 24-hour local news and information channel produced and owned by KRON-TV. In July 1994, the BayTV channel was launched with 850,000 subscribers, and it now reaches 1.4 million cable homes. BayTV is the San Francisco Bay Area's only 24-hour local news and information channel offering viewers local news, sports, talk and other information. The programming for BayTV centers around features of interest to San Francisco Bay Area residents such as local high school sports, local college sports, restaurant reviews, local entertainment schedules, book reviews, long form coverage of local community events and more.

   In connection with Chronicle Publishing's sale of its cable systems to Tele-Communications, Inc. ("TCI") (now AT&T Broadband and Internet Services) in 1996, TCI acquired a 49% minority interest in BayTV, with Chronicle Publishing retaining a 51% ownership position and management control. BayTV's affiliation agreement with TCI has been extended through December 31, 2000.

 Current Affiliation Agreements

   BayTV has affiliation agreements with seven local cable operators each of which has been extended through December 31, 2000. TCI (now AT&T Broadband and Internet Services) accounts for 88% of the total subscribers. Under the agreements BayTV receives:

  . Fees: Subscriber fees are $0.26 per subscriber per month for calendar year 2000.

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

  . Channel Position: BayTV has the most common channel position of any cable channel in the San Francisco Bay area market with 82% of the systems carrying BayTV on Channel 35. As the cable rebuilds are completed in the next year and TCI adopts a universal channel line-up, this will move closer to 100%.

  . Exclusivity: BayTV was given exclusivity as the only 24-hour local cable news service to be carried on local cable systems.

  . CNN Headline News: KRON-TV was given the exclusive right to program the local news windows on Headline News at 24 and 54 minutes after the hour.

  . Advertising Revenue: BayTV retains all the local inventory on BayTV and in the Headline News inserts for sales purposes.

 Subscribers

   BayTV was launched with 850,000 TCI subscribers in July 1994. BayTV is currently carried in all but 62,000 of the San Francisco Bay Area's 1.5 million cable homes. The remaining homes are expected to carry Bay-TV by June 2000 as the final cable rebuilds are completed in Marin County and Healdsburg.

 Synergies With KRON-TV

   BayTV serves as a promotional platform for KRON-TV's news product since many of the KRON-TV's anchors and reporters appear regularly on BayTV and several of KRON-TV's main anchors have their own programs on BayTV. Certain KRON-TV news programs are time shifted on BayTV for viewer convenience and BayTV purchases base infrastructure services such as equipment maintenance, promotional support, accounting, office services, human resources and studio operations from KRON-TV.

 Sales Representation Agreement

   In March 1999, BayTV eliminated its in-house sales staff and an agreement with Bay Cable Advertising to be BayTV's exclusive sales representative. The sales representation agreement with Bay Cable Advertising expires December 31, 2000. Sales goals are established annually and Bay Cable Advertising guarantees minimum levels of sales performance. Bay Cable Advertising, owned by TCI Media Services, a subsidiary of TCI, is one of the largest and most successful cable interconnect sales organizations in the country.

Employees

   Approximately 140 of KRON-TV's employees and 50 of BayTV's employees are represented by collective bargaining agreements with two different unions, The International Brotherhood of Electrical Workers and the American Federation of Television and Radio Artists.

Properties

   KRON-TV's principal offices are located at 1001 Van Ness Avenue, San Francisco, California.

   The types of properties required to support television stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located in elevated areas so as to provide maximum market coverage. The following table contains certain information describing the general character of properties used by KRON-TV and
BayTV:

                 Metropolitan Area and Use           Owned or Leased Approximate Size
         ------------------------------------------  --------------- ----------------
KRON-TV  San Francisco, California                        Owned       95,100 sq. ft.
          Office and studio Transmission tower site      Leased       1,800 sq. ft.

BayTV    San Francisco Office and studio                 Leased       7,900 sq. ft.

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

                 FEDERAL REGULATION OF TELEVISION BROADCASTING

Existing Regulation

   Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"), most recently amended in significant respects by the Telecommunications Act of 1996 (the "1996 Act"). The Communications Act empowers the FCC, among other things: to determine the frequencies, location and power of broadcast stations; to issue, modify, renew and revoke station licenses; to approve the assignment or transfer of control of broadcast licenses; to regulate the equipment used by stations; to adopt and implement regulations and policies concerning the ownership and operation of television stations; and to impose penalties for violations of the Communications Act or FCC regulations. The FCC has also adopted children's programming regulations for television broadcasters that effectively require most television broadcasters to air at least three hours per week of programming designed to meet the educational and informational needs of children age 16 and younger. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures or, for particularly egregious violations, the revocation of a license. Young's business will be dependent upon its continuing ability to hold television broadcasting licenses from the FCC.

License Renewals

   As a result of the 1996 Act, broadcast licenses are now generally granted or renewed for terms of eight years, though licenses may be renewed for a shorter period upon a finding by the FCC that the "public interest, convenience and necessity" would be served thereby. The FCC prohibits the assignment of a license or the transfer of control of a broadcasting licensee without prior FCC approval. Young must apply for renewal of each broadcast license. At the time an application is made for renewal of a license, parties in interest may file petitions to deny, and such parties, as well as other members of the public, may comment upon the service the station has provided during the preceding license term and urge denial of the application. The FCC is required to hold evidentiary, trial-type hearings on renewal applications if a petition to deny renewal of such license raises a "substantial and material question of fact" as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. The FCC must grant the renewal application if after notice and an opportunity for a hearing, it finds that the incumbent has served the public interest and has not committed any serious violation of FCC requirements. If the incumbent fails to meet that standard, and if it does not show other mitigating factors warranting a lesser sanction, the FCC has the authority to deny the renewal application and consider a competing application. While broadcast licenses are typically renewed by the FCC, even when petitions to deny are filed against renewal applications, there can be no assurance that the licenses for Young's television stations will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum eight-year period. The non-renewal or revocation of one or more of Young's primary FCC licenses could have a material adverse effect on Young's operations. The main station licenses for Young's television stations expire on the following dates: WRIC, October 1, 2004; KLFY, June 1, 2005; WKRN, August 1, 2005, WATE, August 1, 2005; WLNS, October 1, 2005; WBAY, December 1, 2005; WTVO, December 1, 2005; KWQC, February 1, 2006; KCLO, April 1, 2006; KELO, April 1, 2006; KDLO and KPLO (satellites of KELO), April 1, 2006; KCAL, December 1, 2006; WTEN, June 1, 2007; and WCDC, WTEN's satellite station, April 1, 2007. KRON-TV's license will expire on December 1, 2006.

Multiple Ownership Restrictions

   The Communications Act and FCC rules and regulations also regulate broadcast ownership. The FCC has promulgated rules that, among other matters, limit the ability of individuals and entities to own or have an official position or ownership interest, known as an attributable interest, above a specific level in broadcast stations as well as other specified mass media entities. As detailed below, in August 1999, the FCC substantially revised a number of its multiple ownership and attribution rules. Although these rules became effective November 16, 1999, they may still be stayed, modified or reconsidered in subsequent proceedings. In

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

three separate orders, the FCC revised its rules regarding restrictions on television ownership, radio-television cross-ownership, and attribution of broadcast ownership interests. The three orders resolve several long pending rulemaking proceedings and respond, in part, to certain directives in the 1996 Act, where Congress liberalized the radio ownership rules and directed the FCC to consider certain additional deregulatory measures for television. The FCC's key broadcast ownership rules, inclusive of the recent revisions, are summarized below:

Local Radio Ownership

   With respect to radio licenses, the maximum allowable number of stations that can be commonly owned in a market varies depending on the number of radio stations within that market, determined by using an FCC-prescribed method. In markets with more than 45 stations, one company may own, operate or control up to eight radio stations, with no more than five in either AM or FM.

Local Television Ownership

   The FCC's new TV "duopoly" rule permits parties to own two TV stations without regard to signal contour overlap provided they are located in separate markets referred to as designated market areas. In addition, the new rules permit parties in larger designated market areas to own up to two television stations in the same designated market area so long as at least eight independently owned and operating full-power television stations remain in the market at the time of acquisition and at least one of the two stations is not among the top four-ranked stations in the market based on audience share. Furthermore, without regard to numbers of remaining or independently owned TV stations, the FCC will permit television duopolies within the same designated market area so long as certain signal contours of the stations involved do not overlap. Satellite stations that simply rebroadcast the programming of a "parent" station continue to be exempt from the duopoly rule if located in the same designated market area as the "parent" station. The duopoly rule also applies to same-market Local Marketing Agreements ("LMAs") involving more than 15% of the brokered station's program time, although current LMAs will be exempt from the TV duopoly rule for a limited period of time of either two or five years, depending on the date of the adoption of the LMA. Further, the FCC may grant a waiver of the TV duopoly rule if one of the two television stations is a "failed" or "failing" station, or the proposed transaction would result in the construction of a new television station.

National Television Ownership Cap

   On the national level, the 1996 Act raised the national audience coverage restriction on television station ownership from 25% to 35% of the national audience. Accordingly, one party may not have an attributable interest in television stations which reach more than 35% of all U.S. television households. Under its recently revised rules, if entities have attributable interests in two stations in the same market, the FCC will count the audience reach of that market only once for purposes of applying the national cap.

Radio-Television Cross Ownership

   The so-called "one-to-a-market" rule has until recently prohibited common ownership or control of a radio station, whether AM, FM or both, and a television station in the same market, subject to waivers in some circumstances. The FCC's new radio-television cross-ownership rule uses a graduated test based on the number of independently owned media voices in the local market. In the largest markets--i.e., markets with at least 20 independently owned media voices--a single entity can own up to one television station and seven radio stations or, if permissible under the new TV duopoly rule, two television stations and six radio stations. If the number of independently owned media voices is less than 20 but at least 10, the number of radio stations that can be owned by a television licensee in the same market drops to 4. If the media voices number less than 10, a television licensee can only own 1 radio station in the same market.


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

Attribution of Ownership

   Under the FCC's recently revised attribution rules, a direct or indirect purchaser of various types of securities of Young could violate FCC regulations or policies if that purchaser owned or acquired an "attributable" interest in other media properties in the same area as stations owned by Young in a manner prohibited by the FCC. Under the FCC's revised rules, an "attributable" interest for purposes of the Commission's broadcast ownership rules generally includes:

  . equity and debt interests, which combined exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of total weekly programming, or is a same-market media entity, whether TV, radio, cable or daily newspaper;

  . 5% or greater voting stock interest. It should be noted that equity interests up to 49% are non-attributable if the licensee is controlled by a single majority shareholder and the interest holder is not otherwise attributable under the foregoing "equity/debt plus" standard;

  . 20% or greater voting stock interest, if the holder is a qualified passive investor;

  . any equity interest in a limited liability company or limited partnership, unless properly "insulated" from management activities; and

  . all officers and directors (or general partners) of a licensee and its direct or indirect parent.

   Under the new rules, all non-conforming interests acquired before November 7, 1996 are permanently grandfathered and thus do not constitute attributable ownership interests. Any nonconforming interests acquired after that date need to be brought into compliance by August 5, 2000.

Alien Ownership Restrictions

   The Communications Act restricts the ability of foreign entities to own or hold interests in broadcast licensees. Foreign governments, representatives of foreign governments, non-citizens, representatives of non-citizens and corporations or partnerships organized under the laws of a foreign nation (collectively, "aliens") are barred from holding broadcast licenses. Aliens may directly or indirectly own up to one-fifth of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by aliens, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative findings only in limited circumstances. As a result of these provisions, Young which serves as a holding company for its various television station license subsidiaries cannot have more than 25% of its capital stock owned or voted by aliens.

Proposed Legislation and Regulation

   The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, affect the operation and ownership of Young's broadcast properties. Young is unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on Young's operations.

The 1992 Cable Act

   On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). Some of its provisions, such as signal carriage and retransmission consent, have a direct effect on television broadcasting. Under these provisions, television broadcasters, on a cable system-by-system basis, must make a choice once every three years whether to proceed under the "must carry" rules or to waive that right to mandatory but uncompensated carriage and, instead, to negotiate a grant of retransmission consent to permit individual cable systems to carry their signals in exchange for some form of consideration.

   On March 31, 1997, in a 5-4 decision, the U.S. Supreme Court upheld the constitutionality of the must-carry provisions of the 1992 Cable Act. As a result, the regulatory scheme promulgated by the FCC to implement the must-carry provisions of the 1992 Cable Act remains in effect. Whether and to what extent such must-carry rights will extend to the new digital television signals (see below) to be broadcast by licensed television stations (including those owned by Young) over the next several years is still a matter to be determined in a pending FCC rulemaking proceeding.

   The 1992 Cable Act was amended in several important respects by the 1996 Act. Most notably, the 1996 Act repeals the cross-ownership ban between cable and telephone entities and the FCC's former video dialtone rules (permitting telephone companies to enter the video distribution services market under several new regulatory options). The 1996 Act also (a) eliminates the broadcast network/cable cross-ownership limitation and (b) lifts the statutory ban on TV/cable cross-ownership within the same market area (without, however, eliminating the separate FCC regulatory restriction on TV/cable cross-ownership, which remains in place).

Digital Television Service

   The FCC has taken a number of steps to implement digital television broadcasting service in the Untied States. It has adopted a digital television table of allotments that provides all authorized television stations with a second channel on which to broadcast a digital television signal. In doing so, it has attempted to provide digital television coverage areas that are comparable to stations' existing service areas. The FCC has also ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television, multiple channels of standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.

   Digital television channels will generally be located in the range of channels from channel 2 through channel 51. The FCC required affiliates of ABC, CBS, Fox and NBC in the top 10 television markets to begin digital broadcasting by May 1, 1999. Many stations, including KCAL-TV, Young's independent station in Los Angeles, California, have begun digital broadcasting. Affiliates of the four major networks in the top 30 markets were required to begin digital broadcasting by November 1, 1999, and all other commercial broadcasters, including all of Young's remaining stations, must do so by May 1, 2002.

   The FCC's plan calls for the digital television transition period to end in the year 2006, at which time the FCC expects that television broadcasters will cease non-digital broadcasting and return one of their two channels to the government, allowing that spectrum to be recovered for other uses. Under the Balanced Budget Act, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given market one or more television stations affiliated with ABC, CBS, NBC or Fox is not broadcasting digitally, and the FCC determines that such stations have "exercised due diligence" in attempting to convert to digital broadcasting; or less than 85% of the television households in the station's market subscribe to a multichannel video service that carries at least one digital channel from each of the local stations in that market, and less than 85% of the television households in the market can receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set.

   The FCC is currently considering whether cable television system operators should be required to carry stations' digital television signals in addition to the currently required carriage of stations' analog signals. In July 1998, the FCC issued a Notice of Proposed Rulemaking posing several different options for the carriage of digital signals and solicited comments from all interested parties. The FCC has yet to issue a decision on this matter.


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

   The implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs and there can be no assurance that television stations will be able to increase revenue to offset such costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of digital television channels. In addition, the Communications Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services. The FCC has adopted rules that require broadcasters to pay a fee of 5% of gross revenues received from ancillary or supplementary uses of the digital spectrum for which they charge subscription fees, excluding revenues from the sale of commercial time. Young is unable to predict what future actions the FCC might take with respect to digital television, nor can Young predict the effect of the FCC's present digital television implementation plan or such future actions on its business. Young will incur significant expense in the conversion to digital television and is unable to predict the extent or timing of consumer demand for any such digital television services.

Non-FCC Regulation

   Television broadcast stations may be subject to a number of other federal regulations, as well as numerous state and local laws, that can either directly or indirectly impact their operations. Included in this category are rules and regulations of the Federal Aviation Administration affecting tower height, location and marking, plus federal, state and local environmental and land use restrictions.

   The foregoing does not purport to be a complete summary of all the provisions of the Communications Act or of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are either pending before or considered by Congress and federal regulatory agencies from time to time. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and Young cannot predict the outcome of any such litigation or the impact on its broadcast business.

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

                    YOUNG'S DIRECTORS AND EXECUTIVE OFFICERS

   The table below sets forth the Young directors and executive officers:

 Name                                   Age Position
 ----                                   --- --------
 Vincent J. Young......................  52 Chairman
 Adam Young............................  86 Treasurer and director
 Ronald J. Kwasnick....................  52 President and director
 James A. Morgan.......................  51 Executive Vice President and
                                             director
 Deborah A. McDermott..................  45 Executive Vice President-
                                             Operations
 Bernard F. Curry......................  81 Director
 Alfred J. Hickey, Jr..................  63 Director
 David C. Lee..........................  34 Director
 Leif Lomo.............................  70 Director
 Robert L. Winikoff....................  53 Director

   Vincent J. Young has been Chairman of Young since its inception in 1986. Mr. Young is also a director and Chairman of each of Young's corporate subsidiaries. Mr. Young has served from 1980 and continues to serve as Chairman of Adam Young Inc., a national television representation firm, which merged with and into a subsidiary of Young in March 1998. Vincent Young is the son of Adam Young.

   Adam Young has been Treasurer of Young since its inception. Mr. Young is also a director and Treasurer of each of Young's corporate subsidiaries. Mr. Young is also President and Treasurer of Adam Young Inc., which he founded in 1944.

   Ronald J. Kwasnick has been President of Young since its inception. Mr. Kwasnick is also President of each of Young's corporate subsidiaries other than Adam Young Inc., for which he serves as Executive Vice President.

   James A. Morgan has been Executive Vice President of Young since March 1993. Mr. Morgan is also Executive Vice President of each of Young's corporate subsidiaries. From 1984 until joining Young, he was a director and Senior Investment Officer at J.P. Morgan Capital Corporation involved in investing the firm's own capital in various leveraged and early growth stage companies.

   Deborah A. McDermott became the Executive Vice President-Operations of Young in May 1996, and has been General Manager of WKRN, Young's ABC network affiliate serving the Nashville, Tennessee market, since 1990. From 1986 to 1989, when WKRN was acquired by Young, and thereafter through February 1990, she was Station Manager of that station.

   Bernard F. Curry has been a director of Young since 1994. Mr. Curry served from 1982 as a director and from December 1992 as the Chairman of the Audit Committee of Morgan Trust Company of Florida, N.A. until it was merged into J.P. Morgan Florida, FSB (now J.P. Morgan, FSB) in January 1994. He has served the surviving bank, which is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, in the same capacities since August 1991.

   Alfred J. Hickey, Jr. has been a director of Young since 1994. Mr. Hickey is currently a private investor. He was Vice-President--Institutional Sales of Legg Mason, a brokerage firm, from May 1990 to May 1991. Mr. Hickey was a private investor from May 1991 to June 1993, when he became the Vice President --International Sales of Southeast Research Partners, a brokerage firm, in which capacity he served until October 1994.

   David C. Lee has been a director of Young since 1998. Mr. Lee has been a managing director of Sandler Capital Management, a private investment and money management firm specializing in media, communications, and technology since January 1999. Prior thereto, he was a Managing Director of Lazard

Freres & Co. LLC, leading investment banking firm where he served in various capacities from March 1988 to October 1994 and from April 1996 to December 1998. From November 1994 to March 1996, Mr. Lee was a Managing Director of Toronto Dominion Bank, U.S.A. Division, where he headed the mergers and acquisitions group.

   Leif Lomo has been a director of Young since 1994. From 1987 to 1994, Mr. Lomo served as Chairman of A.B. Chance Industries, Inc., a manufacturer of electricity-related equipment. Prior to its acquisition by Hubbell Incorporated in April 1994, Mr. Lomo also acted as President and Chief Executive Officer of A.B. Chance. From January 1995 to June 1996, Mr. Lomo served as the President of Marley Pump, a division of United Dominion Company, which is principally engaged in the manufacture and marketing of submersible pumps for small water well applications and the distribution of gasoline. Mr. Lomo is currently a private investor.

   Robert L. Winikoff has been a director of Young since 1998. Mr. Winikoff has been a partner of the New York City law firm of Cooperman Levitt Winikoff Lester & Newman, P.C. for more than the past five years, which has served as Young's general outside counsel since 1987.

                             EXECUTIVE COMPENSATION

Report of the Compensation Committee

   Young's Compensation Committee (the "Committee"), which is composed of three independent directors (Alfred Hickey, Leif Lomo and David Lee) and one inside director (Vincent Young), is responsible for reporting to the Board concerning the compensation policies followed by the Committee in recommending to the Board compensation for executive officers.

   The Committee utilizes a program designed to attract, motivate and retain highly skilled and effective executives who can achieve long-term success in an increasingly competitive business environment and whose services Young needs to maximize its return to stockholders. The program is premised on the belief that an executive's compensation should reflect his individual performance and the overall performance of Young, with an appropriate balance maintained among the weightings of these potentially disparate performance levels. The program requires flexibility in order to ensure that Young can continue to attract and retain executives with unique and special skills critical to Young's success. Flexibility is also necessary to permit adjustments in compensation in light of changes in business and economic conditions. The compensation of each executive officer is reviewed annually by the Committee.

   In discharging its responsibilities with respect to its 1999 executive pay program, the Committee utilized the recommendations made in 1997 by executive compensation consultants. The consultants made a review and assessment of Young's executive pay program to determine whether it was market competitive, internally equitable and provided the appropriate balance between fixed and performance-variable pay to ensure that the program appropriately reflects the risks and challenges facing Young's executive team. The consultants reviewed with the Committee survey data regarding compensation practices and payments by comparable organizations and the relationships between measures of company size and performance and corresponding executive pay levels. The comparison group selected by the consultants was comprised of broadcasting industry peer companies. Such comparative companies are not necessarily the same companies included in the indices used in the performance graph that follows, as Young's competitors for executive talent are not limited to such companies.

   Based on the consultants' recommendations, the Committee determined to set executive compensation levels at or above competitive median market levels to provide compensation opportunities comparable to those paid by broadcast media companies that compete for executives with comparable talents. Specifically, total cash compensation opportunities (salary plus annual bonus) was targeted at the 75th percentile of competitive market levels, as warranted by annual performance. The consultants determined that total cash compensation levels for executives were at or near median (i.e., 50th percentile) competitive rates and significantly below competitive 75th percentile target levels.

   The consultants recommended that the Committee manage executive compensation within the framework of a total annual compensation structure to allow for flexibility in the mix of pay elements and competitive levels while fixing target pay at desired levels. Target total compensation levels, including target annual and long-term incentive opportunities, were developed for each executive position using a pay mix recommended by the consultants. To create a more balanced overall pay structure, a pay mix was developed for each executive, with the executive's year-end cash bonus and long-term incentive compensation tied to a fixed percentage of base salary. The consultants recommended target compensation levels based on Young's compensation philosophy and competitive pay positioning versus the broadcast media peer group. In February 1999, the Board, based upon the Committee's recommendations, established base salary levels for Vincent Young and the other executive officers which were 5% higher than the 1998 base salary levels for such persons.

   In February 1999, the Committee established a year-end cash bonus plan providing for bonus awards to executive officers at the discretion of the Board if Young substantially achieved its objectives in 1999. Included among the objectives that the Committee established for 1999 were (i) the continuing evaluation and pursuit of attractive acquisition opportunities, (ii) achieving the financial goals set forth in the 1999 budget approved by the Board, (iii) increasing financial community and investor awareness concerning Young's securities and (iv) developing new areas of business. In recognition of the successful achievement of such objectives and other major accomplishments during 1999, the Committee recommended and the Board approved the year-end cash bonuses to Young's executive officers as indicated in the Summary Compensation Table. Young's executive officers attended numerous conferences and met with many potential investors, and Young's coverage in the investment banking community has significantly expanded. The Committee determined, based on the recommendation of the consultants as discussed above, to increase annual bonus opportunities to provide a meaningful incentive that brings total cash compensation opportunities to competitive 75th percentile rates of pay. Accordingly, the 1999 targeted bonuses for each of the executives were set in line with this objective. These increases are reflected in the Summary Compensation Table.

   The Committee in February 1997 also established an annual incentive cash compensation plan for executive officers that created the potential for significant incentive bonuses if Young achieved certain cash flow levels. The television broadcasting industry generally recognizes operating cash flow or "OCF" (operating income before income taxes and interest expenses, plus depreciation and amortization and non-cash compensation, less payments for program license liabilities) as a means of valuing companies. Accordingly, the Committee believed it to be in the best interests of the stockholders to establish an incentive for executive officers to achieve the highest possible OCF. Under the incentive cash compensation plan, if Young met or exceeded its OCF targets for 1999, a bonus pool was to be created based upon a predetermined rising scale percentage of the excess OCF. The allocation of the bonus pool among the executive officers was to be determined at the discretion of the Board. Based upon the consultants' recommendation, total annual compensation opportunities for each executive position are set approximately halfway between the median and the competitive 75th percentile levels. To accomplish this, the consultants recommended that the plan be more formally structured and contain a smaller discretionary element, while retaining the approach that the performance focus remain tied to OCF growth and improvement based upon specifically budgeted OCF targets. Based upon the consultant's recommendation, stock options under Young's 1995 Stock Option Plan were granted as long-term incentive compensation to Young's executive officers, with each executive officer receiving options having a value based upon a percentage of base salary, as discussed above. The value placed upon the options was determined in accordance with a Black-Scholes American option valuation formula.

   As one of Young's largest stockholders, Vincent Young's financial well-being is directly tied to the overall performance of Young as reflected in the price per share of common stock. For his services as Young's chief executive officer, Vincent Young's compensation is and will continue to be determined in accordance with the compensation policies outlined herein. Based on the recommendation of the consultants, Young entered into employment agreements with Vincent Young, Ronald Kwasnick, James Morgan and Deborah McDermott the terms of which are described under "Employment Agreements."

   The Committee's annual performance evaluation of each executive officer is subjective, will rely heavily on the performance evaluation presented to the Committee by Young's Chairman, and will not typically be based upon an exact formula for determining the relative importance of each of the factors considered, nor will there be a precise measure of how each of the individual factors relates to the Committee's recommendation with respect to each executive officer's ultimate annual compensation.

   Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1 million. Certain types of compensation in excess of $1 million are deductible only if (i) performance goals are specified in detail by a compensation committee comprised solely of two or more outside directors, (ii) payments are approved by a majority vote of the stockholders prior to payment of such compensation, (iii) the material terms of the compensation are disclosed to the stockholders, and (iv) the compensation committee certifies that the performance goals were in fact satisfied. During 1999, the Committee considered the compensation arrangements of Young's executive officers in light of the requirements of Section 162(m).

   While the Committee will continue to give due consideration to the deductibility of compensation payments on future compensation arrangements with Young's executive officers, the Committee will make its compensation decisions based upon an overall determination of what it believes to be in the best interests of Young and its stockholders, and deductibility will be only one among a number of factors used by the Committee in making its compensation decisions. Accordingly, Young may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m).

      Compensation Committee of the Board of Directors

      Alfred J. Hickey, Jr., Chairman
      Leif Lomo
      David C. Lee
      Vincent J. Young

Performance Graph

   The following graph compares the cumulative total stockholder return on Young's Class A common stock with the cumulative total return of the Nasdaq Stock Market Index and the cumulative total return of the Nasdaq Telecommunications Stock Market Index (an index containing performance data of radio, telephone, telegraph, television and cable television companies) from November 7, 1994, the effective date of Young's initial public offering, through December 31, 1999. The performance graph assumes that an investment of $100 was made in Young's Class A common stock and in each Index on November 7, 1994, and that all dividends were reinvested.

                     Comparison Of Cumulative Total Returns
                   November 7, 1994 through December 31, 1999
                  (Value of $100 Invested on November 7, 1994)


   Young believes that the foregoing information provided has only limited relevance to an understanding of Young's compensation policies during the indicated periods and does not reflect all matters appropriately considered in developing its compensation strategy. In addition, the stock price performance shown on the graph is not necessarily indicative of future price performance.

   The following table summarizes the compensation for services rendered to Young paid in 1997, 1998 and 1999 to the Chief Executive Officer and Young's other executive officers.

                           Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                      Annual Compensation            Awards
                              ----------------------------------- ------------
  Name and                                                         Securities
 Principal                                         Other Annual    Underlying     All Other
  Position               Year  Salary     Bonus   Compensation(1)   Options    Compensation(2)
 ---------               ---- --------- --------- --------------- ------------ ---------------
Vincent J. Young........ 1999 $ 905,625 $ 760,573    $ 244,724          --         $5,100
 Chairman (CEO)          1998   862,500   796,094      259,789      109,595         5,000
                         1997   862,500   797,057      275,276       96,435         4,750

Adam Young.............. 1999   278,250   116,842          --           --            --
 Treasurer               1998   265,000   122,299          --           --            --
                         1997   265,000   122,446          --         1,004           --

Ronald J. Kwasnick...... 1999   464,888   273,299       51,646          --          2,400
 President               1998   442,750   286,063       54,826       17,426         2,400
                         1997   442,750   286,409       58,092       21,575         2,400

James A Morgan.......... 1999   389,419   228,933       48,608          --          5,100
 Executive Vice          1998   370,875   239,625       51,601       13,376         5,000
 President               1997   370,875   239,914       54,675       15,835         4,750

Deborah A. McDermott.... 1999   332,063   195,213       26,721          --          5,100
 Executive Vice          1998   316,250   204,331       28,366        2,838         5,000
 President--Operations   1997   316,250  175, 352       30,056        4,608         4,750

--------
(1) Reflects the forgiveness of loans which were made to employees in 1994 and 1995 for the purpose of satisfying their federal income tax withholding requirements related to non-cash compensation paid in the form of shares of common stock. See "Certain Transactions."
(2) Reflects employer contributions to Young's 401(k) Plan on behalf of the named executive officers. For 1997, 1998 and 1999 such contributions were made in the form of shares of Class A common stock valued at fair market value on the date of issuance.

   The following table sets forth information at fiscal year-end 1999 concerning stock options held by the named executive officers in the Summary Compensation Table. No options held by such individuals were exercised during 1999.

                         Fiscal Year-End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                              Options At Fiscal Year-    In-the-Money Options
                                        End               At Fiscal Year-End
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Vincent J. Young............   503,278      222,197    $12,930,273  $4,715,403
Adam Young..................     8,335       15,520        138,825     314,647
Ronald J. Kwasnick..........    75,171       62,194      1,845,274   1,328,235
James A Morgan..............   199,707       50,043      5,750,678   1,078,447
Deborah A. McDermott........    55,730       33,437      1,359,268     719,093

Directors' Compensation

   Those directors who are not also employees of Young receive an annual retainer as fixed by the Board, which may be in the form of cash or stock options, or a combination of both. For the twelve months beginning October 1, 1997, nonemployee directors received an annual retainer in the form of 2,800 shares of Class A common stock. For the twelve months beginning on October 1, 1998, nonemployee directors received an annual retainer in the form of 3,500 shares of Class A common stock. For the twelve months beginning on October 1, 1999, nonemployee directors received an annual retainer in the form of 1,900 shares of Class A common stock. Nonemployee directors receive reimbursement of out-of-pocket expenses incurred for each Board or committee meeting attended. Nonemployee directors also receive, upon becoming a director, a five-year option to purchase up to 1,000 shares of Class A common stock at an exercise price equal to 120% of the quoted price on the date of grant. No other directors are compensated for services as a director.

Employment Agreements

   Young has employment agreements with Vincent Young (Chairman), Ronald Kwasnick ( President), James Morgan (Executive Vice President and Chief Financial Officer) and Deborah McDermott (Executive Vice President-Operations). Each agreement is for an initial term ending on March 31, 2001, with automatic three-year renewal terms commencing upon the expiration of such term. The agreements each provide for an initial annual salary for each employee, with automatic annual increases of 5% (subject to additional increases at the discretion of the Board) and for participation in the bonus and incentive plans of Young and for other employee benefits as are generally available to other senior management employees of Young.

   Each agreement provides that either Young or the employee may terminate the agreement on notice given before the expiration of the initial term or any renewal term, and upon such termination Young shall pay the employee all amounts due for the current term plus a payment of one month of the employee's base salary for each year of service with Young. Upon a change of control of
Young: (a) if Young ceases to use the employee's services, he shall be paid for the remainder of the term of his current employment agreement plus a bonus equal to the greater of the amount he would have earned under Young's bonus plan for the year in which the change of control occurs or the amount earned under Young's bonus plan during the year preceding the change of control; or
(b) in the event the employee continues to perform services, Young shall pay his base salary plus an annual bonus equal to the greater of the bonus he would have earned under Young's bonus plan for the year or the bonus earned under any new incentive plan adopted by Young; or (c) if Young exercises its right to terminate the agreement at the end of the then current term, the employee shall receive severance benefits equal to one month of the employee's then current annual base salary for each year of service. Upon a change of control, the employee shall become immediately entitled to exercise any outstanding options under the Young Broadcasting Inc. 1995 Stock Option Plan. Each agreement subjects the employee to a non-competition covenant in favor of Young.

401(k) Plan

   Young maintains a retirement plan (the "401(k) Plan") established in conformity with Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), covering all of the eligible employees of Young. Pursuant to the 401(k) Plan, employees may elect to defer up to 15% of their current pre-tax compensation and have the amount of such deferral contributed to the 401(k) Plan. The maximum elective deferral contribution was $10,000 in 1998 and 1999, subject to adjustment for cost-of-living in subsequent years. Certain highly compensated employees may be subject to a lesser limit on their maximum elective deferral contribution. The 401(k) Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by Young up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by Young. Effective January 1, 1997, the 401(k) Plan was amended to offer a match to employee contributions equal to .5% for each 1% of compensation an employee contributes, up to a maximum 3% Young contribution. Such contributions will be made in the form of Class A common stock to be contributed by Young to the 401(k) after each calendar quarter with respect to such quarter based upon the closing price as of the last day of such quarter. Young contributed an aggregate of 25,243 shares of Class A common stock in 1998 and 21,545 shares of Class A common stock in 1999 to the 401(k) Plan in respect of matching grants. The 401(k) applies a seven-year vesting schedule to all shares contributed based upon the number of years employed by Young. The 401(k) Plan is qualified under Section 401 of the Code so that contributions by employees and employer, if any, to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Young, if any, will be deductible by Young when made.

Compensation Committee Interlocks and Insider Participation

   Currently, the members of the compensation committee are Alfred Hickey, Leif Lomo, Davit Lee and Vincent Young, Young's Chairman.

                              CERTAIN TRANSACTIONS

   Young made loans in 1994 to certain executive officers and other employees of Young to satisfy their federal income tax withholding requirements related to non-cash compensation paid in the form of shares of common stock. Young made additional loans to such employees in 1995 to satisfy their remaining tax obligations related to such non-cash compensation. The shares were issued to such employees in August and November 1994 pursuant to Young's terminated Incentive Stock Grant Program (the "Program") and in March 1994 as part of compensation under employment arrangements. The aggregate outstanding principal amount of such loans at December 15, 1999 was $375,000 including $204,000 to Vincent Young, Chairman and a director of Young; $43,000 to Ronald J. Kwasnick, President and a director of Young; $41,000 to James A Morgan, Executive Vice President and a director of Young; and $22,000 to Deborah McDermott, Executive Vice President-Operations of Young. The loans bear interest at the rate of 7.21% per annum and are payable in five equal annual installments of principal and accrued interest. On November 8, 1995, the Young board adopted a loan forgiveness policy in order to afford employees who received grants under the Program with the benefits intended by the Program without imposing upon them the adverse tax consequences incident thereto. Under the forgiveness policy, all employees of Young with such loans outstanding who were employed in good standing as of November 15, 1995 could elect to defer for one year the first installment of principal and related accrued interest. For all of such electing employees, one-twelfth of such deferred installment was forgiven as of the end of each full month of employment in good standing during the twelve-month period ended November 15, 1996. This policy provides for employee elections similarly to defer the remaining installments as they become due with similar monthly vesting for forgiveness based upon continued employment in good standing.

                         YOUNG'S PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of December 31, 1999 regarding the beneficial ownership of Young's common stock by

  . each executive officer and director of Young,

  . each stockholder known by Young to beneficially own 5% or more of such common stock, and

  . all directors and executive officers as a group.

   Except as otherwise indicated, the address of each beneficial holder of 5% or more of such common stock is the same as Young. The table includes shares issuable upon the exercise of options, subject to stockholder approval of the proposal to amend Young's 1995 stock option plan. See "Approval of Amendment Increasing Shares Underlying Future Grants Pursuant to Young's 1995 Stock Option Plan."

                          Class A Common         Class B Common
                              Stock                  Stock
                          ---------------------- --------------------------   Percent of
                          Number of         Per  Number of             Per     Vote as a
Beneficial Owner           Shares           Cent  Shares               Cent Single Class(1)
----------------          ---------         ---- ---------             ---- ---------------
Vincent J. Young........      3,984 (2)(3)     * 1,402,544(4)(5)(6)(7) 49.1      35.4
Adam Young..............         --           --   820,472(5)(7)(8)    34.8      23.6
Ronald J. Kwasnick......            (3)       --   168,438(5)(9)        6.9       4.8
James A. Morgan.........        300 (3)(10)    *   253,377(5)(6)(11)    9.9       6.9
Deborah A. McDermott....        800 (3)        *    70,285(5)(12)       2.9       2.0
Capital Group               588,700          5.3        --               --       2.5
 International,
 Inc.(13)...............
 11100 Santa Monica
 Blvd.
 Los Angeles, CA 90025
NewSouth Capital            837,175          7.5        --               --       2.4
 Management, Inc.(14)...
 1000 Ridegeway Loop
 Road
 Memphis, TN 38120
T. Rowe Price               967,400          8.6        --               --       2.8
 Associates, Inc.(15)...
 100 E. Pratt Street
 Baltimore, MD 21202
Neuberger Berman,         1,453,150         13.0        --               --       4.2
 LLC(16)................
 605 Third Avenue
 New York, NY 10158
Wanger Asset Management,  1,147,100         10.3        --               --       3.3
 L.P.(17)...............
 227 West Monroe Street
 Chicago, IL 60606
Bernard F. Curry (18)...     12,600            *        --               --         *
Alfred J. Hickey, Jr.
 (19)...................     11,600            *        --               --         *
David C. Lee(19)........      8,196            *        --               --         *
Leif Lomo(18)...........     12,600            *        --               --         *
Robert L.
 Winikoff(19)(20).......     53,196            *        --               --         *
All directors and
 executive
 officers as a group....    103,276            * 2,715,116             84.9      63.1

--------
 * Less than 1%.
(1) Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share except for votes relating to certain significant transactions. Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise required by law.
(2) Includes 2,812 shares held by his wife.
(3) Does not include shares held through the 401(k) Plan. The 401(k) Plan offers matching contributions on a quarterly basis in the form of Class A common stock.

(4) Includes 69,572 shares held pursuant to an agreement dated as of July 1, 1991 which established a voting trust for the benefit of family members of management, for which Vincent Young and Richard Young act as trustees. During the term of the voting trust, which expires July 1, 2001, the trustees have the sole right to vote the shares subject to the trust. If the trustees cannot agree as to how the shares shall be voted, each trustee will vote 50% of the shares. Also includes 443,012 shares issuable upon the exercise of options granted pursuant to the Plan and 60,266 shares issuable upon the exercise of options granted pursuant to the Plan which are held for the benefit of his minor children. Also includes 10,050 shares held pursuant to an agreement dated as of October 1, 1996 which established a voting trust for the benefit of family members of management, for which Vincent Young acts as trustee. During the term of the voting trust, which expires October 1, 2006, the trustee has the right to vote the shares subject to the trust.
(5) Does not include those shares issuable upon the exercise of options granted pursuant to the Plan which are not exercisable within 60 days.
(6) Includes 2,918 shares held for the benefit of his minor children.
(7) The table does not include 395,000 shares held by Spray-V Limited Partnership for which Vincent Young, his siblings Richard and Sharon Young, and his mother Margaret Young, serve as directors and may be deemed to beneficially own such shares pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended.
(8) Includes 141,438 shares held by his wife. Also includes 8,335 shares issuable upon the exercise of options granted pursuant to the Plan.
(9) Includes 80,043 shares issuable upon the exercise of options granted pursuant to the Plan.
(10) Includes 300 shares held by a family trust.
(11) Includes 199,707 shares issuable upon the exercise of options granted pursuant to the Plan.
(12) Includes 55,730 shares issuable upon the exercise of options granted pursuant to the Plan.
(13) Represents shares beneficially owned by Capital Group International, Inc., on behalf of its clients, as reported in a Schedule 13G filed February 2000.
(14) Represents shares beneficially owned by NewSouth Capital Management, Inc., on behalf of its clients, as reported in a Schedule 13G filed in February 2000.
(15) Represents shares beneficially owned by T. Rowe Price Associates, Inc., on behalf of its clients, as reported in a Schedule 13G filed in February 2000.
(16) Represents shares beneficially owned by Neuberger Berman, LLC, as reported in a Schedule 13G filed in February 2000. Includes 92,100 shares owned by principals of Neuberger Berman, LLC, as to which Neuberger Berman, LLC disclaims beneficial ownership.
(17) Represents shares beneficially owned by Wanger Asset Management, L.P., on behalf of its clients, and Wanger Asset Management, Ltd., as reported in a
     Schedule 13G filed in February 2000.
(18) Includes 11,600 shares issuable upon the exercise of stock options, 10,600 of which were granted pursuant to the Plan.
(19) Includes 7,196 shares issuable upon exercise of options granted pursuant to the Plan.
(20) Includes 25,000 shares issuable held by a limited liability company for which he serves as manager.

                      DESCRIPTION OF YOUNG'S CAPITAL STOCK

Common Stock

   Young has three classes of common stock, designated as Class A, Class B and Class C, each share having a par value of $.001. Young also has one class of preferred stock, divided into three series, none of which is currently issued. Each class of common stock has substantially identical rights, except with respect to voting. The Class A common stock entitles its holders to one vote per share on all matters submitted to a vote of the holders of common stock. The Class B common stock entitles its holders to ten votes per share, except as described below. Holders of Class C common stock are not entitled to vote, except in connection with any change to Young's certificate of incorporation that would adversely affect their rights as holders of such class of common stock. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the General Corporation Law of the State of Delaware ("DGCL").

   All of Young's outstanding shares of Class B common stock are held by Young's management and by or in trust for family members of management. Young's certificate of incorporation provides for a defined "Management Group" which includes such members of management and also includes a defined group of relatives of Vincent Young and Adam Young, the Chairman and Treasurer, respectively, of Young. The Management Group, by virtue of its ownership of the Class B common stock, with its super voting rights as described below, retain control over Young's business and operations. In the event any shares of Class B common stock are transferred outside of the Management Group, such shares will automatically be converted into shares of Class A common stock. In addition, if the total number of shares of common stock held by members of the Management Group falls to below 5% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be reclassified as Class A common stock.

   Holders of Class C common stock may at any time convert their shares into the same number of shares of Class A common stock. Holders of Class A common stock may convert their shares into the same number of shares of Class C common stock, provided that prior notice of such conversion is given to each holder of shares of Class C common stock. In addition, Young is required to give notice to holders of Class C common stock before it acquires any shares of Class A common stock or takes any other action affecting the voting rights of Class A common stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A and Class C common stock must be identical to that received by holders of Class B common stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of common stock.

   The holders of Class A common stock and Class B common stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "going private" transaction, (b) sale or other disposition of all or substantially all of Young's assets, (c) sale or transfer which would cause a fundamental change in the nature of Young's business and
(d) merger or consolidation of Young in which the holders of Young's common stock will own less than 50% of the common stock following such transaction. A "going private" transaction is any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, between Young and (i) Vincent Young or Adam Young, or (ii) any affiliate of Vincent Young or Adam Young, or (iii) any group of which Vincent Young or Adam Young or an affiliate of Vincent Young or Adam Young is a member. An "affiliate" is defined as

  . any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with Vincent Young or Adam Young;

  . any corporation or organization (other than Young or a majority- owned subsidiary of Young) of which Vincent Young or Adam Young is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Vincent Young or Adam Young has a substantial beneficial interest;

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

  . a voting trust or similar arrangement pursuant to which Vincent Young or Adam Young generally controls the vote of the shares of common stock held by or subject to such trust or arrangement;

  . any other trust or estate in which Vincent Young or Adam Young has a substantial beneficial interest or as to which Vincent Young or Adam Young serves as trustee or in a similar fiduciary capacity; or

  . any relative or spouse of Vincent Young or Adam Young, or any relative of such spouse, who has the same residence as Vincent Young or Adam Young.

   Under DGCL, the holders of each class of common stock are entitled to vote as a separate class with respect to any amendment to Young's certificate of incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

   Stockholders of Young have no preemptive rights or other rights to subscribe for additional shares. Subject to the rights of holders of preferred stock, if any, and the provisions of the Senior Credit Facility and the Indentures, all holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of Young. No shares of any class of common stock have conversion rights or are subject to redemption.

   Holders of common stock are entitled to receive such dividends, if any, as may be declared by the Young board out of funds legally available therefor, but only if all dividends due on the outstanding preferred stock have been paid. Under the Senior Credit Facility and the Indentures, Young's ability to declare dividends will be restricted.

Preferred Stock

   The Young board is authorized to provide for the issuance of preferred stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Foreign Ownership

   Under Young's certificate of incorporation, Young is not permitted to issue or transfer on its books any of its capital stock to or for the account of any alien if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of Young's capital stock at any time outstanding. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. Young's certificate of incorporation also provides that no alien or aliens shall be entitled to vote or direct or control the vote of more than 25% of the total voting power of all of the shares of capital stock of Young outstanding and entitled to vote at any time and from time-to-time. In addition, Young's certificate of incorporation provides that no alien shall be qualified to act as an officer of Young and no more than 25% of the total number of directors of Young at any time may be aliens. Young's certificate of incorporation further gives the Young board all power necessary to administer the above provisions. See "Business--Federal Regulation of Television Broadcasting."

Transfer Agent And Registrar

   The Transfer Agent and Registrar for Young's Class A common stock is American Stock Transfer & Trust Company.

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

                 CHRONICLE PUBLISHING'S PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Chronicle Publishing's common stock as of March 20, 2000 by
(i) each person beneficially holding 5% or more of the Chronicle Publishing's common stock, (ii) each executive officer of the Chronicle Publishing, (iii) each of the Chronicle Publishing's directors, and (iv) all of Chronicle Publishing's executive officers and directors as a group. As of March 20, 2000, there were 3,780,000 shares of the Chronicle Publishing's common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes all shares of the Chronicle Publishing's common stock with respect to which a person has voting and/or investment power. In addition, a person is deemed to beneficially own shares of the Chronicle Publishing's common stock that are held of record by a trust if such person may acquire beneficial ownership of such shares by revoking such trust. The address of each person listed in the table below is c/o The Chronicle Publishing Company, 901 Mission Street, San Francisco, California 94103.

                                          Number of Shares  Percent of Shares
            Beneficial Owner             Beneficially Owned Beneficially Owned
            ----------------             ------------------ ------------------
Nan T. McEvoy. .........................      655,200              17.3
Peter Folger (as trustee)(1)............      555,500              14.7
Daniel M. Mosley (as trustee)(2)........      529,200              14.0
Ferdinand T. Stent and Margaret DeBord
 Stent (as trustees)(3).................      251,000               6.6
Charles C. Thierot(4)...................      168,000               4.4
Peter D. Stent(5).......................      160,000               4.2
Nion T. McEvoy(6).......................       75,600               2.0
Helen M. Spalding(7)....................       26,900                 *
Patricia Tobin Kubal(8).................       15,000                 *
John Sias(9)............................            0                 *
Marty Jaffe(10).........................            0                 *
W. Ronald Ingram(11)....................            0                 *
Catherine E. McHugh(12).................            0                 *
William S. Elkus(13)....................            0                 *
David F. Marquardt(14)..................            0                 *
Timothy J. Parrott(15)..................            0                 *
Richard M. Rosenberg(16)................            0                 *
All executive officers and directors as
 a group (13 persons)(17)...............      445,500              11.8

--------
  * Represents less than one percent.
 (1) Consists of (i) 115,500 shares held of record by the Consuelo Tobin Martin Children's Trust f/b/o Constance M. Goodyear, Candyce Martin, Francis A. Martin III, Helen M. Spalding and Priscilla M. Tamkin, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (ii) 40,000 shares held of record by the Constance Martin Goodyear 1997 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (iii) 50,000 shares held of record by the Francis A. Martin III 1997 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby,
     (iv) 50,000 shares held of record by the Helen Martin Spalding 1997 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (v) 105,000 shares held of record by the Richard T. Thieriot Children's Trust dated November 18, 1997, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (vi) 25,000 shares held of record by the Francis A. Martin III 1998 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (vii) 20,000 shares held of record by the Priscilla Martin Tamkin 1999 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (viii) 20,000 shares held of record by the Candyce Martin 1999 Irrevocable Trust, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby, (ix) 130,000

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

    shares held of record by the Consuelo Tobin Martin 1999 Irrevocable Trust f/b/o Constance Martin Goodyear, Francis Augustus Martin III, Margaret Candyce Martin, Helen Martin Spalding and Priscilla Martin Tamkin, with respect to which Mr. Folger is the trustee with sole power to direct the voting of the shares held thereby.
 (2) Consists of (i) 189,000 shares held of record by a Trust, dated January 1, 1998, with respect to which Mr. Mosley is the trustee with sole power to direct the voting of the shares held thereby, and (ii) 340,200 shares held of record by the Nan T. McEvoy 1997 GRAT, with respect to which Mr. Mosley is the trustee with sole power to direct the voting of the shares held thereby.
 (3) Represent shares held of record by the Ferdinand T. Stent Revocable Trust and the Peter D. Stent Trust f/b/o Alexa C. Stent and Shane P. Stent, with respect to which Mr. Stent and Ms. Stent are joint trustees with sole power to direct the voting of 201,000 shares held thereby. Mr. Stent is joint trustee, with Alexa C. Stent and Shane P. Stent, respectively, with power to direct the voting of 50,000 shares held thereby.
 (4) Represents shares held of record by the Charles C. Thieriot Revocable Trust Under Declaration Dated February 27, 1997, with respect to which Mr. Thieriot is a trustee with sole power to direct the voting of the shares held thereby. Mr. Thieriot is a director of Chronicle Publishing.
 (5) Represents shares held of record by the Peter D. Stent Separate Property Trust, with respect to which Mr. Stent is the trustee with sole power to direct the voting of the shares held thereby. Mr. Stent is a director of Chronicle Publishing.
 (6) Represents shares held of record by the Nion T. McEvoy 1998 GRAT, with respect to which Mr. McEvoy is the trustee with sole power to direct the voting of the shares held thereby. Mr. McEvoy is a director of Chronicle Publishing.
 (7) Ms. Spalding is a director of Chronicle Publishing.
 (8) Represents shares held of record by the Patricia Tobin Kubal Separate Property Trust, with respect to which Ms. Kubal is the trustee with sole power to direct the voting of the shares held thereby. Ms. Kubal is a director of Chronicle Publishing.
 (9) Mr. Sias is the President and Chief Executive Officer of Chronicle Publishing.
(10) Mr. Jaffe is a Vice President and the Chief Financial Officer of Chronicle Publishing.
(11) Mr. Ingram is a Vice President and the Secretary and General Counsel of Chronicle Publishing.
(12) Ms. McHugh is the Treasurer and Controller of Chronicle Publishing.
(13) Mr. Elkus is a director of Chronicle Publishing.
(14) Mr. Marquardt is a director of Chronicle Publishing.
(15) Mr. Parrott is a director of Chronicle Publishing.
(16) Mr. Rosenberg is a director of Chronicle Publishing.
(17) Consists of (i) 168,000 shares beneficially owned by Charles C. Thieriot, a director of Chronicle Publishing, (ii) 160,000 shares beneficially owned by Peter D. Stent, a director of Chronicle Publishing, (iii) 75,600 shares beneficially owned by Nion T. McEvoy, a director of Chronicle Publishing,
     (iv) 26,900 shares beneficially owned by Helen M. Spalding, a director of Chronicle Publishing, and (v) 15,000 shares beneficially owned by Patricia Tobin Kubal, a director of Chronicle Publishing.

              DESCRIPTION OF CHRONICLE PUBLISHING'S CAPITAL STOCK

   Chronicle Publishing's articles of incorporation authorize the issuance of capital stock consisting of 5,040,000 shares of common stock, par value $0.01 per share. As of March 20, 2000, Chronicle Publishing had issued and outstanding 3,780,000 shares of common stock. No other classes of capital stock are authorized under Chronicle Publishing's articles of incorporation. All shares of Chronicle Publishing's common stock are duly authorized, validly issued, fully paid and non-assessable. As of March 20, 2000, there were 60 holders of Chronicle Publishing's common stock. All of Chronicle Publishing's common stock is privately held and is not registered or listed on any exchange.

   Chronicle Publishing's articles of incorporation provides for two classes of directors. There are no restrictions on Class A directors. Class B directors may not be stockholders of the Chronicle Publishing or descendants of Meichel
H. de Young or the spouse thereof. The articles of incorporation require approval of a majority of outstanding shares of common stock in connection with
(a) the disposition of any of the Chronicle Publishing's property valued over $100 million if any four directors request approval and (b) the issuance of any capital stock of the corporation in excess of 3,780,000 shares of common stock.

   The Chronicle Publishing's bylaws provide for annual meetings and for special meetings at the request of one or more stockholders holding in aggregate at least twenty percent of the shares entitled to vote at the meeting and at the request of any stockholder for purpose of filling a vacancy in the Class A directors. Stockholders are given notice of meetings 10 to 60 days in advance of such meeting. Each stockholder is entitled to one vote for each share owned of record on all matters voted on by stockholders; provided, however, that election of directors shall be conducted by cumulative voting if, before the voting begins, any shareholder entitled to vote gives notice of an intention to cumulate his or her votes. The vote of a majority of the shares present and entitled to vote at a meeting where a quorum is present constitutes an act of the stockholders.

   Stockholders are entitled to receive dividends if, as and when declared by the board of directors of the Chronicle Publishing out of funds legally available. Chronicle Publishing currently pays a monthly dividend of 57 cents per share and periodic dividends sufficient to enable its stockholders to pay estimated taxes required to be paid as a result of their ownership of S corporation stock. Prior to February 1999, Chronicle Publishing also paid special quarterly dividends of varying amounts.

                        COMPARISON OF STOCKHOLDER RIGHTS
                         UNDER DELAWARE AND NEVADA LAW

   Upon consummation of the merger, holders of Chronicle Publishing's common stock will become holders of Young's common stock and the rights of former Chronicle Publishing stockholders will be governed by Young's certificate of incorporation, Young's By-laws and the Delaware General Corporation Law ("DGCL"). Chronicle Publishing is incorporated in Nevada. The Nevada Revised Statutes ("NRS") and the DGCL are similar in many respects. The following summary sets forth certain similarities and differences that should be considered by stockholders. The following summary is not a complete statement of the differences between the NRS and the DGCL because the differences between the two statutes are too numerous to list in their entirety.

Size and Classification of the Board of Directors

   Section 141(b) of the DGCL provides that the board of directors shall consist of one or more members. The number of directors shall be fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. Pursuant to
Section 141(d) of the DGCL, the directors of any Delaware corporation may, by the certificate of incorporation, by an initial by-law or by a by-law adopted by a vote of the stockholders, be divided into one, two or three classes.

   Section 78.115 of the NRS provides that a corporation must have at least one director and may provide in its articles of incorporation or its by-laws for a fixed number of directors or a variable number of directors within a fixed maximum and minimum and for the manner in which the number of directors may be increased or decreased. Section 78.330 of the NRS provides that the articles of incorporation or the by-laws may provide for a classified board of directors, but at least one-fourth of the directors must be elected annually. Chronicle Publishing has two classes of directors, Class A and Class B. While there are no restrictions on Class A directors, Class B directors cannot be stockholders or a descendant of Meichel H. de Young or the spouse thereof.

Duties of Directors

   Section 78.138 of the NRS allows directors and officers of a corporation to consider a variety of nonstockholder interests in discharging their duties to the corporation. The DGCL does not have a similar provision.

Removal of Directors

   Section 141(k) of the DGCL provides that any director or the entire board of directors may generally be removed with or without cause by a majority stockholder vote. However, a director of a corporation with a classified board of directors may be removed only for cause unless the certificate of incorporation otherwise provides.

   Under Section 78.335 of the NRS, directors may be removed from office by a two-thirds stockholder vote, or by the vote of a larger percentage of shares as is provided in the articles of incorporation. However, if the corporation's articles provide for cumulative voting to elect directors, such directors may not be removed other than by a vote of a sufficient number of shares to have prevented their election in the first instance. Chronicle Publishing's articles include an option for the election of directors by cumulative voting.

Newly Created Directorships and Vacancies

   Under Section 223 of the DGCL, unless the certificate of incorporation or the by-laws of a corporation provide otherwise, a majority vote of the directors then in office may fill vacancies and newly created directorships, even if the number of current directors is less than a quorum or only one director remains. If the

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

directors filling an open slot on the board constitute less than a majority of the whole board (as measured before an increase in the size of the board), the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the outstanding voting shares, summarily order an election to fill the open slots or replace directors chosen by the directors then in office. Unless otherwise provided in the certificate of incorporation or by-laws, when one or more directors resign effective at a future date, a majority of directors then in office, including those who have so resigned, may vote to fill the vacancy.

   Similarly, under Section 78.335 of the NRS, all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless the articles of incorporation provide otherwise. If a director gives notice of his or her resignation to the board of directors, to become effective at a future date, the board may fill the vacancy to take effect when the resignation becomes effective, with the director so appointed to hold office during the remainder of the term of office of the resigning director. Chronicle Publishing's by-laws provide that Class A directors may only be filled by stockholders; Class B directors can be filled by stockholders or by a majority of the remaining directors.

Limitation on Directors' Liability

   Section 102(b)(7) of the DGCL allows a corporation, through its certificate of incorporation, to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty. However, this provision excludes any limitation on liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) any transaction from which the director derives an improper personal benefit.

   Section 78.037 of the NRS allows a corporation, through its articles of incorporation, to limit or eliminate the personal liability of directors to the corporation and its stockholders for damages for breach of fiduciary duty. However, this provision excludes any limitation on liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NRS. Also, unlike the DGCL, the NRS applies to officers as well as directors. Chronicle Publishing's articles include a provision that limits the personal liability of its officers and directors to the fullest extent permitted by the NRS.

Indemnification of Directors and Officers

   Section 145 of the DGCL and Section 78.751 of the NRS have nearly identical provisions regarding indemnification by a corporation of its officers, directors, employees and agents, except Nevada provides broader indemnification in connection with stockholder derivative lawsuits.

   Delaware and Nevada law differ in their provisions for advancement of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding. The DGCL provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or an behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Thus, a corporation has the discretion to decide whether or not to advance expenses.

   Under the Nevada Revised Statutes, the articles of incorporation, by-laws or an agreement made by the corporation may provide that the corporation must pay advancements of expenses in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Thus, a corporation may have no discretion to decide whether or not to advance expenses. Chronicle Publishing's by-laws provide that the corporation must pay advances.

Loans to Directors

   Section 143 of the DGCL allows a corporation to lend money to or guarantee an obligation of an officer or employee, including one who acts as a director, if the assistance is reasonably expected to benefit the corporation. Such assistance may be provided without stockholder approval. The NRS contains no corresponding provision.

Dividends

   Subject to additional restrictions in a corporation's certificate of incorporation, Section 170 of the DGCL allows the board of directors of a Delaware corporation to pay dividends out of surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

   Section 78.288 of the NRS allows a board of directors to make distributions to stockholders, unless otherwise provided in the articles of incorporation. However, no distribution may be made if it would cause (i) the corporation to be unable to pay its debts as they become due or (ii) except as otherwise specifically allowed by the articles of incorporation, the corporation's assets to be less than the sum of its liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential stockholders whose rights are superior to those receiving the distribution.

Action by Stockholders through Written Consent

   Under Section 228(a) of the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders may be taken by the written consent of stockholders in lieu of a meeting. The written consent must set forth the action taken and be signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

   Under Section 78.320 of the NRS, unless otherwise provided in a corporation's articles of incorporation or by-laws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Special Meetings of Stockholders

   Under Section 211(d) of the DGCL, special meetings of stockholders may be called by the board of directors and by such other person or persons as may be authorized to do so by the corporation's certificate of incorporation or by-laws. Under Section 78.310 of the NRS, meetings may be held in the manner provided by the by-laws of the corporation. Chronicle Publishing's bylaws allow stockholders holding at least 20 percent of the shares entitled to vote to call a special meeting. In addition, any stockholder may call a special meeting for purposes of electing a director to fill a vacancy in the Class A directors.

Cumulative Voting

   Both Section 214 of the DGCL and Section 78.360 of the NRS allow a corporation to provide for cumulative voting in the certificate of incorporation or the articles of incorporation. Chronicle Publishing's by-laws provide an option to stockholders to use cumulative voting in the election of directors.

Necessary Vote to Effect Merger (Not Involving Interested Stockholder)

   Both the DGCL, under Sections 251(c) and 252(c), and the NRS, under Section 78.453, require a majority vote of the shares entitled to vote in order to effectuate a merger between two corporations. However, under the NRS, the articles of incorporation or the board of directors may provide for a greater vote under some circumstances. In addition, both the DGCL and NRS provide that the vote of the stockholders of the surviving corporation on a plan of merger is not required under certain circumstances.

Business Combinations Involving Interested Stockholders

   Both the DGCL and the NRS contain provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date such stockholder became an interested stockholder. The DGCL defines interested stockholder generally as a person who owns 15% or more of the outstanding shares of such corporation's voting stock. The NRS defines an interested stockholder, generally, as a person who owns 10% or more of the outstanding shares of the corporations' voting stock.

Appraisal Rights; Dissenters' Rights

   Both Section 262 of the DGCL and Sections 92A.380 and 92A.390 of the NRS provide that shareholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. Unless a corporation's certificate of incorporation provides otherwise, dissenters do not have rights of appraisal with respect to a merger or consolidation by a corporation, the shares of which are either (i) listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held by more than 2,000 shareholders, if the shareholders receive cash (in the case of the NRS), shares in the surviving corporation, shares of another corporation that are publicly listed or held by more than 2,000 shareholders, cash in lieu of fractional shares or any combination of the above. Also, Shareholders of a corporation surviving a merger do not have appraisal rights if no vote of the shareholders of the surviving corporation is required to approve the merger.

Redeemable Shares

   Section 151(b) of the DGCL provides that the certificate of incorporation or a resolution of the board of directors may make any class of stock subject to redemption at the option of the corporation or the stockholders or upon the happening of a specified event, as long as at the time of redemption one class of voting stock is not subject to redemption.

   Section 78.196 of the NRS provides that the articles of incorporation or a resolution of the board of directors may authorize one or more classes of stock that are redeemable or convertible at the option of the corporation, the stockholders or another person or upon the occurrence of a designated event.

Preemptive Rights

   Under Section 102(b)(3) of the DGCL and Section 78.267 of the NRS, absent an express provision in a corporation's certificate of incorporation or articles of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to an additional issue of stock.

Amendment of Articles of Incorporation and By-laws

   Section 242 of the DGCL and Sections 78.385 and 78.390 of the NRS permit a corporation to amend its certificate or articles of incorporation in any respect provided the amendment contains only provisions that would be lawful in an original certificate or articles of incorporation filed at the time of amendment. To amend a certificate or articles of incorporation, the board must adopt a resolution presenting the proposed amendment. In addition, a majority of the shares entitled to vote, as well as a majority of shares by class of each class entitled to vote, must approve the amendment to make it effective. When the substantial rights of a class of shares will be affected by an amendment, the holders of those shares are entitled to vote as a class even if the shares are non-voting shares. When only one or more series in a class of shares, and not the entire class, will be adversely affected by an amendment, only the affected series may vote as a class. Under Section 242(b)(2) of the DGCL, the right to vote as a class may be limited in certain circumstances. Any provision in the certificate or articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by such greater vote. Section 242(c) of the DGCL provides that, in its resolution proposing an amendment, the board may insert a provision allowing the board to abandon the amendment, without concurrence by stockholders, after the amendment has received stockholder approval but before its filing with the Secretary of State.

   Section 109 of the DGCL provides that the power to amend the by-laws rests with the stockholders entitled to vote, although the certificate of incorporation may give the board of directors power to amend the by-laws. The fact that the certificate of incorporation confers such power upon the board of directors neither limits nor divests the stockholders of the power to amend the by-laws. Section 78.120 of the NRS, on the other hand, provides that, subject to the by-laws, if any, adopted by the stockholders, the directors may make the by-laws of the corporation.

Inspection of Books and Records

   Section 220 of the DGCL entitles any stockholder of record of a corporation, in person or by an agent, upon written demand under oath stating the purpose thereof, to inspect during usual business hours, for any proper purpose, the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

   Section 78.105 of the NRS entitles any person who has been a stockholder of record of a corporation for at least six months, or any person holding or representing at least 5% of its outstanding shares, upon at least five days' written demand, to inspect, in person or by an agent, during usual business hours, its stock ledger and to make extracts therefrom. However, pursuant to
Section 78.257 of the NRS, only stockholders of record who own or represent at least 15% of a corporation's shares have the right, upon at least five days' written demand, to inspect, in person or by an agent, during normal business hours, the books of account and financial records of the corporation, to make extracts therefrom and to conduct an audit of such records.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Exchange Act requires Young's directors and executive officers and persons who own beneficially more than 10% of Young's common stock to file reports of ownership and changes in ownership of such common stock with the Securities and Exchange Commission, and to file copies of such reports with Young. Based solely upon a review of the copies of such reports filed with Young, Young believes that during 1999 such reporting persons complied with the filing requirements of said Section 16(a).

             STOCKHOLDER PROPOSALS FOR YOUNG'S 2001 ANNUAL MEETING

   Stockholders are entitled to submit proposals on matters appropriate for stockholder action consistent with regulations of the Securities and Exchange Commission. In order for stockholder proposals for Young's 2001 annual meeting of stockholders to be eligible for inclusion in Young's proxy statement, they must be received by the Secretary of Young at Young's principal executive offices not later than January 4, 2001.

                                 LEGAL MATTERS

   The validity of the shares of Young's common stock to be issued in connection with the merger will be passed upon for Young by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York, counsel to Young. Robert L. Winikoff, a director of Young, is a partner of Cooperman Levitt Winikoff Lester & Newman, P.C..

                                    EXPERTS

   The audited consolidated financial statements of Young Broadcasting Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the audited combined financial statements of KRON-TV, a Division of The Chronicle Publishing Company and BayTV Joint Venture as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in the joint proxy statement/prospectus of Young Broadcasting Inc., which is referred to and made a part of the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Young files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Young files at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Young's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

   Young has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act to register Young's Class A common stock to be issued to Chronicle Publishing's stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Young in addition to being a proxy statement of Young and Chronicle Publishing for the special meetings. As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

   Young incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the Young special meeting. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies. Young has supplied all information contained in this joint proxy statement/prospectus relating to Young, and Chronicle Publishing has supplied all such information relating to Chronicle Publishing.

                         INDEX TO FINANCIAL STATEMENTS

YOUNG BROADCASTING INC.
Report of Independent Auditors...........................................  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999.............  F-3
Consolidated Statements of Operations for Years ended December 31, 1997,
 1998 and 1999...........................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years ended
 December 31, 1997, 1998 and 1999........................................
Consolidated Statements of Cash Flows for the Years ended December 31,
 1997, 1998 and 1999.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
KRON-TV AND BayTV
Report of Independent Auditors........................................... F-18
Combined Balance Sheets as of December 31, 1998 and 1999................. F-19
Combined Statements of Income and Divisional Equity for the Years ended
 December 31, 1997, 1998 and 1999........................................ F-20
Combined Statements of Cash Flows for the Years ended December 31, 1997,
 1998 and 1999........................................................... F-21
Notes to Combined Financial Statements................................... F-22

                         Report of Independent Auditors

Board of Directors and Stockholders
Young Broadcasting Inc.

   We have audited the accompanying consolidated balance sheets of Young Broadcasting Inc. and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Young Broadcasting Inc. and Subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

New York, New York
February 7, 2000

                    Young Broadcasting Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                          December 31,
                                                   ----------------------------
                                                       1998           1999
                                                   -------------  -------------
Assets
Current assets:
  Cash and cash equivalents (Note 2).............  $     663,298  $   2,952,144
  Trade accounts receivable, less allowance for
   doubtful accounts of $2,012,000 in 1998 and
   $1,761,000 in 1999............................     53,835,994     65,062,866
  Current portion of loans receivable--officers
   (Note 11).....................................        530,892        375,310
  Current portion of program license rights
   (Notes 2 and 4)...............................     15,250,015     28,268,497
  Prepaid expenses...............................     10,845,065     13,718,474
                                                   -------------  -------------
    Total current assets.........................     81,125,264    110,377,291
Property and equipment, less accumulated
 depreciation and amortization of $122,757,235 in
 1998 and $144,394,626 in 1999 (Notes 2 and 10)..     96,736,970     88,102,344
Program license rights, excluding current portion
 (Notes 2 and 4).................................      1,987,123      1,171,438
Deposits and other assets........................     28,005,890     24,706,034
Loans receivable--officers, excluding current
 portion (Note 11)...............................        208,041            --
Broadcasting licenses and other intangibles, less
 accumulated amortization of $118,631,102 in 1998
 and $139,260,326 in 1999 (Note 2)...............    604,576,679    584,101,367
Deferred charges, less accumulated amortization
 of $10,508,840 in 1998 and $13,659,344 in 1999
 (Note 2)........................................     13,027,559     10,211,507
                                                   -------------  -------------
    Total assets.................................  $ 825,667,526  $ 818,669,981
                                                   =============  =============
Liabilities and stockholders' equity
Current liabilities:
  Trade accounts payable.........................  $  14,571,552  $  20,545,231
  Accrued interest (Notes 5 and 6)...............     13,090,459     12,682,009
  Accrued expenses...............................      6,857,710      6,844,840
  Current installments of program license
   liability (Notes 2 and 4).....................     12,412,040     24,440,679
  Current installments of long-term debt (Note
   5)............................................        914,171            --
  Current installments of obligations under
   capital leases (Note 10)......................        491,666        923,567
                                                   -------------  -------------
    Total current liabilities....................     48,337,598     65,436,326
Program license liability, excluding current
 installments (Notes 2 and 4)....................      2,196,256      1,538,100
Long-term debt, excluding current installments
 (Note 5)........................................     85,000,000     79,000,000
Senior Subordinated Notes (Note 6)...............    570,000,000    565,000,000
Deferred tax liabilities (Note 8)................     71,450,273     71,450,273
Obligations under capital leases, excluding
 current installments (Note 10)..................      1,818,273      5,586,000
                                                   -------------  -------------
    Total liabilities............................    778,802,400    788,010,699
                                                   -------------  -------------
Stockholders' equity (Note 7):
  Class A Common Stock, $.001 par value.
   Authorized 20,000,000 shares; issued and
   outstanding 11,401,823 shares at 1998 and
   11,142,472 shares at 1999.....................         11,402         11,143
  Class B Common Stock, $.001 par value.
   Authorized 20,000,000 shares; issued and
   outstanding 2,408,447 shares at 1998 and
   2,351,251 shares at 1999......................          2,408          2,351
  Additional paid-in capital.....................    205,523,080    210,859,627
  Accumulated deficit............................   (158,671,764)  (180,213,839)
                                                   -------------  -------------
    Total stockholders' equity...................     46,865,126     30,659,282
                                                   -------------  -------------
    Total liabilities and stockholders' equity...  $ 825,667,526  $ 818,669,981
                                                   =============  =============

          See accompanying notes to consolidated financial statements.

                    Young Broadcasting Inc. and Subsidiaries

                     Consolidated Statements of Operations

                                             Year Ended December 31,
                                      ----------------------------------------
                                          1997          1998          1999
                                      ------------  ------------  ------------
Net operating revenue................ $263,534,581  $277,051,669  $280,658,940
                                      ------------  ------------  ------------
Operating expenses...................   64,700,352    66,482,606    64,843,194
Amortization of program license
 rights..............................   38,279,226    33,013,564    47,689,774
Selling, general and administrative
 expenses............................   42,007,903    50,228,854    50,131,239
Depreciation and amortization........   46,940,592    49,471,437    47,983,723
Corporate overhead...................    7,150,096     7,860,031     8,226,577
Non-cash compensation (Notes 7 and
 9)..................................      967,112     1,146,335    19,101,560
Merger-related costs.................          --      1,444,588           --
                                      ------------  ------------  ------------
    Operating income.................   63,489,300    67,404,254    42,682,873
                                      ------------  ------------  ------------
Interest expense.....................  (64,102,237)  (62,617,274)  (62,980,836)
Other expenses, net..................     (493,331)     (787,951)   (1,244,112)
                                      ------------  ------------  ------------
                                       (64,595,568)  (63,405,225)  (64,224,948)
                                      ------------  ------------  ------------
Income (loss) before extraordinary
 item................................   (1,106,268)    3,999,029   (21,542,075)
Extraordinary loss on extinguishment
 of debt.............................   (9,243,128)          --            --
                                      ------------  ------------  ------------
    Net (loss) income................ $(10,349,396) $  3,999,029  $(21,542,075)
                                      ============  ============  ============
Income (loss) per common share:
Basic:
  Income (loss) before extraordinary
   item.............................. $       (.08) $        .28  $      (1.59)
  Extraordinary loss on
   extinguishment of debt............         (.66)          --            --
                                      ------------  ------------  ------------
    Net income (loss) per common
     share........................... $       (.74) $        .28  $      (1.59)
                                      ------------  ------------  ------------
    Weighted average shares..........   13,989,969    14,147,522    13,588,108
                                      ============  ============  ============
Diluted:
  Income (loss) before extraordinary
   item.............................. $       (.08) $        .27  $      (1.59)
  Extraordinary loss on
   extinguishment of debt............         (.66)          --            --
                                      ------------  ------------  ------------
    Net income (loss) per common
     share........................... $       (.74) $        .27  $      (1.59)
                                      ------------  ------------  ------------
    Weighted average shares..........   13,989,969    14,760,454    13,588,108
                                      ============  ============  ============


          See accompanying notes to consolidated financial statements.

                    Young Broadcasting Inc. and Subsidiaries

                     Consolidated Statements of Operations

                          Common Stock
                         ---------------   Additional                      Total
                                  Class     Paid-In      Accumulated   Stockholders'
                         Class A    B       Capital        Deficit        Equity
                         -------  ------  ------------  -------------  -------------
Balance at January 1,
 1997...................  12,209   2,022   233,190,382   (152,700,390)   80,504,223
  Contribution of shares
   into Company's
   defined contribution
   plan.................      53     --      1,574,958            --      1,575,011
  Exercise of stock
   options..............      23     --        454,227            --        454,250
  Repurchase and
   retirement of Class A
   Common Stock.........    (459)    --    (12,338,021)           --    (12,338,480)
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......      25     (25)          --             --            --
  Net loss for 1997.....     --      --            --     (10,349,396)  (10,349,396)
                         -------  ------  ------------  -------------  ------------
Balance at December 31,
 1997...................  11,851   1,997   222,881,546   (163,049,786)   59,845,608
  Contribution of shares
   into Company's
   defined contribution
   plan.................      22     --      1,103,172            --      1,103,194
  Exercise of stock
   options..............      16     --        358,703            --        358,719
  Repurchase and
   retirement of Class A
   Common Stock.........    (552)    --    (19,488,610)           --    (19,489,162)
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......      65     (65)          --             --            --
  Issuance of Class A
   Common Stock and
   repurchase of Class B
   Common Stock for the
   Adam Young Inc.
   merger...............     --      476       668,269        378,993     1,047,738
  Net income for 1998...     --      --            --       3,999,029     3,999,029
                         -------  ------  ------------  -------------  ------------
Balance at December 31,
 1998................... $11,402  $2,408  $205,523,080  $(158,671,764) $ 46,865,126
  Contribution of shares
   into Company's
   defined contribution
   plan.................      21     --        854,205            --        854,226
  Conversion of Class B
   Common Stock to Class
   A Common Stock.......      57     (57)          --             --            --
  Exercise of stock
   options..............      12     --        223,000            --        223,012
  Repurchase and
   retirement of Class A
   Common Stock.........    (349)    --    (14,031,241)           --    (14,031,590)
  Non-cash
   compensation.........     --      --     18,290,583            --     18,290,583
  Net loss for 1999.....     --      --            --     (21,542,075)  (21,542,075)
                         -------  ------  ------------  -------------  ------------
Balance at December 31,
 1999................... $11,143  $2,351  $210,859,627  $(180,213,839) $ 30,659,282
                         =======  ======  ============  =============  ============


          See accompanying notes to consolidated financial statements.

                    Young Broadcasting Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                              Year ended December 31,
                                      -----------------------------------------
                                          1997           1998          1999
                                      -------------  ------------  ------------
Operating activities:
Net (loss) income...................  $ (10,349,396) $  3,999,029  $(21,542,075)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
  Depreciation and amortization of
   property and equipment...........     19,522,619    23,998,934    23,985,741
  Amortization of program license
   rights...........................     38,279,226    33,013,564    47,689,774
  Amortization of broadcasting
   licenses, other intangibles and
   deferred charges.................     27,417,973    25,472,503    23,997,982
  Non-cash compensation paid in
   Common Stock.....................        967,112     1,146,335    19,101,560
  Non-cash interest expense on
   outstanding indebtedness.........        275,588       189,386        85,829
  Loss on disposal of fixed assets..        467,920        72,977       167,480
  Extraordinary loss on
   extinguishment of debt...........      9,243,128           --            --
  Deferred acquisition and debt
   refinancing costs incurred.......     (1,760,000)          --            --
  Payments on programming license
   liabilities......................    (38,609,618)  (33,336,886)  (46,678,348)
  Decrease (increase) in trade
   accounts receivable..............        480,554     7,571,176   (10,891,837)
  Increase in prepaid expenses......       (143,678)   (6,025,061)   (3,715,479)
  (Decrease) increase in trade
   accounts payable.................     (5,133,300)   (1,468,593)    4,575,414
  Increase (decrease) in accrued
   expenses.........................        366,933      (341,121)     (378,071)
                                      -------------  ------------  ------------
    Net cash provided by operating
     activities.....................     41,025,061    54,292,243    36,397,970
                                      -------------  ------------  ------------
Investing activities:
Capital expenditures................     (9,033,690)   (7,524,480)   (9,359,911)
(Increase) decrease in deposits and
 other assets.......................       (214,498)  (26,362,234)    1,625,139
Increase in broadcast licenses and
 other intangibles..................     (2,508,374)     (267,186)     (152,419)
                                      -------------  ------------  ------------
    Net cash used in investing
     activities.....................    (11,756,562)  (34,153,900)   (7,887,191)
                                      -------------  ------------  ------------
Financing activities:
Proceeds from issuance of public
 subordinated debt..................    200,000,000           --            --
Borrowings from working capital
 facility...........................            --     36,527,000     6,327,000
Principal payments on long term-
 debt...............................   (220,740,000)  (37,787,000)  (12,327,000)
Deferred acquisition and debt
 refinancing costs incurred.........     (1,206,520)      (64,871)     (552,705)
Repurchase of Senior Subordinated
 Notes..............................            --            --     (5,000,000)
Repurchase of Class A and Class C
 Common Stock.......................    (12,338,480)  (19,489,162)  (14,031,590)
Proceeds from exercise of options...        454,249       358,719       223,012
Principal payments under capital
 lease obligations..................       (790,064)     (672,159)     (860,650)
                                      -------------  ------------  ------------
    Net cash used in financing
     activities.....................    (34,620,815)  (21,127,473)  (26,221,933)
                                      -------------  ------------  ------------
Net (decrease) increase in cash.....     (5,352,316)     (989,130)    2,288,846
Cash and cash equivalents at
 beginning of year..................      7,004,744     1,652,428       663,298
                                      -------------  ------------  ------------
Cash and cash equivalents at end of
 year...............................  $   1,652,428  $    663,298  $  2,952,144
                                      =============  ============  ============
Supplemental disclosure of cash flow
 information........................
Interest paid.......................  $  63,930,212  $ 62,214,784  $ 62,315,437

          See accompanying notes to consolidated financial statements.

                    Young Broadcasting Inc. and Subsidiaries

1. Operations of the Company

   The business operations of Young Broadcasting Inc. and subsidiaries (the "Company") consist of eleven network affiliated stations (four with CBS, six with ABC, and one with NBC), and one independent commercial television broadcasting station in the states of Michigan, Wisconsin, Louisiana, Illinois, Tennessee, New York, Virginia, Iowa, South Dakota and California, and a national television sales representation firm.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the financial statements of Young Broadcasting Inc., its wholly-owned subsidiaries and three partnerships. Significant intercompany accounts and transactions have been eliminated in consolidation.

 Concentration of Credit Risk

   The Company provides advertising air time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and advance payment is not generally required. Credit losses are provided for in the consolidated financial statements and have consistently been within management's expectations.

 Use of Estimates

   The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The principal areas of judgment relate to the allowance for doubtful accounts and the realizability of program license rights. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Program License Rights

   Program license rights are stated at cost, less accumulated amortization. Program license rights acquired as part of a station acquisition are recorded at their appraised value. Program rights with lives greater than one year, and when the Company has the right to multiple showings, are amortized using an accelerated method. Program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively. Program rights with lives of one year or less are amortized on a straight-line basis.

 Property and Equipment

   Property and equipment are stated at cost, less accumulated depreciation. Equipment under capital leases is stated at the present value of the future minimum lease payments at the inception of the lease, less accumulated depreciation. Major renewals and improvements are charged to the property and equipment accounts. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

                    Young Broadcasting Inc. and Subsidiaries

   Depreciation and amortization of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets. Equipment held under capital leases is generally amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives of depreciable assets are as follows:

                                                                     Estimated
   Classification                                                   Useful Lives
   --------------                                                   ------------
   Land improvements...............................................  5-19 years
   Buildings and building improvements.............................  5-40 years
   Broadcast equipment.............................................  3-10 years
   Office furniture, fixtures and other equipment..................   5-8 years
   Vehicles........................................................   3-5 years

   Property and equipment at December 31, 1998 and 1999 consist of the following:

                                                                1998     1999
                                                              -------- --------
                                                               (in thousands)
                                                              -----------------
   Land and land improvements................................ $  8,035 $  8,280
   Buildings and building improvements.......................   37,726   38,099
   Broadcast equipment.......................................  158,496  172,826
   Office furniture, fixtures and other equipment............   10,702    8,222
   Vehicles..................................................    4,535    5,070
                                                              -------- --------
                                                              $219,494 $232,497
                                                              ======== ========

 Broadcasting Licenses and Other Intangibles

   Intangible assets, which include broadcasting licenses, network affiliation agreements, and other intangibles are carried on the basis of cost, less accumulated amortization. Cost is based upon appraisals. Intangible assets are amortized over varying periods, not exceeding 40 years. It is the Company's policy to account for broadcasting licenses and other intangibles at the lower of amortized cost or estimated realizable value. As part of an ongoing review of the valuation and amortization of broadcasting licenses and other intangibles of the Company and its subsidiaries, management assesses the carrying value of the broadcasting licenses and other intangibles if facts and circumstances suggest that there may be impairment. If this review indicates that the broadcasting licenses and other intangibles will not be recoverable as determined by a non-discounted cash flow analysis of the operating assets over the remaining amortization period, the carrying value of the broadcasting licenses and other intangibles would be reduced to estimated fair value.

 Deferred Charges

   Deferred charges incurred during 1997 consisted primarily of debt issuance costs incurred in connection with the Company's 8 3/4% Senior Subordinated Notes issued on June 23, 1997 (see Note 6), and an amendment to its Senior Credit Facility (see Note 5). As a result of the amendment, approximately $9.2 million of net deferred charges incurred in 1996 were expensed in 1997 and included as part of the extraordinary item in the accompanying statements of operations.

 Revenue

   The Company's primary source of revenue is the sale of television time to advertisers. Revenue is recorded when the advertisements are broadcast.

                    Young Broadcasting Inc. and Subsidiaries

 Barter Arrangements

   The Company, in the ordinary course of business, provides advertising air time to certain customers in exchange for products or services. Barter transactions are recorded on the basis of the estimated fair market value of the products or services received. Revenue is recognized as the related advertising is broadcast and expenses are recognized when the merchandise or services are consumed or utilized. Barter revenue transactions related to the purchase of equipment amounted to approximately $681,000, $203,000 and $228,000 in 1997, 1998 and 1999, respectively, and are depreciated in accordance with Company policy as stated above. The Company has entered into barter agreements with program syndicators for television programs with an estimated fair market value, recorded as assets and liabilities at December 31, 1998 and 1999, of $2.5 million and $2.7 million, respectively.

 Income Taxes

   The Company and its subsidiaries file a consolidated federal income tax return and separate state tax returns. In addition, partnership returns are filed for its three general partnerships. Since the partners are all participants in the consolidation, all partnership income or losses are ultimately included in the consolidated federal income tax return. The future utilization of a significant portion of the Company's net operating losses for federal income tax purposes is subject to an annual limitation (see Note 8).

3. Acquisition and Pending Sale of Stations

   On November 16, 1999, the Company entered into an agreement to acquire KRON-TV ("KRON") and a 51% interest in the San Francisco cable channel BayTV ("BayTV") from the Chronicle Publishing Company ("CPC"). Under the terms of the agreement, the Company will pay CPC $650 million in cash plus up to approximately 3.9 million shares of the Company's Class A Common Stock, subject to adjustment. This acquisition will be accounted for as a purchase and is expected to close sometime in the second or third quarter of 2000.

   On September 30, 1999, the Company entered into an agreement with Television Wisconsin, Inc. of Madison, Wisconsin, to sell WKBT-TV in LaCrosse, Wisconsin for approximately $24.5 million. The operating results of WKBT are included in the Company's consolidated results of operations.

   The following unaudited pro forma information gives effect to the acquisition of KRON and BayTV as if it had been effected on January 1, 1999. The pro forma information for the year ended December 31, 1999 does not purport to represent what the Company's results of operation would have been if such transactions had been effected at such dates and do not purport to project results of operations of the Company in any future period.

                                                  Actual           Pro Forma
                                             December 31, 1999 December 31, 1999
                                             ----------------- -----------------
                                                   (dollars in thousands,
                                                   except per share data)
Net operating revenue.......................     $280,659          $410,809
Operating income............................       42,683            69,450
Net loss....................................     $(21,542)         $(54,271)
Basic loss per common share.................     $  (1.59)         $  (3.11)

   The Company did not include estimated cost savings relating to, among other things labor, benefits, programming costs, national representation fees, advertising, promotion and other costs of approximately $16.0 million in the table above. If such cost savings had been included, the adjusted Pro Forma Operating income for December 31, 1999 would have been $85.5 million.

4. Program License Rights and Liability

   The Company entered into agreements for program license rights which became available in 1998 and 1999 of approximately $28.9 million and $59.7 million, respectively.

                    Young Broadcasting Inc. and Subsidiaries

   On June 16, 1998, the Company entered into a new long-term agreement with the Los Angeles Lakers ("Lakers") with broadcast rights through the 2004/2005 season. Under the terms of the seven year deal, KCAL-TV, Los Angeles, California, a wholly-owned subsidiary of the Company, will broadcast 41 Lakers pre-season and regular season away games annually. Additionally, KCAL-TV obtained the broadcast rights to all post-season away games not subject to NBA/network commitments. KCAL-TV also obtained the exclusive sales rights and control over broadcast, production and inventory activities. The Company paid an initial rights fee of $30 million on August 14, 1998, which was recorded as a deposit in the accompanying consolidated financial statements. The Company will pay an additional $18.0 million per season. In the event that all 41 games are not made available to KCAL-TV or are canceled, the Company will receive a per game credit.

   The unpaid program license liability, which is reflected in the December 31, 1999 balance sheet, is payable during each of the years subsequent to 1999 as follows: 2000, $24.4 million; 2001, $997,000; $449,000 in 2002; and $91,000 in
2003.

   The obligation for programming that has been contracted for, but not recorded in the accompanying balance sheets because the program rights were not currently available for airing aggregated approximately $19.8 million at December 31, 1999.

5. Long-Term Debt

   Long-term debt (excluding Senior Subordinated Notes) at December 31, 1998 and 1999 consisted of the following:

                                                           1998        1999
                                                        ----------- -----------
                                                        (dollars in thousands)
Senior Credit Facility.................................     $85,000     $79,000
Nationwide Seller Note.................................         914         --
  Total long-term debt.................................      85,914      79,000
Less:
  Scheduled current maturities.........................         914         --
                                                        ----------- -----------
Long-term debt excluding all current installments......     $85,000     $79,000
                                                        =========== ===========

   At December 31, 1999, the Company had outstanding borrowings of $79.0 million under the Revolver, which approximates its fair value as its interest rate floats with market conditions. The Company pays an annual commitment fee of 0.375% of the unused commitment.

   The Senior Credit Facility provides, at the option of the Company, that borrowed funds bear interest based upon the bank's base rate, London Interbank Offered Rate (LIBOR), the customary "CD Rate" or "Base Rate." In addition to the index rate, the Company pays a floating percentage on borrowings under the Revolver tied to the interest rate option and the Company's ratio of total debt to operating cash flow, ranging from 0.75% based upon a ratio under 4:1 to 2.00% based upon a 6:1 or greater ratio. For the year ended December 31, 1999, this floating percentage was 1.75%. At December 31, 1999, the effective interest rate for amounts outstanding under the Senior Credit Facility was 8.07%.

   The Senior Credit Facility contains, among other things, limitations on dividends and investments, and requires the Company to maintain certain financial ratios. At December 31, 1999, the Company was in compliance with all such covenants. The Senior Credit Facility is secured by a pledge of all the stock of the Company's subsidiaries and a first priority lien on substantially all of the assets of the Company. Each of the Company's subsidiaries guarantee the obligations under the Senior Credit Facility.

                    Young Broadcasting Inc. and Subsidiaries

6. Senior Subordinated Notes

   Senior Subordinated Notes at December 31, 1998 and 1999 consisted of the following:

                                                                 1998     1999
                                                               -------- --------
                                                                (in thousands)
11.75% Senior Subordinated Notes.............................. $120,000 $120,000
10.125% Senior Subordinated Notes.............................  125,000  120,000
9% Senior Subordinated Notes..................................  125,000  125,000
8.75% Senior Subordinated Notes...............................  200,000  200,000
                                                               -------- --------
  Total Senior Subordinated Notes............................. $570,000 $565,000
                                                               ======== ========

   On November 14, 1994, the Company issued 11 3/4% Senior Subordinated Notes due 2004 with an aggregate principal amount of $120.0 million (the "November 1994 Notes"). Interest on the November 1994 Notes is payable semi-annually on May 15 and November 15. The November 1994 Notes are redeemable, in whole or in part, at the option of the Company on or after November 15, 1999, at the redemption prices set forth in the Senior Subordinated Note Indenture ("Indenture") pursuant to which the November 1994 Notes were issued plus accrued interest to the date of redemption.

   On June 12, 1995, the Company issued 10 1/8% Senior Subordinated Notes due 2005 with an aggregate principal amount of $125.0 million (the "June 1995 Notes"). Interest on the June 1995 Notes is payable semi-annually on February 15 and August 15. 1995. The June 1995 Notes are redeemable, in whole or in part, at the option of the Company on or after February 15, 2000, at the redemption prices set forth in the Indenture pursuant to which the June 1995 Notes were issued plus accrued interest to the date of redemption. On August 17, 1999, the Company purchased $5 million of outstanding 10 1/8% Senior Subordinated Notes through JP Morgan Securities at 103 3/8 or $5.2 million.

   On January 16, 1996, the Company issued 9% Senior Subordinated Notes due 2006 with an aggregate principal amount of $125.0 million (the "January 1996 Notes"). Interest on the January 1996 Notes is payable semi-annually on January 15 and July 15. The January 1996 Notes are redeemable, in whole or in part, at the option of the Company on or after January 15, 2001, at the redemption prices set forth in the Indenture, pursuant to which the January 1996 Notes were issued, plus accrued interest to the date of redemption.

   On June 23, 1997, the Company issued 8 3/4% Senior subordinated Notes due 2007 with an aggregate principal amount of $200.0 million (the "June 1997 Notes"). Interest on the June 1997 Notes is payable semi-annually on June 15th and December 15th. The June 1997 Notes are redeemable, in whole or in part, at the option of the Company on or after June 15, 2002, at the redemption prices set forth in the Indenture, pursuant to which the June 1997 Notes were issued, plus accrued interest to the date of redemption. In addition, at anytime before June 15, 2000, the Company, at its option, may redeem up to $67 million of the June 1997 Notes, with the net proceeds of one or more public equity offerings, at a redemption price equal to 108 3/4% of the principal amount thereof, plus accrued interest to the date of redemption.

   The Company's November 1994 Notes, June 1995 Notes, January 1996 Notes, and June 1997 Notes (collectively the "Notes") are general unsecured obligations of the Company and subordinated in right of payment to all senior debt, including all indebtedness of the Company under the Senior Credit Facility. The Notes are guaranteed, jointly and severally, on a senior subordinated unsecured basis by all of the Company's subsidiaries.

   Upon a change of control, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued interest to the

                    Young Broadcasting Inc. and Subsidiaries date of repurchase. In addition, the Company will be obligated to offer to repurchase Notes at 100% of their principal amount plus accrued interest to the date of repurchase in the event of certain asset sales.

   At December 31, 1999, the November 1994 Notes, June 1995 Notes, January 1996 Notes, and the June 1997 Notes were trading in the public market with ask prices of 104.4, 102.0, 96.0 and 95.0, respectively.

7. Stockholders' Equity

 Common Stock

   The Company's stockholders' equity consists of three classes of common stock designated Class A, Class B and Class C which are substantially identical except for voting rights. The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of Class C Common Stock are not entitled to vote. Holders of all classes of Common Stock entitled to vote will vote together as a single class. Holders of Class C Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. At December 31, 1999, there were no holders of Class C Common Stock outstanding.

   Ownership of Class B Common Stock is restricted to members of management and by, or in trust for, family members of management ("Management Group"). In the event that any shares of Class B Common Stock held by a member of the Management Group are transferred outside of the Management Group, such shares will automatically be converted into shares of Class A Common Stock. In addition, if the total number of shares of Common Stock held by members of the Management Group falls below 5% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be reclassified as Class A Common Stock.

   In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A and Class C Common Stock must be identical to that received by holders of Class B Common Stock.

   The terms of the Senior Credit Facility and the Indentures relating to the Company's outstanding Senior Subordinated Notes (the "Indentures") restrict the Company's ability to pay cash dividends on its Common Stock. Under the Indentures, the Company is not permitted to pay any dividends on its Common Stock unless at the time of, and immediately after giving effect to the dividend, no default would result under the Indentures and the Company would continue to have the ability to incur indebtedness. In addition, under the Indentures, dividends may not exceed an amount equal to the Company's cash flow less a multiple of the Company's interest expense, plus the net proceeds of the sale by the Company of additional capital stock.

   The Company regularly contributed Class A Common Stock into its defined contribution plan (see Note 9) for the years ended 1997, 1998, and 1999.

 Stock Option Plans

   On May 22, 1995, the Company adopted the Young Broadcasting Inc. 1995 Stock Option Plan ("1995 Stock Option Plan").

   The 1995 Stock Option Plan was adopted to provide incentives for independent directors, officers and employees. It may be administered by either the entire Board of Directors of the Company or a committee consisting of two or more members of the Board, each of whom is a non-employee director. The Board of Directors or committee, as the case may be, is to determine, among other things, the recipients of grants,

                    Young Broadcasting Inc. and Subsidiaries whether a grant will consist of incentive stock options ("ISOs"), non-qualified stock options or stock appreciation rights ("SARs") (in tandem with an option or free-standing) or a combination thereof, and the number of shares to be subject to such options. ISOs may be granted only to officers and key employees of the Company and its subsidiaries. Non-qualified stock options and SARs may be granted to such officers and employees as well as to agents and directors of and consultants to the Company, whether or not otherwise employees of the Company.

   The 1995 Stock Option Plan provides for the granting of ISOs to purchase the Company's Common Stock at not less than the fair market value on the date of the option grant and the granting of non-qualified options and SARs with any exercise price. SARs granted in tandem with an option have the same exercise price as the related option. The total number of shares with respect to which options and SARs may be granted under the 1995 Stock Option Plan is currently 2,300,000. As of December 31, 1999, non-qualified and incentive stock options for an aggregate of 1,858,353 shares at various prices from $19.75 to $61.20 have been granted to various individuals, including various executive officers. The 1995 Stock Option Plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an optionee during the calendar year exceed $100,000, the option will be treated as a non-qualified option. In addition, if an optionee owns more than 10% of the total voting power of all classes of the Company's stock at the time the individual is granted an ISO, the option price per share cannot be less than 110% of the fair market value per share and the term of the ISO cannot exceed five years. No option or SAR may be granted under the Stock Option Plan after February 5, 2005, and no option may be outstanding for more than ten years after its grant.

   On August 3, 1999, the Board of Directors extended the expiration date of 596,188 stock options issued in 1994 and 1995 to directors, officers and employees. The original option agreements were to expire in 1999 and 2000. The new option agreements are extended by ten years until 2009. As a result of this modification to these stock option agreements, the Company recorded a non-cash compensation charge of $18.3 million in the third quarter of 1999.

   Those directors who are not also employees of the Company receive an annual retainer as fixed by the Board of Directors, which may be in the form of cash or stock options, or a combination of both, and also receive reimbursement of out-of-pocket expenses incurred for each Board or committee meeting attended. Non-employee directors also receive, upon becoming a director, a five-year option to purchase up to 1,000 shares of Class A Common Stock at an exercise price equal to 120% of the quoted price on the date of grant. No other directors are compensated for services as a director.

   Under the 1995 Stock Option Plan for the year ended December 31, 1999, independent directors, officers and employees were not granted options to purchase the Company's stock at less than the fair market value on the date of the option grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No.123, ("SFAS No. 123") "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair market value at the grant date for awards in 1997, 1998, and 1999 consistent with the provisions of SFAS No. 123, the Company's net (loss) income and (loss) income per share would have been the pro forma amounts indicated below:

                                                      1997     1998    1999
                                                    --------  ------ --------
                                                     (dollars in thousands,
                                                     except per share data)
   Net (loss) income--as reported.................. $(10,349) $3,999 $(21,542)
   Net (loss) income--pro forma.................... $(12,531) $1,048 $(23,892)
   Net (loss) income per basic common share--as
    reported....................................... $  (0.74) $ 0.28 $  (1.59)
   Net (loss) income per basic common share--pro
    forma.......................................... $  (0.90) $ 0.07 $  (1.76)

                    Young Broadcasting Inc. and Subsidiaries

   These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

   Expected dividend yield..............................................      0%
   Expected stock price volatility......................................     25%
   Risk-free interest rate:
     1997...............................................................   5.80%
     1998...............................................................   5.04%
     1999...............................................................   6.66%
   Expected life of options............................................. 5 years

   The weighted average fair value of options granted during 1997, 1998, and 1999 was $11.58, $14.20 and $17.19 respectively.

   Changes during 1997, 1998 and 1999 in stock options are summarized below:

                                                  Stock Options Weighted Average
                                                   Outstanding   Exercise Price
                                                  ------------- ----------------
Outstanding at January 1, 1997...................   1,115,788        $24.45
  Granted........................................     246,657         36.16
  Granted........................................      13,790         39.88
  Exercised......................................     (23,000)        19.81
                                                    ---------        ------
Outstanding at December 31, 1997.................   1,353,235         26.83
  Granted........................................     130,792         26.83
  Exercised......................................     (16,750)        21.42
  Forfeited......................................      (2,907)        33.67
                                                    ---------        ------
Outstanding at December 31, 1998.................   1,464,370        $28.25
  Granted........................................     405,500         25.18
  Exercised......................................     (10,987)        20.29
  Forfeited......................................        (530)        41.71
                                                    ---------        ------
Outstanding at December 31, 1999.................   1,858,353        $27.59
                                                    =========        ======

   Options for 775,563 shares, 920,755 shares, and 1,200,633 shares were exercisable at December 31, 1997, 1998, and 1999, respectively.

                         Options Outstanding           Options Exercisable
                 ----------------------------------- -----------------------
                                 Weighted
                     Number       Average   Weighted     Number     Weighted
                 Outstanding at  Remaining  Average  Exercisable at Average
   Range of       December 31,  Contractual Exercise  December 31,  Exercise
Exercise Prices       1999         Life      Price        1999       Price
---------------  -------------- ----------- -------- -------------- --------
$19.75-$21.73        589,564        9.5      19.80       589,564     19.80
$24.50-$26.95        395,500        8.8      24.63        98,880     24.70
$28.00-$33.83        513,850        7.0      30.74       358,853     30.77
$34.00-$39.875       237,447        7.7      36.58       113,014     36.59
$43.50-$61.20        121,992        8.3      44.25        40,322     45.76
                   ---------       ----      -----     ---------     -----
                   1,858,353       7.75      27.59     1,200,633     25.92
                   =========       ====      =====     =========     =====

                    Young Broadcasting Inc. and Subsidiaries

   At December 31, 1999, the Company has reserved 51,392 shares of its Class A Common Stock and 1,806,961 shares of Class B Common Stock in connection with stock options.

 Stock Repurchases

   During April and May of 1997, the Company repurchased 459,000 shares of its Class A Common Stock in open-market purchases pursuant to a stock repurchase program for an aggregate price of approximately $12.3 million.

   During September and October of 1998, the Company repurchased 552,800 shares of its Class A Common stock in open-market purchases pursuant to a stock repurchase program for an aggregate price of approximately $19.5 million.

   During February and June 1999, the Company repurchased 348,400 shares of its Class A Common Stock in open market purchases pursuant to a stock repurchase program for an aggregate price of approximately $14.0 million.

8. Income Taxes

   At December 31, 1999, the Company had net operating loss ("NOL") carryforwards for tax purposes of approximately $210.0 million expiring at various dates through 2019. The availability of NOL carryforwards to offset future income is subject to annual limitations imposed by Internal Revenue Code
Section 382 as a result of successive ownership changes.

   These limitations are summarized as follows:

   NOL Carryforwards   Annual Usage Limitation
   -----------------   -----------------------
    $129 million            $ 8.9 million
      54 million            $20.9 million
      27 million              No limit
   ---------------
    $210 million
   ---------------
   ---------------

   The amount of NOL carryforwards available to offset income in 1999 is approximately $73.0 million based upon carryforwards of annual limitations and NOLs with no limitations. To the extent that an annual NOL limitation is not used, it carries and accumulates forward to future years.

                    Young Broadcasting Inc. and Subsidiaries

   Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows:

                                                        1998          1999
                                                    ------------  ------------
Deferred Tax Assets:
  Stock Option Compensation Accrued................ $        --   $  7,640,624
  Accounts Receivable..............................      804,800       812,805
  Other............................................       58,392        58,392
  Net Operating Loss Carryforwards.................   83,467,477    84,802,263
  Less: Valuation Allowance for Deferred Tax
   Assets..........................................  (51,249,179)  (59,517,704)
                                                    ------------  ------------
    Total Deferred Tax Assets......................   33,081,490    33,796,380
                                                    ------------  ------------
Deferred Tax Liabilities:
  Fixed Assets.....................................    6,155,957     1,708,512
  Intangibles......................................   98,326,225   103,488,560
  Other............................................       49,581        49,581
                                                    ------------  ------------
    Total Deferred Tax Liabilities.................  104,531,763   105,246,653
                                                    ------------  ------------
    Net Deferred Tax Liability.....................  (71,450,273)  (71,450,273)
                                                    ============  ============

9. Employee Benefit Plans

   The Company sponsors defined contribution plans ("Plan") which provide retirement benefits for all eligible employees. The Plan participants may make pretax contributions from their salaries up to the maximum allowed by the Internal Revenue Code.

   On January 1, 1997, the Company adopted and established a matching stock plan ("Matching Plan"). According to the Matching Plan, the Company will contribute one-half of every dollar a participant contributes, up to the first 3% of the participant's pay.

   For the years ended December 31, 1997, 1998 and 1999, the Company paid and accrued matching contributions (30,817; 25,243 and 21,545 shares of Class A Common Stock, respectively) equal to 3% of eligible employee compensation, amounting to $967,000, $1,146,000 and $811,000, respectively. The Company effected such contributions by issuing shares on a quarterly basis. The fourth quarter of 1999 was issued on January 10, 2000.

10. Commitments and Contingencies

   The Company is obligated under various capital leases for certain broadcast equipment, office furniture, fixtures and other equipment that expire at various dates during the next seven years. At December 31, 1998 and 1999, the net amount of property and equipment recorded under capital leases was $531,000 and $5,691,000, respectively. Amortization of assets held under capital leases is included with depreciation and amortization of property and equipment.

   The Company also has certain non-cancelable operating leases, primarily for administrative offices, broadcast equipment and vehicles that expire over the next five years. These leases generally contain renewal options for periods of up to five years and require the Company to pay all costs such as maintenance and insurance.

                    Young Broadcasting Inc. and Subsidiaries

   Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and the present value of future minimum capital lease payments as of December 31, 1999 are as follows:

                                                 Capital Leases Operating Leases
                                                 -------------- ----------------
                                                     (dollars in thousands)
   Year ending December 31:
   2000.........................................     $  924         $ 4,522
   2001.........................................        989           4,424
   2002.........................................      1,016           3,135
   2003.........................................      1,051           2,987
   2004.........................................      1,854           2,476
   Thereafter...................................        676           3,857
                                                     ------         -------
     Total minimum lease payments...............     $6,510         $21,401
                                                     ======         =======

11. Related Party Transactions

   The aggregate amount of loans outstanding, made to certain executive officers and other employees of the Company, including accrued interest at December 31, 1999 was approximately $375,000. The principal amount of the loans will bear interest, payable annually, at the rate of 7.21%.

   On November 8, 1995, the Board of Directors approved a loan forgiveness program (the "Loan Forgiveness Program") for the payment that was due on November 15, 1995 and the payments due in subsequent years. Under this program, participants who choose to participate will have their annual installments forgiven over the year following the scheduled payment date at the rate of one-twelfth per month, as long as the employee continues to be employed by the Company.

12. Quarterly Financial Data (Unaudited)

   The following summarizes the Company's results of operations for each quarter of 1999 and 1998 (in thousands, except per share amounts). The (loss) income per common share computation for each quarter and the year are separate calculations. Accordingly, the sum of the quarterly (loss) income per common share amounts may not equal the (loss) income per common share for the year.

                             First         Second       Third         Fourth
                            Quarter       Quarter      Quarter       Quarter
                          ------------  ------------ ------------  ------------
                           (dollars in thousands, except per share amounts)
1999
  Net revenues........... $     63,247  $     73,704 $     64,190  $     79,518
  Operating income
   (loss)................        8,192        18,512       (5,380)       21,359
  Net (loss) income......       (7,743)        2,606      (21,607)        5,202
  Net (loss) income per
   common share:
    Basic................ $      (0.56) $       0.19 $      (1.60) $       0.39
    Diluted.............. $      (0.56) $       0.18 $      (1.60) $       0.39
1998
  Net revenues........... $     64,581  $     77,246 $     62,944  $     72,281
  Operating income.......        8,615        23,114       12,822        22,853
  Net (loss) income......       (7,335)        7,809       (3,452)        6,977
  Net (loss) income per
   common share:
    Basic................ $      (0.52) $       0.54 $      (0.24) $       0.51
    Diluted.............. $      (0.52) $       0.52 $      (0.24) $       0.49

   Quarterly depreciation and amortization is provided based on estimates.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Chronicle Publishing Company

   We have audited the accompanying combined balance sheets of KRON-TV, a Division of The Chronicle Publishing Company, and BayTV Joint Venture (collectively, the "Company") as of December 31, 1998 and 1999, and the related combined statements of income, divisional equity and cash flows for each of the three years in the period ended December 31, 1999. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of KRON-TV, a Division of The Chronicle Publishing Company, and BayTV Joint Venture as of December 31, 1998 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

New York, New York
February 4, 2000

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

                            COMBINED BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------- -----------
Assets
Current assets:
  Cash and cash equivalents............................ $ 1,434,297 $   442,035
  Trade accounts receivable, less allowance for doubt-
   ful accounts of $825,669 in 1998 and $804,534 in
   1999................................................  28,073,358  32,373,572
  Current portion of program license rights............  10,243,825   9,170,437
  Other current assets.................................     923,592   1,594,622
                                                        ----------- -----------
    Total current assets...............................  40,675,072  43,580,666
  Property and equipment, less accumulated depreciation
   and amortization of $32,999,240 in 1998 and
   $33,039,584 in 1999.................................  18,316,914  19,072,087
  Program license rights, excluding current portion....   4,717,100     715,194
Other assets...........................................     734,620     777,100
                                                        ----------- -----------
                                                        $64,443,706 $64,145,047
                                                        =========== ===========
Liabilities and divisional equity
Current liabilities:
  Bank overdraft....................................... $ 1,872,149 $ 1,084,026
  Trade accounts payable...............................   3,415,076   1,718,506
  Accrued expenses.....................................   4,840,180   6,397,588
  Current installment of program license liability.....  10,654,216   8,437,335
                                                        ----------- -----------
    Total current liabilities..........................  20,781,621  17,637,455
  Program license liability............................   3,223,000     110,000
                                                        ----------- -----------
    Total liabilities..................................  24,004,621  17,747,455
  Commitments and contingencies........................         --          --
  Minority interest....................................     812,258     919,796
  Divisional equity....................................  39,626,827  45,477,796
                                                        ----------- -----------
    Total liabilities and divisional equity............ $64,443,706 $64,145,047
                                                        =========== ===========

            See accompanying notes to combined financial statements.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              COMBINED STATEMENTS OF INCOME AND DIVISIONAL EQUITY

                                            Years ended December 31,
                                     ----------------------------------------
                                         1997          1998          1999
                                     ------------  ------------  ------------
Net operating revenue............... $117,012,694  $125,301,198  $130,150,396
Operating expenses..................   37,014,132    40,447,060    41,205,185
Amortization of program license
 rights.............................   13,120,938    13,865,780    12,793,694
Selling, general and administrative
 expenses...........................   16,015,714    17,524,512    18,748,769
Depreciation and amortization.......    3,520,855     4,324,632     5,003,570
                                     ------------  ------------  ------------
  Operating income..................   47,341,055    49,139,214    52,399,178
Other expense, net..................     (503,943)     (564,655)     (626,162)
Minority interest in net loss of
 BayTV..............................      549,641       872,527       449,998
                                     ------------  ------------  ------------
Net income..........................   47,386,753    49,447,086    52,223,014
Divisional equity, beginning of
 year...............................   29,946,553    36,094,833    39,626,827
Transfers of net assets to parent...  (41,238,473)  (45,915,092)  (46,372,045)
                                     ------------  ------------  ------------
Divisional equity, end of year...... $ 36,094,833  $ 39,626,827  $ 45,477,796
                                     ============  ============  ============


            See accompanying notes to combined financial statements.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

                       COMBINED STATEMENTS OF CASH FLOWS

                                             Years ended December 31,
                                      ----------------------------------------
                                          1997          1998          1999
                                      ------------  ------------  ------------
Operating activities
Net income..........................  $ 47,386,753  $ 49,447,086  $ 52,223,014
Adjustments to reconcile net income
 to net cash used in operating ac-
 tivities:
  Depreciation of property and
   equipment........................     3,520,855     4,324,632     5,003,570
  Amortization of program license
   rights...........................    13,120,938    13,865,780    12,793,694
  Payments of programming license
   liabilities......................   (13,646,447)  (13,123,447)  (13,048,282)
  Minority interest in net loss of
   BayTV............................      (549,641)     (872,527)     (449,998)
  Increase in trade accounts receiv-
   able.............................    (3,811,468)     (949,524)   (4,300,214)
  (Increase) decrease in other cur-
   rent assets......................      (935,616)    1,015,305      (671,030)
  Increase (decrease) in bank over-
   draft............................     2,204,711      (430,668)     (788,123)
  (Decrease) increase in trade ac-
   counts payable...................    (1,582,714)    1,582,962    (1,696,570)
  Increase in accrued expenses......       447,737       568,181     1,557,408
                                      ------------  ------------  ------------
Net cash provided by operating ac-
 tivities...........................    46,155,108    55,427,780    50,623,469
Investing activities
Capital expenditures................    (5,580,304)   (9,654,042)   (5,243,686)
                                      ------------  ------------  ------------
Net cash used in investing activi-
 ties...............................    (5,580,304)   (9,654,042)   (5,243,686)
Financing activities
Transfer of net assets to parent....   (41,238,473)  (45,915,092)  (46,372,045)
Contributions from minority share-
 holder.............................       588,818     1,280,307           --
                                      ------------  ------------  ------------
Net cash used in financing activi-
 ties...............................   (40,649,655)  (44,634,785)  (46,372,045)
                                      ------------  ------------  ------------
Net (decrease) increase in cash and
 cash equivalents...................       (74,851)    1,138,953      (992,262)
Cash and cash equivalents, beginning
 of year............................       370,195       295,344     1,434,297
                                      ------------  ------------  ------------
Cash and cash equivalents, end of
 year...............................  $    295,344  $  1,434,297  $    442,035
                                      ============  ============  ============


            See accompanying notes to combined financial statements.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               December 31, 1999

1. Description of Business

   The accompanying combined financial statements consist of the accounts of KRON-TV ("KRON"), a division of The Chronicle Publishing Company ("CPC"), and BayTV Joint Venture ("BayTV"), of which KRON, on behalf of CPC, owns 51%. CPC is a San Francisco-based corporation with operations in the newspaper and book publishing and television industries.

   KRON is a broadcast television station affiliated with NBC and located in San Francisco, California. KRON has no separate legal status or existence. Its assets are legally available for the satisfaction of debts of CPC as well as those appearing on the accompanying combined financial statements, and its debts may result in claims against assets not appearing herein. As an NBC affiliate, KRON broadcasts NBC network programming for a substantial portion of each day's transmission. The NBC affiliation agreement expires December 31, 2001, and provides annual network compensation to KRON of approximately $8,000,000. In addition, approximately 50% of KRON's advertising revenue is sold within the network programming. (See Note 6).

   BayTV, a general partnership formed in 1996 between KRON and a predecessor of AT&T Broadband and Internet Services (the "BayTV partners"), is a San Francisco Bay Area cable television network carrying local news, information, sports and talk show programming which is distributed exclusively to cable television subscribers in the San Francisco Bay Area.

   On November 16, 1999, Young Broadcasting, Inc. signed a definitive purchase agreement to acquire KRON, BayTV and CPC in exchange for approximately $172,585,000 of its Class A common stock, subject to adjustment, and $650,000,000 in cash. The transaction reverts to an acquisition of the assets and an assumption of the liabilities of KRON and BayTV if CPC is unable to divest itself of all of its other holdings prior to August 31, 2000 or if the transaction is not closed by June 30, 2000 (subject to extension to August 31, 2000 by mutual agreement). The transaction is expected to close on April 30, 2000 or upon resolution of the CPC divestiture, whichever is later, and is pending shareholder and FCC approval.

2. Summary of Significant Accounting Policies

Basis of Accounting and Principles of Combination

   The accompanying combined financial statements reflect the "carved-out" assets, liabilities, revenues, expenses and cash flows of KRON and BayTV as if these entities had been operating as a separate business, distinct from CPC. All intercompany accounts and transactions have been eliminated in combination. Certain insurance, benefits and professional service expenses incurred by CPC have been allocated to KRON and BayTV on various bases which, in the opinion of management, are reasonable. Such expenses are not necessarily indicative of, and it is not practicable for management to estimate the level of, expenses which might have been incurred had KRON and BayTV been operating as a separate business, apart from CPC.

 KRON

   Divisional equity includes net intercompany balances that result from various transactions between KRON and CPC. There are no terms of settlement or interest charges associated with these balances. The balances are primarily the result of KRON's participation in CPC's central cash management program, wherein cash balances are remitted to CPC. In addition, certain corporate expenses are allocated to KRON as discussed above.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   As of December 31, 1998 and 1999, KRON had a 25% interest in Sutro Tower, Inc., which was accounted for under the equity method. Sutro Tower, Inc. owns and operates a community transmission tower located in San Francisco and is owned in equal shares by each of the four major network affiliated television stations in San Francisco.

 BayTV

   The BayTV partners are required to make capital contributions in proportion to their ownership interests to fund any shortfalls in operating cash flow (as defined in the BayTV partnership agreement) and the acquisition of property and equipment. To the extent that the operating cash flow shortfall for any year exceeds the amount as specified in the partnership agreement, KRON is obligated to contribute the excess. Neither partner is required to fund any shortfalls in operating cash flow on or after December 31, 2000 unless the partners agree to continue funding.

   Operating losses are allocated first to KRON in an amount equal to its excess capital contribution and, thereafter, to each partner in proportion to their respective ownership interests. Operating profits are allocated first to KRON to match the accumulated losses allocated to its excess capital contribution and, thereafter, to each partner in proportion to their respective ownership interests.

   Distributions to the partners are to be made to the extent that the amount of available cash exceeds BayTV's cash requirements. All distributions are to be made first to KRON, until the distributions equal the cumulative amount of the excess capital contribution and, thereafter, to each partner in proportion to its respective ownership interests. There have been no distributions in the three years ended December 31, 1999. As of December 31, 1999, KRON has made excess capital contributions totaling $6,456,619.

Concentration of Credit Risk

   Financial instruments that potentially subject KRON and BayTV to significant concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. KRON and BayTV maintain minimal cash and cash equivalent balances with one financial institution and monitor its financial condition on a periodic basis.

   KRON and BayTV provide advertising air time to national and local advertisers within the geographic areas in which they operate. Credit is extended based on an evaluation of the advertiser's financial condition and advance payment is not generally required. Credit losses are provided for in the combined financial statements and have consistently been within management's expectations.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The principal areas of judgment relate to the allowance for doubtful accounts and the realizability of program license rights. Actual results may differ from those estimates.

Cash and Cash Equivalents

   KRON and BayTV consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Such amounts are stated at cost which approximates market value.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


Program License Rights

   Program license rights consist of rights to broadcast syndicated television shows and feature films and are stated at cost, less accumulated amortization. Program license rights and the related liabilities, both typically amortized on a straight-line basis, are recorded at the contract value when the program is available for airing, the license period begins and certain other conditions are met. Program license rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively.

Property and Equipment

   Property and equipment are stated on the basis of cost, less accumulated depreciation. Major renewals and improvements are charged to the property and equipment accounts. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

   Depreciation and amortization of property and equipment are calculated primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows:

      Buildings and building improvements............................ 3-40 years
      Broadcast equipment............................................ 3-10 years
      Office furniture, fixtures and other equipment.................    5 years
      Vehicles.......................................................  3-5 years

   Property and equipment at December 31, 1998 and 1999 consisted of the following:

                                                       1998          1999
                                                   ------------  ------------
      Land........................................ $    457,923  $    457,923
      Buildings and building improvements.........    9,068,796    10,435,185
      Broadcast equipment.........................   34,858,651    34,382,592
      Office furniture, fixtures and other
       equipment..................................    2,672,350     4,326,816
      Vehicles....................................    1,762,551     2,412,659
      Construction in progress....................    2,495,883        96,496
                                                   ------------  ------------
       Total cost.................................   51,316,154    52,111,671
      Accumulated depreciation....................  (32,999,240)  (33,039,584)
                                                   ------------  ------------
                                                   $ 18,316,914  $ 19,072,087
                                                   ============  ============

Revenue Recognition

   Advertising revenue is recorded when the related advertisement is broadcast and is net of the standard advertising agency commissions. Management does not believe that the loss of any single advertiser or advertising agency would have a materially adverse impact on KRON or BayTV.

   KRON also earns revenues under the terms of its network affiliation agreement with NBC, which are recognized on the straight line basis over the life of the agreement (see Note 6). BayTV earns monthly subscription revenues which are recognized as service is provided to subscribers.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


Barter and Trade Arrangements

   KRON and BayTV, in the ordinary course of business, provide advertising air time to certain suppliers of syndicated programming as full or partial compensation for programming. Related revenues and expenses are recorded on the basis of the estimated fair market value of the air time provided and are recognized as the related program and advertising are broadcast. Such revenues and expenses totaled $2,118,911, $3,519,101 and $2,373,163 for the years ended December 31, 1997, 1998 and 1999, respectively.

   KRON and BayTV maintain trade agreements with the San Francisco Newspaper Agency, a related party, which require KRON and BayTV to provide advertising air time in exchange for newspaper advertising. Related revenues and expenses are recorded based on agreed-upon values. Revenue is recognized as the related advertising is broadcast and expenses are recognized when the newspaper advertising is published. Such revenues and expenses totaled $886,198, $950,000 and $900,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Income Taxes

   No provision has been made for income taxes as CPC has elected subchapter "S' corporation status for income tax purposes; therefore, its income was included in the tax returns of its shareholders, and no income tax provision was recorded for KRON or BayTV.

   California franchise tax, calculated as 1.5% of taxable income, is included in other expense, net in the accompanying combined statements of income.

Advertising

   KRON and BayTV expense the cost of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $2,465,733, $2,759,328 and $2,856,095, respectively.

Fair Value of Financial Instruments

   The carrying amounts reported in the combined balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate their fair values.

3. Program License Rights and Liability

   KRON entered into agreements for program license rights which became available in 1998 and 1999 of $12,811,780 and $7,718,400, respectively.

   The obligation for programming that has been contracted for, but not recorded in the accompanying combined balance sheets because the program rights were not currently available for airing totaled $37,622,000 as of December 31, 1999. Such rights pertain to numerous programs for broadcast through the 2005-2006 broadcast season.

4. Employee Benefit Plans

   KRON maintains a noncontributory, defined benefit plan covering certain employees included in a collectively bargained employment agreement. Benefits are based on compensation and years of service. The funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional tax deductible amounts as may be advisable under the circumstances. Plan assets are invested principally in fixed income and equity funds.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   The components of net periodic benefit cost for this plan are as follows:

                                                For the years ended December
                                                             31,
                                                -------------------------------
                                                  1997       1998       1999
                                                ---------  ---------  ---------
Service cost................................... $ 204,291  $ 222,965  $ 257,079
Interest cost..................................   326,936    371,390    396,775
Expected return on plan assets.................  (405,810)  (504,010)  (606,644)
Prior service cost amortization................    20,710     20,710     20,710
Transition asset recognition...................   (23,730)   (23,730)   (23,730)
                                                ---------  ---------  ---------
Net periodic benefit cost...................... $ 122,397  $  87,325  $  44,190
                                                =========  =========  =========

   The change in benefit obligation and plan assets and reconciliation of funded status are as follows, as of December 31:

                                                          1998        1999
                                                       ----------  -----------
Change in benefit obligation
Projected benefit obligation at beginning of year..... $4,797,354  $ 6,006,021
Service cost..........................................    222,965      257,079
Interest cost.........................................    371,390      396,775
Actuarial (gain) loss.................................    898,798     (753,948)
Benefits paid.........................................   (220,329)    (217,883)
Expenses paid.........................................    (64,157)    (115,329)
                                                       ----------  -----------
Projected benefit obligation at end of year........... $6,006,021  $ 5,572,715
                                                       ==========  ===========
Change in plan assets
Fair value of plan assets at beginning of year........ $5,913,369  $ 7,244,923
Actual return on plan assets..........................  1,370,445    1,044,060
Employer contributions................................    245,595          --
Benefits paid.........................................   (220,329)    (217,883)
Expenses paid.........................................    (64,157)    (115,329)
                                                       ----------  -----------
Fair value of plan assets at end of year.............. $7,244,923  $ 7,955,771
                                                       ==========  ===========
Reconciliation of funded status
Funded status......................................... $1,238,902  $ 2,383,056
Unrecognized net gain.................................   (580,151)  (1,771,515)
Unrecognized prior service costs......................    285,716      265,006
Unrecognized net transition asset.....................   (179,946)    (156,216)
                                                       ----------  -----------
Prepaid benefit cost.................................. $  764,521  $   720,331
                                                       ==========  ===========
Weighted average assumptions
Discount rate.........................................       6.75%        7.75%
Expected long-term rate of return on plan assets......       8.50%        8.50%
Rate of compensation increase.........................       4.00%        4.00%

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   KRON and BayTV also participate in a noncontributory, defined benefit plan, administered by CPC, for a significant number of their employees not covered by any collectively bargained employment agreements. The funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional tax deductible amounts as may be advisable under the circumstances. Plan assets are invested principally in short-term income and long-term U.S. government funds.

   The following summarizes the portion of net periodic benefit cost attributable to KRON and BayTV:

                                                For the years ended December
                                                             31,
                                                -------------------------------
                                                  1997       1998       1999
                                                ---------  ---------  ---------
Service cost................................... $ 447,666  $ 524,336  $ 751,633
Interest cost..................................   586,224    632,675    730,176
Expected return on plan assets.................  (680,020)  (737,741)  (846,651)
Net (gain) loss recognition....................       --         --       6,237
Prior service cost amortization................    (1,184)      (967)      (967)
                                                ---------  ---------  ---------
Net periodic benefit cost...................... $ 352,686  $ 418,303  $ 640,428
                                                =========  =========  =========

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   The following summarizes the portion attributable to KRON and BayTV of the change in benefit obligation and plan assets and the reconciliation of funded status, as of December 31:

                                                         1998         1999
                                                      -----------  -----------
Change in benefit obligation
Projected benefit obligation at beginning of year.... $ 8,557,450  $10,768,074
Service cost.........................................     524,336      751,633
Interest cost........................................     632,675      730,176
Actuarial (gain) loss................................   1,326,180   (1,811,176)
Benefits paid........................................    (227,725)    (209,089)
Expenses paid........................................     (44,842)     (35,698)
                                                      -----------  -----------
Projected benefit obligation at end of year.......... $10,768,074  $10,193,920
                                                      ===========  ===========
Change in plan assets
Fair value of plan assets at beginning of year....... $ 9,834,289  $11,039,663
Actual return on plan assets.........................   1,477,941     (258,871)
Benefits paid........................................    (227,725)    (209,089)
Expenses paid........................................     (44,842)     (35,698)
                                                      -----------  -----------
Fair value of plan assets at end of year............. $11,039,663  $10,536,005
                                                      ===========  ===========
Reconciliation of funded status
Funded status........................................ $   271,589  $   342,085
Unrecognized net gain................................      34,495     (677,396)
Unrecognized prior service costs.....................      (6,284)      (5,317)
                                                      -----------  -----------
Prepaid (accrued) benefit cost....................... $   299,800  $  (340,628)
                                                      ===========  ===========
Weighted average assumptions
Discount rate........................................       6.75%        7.75%
Expected long-term rate of return on plan assets.....       8.50%        8.50%
Rate of compensation increase........................       5.00%        5.00%

   The final allocation of plan assets and obligations has not been made as of December 31, 1999.

            KRON-TV, A DIVISION OF THE CHRONICLE PUBLISHING COMPANY
                                      AND
                              BAYTV JOINT VENTURE

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   KRON and BayTV also participate in a multiemployer, defined contribution plan for a significant number of their employees covered by a second collectively bargained employment agreement, which is administered by a third party. Contributions to this plan are based on various percentages of compensation. The annual cost of this plan amounted to $379,390, $417,075 and $464,838 for the years ended December 31, 1997, 1998 and 1999, respectively.

   KRON also participates in a Supplemental Executive Retirement Plan for certain key executives which is administered by CPC. Compensation expense related to the plan was $188,156, $277,139 and $343,781 for the years ended December 31, 1997, 1998 and 1999, respectively. The plan was discontinued effective December 31, 1999, at which time a curtailment loss of $587,823 was recorded. Total accrued benefits of $1,442,384 were distributed to the participants in February 2000.

   KRON and BayTV participate in a 401(k) plan, which is administered by CPC, that covers their eligible employees and made contributions totaling $181,701, $185,673 and $254,070 in the years ended December 31, 1997, 1998 and 1999, respectively.

   As of December 31, 1999, KRON has accrued $2,100,000 under the terms of a long-term incentive plan offered to three executives, subject to meeting certain criteria.

   As of December 31, 1999, approximately 58% of the employees of KRON and 68% of the employees of BayTV were employed under collectively bargained employment agreements.

5. Commitments and Contingencies

   KRON and BayTV have certain non-cancelable operating leases, primarily for bureau and transmitter facilities and equipment that expire over the next five years. These leases generally contain renewal options for periods of up to five years and require the lessee to pay all costs such as maintenance and insurance.

   Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are as follows:

      2000.......................................................... $  314,954
      2001..........................................................    257,631
      2002..........................................................    148,836
      2003..........................................................    135,751
      2004..........................................................    142,538
      Thereafter....................................................    149,665
                                                                     ----------
      Total minimum payments........................................ $1,149,375
                                                                     ==========

   KRON is dependent upon a small number of providers of syndicated program license rights, principally Paramount Distribution, which as of December 31, 1999 accounted for 86% of KRON's program license rights.

6. Subsequent Events (Unaudited)

   In February 2000, NBC announced that it had signed an agreement that will provide the NBC affiliation in the San Francisco Bay Area to another broadcaster with a television station in San Jose, California, effective upon the expiration of KRON's affiliation agreement with NBC on January 1, 2002. Accordingly, after that date, KRON will no longer be an NBC affiliate and will no longer receive NBC programming or network compensation (see Note 1).

                                                                         ANNEX A

                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered
                                              ---------
into as of November 15, 1999, by and between Young Broadcasting Inc., a Delaware corporation ("Parent") and The Chronicle Publishing Company, a Nevada
              ------
corporation (the "Company").
                  -------

                             W I T N E S S E T H:

     WHEREAS, the respective Boards of Directors of Parent and the Company have each determined that it is in the best interests of their respective shareholders to effect a merger of the Company with and into a Delaware corporation to be formed by Parent as a subsidiary of Parent ("Merger Sub"),
                                                               ----------
pursuant to which, among other things, all of the issued and outstanding Company Common Stock (as defined below) will be cancelled and extinguished and converted into the right to receive the Merger Consideration (as defined herein), and Merger Sub will survive as a wholly-owned subsidiary of Parent (the "Merger"),
                                                                     ------
all upon the terms and subject to the conditions set forth herein.

     WHEREAS, the Board of Directors of the Company and Parent have approved and adopted this Agreement, the Merger, and the other transactions contemplated hereby (including the Company Shareholder Support Agreements and the Parent Shareholder Support Agreements), and each has recommended approval and adoption of this Agreement and the Merger by their respective shareholders and stockholders.

     WHEREAS, the Company, among other things, owns certain assets which it uses to conduct the operations of television broadcast station KRON-TV, San Francisco, California, and cable television station Bay-TV in the San Francisco, California Bay Area (the "Business").
                          --------

     WHEREAS, the Company has entered into the Other Agreements (as defined below) pursuant to which the Company will, among other things, sell to certain third parties substantially all of the assets of the Company owned, used or held for use by the Company primarily to conduct the operations of the Disposed Businesses (as defined below), and in connection therewith, such third parties have agreed to assume the liabilities of the Company relating to operations of the Disposed Businesses.

     WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent to enter into this Agreement, certain shareholders of the Company representing a majority of the voting rights of the outstanding Company Common Stock have entered into Shareholder Support Agreements (the "Company
                                                                    -------
Shareholder Support Agreements") with Parent, pursuant to which such
------------------------------
shareholders have agreed, among other things, to vote all voting securities of the Company beneficially owned by them in favor of approval and adoption of this Agreement and the Merger.

     WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the Company to enter into this Agreement, certain stockholders of Parent representing a majority of the voting power of the outstanding Parent Common Stock have entered into Shareholder Support Agreements (the "Parent Shareholder Support
                                                  --------------------------
Agreements") with the Company, pursuant to which such stockholders have agreed,
-----------
among other things, to vote all voting securities of Parent beneficially owned by them in favor of approval and adoption of this Agreement and the Merger.

     WHEREAS, the Company and Parent desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby, all as more fully set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance of such covenants, promises and agreements, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                             ARTICLE I.DEFINITIONS

     I.1    Certain Definitions.  For all purposes of and under this Agreement,
            -------------------
the following terms shall have the respective meanings set forth below:
                                                                      -

            (a)  "Action" means any claim, action, suit or proceeding, arbitral
                  ------
action, governmental investigation or criminal prosecution.

            (b)  "Affiliate" means any "affiliate" as defined in Rule 144(a)(1)
                  ---------
promulgated under the Securities Act.

            (c)  "Benefit Plan" means any employment, bonus, incentive
                  ------------
compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement (including any collective bargaining agreement), practice, policy or arrangement, whether written or oral, and whether or not subject to ERISA (including, without limitation, any "employee benefit plan" within the meaning of Section 3(3) of ERISA).

            (d)  "Broadcast Station" means television station KRON-TV, San
                  -----------------
Francisco, California.

            (e)  "Business Assets" means the assets of the Company which it
                  ---------------
uses to Conduct the operations of the Business in the manner currently conducted.

            (f)  "Business Contracts" means the Contracts to which the Company
                  ------------------
is a party and which relate to the operations of the Business or the Business Assets.

            (g)  "Business Day" means any weekday (Monday through Friday) on
                  ------------
which commercial banks in San Francisco, California and New York, New York are open for business.

            (h)  "Business Liabilities" means the Liabilities of the Company
                  --------------------
arising out of or relating solely to the operations of the Business or the Business Assets.

            (i)  "Communications Act" means the Communications Act of 1934, as
                  ------------------
amended, any successor statute thereto, and all rules, regulations and written policies of the FCC promulgated thereunder.

            (j)  "Company Common Stock" means the Common Stock, par value $0.01
                  --------------------
per share, of the Company.

            (k)  "Confidentiality Agreement" means the letter agreement between
                  -------------------------
the Company and Parent, dated as of July 12, 1999.

            (l)  "Contract" means any currently enforceable contract, agreement,
                  --------
indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral.

            (m)  "Corporate Expenses" means the aggregate of (i) all costs and
                  ------------------
expenses incurred by the Company in connection with the preparation, execution and delivery of this Agreement and the Other Agreements which are unpaid as of the Effective Time, plus (ii) all Taxes payable and other expenses incurred by the Company in connection with the consummation of the Merger, the sale of the Broadcast Station Licenses, and the asset sales contemplated by the Other Agreements which are unpaid as of the Effective Time, plus (iii) Station Severance Costs unpaid as of the Effective Time, but not to exceed the amount which, when added to Station Severance Costs which have been paid as of the Effective Time, equals $1,000,000, plus (iv) all other severance obligations of the Company to its officers, directors and employees not primarily employed in the Business, including retention, severance or bonus arrangements, other than Station Severance Costs in excess of $1 million, plus (v) all Taxes payable by the Company upon the distribution to Current Company Shareholders on account of the distribution of Excluded Assets, less (x) cash and cash equivalents held by the Surviving Corporation immediately after the Effective Time, and (y) any Station Severance Costs paid by the Company in excess of $1,000,000.

            (n)  "Current Company Shareholders" means the shareholders of the
                  ----------------------------
Company immediately prior to the Effective Time.

            (o)  "DGCL" means the General Corporation Law of the State of
                  ----
Delaware.

            (p)  "Disposed Businesses" means the operations and businesses of
                  -------------------
the Company transferred, or to be transferred, pursuant to the Other Agreements.

            (q)  "Encumbrance" means any security interest, pledge, option,
                  -----------
easement, right of entry, restrictive covenant, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

            (r)  "Environmental Law" means any Law pertaining to land use, air,
                  -----------------
soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), use, treatment, storage, disposal, handling, transportation, emissions, discharges, releases or threatened releases of Hazardous Materials, public or employee health or safety, Hazardous Materials Activity, or any other environmental matter, including, without limitation, the following laws as in effect on the Closing Date: (i) Clean Air Act (42 U.S.C.
(S)7401, et seq.); (ii) Clean Water Act (33 U.S.C. (S)1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. (S)6901, et seq.); (iv) Comprehensive Environmental Resource Compensation and Liability Act (42 U.S.C.
(S)9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. (S)300f, et seq.);
(vi) Toxic Substances Control Act (15 U.S.C. (S)2601, et seq.); (vii) Rivers and Harbors Act (33 U.S.C. (S)401, et seq.); (viii) Endangered Species Act (16 U.S.C. (S)1531, et seq.); (ix) Occupational Safety and Health Act (29 U.S.C.
(S)651, et seq.); and (x) any other Laws relating to Hazardous Materials or Hazardous Materials Activities.

            (s)  "ERISA" means the Employee Retirement Income Security Act of
                  -----
1974, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

            (t)  "Exchange Act" means the Securities Exchange Act of 1934, as
                  ------------
amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

            (u)  "Excluded Assets" means (i) artwork located at corporate
                  ---------------
headquarters and at the Company's finance department, (ii) artwork and statues located at KRON-TV, (iii) any De Young family memorabilia, pictures or archives,
(iv) any newspapers or newspaper plates relating to the 1906 earthquake, (v) that certain parcel of real property located in Butte County, California, (vi) a secured note from Asphalt Release Corporation in the original principal amount of $525,000 and the security therefor, (vii) the Company's investment in TCW Special Placements Fund II, (viii) any marketable securities, limited partnerships or similar investments owned by the Company and unrelated to the Business, (ix) the furniture, fixtures and equipment from the Company's corporate and finance departments designated by the Company ten (10) calendar days prior to Closing, (x) all cash and cash equivalents, including all proceeds from the transactions contemplated by the Other Agreements, but excluding cash and cash equivalents deducted from Corporate Expenses, and (xi) any and all of the assets covered by any of the Other Agreements.

            (v)  "FCC" means the United States Federal Communications
                  ---
Commission, and any successor agency thereto.

            (w)  "Final Order" means an order or action by the FCC that, by
                  -----------
reason of expiration of time or exhaustion of remedies, is no longer subject to administrative or judicial reconsideration or review.

            (x)  "GAAP" means generally accepted accounting principles in the
                  ----
United States.

            (y)  "Governmental Authority" means any government, any governmental
                  ----------------------
entity, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator or panel of arbitrators or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, local or foreign.

            (z)  "Governmental Order" means any statute, rule, regulation,
                  ------------------
order, arbitration award, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority.

            (aa) "Hazardous Material" means any material or substance that is
                  ------------------
prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including, but not limited to, asbestos, petroleum, radon gas and radioactive matter.

            (bb)  "Hazardous Materials Activity" means the handling,
                   ----------------------------
transportation, transfer, recycling, storage, use, treatment, manufacture, investigation, removal, remediation, release, exposure of others to, sale or other distribution of any Hazardous Material or any product containing a Hazardous Material.

            (cc)  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements
                   -------
Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

            (dd)  "Income Tax" means any federal, state, county, provincial,
                   ----------
local or foreign income, franchise, business profits or other similar Tax, any estimated Tax related thereto, any interest and penalties (civil or criminal) thereon or additions thereto.

            (ee)  "Income Tax Return" means any Tax Return in respect of Income
                   -----------------
Taxes.

            (ff)  "Indemnified Liabilities" means any Liability of the Company
                   -----------------------
existing, or arising after but primarily relating to, periods prior to the Closing Date not related primarily to the Business (including Liabilities for Taxes incurred prior to the Effective Time and claims for indemnification against the Company pursuant to the Other Agreements, regardless of when such claim for indemnification is asserted), excluding (i) Liabilities incurred in connection with or related to Dissenting Shares, or (ii) Liabilities (exclusive of Liabilities for Taxes incurred prior to the Effective Time and claims for indemnification pursuant to the Other Agreements) of the Surviving Corporation, to the Current Company Shareholders, arising out of this Agreement and the transactions contemplated hereby, or (iii) Liabilities included in Corporate Expenses, and for which there was an adjustment to the Total Cash Consideration, or (iv) Liabilities arising out of any (A) increase in the aggregate present value of the accrued benefits (whether vested or unvested) under, or (B) decrease in the fair market value of the assets of, The Pension Plan of the Chronicle Publishing Company (or any successor plan thereto), in either case, during the period commencing on and after the Closing Date. "Indemnified
                                                             -----------
Liabilities" shall also include any Damages incurred by the Surviving
-----------
Corporation as a result of, or incident to, any matter pertaining to any Benefit Plan that has been or will be assumed pursuant to the Other Agreements.

            (gg)  "Intellectual Property" means any (i) United States, state or
                   ---------------------
foreign patents, patent applications, patent disclosures and improvements thereto, (ii) registered United States, state or foreign trademarks, service marks, trade dress, logos, trade names and corporate names, the goodwill associated therewith, and the registrations and applications for registration thereof, and (iii) registered United States, state or foreign copyrights, and the registrations and applications for registration thereof.

            (hh)  "Internal Revenue Code" means the Internal Revenue Code of
                   ---------------------
1986, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

            (ii)  "IRS" means the United States Internal Revenue Service, and
                   ---
any successor agency thereto.

            (jj)  "Knowledge of the Company," "known to the Company" and
                   ------------------------    --------------------
phrases of similar import mean, with respect to any matter in question relating to the Business, if any of John Sias, President and Chief Executive Officer of the Company, Marty Jaffe, Chief Financial Officer of the Company, Ron Ingram, General Counsel of the Company, Amy McCombs, President of KRON-TV, Al Holzer, Vice President and General Manager of KRON-TV, Rich Cerussi, Vice President and Director of Sales of KRON-TV, Mark Murray, Vice President, Business Affairs of KRON-TV and Craig Porter, Chief Engineer of KRON-TV, has actual knowledge of such matter without obligation of inquiry.

            (kk)  "Knowledge of Parent," "known to Parent" and phrases of
                   --------------------   ---------------
similar import mean, with respect to any matter in question relating to Parent or any of its consolidated Subsidiaries (including, without limitation, Merger
Sub), if Vincent J. Young, Ronald J. Kwasnick and James A. Morgan has actual knowledge of such matter without obligation of inquiry.

            (ll)  "Law" means any statute, law, ordinance, regulation, rule,
                   ---
code or rule of common law of any federal, state, county, provincial, local or foreign Governmental Authority.

            (mm)  "Liability" means any direct or indirect debt, obligation or
                   ---------
liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

            (nn)  "License" means any franchise, approval, permit, order,
                   -------
authorization, consent, license, registration or filing, certificate, variance and any other similar right obtained from or filed with any Governmental Authority.

            (oo)  "Material Adverse Effect" means any change or effect that is
                   -----------------------
materially adverse to the assets, liabilities, properties, operations, business, condition (financial or otherwise), or results of operations of the Business, except for any such changes or effects resulting directly or indirectly from (i) the announcement or other disclosure of the transactions contemplated by this Agreement, (ii) regulatory changes, or (iii) changes in conditions generally applicable to the television broadcasting industry, or in general economic conditions in the geographic regions in which the Business is conducted.

            (pp)  "Merger Consideration" means (i) the Total Cash Consideration,
                   --------------------
and (ii) the Total Stock Consideration.

            (qq)  "NGCL" means the General Corporation Law of the State of
                   ----
Nevada, Chapter 92A of the Nevada Revised Statutes, the Mergers and Share Exchange Law, and any successor statutes thereto.

            (rr)  "Other Agreements" means the following agreements, as they
                   ----------------
may be amended from time to time in accordance therewith and in accordance with this Agreement: (i) the Asset Purchase Agreement dated as of August 6, 1999, by and between the Company and The Hearst Corporation, (ii) the Asset Purchase Agreement dated as of October 4, 1999, by and between the Company and Pulitzer Inc., (iii) the Asset Purchase Agreement dated as of October 11, 1999, by and between the Company and The New York Times Company, (iv) the Asset Purchase Agreement dated as of November 12, 1999, by and between the Company and Chronicle Books LLC, (v) an Asset Purchase Agreement, substantially in the form previously delivered to Parent, relating to the business and operations of television stations WOWT (TV), Omaha, Nebraska, KAKE-TV, Wichita, Kansas, KUPK-TV, Garden City, Kansas, and KLBY (TV), Colby, Kansas, and (vi) the Share Purchase Agreement dated as of November 5, 1999, by and among the Company, MBI Acquisition Partners, L.P., a Delaware limited partnership, and MBI Publishing Company, a Nevada corporation.

            (ss)  "Parent Average Stock Price" means the average closing sale
                   --------------------------
price of Parent Class A Common Stock, as reported on the Nasdaq National Market System, for the twenty (20) consecutive trading days ending three (3) trading days prior to the Closing Date.

            (tt)  "Parent Cash Election Amount" means the amount by which Parent
                   ---------------------------
has elected, or is required, pursuant to Section 2.7(c) hereof to increase Total
                                         --------------
Cash Consideration and reduce the Total Stock Consideration Value.

            (uu)  "Parent Class A Common Stock" means the Class A Common Stock,
                   ---------------------------
par value $0.001 per share, of Parent.

            (vv)  "Parent Class B Common Stock" means the Class B Common Stock,
                   ---------------------------
par value $0.001 per share, of Parent.

            (ww)  "Parent Class C Common Stock" means the Class C Common Stock,
                   ---------------------------
par value $0.001 per share, of Parent.

            (xx)  "Parent Common Stock" means the Common Stock of Parent,
                   -------------------
including, without limitation, Parent Class A Common Stock, Parent Class B Common Stock, and Parent Class C Common Stock.

            (yy)  "Parent Material Adverse Effect" means any change or effect
                   ------------------------------
that (i) is materially adverse to the assets, liabilities, properties, operations, business, condition (financial or otherwise), or results of operations of Parent and its subsidiaries, taken as a whole, except for any such changes or effects resulting directly or indirectly from (A) the announcement or other disclosure of the transactions contemplated by this Agreement, (B) regulatory changes, or (C) changes in conditions generally applicable to the television broadcasting industry, or in general economic conditions in the geographic regions in which Parent and Merger Sub conduct business, or (ii) is materially adverse to the ability of each of Parent and Merger Sub to perform its respective obligations under this Agreement, or to consummate the transactions contemplated hereby on a timely basis.

            (zz)  "Per Share Cash Consideration" means an amount equal to the
                   ----------------------------
quotient obtained by dividing (x) the Total Cash Consideration, by (y) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

            (aaa) "Per Share Escrow Amount" means an amount equal to the
                   -----------------------
quotient obtained by dividing (x) $50 million, by the (y) aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

            (bbb) "Permitted Encumbrances" means (i) Encumbrances for inchoate
                   ----------------------
mechanics' and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carriers' liens arising in the ordinary course of business, (ii) Encumbrances for Taxes and other Liabilities not yet due and payable, and for Taxes and other Liabilities being contested in good faith, provided that reserves have been established and maintained for such Taxes and other Liabilities in accordance with GAAP, (iii) Encumbrances in favor of Parent and Merger Sub arising out of, under or in connection with this Agreement, (iv) Encumbrances reflected on the Latest Balance Sheet, (v) Encumbrances and imperfections of title the existence of which would not reasonably be expected to materially detract from the value of, interfere with, or otherwise affect the continued ownership, use and enjoyment of the property subject thereto or affected thereby, consistent with past practice, and (vi) solely with respect to Owned Real Property, provided that the following are not violated by existing improvements in any material respect and do not prohibit or materially restrict the continued use and operation of such Owned Real Property for the same uses and operations as currently conducted, or grant any third party any option or right to acquire or lease a material portion thereof, (A) easements, rights of way and other similar restrictions which would be shown by a current title report, (B) conditions that may be shown by a current survey, title report or physical inspection, and (C) zoning, building and other similar restrictions imposed by applicable Law.

            (ccc) "Person" means any individual, general or limited partnership,
                   ------
firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

            (ddd) "Program License Agreements" means any Contract granting
                   --------------------------
rights to programming on any of the Stations.

            (eee) "Proprietary Rights" means (i) Intellectual Property, (ii)
                   ------------------
trade secrets and confidential business information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, copyrightable works (including all work in progress), financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information), (iii) copies and tangible embodiments thereof (in whatever form or medium) and (iv) licenses granting any rights with respect to any of the foregoing.

            (fff) "SEC" means the United States Securities and Exchange
                   ---
Commission, and any successor agency thereto.

            (ggg) "Securities Act" means the Securities Act of 1933, as amended,
                   --------------
any successor statute thereto, and the rules and regulations promulgated thereunder.

            (hhh) "Stations" means television station KRON-TV, San Francisco,
                   --------
California and cable television station Bay-TV in the San Francisco, California Bay Area.

            (iii) "Station Severance Cost" shall mean all costs incurred by the
                   ----------------------
Company in connection with the termination of employees of the Stations who are not identified in the written instrument delivered pursuant to Section 5.11(a)
                                                               ---------------
hereof.

            (jjj) "Subsidiary" means (unless otherwise indicated), with respect
                   ----------
to a Person, any other Person in which such Person has a direct or indirect equity or other ownership interest in excess of fifty percent (50%).

            (kkk) "Tax" means any federal, state, county, provincial, local or
                   ---
foreign income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by any Governmental Authority (whether payable directly or by withholding), together with any interest, penalties (civil or criminal), additions to, or additional amounts imposed by, any Governmental Authority with respect thereto, and any expenses incurred in connection with the determination, settlement or litigation of any liability therefor.

            (lll) "Tax Return" means a report, return or other information
                   ----------
required to be supplied to a Governmental Authority with respect to any Tax.

            (mmm) "Total Cash Consideration" means an amount equal to (x) $650
                   ------------------------
million, plus (y) the Parent Cash Election Amount, less (z) Corporate Expenses.

            (nnn) "Total Stock Consideration" means that number of shares of
                   -------------------------
Parent Class A Common Stock equal to (x) the Exchange Ratio, multiplied by (y) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

            (ooo) "Total Stock Consideration Value" means an amount equal to (x)
                   -------------------------------
$172,585,000 million, less (y) the Parent Cash Election Amount.

            (ppp) "Trade Agreements" means any Contract for the sale of
                   ----------------
advertising time on the Stations in exchange for goods or services, other than Program License Agreements.

     I.2 Certain Additional Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

--------------------------------------------------------------------------------
Term                                                   Section
----                                                   -------
--------------------------------------------------------------------------------
Affiliate Agreement                                    5.20
--------------------------------------------------------------------------------
Agreement                                              Preamble
--------------------------------------------------------------------------------
Articles of Merger                                     2.3
--------------------------------------------------------------------------------
Asset Purchase Agreement                               5.21(a)
--------------------------------------------------------------------------------
Broadcast Station Licenses                             3.23
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Term                                                             Section
----                                                             -------
----------------------------------------------------------------------------------------------
Business                                                         Recitals
----------------------------------------------------------------------------------------------
Business Benefit Plan(s)                                         3.14(a)
----------------------------------------------------------------------------------------------
Business Employee(s)                                             3.13
----------------------------------------------------------------------------------------------
Business Financial Statements                                    3.7
----------------------------------------------------------------------------------------------
Business Insurance Policies                                      3.20(a)
----------------------------------------------------------------------------------------------
Business License(s)                                              3.12
----------------------------------------------------------------------------------------------
Certificate of Merger                                            2.3
----------------------------------------------------------------------------------------------
Claim                                                            8.3(a)
----------------------------------------------------------------------------------------------
Closing                                                          2.2(a)
----------------------------------------------------------------------------------------------
Closing Date                                                     2.2(a)
----------------------------------------------------------------------------------------------
Company                                                          Preamble
----------------------------------------------------------------------------------------------
Company Affiliate Letter                                         5.20
----------------------------------------------------------------------------------------------
Company Articles of Incorporation                                3.1
----------------------------------------------------------------------------------------------
Company Bylaws                                                   3.1
----------------------------------------------------------------------------------------------
Company Financial Statements                                     3.7
----------------------------------------------------------------------------------------------
Company Indemnified Party                                        5.17
----------------------------------------------------------------------------------------------
Company Proxy Materials                                          3.24
----------------------------------------------------------------------------------------------
Company Shareholders Meeting                                     5.4(b)
----------------------------------------------------------------------------------------------
Company Shareholder Support Agreements                           Recitals
----------------------------------------------------------------------------------------------
Damages                                                          8.2(a)
----------------------------------------------------------------------------------------------
Default                                                          3.3
----------------------------------------------------------------------------------------------
Dissenting Shares                                                2.11(a)
----------------------------------------------------------------------------------------------
Effective Time                                                   2.3
----------------------------------------------------------------------------------------------
Escrow Amount                                                    2.8(b)
----------------------------------------------------------------------------------------------
Escrow Agent                                                     2.8(b)
----------------------------------------------------------------------------------------------
Escrow Agreement                                                 2.7(a)
----------------------------------------------------------------------------------------------
Escrow Fund                                                      2.8(b)
----------------------------------------------------------------------------------------------
Exchange Agent                                                   2.8(a)
----------------------------------------------------------------------------------------------
Exchange Fund                                                    2.8(a)
----------------------------------------------------------------------------------------------
Exchange Ratio                                                   2.7(d)
----------------------------------------------------------------------------------------------
Financial Statements                                             3.7
----------------------------------------------------------------------------------------------
Form S-4                                                         3.24
----------------------------------------------------------------------------------------------
Latest Business Balance Sheet Date                               3.7
----------------------------------------------------------------------------------------------
Latest Business Balance Sheet                                    3.7
----------------------------------------------------------------------------------------------
Latest Business Financial Statements                             3.7
----------------------------------------------------------------------------------------------
Latest Company Balance Sheet                                     3.7
----------------------------------------------------------------------------------------------
Latest Company Financial Statements                              3.7
----------------------------------------------------------------------------------------------
Leased Assets                                                    3.9(a)
----------------------------------------------------------------------------------------------
Leased Real Property                                             3.9(a)
----------------------------------------------------------------------------------------------
Material Business Contract(s)                                    3.11(a)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Term                                                             Section
----                                                             -------
----------------------------------------------------------------------------------------------
Merger                                                           Recitals
----------------------------------------------------------------------------------------------
Merger Sub                                                       Recitals
----------------------------------------------------------------------------------------------
Non-Union Employees                                              5.11
----------------------------------------------------------------------------------------------
Owned Intellectual Property                                      3.10(a)
----------------------------------------------------------------------------------------------
Owned Real Property                                              3.9(a)
----------------------------------------------------------------------------------------------
Parent                                                           Preamble
----------------------------------------------------------------------------------------------
Parent Option Plan                                               4.5(b)
----------------------------------------------------------------------------------------------
Parent Proxy Statement                                           3.24
----------------------------------------------------------------------------------------------
Parent SEC Reports                                               4.6(a)
----------------------------------------------------------------------------------------------
Parent Shareholder Support Agreements                            Recitals
----------------------------------------------------------------------------------------------
Parent Stockholders Meeting                                      5.4(a)
----------------------------------------------------------------------------------------------
Prospectus                                                       3.24
----------------------------------------------------------------------------------------------
Proceedings                                                      5.13
----------------------------------------------------------------------------------------------
Response Activities                                              8.4(c)
----------------------------------------------------------------------------------------------
Retained Employee(s)                                             5.11
----------------------------------------------------------------------------------------------
Rule 145                                                         5.20
----------------------------------------------------------------------------------------------
Rule 145 Affiliates                                              5.3(d)
----------------------------------------------------------------------------------------------
S Election                                                       3.18(c)
----------------------------------------------------------------------------------------------
Share Certificate(s)                                             2.8(b)
----------------------------------------------------------------------------------------------
Shareholder Fund                                                 2.8(a)
----------------------------------------------------------------------------------------------
Shareholder Representative                                       9.7
----------------------------------------------------------------------------------------------
Short Term Agreement                                             3.11(a)
----------------------------------------------------------------------------------------------
Surviving Corporation                                            2.1
----------------------------------------------------------------------------------------------
Termination Date                                                 7.1(b)
----------------------------------------------------------------------------------------------
Third Party Claim                                                8.3(b)
----------------------------------------------------------------------------------------------
Transfer Application                                             5.14
----------------------------------------------------------------------------------------------
Year-End Business Financial Statements                           3.7
----------------------------------------------------------------------------------------------
Year 2000 Complaint                                              3.25
----------------------------------------------------------------------------------------------
Year 2000 problem                                                3.25
----------------------------------------------------------------------------------------------
Year-End Company Financial Statements                            3.7
----------------------------------------------------------------------------------------------

                             ARTICLE II.the merger
                             ---------------------

     II.1  Formation of Merger Sub; The Merger.  Promptly after the execution
           -----------------------------------
hereof, Parent shall cause Merger Sub to be formed and to become a party to this Agreement. Parent shall, and shall cause Merger Sub to, take all corporate action necessary to approve and adopt this Agreement, the Merger and the transactions contemplated hereby. Upon the terms and subject to the conditions set forth herein and in the applicable provisions of the NGCL and the DGCL, at the Effective Time, the

Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall thereupon cease, and Merger Sub shall continue as the surviving corporation of the Merger. The surviving corporation of the Merger shall sometimes be referred to herein as the "Surviving Corporation."

     II.2  Closing.
           -------

           (a)  Unless this Agreement is earlier terminated pursuant to Section
7.1 hereof, the consummation of the Merger and the other transactions contemplated hereby shall take place at a closing (the "Closing") to be held at
                                                        -------
10:00 a.m., New York time, on the later to occur of (i) April 28, 2000, and (ii) the ten (10) calendar days after satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions set forth in Article VI
                                                                    ----------
(the "Closing Date"), at the offices of Cooperman Levitt Winikoff Lester &
      ------------
Newman, P.C., 800 Third Avenue, New York, New York 10022, unless another time, date or place is mutually agreed upon in writing by Parent and the Company.

           (b) At the Closing, (i) the agreements, documents, certificates and other instruments set forth in this Article II and Article VI hereof shall be
                                    ----------     ----------
delivered by each of the parties thereto, (ii) Parent shall deposit with the Exchange Agent the Merger Consideration required by Section 2.8 hereof to be
                                                    -----------
deposited therewith, and (iii) Parent shall deposit with the Escrow Agent the amounts required by Section 2.8(b) hereof to be deposited therewith.
                    --------------

     II.3  Merger Filings; Effective Time. Upon the terms and subject to the
           ------------------------------
conditions set forth herein, at the Closing, Parent, Merger Sub and the Company shall execute and deliver, or cause to be executed and delivered, a Certificate of Merger in a form mutually agreeable to Parent and the Company (the "Certificate of Merger") and articles of merger in a form mutually agreeable to Parent and the Company (the "Articles of Merger"), and, as soon as practicable
                             ------------------
thereafter, Parent, Merger Sub and the Company shall file, or cause to be filed, the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the Articles of Merger with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NGCL. The Merger shall become effective (the "Effective Time") at such time as is designated in the Articles of Merger and
 --------------
the Certificate of Merger.

     II.4  Effect of the Merger.  The Merger shall have the effects set forth in
           --------------------
the applicable provisions of the DGCL and the NGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all Liabilities and duties of the Company shall become the Liabilities and duties of the Surviving Corporation.

     II.5  Certificate of Incorporation and Bylaws of the Surviving Corporation.
           --------------------------------------------------------------------

           (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall thereupon be the Certificate of Incorporation of the Surviving Corporation, until thereafter duly amended in accordance with applicable Law and as provided in such Certificate of Incorporation.

           (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall thereupon be the Bylaws of the Surviving Corporation, until thereafter duly amended in accordance with applicable Law and as provided in the Certificate of Incorporation and such Bylaws of Merger Sub.

     II.6  Directors and Officers of the Surviving Corporation.
           ---------------------------------------------------

           (a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation at and after the Effective Time, each to hold office as a director of the Surviving Corporation in accordance with applicable provisions of the DGCL until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Certificate of Incorporation and Bylaws of the Surviving Corporation.

           (b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation at and after the Effective Time, each to hold office in accordance with the applicable provisions of the DGCL until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     II.7  Conversion of Capital Stock.  At the Effective Time, by virtue of
           ---------------------------
the Merger and without any action on the part of Parent, Merger Sub or the Company, or any holders of the following shares of capital stock:

           (a) Conversion of Company Common Stock.  Each share of Company Common
               ----------------------------------
Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be automatically converted into and represent the right to receive, upon surrender of the certificate representing such share of Company Common Stock in accordance with the terms of Section 2.8 hereof and subject to
                                             -----------
the terms of
the Escrow Agreement, in substantially the form attached hereto as Exhibit A
                                                                   ---------
(the "Escrow Agreement"), (i) an amount in cash equal to the Per Share Cash
      ----------------
Consideration, and (ii) an aggregate number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio; provided, however, that in any event, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Class A Common Stock shall have been changed, reclassified or converted into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (other than any Dissenting Shares) shall cease to represent any rights with respect thereto, except the right to receive, upon surrender of such certificate in accordance with the terms and provisions of
Section 2.8 hereof and subject to the terms of the Escrow Agreement, (i) an
-----------
amount in cash equal to the product obtained by multiplying (x) the number of shares of Company Common Stock represented by such certificate, by (y) the Per Share Cash Consideration, (ii) subject to the terms of Section 2.8(i) hereof, an
                                                       --------------
aggregate number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock represented by such certificate, by (y) the Exchange Ratio,
(iii) cash in lieu of fractional shares of Parent Class A Common Stock payable in respect thereto pursuant to Section 2.8(i) hereto, (iv) all dividends and
                               --------------
distributions declared prior to the Effective Time with respect to the shares of Company Common Stock represented by such certificate, and (v) any amounts to be received pursuant to Section 5.15 hereof.
                     ------------

          (b) Common Stock of Merger Sub.  Each share of Common Stock of Merger
              --------------------------
Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and thereupon represent one fully paid and nonassessable share of Common Stock of the Surviving Corporation.

          (c) Cash Substitution.  Parent may, by written notice to the Company
              -----------------
and the Company's shareholders, at least five (5) calendar days prior to Closing, elect to reduce the Total Stock Consideration Value by increasing the Total Cash Consideration by an equal amount. For each $1.00 that Total Cash Consideration is increased, Total Stock Consideration Value shall be reduced by $1.00. Parent shall be required to use the following amounts of aggregate net cash proceeds received from the date hereof up to and including the Closing Date from the sale or other issuance of capital stock of Parent to increase the Total Cash Consideration and reduce the Total Stock Consideration Value, but not below zero (0): (i) 20% of such aggregate net cash proceeds up to $100 million; (ii) 40% of such aggregate net cash proceeds in excess of $100 million up to $200 million; and (iii) 100% of aggregate net cash proceeds in excess of $200 million.

          (d) Exchange Ratio.  For all purposes of and under this Agreement, the
              --------------
term "Exchange Ratio" means that number of shares of Parent Class A Common Stock
      --------------
(or fraction thereof) calculated in accordance with the following:

               (i) in the event that the Parent Average Stock Price is equal to or greater than $44.38 and less than or equal to $54.24, the Exchange Ratio shall be equal to the quotient obtained by dividing (x) an amount equal to (A) the Total Stock Consideration Value, divided by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, by (y) the Parent Average Stock Price;

               (ii) in the event that the Parent Average Stock Price is less than $44.38, the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (x) an amount equal to (A) the Total Stock Consideration Value, divided by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, by (y) $44.38; and

               (iii) in the event that the Parent Average Stock Price is greater than $54.24, the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (x) an amount equal to (A) the Total Stock Consideration Value, divided by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, by (y) $54.24.

     II.8  Exchange of Share Certificates.  The procedures for exchanging
           ------------------------------
certificates which represented shares of the Company Common Stock immediately prior to the Effective Time for that portion of the Merger Consideration issuable or payable in exchange therefor are as follows:

          (a) Exchange Agent.  On or prior to the Closing Date, Parent shall
              --------------
deposit with a bank or trust company designated by Parent and the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common
 --------------
Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares), for exchange in accordance with this Section 2.8 by the Exchange Agent,
                                              -----------
(i) cash in the aggregate amount sufficient to pay the Per Share Cash Consideration, less the Per Share

Escrow Amount, for shares of Company Common Stock converted pursuant to Section
                                                                        -------
2.7(a) hereof, and (ii) certificates representing the aggregate number of shares
------
of Parent Class A Common Stock issuable in exchange for shares of Company Common Stock converted pursuant to Section 2.7(a) hereof (such cash and stock deposited
                            --------------
with the Exchange Agent being referred to herein as the "Exchange Fund").  The
                                                         -------------
Exchange Agent being maintain an account for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time (the "Shareholder Fund") into which amounts may be deposited in accordance
           ----------------
with Section 2.9(c) and Section 5.15 hereof.  The Exchange Agent shall, pursuant
     --------------     ------------
to irrevocable instructions (which shall be mutually agreeable to the parties hereto), (i) disburse the cash amounts required to be delivered from the Exchange Fund and the Shareholder Fund to holders of shares of Company Common Stock (with respect to the Exchange Fund, other than Dissenting Shares), and
(ii) deliver certificates representing the shares of Parent Class A Common Stock required to be delivered from the Exchange Fund to the holders of shares of Company Common Stock (other than Dissenting Shares).

          (b) Escrow Deposit.  On or prior to the Closing Date, (i) Parent and
              --------------
the Company shall select a mutually satisfactory Escrow Agent under the Escrow Agreement (the "Escrow Agent"), (ii) Parent and the Shareholder Representative shall execute the Escrow Agreement, and (iii) Parent shall deposit with the Escrow Agent, for the benefit and on behalf of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares), an amount in cash equal to $50,000,000 (the "Escrow
                                                                 ------
Amount") for disbursement in accordance with the terms of the Escrow Agreement
------
(such cash deposit being referred to herein as the "Escrow Fund"). Each holder
                                                    -----------
of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be deemed to have contributed such holder's pro rata portion of the Escrow Amount to the Escrow Fund, based upon the number of shares of Company Common Stock held by each such holder immediately prior to the Effective Time relative to the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares).

          (c) Exchange Procedures.  Parent shall cause the Exchange Agent to
              -------------------
deliver to each holder of record of a certificate or certificates representing outstanding shares of Company Common Stock (each, a "Share Certificate" and,
                                                     -----------------
collectively, the "Share Certificates") no later than March 31, 2000 (i) a
                   ------------------
letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates shall pass, only at or following the Effective Time and upon delivery of Share Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as Parent and the Company may reasonably specify; provided, however, that the letter of transmittal shall include a certificate to be executed by each holder of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) which shall provide that each such shareholder is a permitted S corporation shareholder, and (ii) instructions for effecting the surrender of Share Certificates in exchange for that portion of the Exchange Fund payable or issuable in exchange for the shares of Company Common Stock formerly represented thereby. Each holder of a Share Certificate shall be entitled to surrender such Share Certificate to the Exchange Agent at any time in accordance with the procedures set forth herein and in the instructions described in the foregoing sentence. Upon surrender of any such Share Certificate to the Exchange Agent, together with a letter of transmittal, properly completed and duly executed, the holder of such Share Certificate shall be entitled to receive promptly in exchange therefor that portion of the Exchange Fund (payable in immediately available funds in the case of any cash payments) which such holder has the right to receive pursuant to Section 2.8(a) hereof (provided, however, that in
                             --------------
the event that a Share Certificate is delivered, together with a letter of transmittal, properly completed and duly executed, to the Exchange Agent prior to or at the Closing, that portion of the Exchange Fund payable or issuable in exchange therefor pursuant to Section 2.8(a) hereof shall be paid by wire
                              -------------
transfer of immediately available funds in the case of cash payments promptly following the Closing, or issued promptly following the Closing), and the Share Certificate so surrendered shall be canceled immediately thereafter.

          (d) Distributions with Respect to Holders of Unsurrendered
              ------------------------------------------------------
Certificates.  No portion of the Exchange Fund shall be paid or issued to the
------------
holder of any unsurrendered Share Certificate in respect thereof until the holder of record of such Share Certificate shall surrender such Share Certificate to the Exchange Agent in accordance with the terms of this Section
                                                                       -------
2.8; provided, however, that each holder of a Share Certificate (other than the
---
holder of Dissenting Shares) shall be deemed to have contributed such holder's pro rata portion of the Escrow Amount to the Escrow Fund pursuant to Section
                                                                     -------
2.8(b) hereof whether or not such holder surrenders such Share Certificate to
------
the Exchange Agent in accordance with the terms hereof.

          (e) No Further Ownership Rights in Company Common Stock.  That portion
              ---------------------------------------------------
of the Exchange Fund paid or issued upon the surrender for exchange of Share Certificates in accordance with the terms of this Section 2.8, together with
                                                  -----------
that portion of the Escrow Amount deposited into the Escrow Fund in respect of such Share Certificates and any proceeds from the Shareholder Fund to which the Current Company Shareholders of the

Company are entitled, shall be deemed to have been paid, issued and deposited in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Share Certificates, other than rights with respect to dividends or distributions declared prior to the Effective Time with respect to shares of Company Common Stock theretofore represented by such Share Certificates.

          (f) Termination of Exchange Fund.  Any portion of the Exchange Fund
              ----------------------------
which remains undistributed for one hundred eighty (180) calendar days following the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former shareholders of the Company who have not previously submitted any Share Certificates to the Exchange Agent in exchange for that portion of the Exchange Fund payable or issuable in exchange therefor shall thereafter look only to the Surviving Corporation for payment or issuance of such shareholder's claim for any portion of the Exchange Fund otherwise payable or issuable in exchange therefor pursuant this Agreement; provided, however, that notwithstanding the foregoing, any such former shareholder shall look only to the Escrow Agent for payment of such shareholder's claim for any portion of the Escrow Amount deposited in the Escrow Fund on behalf of such former shareholder.

          (g) No Liability.  None of Parent, Merger Sub, the Company, the
              ------------
Exchange Agent or the Escrow Agent shall be liable to any holder of shares of Company Common Stock for any cash, stock or other property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (h) Lost Certificates.  If any Share Certificate shall have been lost,
              -----------------
stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be so lost, stolen or destroyed, and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Share Certificate that portion of the Exchange Fund payable or issuable in exchange therefor pursuant to Section
                                                                       -------
2.8(a) hereof.
------

          (i) Fractional Shares of Parent Class A Common Stock.

           (i)  Notwithstanding anything to the contrary set forth in this

Article II or elsewhere in this Agreement, no certificates or scrip or shares
----------
of Parent Class A Common Stock representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender for exchange of Share Certificates pursuant to this Section 2.8, and such fractional interests shall
                              -----------
not entitle the owners thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock.

           (ii) Notwithstanding anything to the contrary set forth in this

Article II or elsewhere in this Agreement, each holder of shares of Company
----------
Common Stock who would otherwise be entitled to receive a fractional share of Parent Class A Common Stock (after aggregating all shares of Company Common Stock held by such shareholder) shall be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (x) such fraction of a share of Parent Class A Common Stock, multiplied by (y) the Parent Average Stock Price.

     II.9  Determination of Corporate Expenses. At least five (5) calendar days
           -----------------------------------
prior to the Closing, the Company shall deliver to Parent an estimate of Corporate Expenses. Parent and the Company shall agree upon the amount of Corporate Expenses prior to the Closing.

     II.10 Stock Transfer Books. From and after the Effective Time, the stock
           --------------------
transfer books of the Company shall be closed, and there shall be no further registration of transfers of shares of Company Common Stock on the books and records of the Company or the Surviving Corporation. If, after the Effective Time, any Share Certificates are presented to the Exchange Agent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

     II.11 Dissenting Shares.
           -----------------

           (a) Notwithstanding any other term or provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time which are held by shareholders who (i) have not consented to the Merger, (ii) have demanded appraisal for such shares in accordance with the provisions of Section 92A.300 to 92A.500, inclusive, of the NGCL (if such provisions provide for appraisal rights for such shares) and,
(iii) have not failed to perfect or effectively withdrawn such demand or otherwise lost their appraisal rights (the "Dissenting Shares"), shall not be converted into or represent the right to receive any portion of the Total Cash Consideration pursuant to Section 2.7(a) hereof or any other term or provision
                          --------------
of this Agreement (other than that portion of the Shareholder Fund to which such shareholder is entitled, as specified in the instructions to the Exchange

Agent). Such shareholders shall be entitled to have such shares of Company Common Stock held by them appraised in accordance with the provisions of Section 92A.300 to 92A.500, inclusive, of the NGCL, except that all Dissenting Shares held by shareholders who have failed to perfect or have effectively withdrawn or otherwise lost their right to appraisal of such shares under such provisions of the NGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, that portion of the Total Cash Consideration payable and Total Stock Consideration issuable in exchange therefor pursuant to Section
                                                                    -------
2.7(a) hereof, upon surrender in accordance with Section 2.8(b) hereof of the
------                                           --------------
Share Certificate(s) that formerly represented such shares of Company Common Stock.

           (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of demands for appraisal, and any other instruments served pursuant to the NGCL and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demand for appraisal rights.

     II.12  Allocation of Purchase Price. As promptly as practicable following
            ----------------------------
the execution hereof, the Company and Parent shall enter into good faith negotiations regarding a mutually agreeable allocation of the sum of (a) the Total Cash Consideration (including amounts allocated to the sale of the Broadcast Station Licenses), (b) the Total Stock Consideration Value, and (c) the Liabilities of the Company assumed by the Surviving Corporation among the assets of the Company acquired by the Surviving Corporation. In the event that the parties are unable to agree on an allocation by January 31, 2000, then the parties agree to be bound by an appraisal of such assets by a mutually acceptable independent nationally recognized firm of valuation experts. The cost of such appraisal shall be borne equally by the Company and Parent, shall be obtained no later than March 31, 2000, and shall be conclusive and binding on the parties for purposes of this Section 2.12. Notwithstanding anything to the contrary contained herein, the allocation pursuant to this Section 2.12 shall be
                                                           ------------
consistent with Section 1060 of the Internal Revenue Code. The Current Company Shareholders and Parent shall, and Parent shall cause the Surviving Corporation to, (a) execute and file all Tax Returns and prepare all financial statements, returns and other instruments in a manner consistent with the allocation determined pursuant to this Section 2.12, and (b) not take any position before
                            ------------
any Governmental Authority or in any judicial proceeding that is inconsistent with such allocation. If the allocation determined pursuant to this Section 2.12 is disputed by any
                                       ------------
Governmental Authority, Parent, on behalf of the Surviving Corporation, or the Shareholder Representative, shall provide notice of such dispute and the resolution thereof to the other.

     II.13  Sale of Broadcast Station Licenses. Notwithstanding anything to the
            ----------------------------------
contrary in this Agreement, in the event that Parent shall deliver written notice to the Company, at least thirty days (30) calendar days prior to the Closing, of Parent's desire to structure the transactions contemplated by this Agreement in accordance with the terms of this Section 2.13, at the Closing (i)
                                               ------------
the Company shall sell, convey, transfer, assign and deliver to a wholly-owned subsidiary of Parent designated by Parent all of the Broadcast Station Licenses,
(ii) Parent shall pay to the Company an amount in cash equal to $195 million in exchange for such Broadcast Station Licenses, (iii) the Company shall distribute, pursuant to Section 5.16 hereof, the $195 million proceeds from the
                        ------------
sale of the Broadcast Station Licenses to the Current Company Shareholders, and
(iv) the Total Cash Consideration will be reduced by $195 million. Except as set forth in this Section 2.13, all other terms and conditions of this Agreement
              ------------
shall remain in full force and effect.

     ARTICLE III.Representations and Warranties of the COMPANY

     The Company hereby represents and warrants to Parent as follows:

     III.1  Organization. The Company is a corporation duly organized, validly
            ------------
existing and in good standing under the laws of the State of Nevada, and has all requisite corporate power and authority to own, operate or lease the assets and properties now owned, operated or leased by it, and to conduct its operations (including, without limitation, the operations of the Business) as presently conducted by the Company. The Company is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the Articles of Incorporation (the "Company Articles of Incorporation") and Bylaws (the "Company
                    ---------------------------------                    -------
Bylaws") of the Company, each as amended and in effect as of the date of this
------
Agreement, have been made available to Parent.

     III.2  Authority. The Company has all requisite corporate power and
            ---------
authority to enter into this Agreement to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     III.3  No Violation; Third Party Consents. Assuming that all consents,
            ----------------------------------
waivers, approvals, orders and authorizations set forth in Schedule 3.4 hereto have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities set forth in Schedule
                                                                       --------
3.4 hereto have been made, and except as set forth in Schedule 3.3 hereto, the
---                                                   ------------
execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, will not conflict with or violate, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the Business Assets pursuant to, or require the Company to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under (collectively, a "Default"), the
                                                                -------
terms and provisions of (i) the Company Articles of Incorporation or the Company Bylaws, (ii) any Business Contract to which the Company is a party or by which any of the Business Assets are bound, or (iii) any Law applicable to the Company or any of the Business Assets, or any Governmental Order issued by a Governmental Authority by which the Company or any of the Business Assets is in any way bound or obligated.

     III.4  Government Consents. No consent, waiver, approval, order or
            -------------------
authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, except as set forth in Schedule 3.4 hereto.

     III.5  Company Common Stock.
            --------------------

          (a The authorized capital stock of the Company consists of 5,040,000 shares of Company Common Stock, of which 3,780,000 shares have been issued and are outstanding as of the date hereof. All such issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Company Articles of Incorporation, the Company Bylaws or any agreement to which the Company is a party or by which it is bound. Other than the shares of Company Common Stock issued and outstanding as of the date hereof, there are no other issued or outstanding shares of capital stock of the Company.

          (b As of the date hereof, there are no outstanding options, warrants, calls, rights of conversion or other rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Company Common Stock to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock. Attached as Schedule 3.5(b) is a list of the Company's shareholders as of the date hereof.

          (c Except as set forth in Schedule 3.5(c) hereto, as of the date hereof, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Company Common Stock to which the Company is a party, or by which it is bound, obligating the Company to repurchase, redeem or otherwise acquire any issued and outstanding shares of Company Common Stock, and (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

     III.6  Subsidiaries and Investments. Except for the Business Assets as set
            ----------------------------
forth in Schedule 3.6 hereto, which are owned as of the date hereof by the Company, the Company does not have any Subsidiaries, and does not own any direct or indirect equity or debt interest in any other Person, including, without limitation, any interest in a corporation, partnership or joint venture, and is not obligated or committed to acquire any such interest, in any case which Subsidiary or interest is a Business Asset.

     III.7  Financial Statements.  Attached to Schedule 3.7 hereto is a true,
            --------------------               ------------
correct and complete copy of the following financial statements

(collectively, the "Financial Statements"): (i) the audited balance sheet of the
                    --------------------
Company dated as of December 31, 1998, and the related audited statement of income for the year then ended (the "Year-End Company Financial Statements"),
                                     -------------------------------------
(ii) the unaudited balance sheet ("Latest Company Balance Sheet") of the Company
                                   -----------------------------
dated as of September 30, 1999 (the "Latest Business Balance Sheet Date"), and
                                     ----------------------------------
the related unaudited statement of income for the nine (9) month period then ended (the "Latest Company Financial Statements" and, together with the Year-End
            -----------------------------------
Company Financial Statements, the "Company Financial Statements"), (iii) the
                                   ----------------------------
unaudited balance sheet of the Business as of December 31, 1998, and the related unaudited statement of income for the year then ended (the "Year-End Business
                                                            -----------------
Financial Statements"), and (iv) the unaudited balance sheet of the Business
--------------------
dated as of the Latest Balance Sheet Date (the "Latest Business Balance Sheet"),
                                                -----------------------------
and the related unaudited statement of income for the nine (9) month period then ended (the "Latest Business Financial Statements" and, together with the Year-
            ------------------------------------
End Business Financial Statements, the "Business Financial Statements").  Except
                                        -----------------------------
as set forth therein, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (except that the Latest Company Financial Statements may not contain all of the notes required by GAAP), and present fairly, in all material respects, the financial condition of the Company as of the respective dates thereof and the results of operations of the Company during the respective periods indicated therein, subject in the case of the Latest Company Financial Statements to normal recurring year-end adjustments. The Business Financial Statements have been derived from the books and records of the Company (which are accurate and complete in all material respects) and the Company Financial Statements, and fairly present, in all material respects, the assets and the Liabilities of the Company that primarily relate to, or primarily arise out of, the Business as of the respective dates thereof, and the results of operations of the Business for the respective periods then ended.

     III.8  No Undisclosed Liabilities; Absence of Certain Changes
            ------------------------------------------------------

          (a The Company has no Business Liabilities of a type required by GAAP to be reflected on, or reserved against in, a balance sheet of the Company or in the notes thereto, except (i) the Liabilities reflected on, or reserved against in, the Latest Business Balance Sheet, (ii) Liabilities incurred in the ordinary course of business after the Latest Business Balance Sheet Date, (iii) Liabilities set forth in Schedule 3.8(a) hereto, and (iv) Liabilities arising
                         ---------------
under the Business Contracts.

          (b  Except as set forth in Schedule 3.8(b) hereto, or as contemplated
                                     ---------------
by this Agreement, since the Latest Business Balance Sheet

Date, the Company has conducted the Business in the ordinary course and in a manner consistent with past practices, and there has not been, occurred or arisen any event or occurrence which has had, or would reasonably be expected to have, a Material Adverse Effect to the Business.

     III.9  Tangible Property.
            -----------------

            (a   Schedule 3.9(a) hereto contains a true, correct and complete
                 ---------------
list of the following to the extent owned, used or held for use by the Company primarily to conduct the operations of the Business: (i) each parcel of real property owned, as of the date hereof, by the Company ("Owned Real Property"),
                                                        -------------------
(ii) each parcel of real property leased from or to a third party, as of the date hereof, by the Company ("Leased Real Property"), and (iii) all fixed assets
                              --------------------
owned by the Company, as reflected in the Company's schedule of fixed assets prepared in the ordinary course of business as of the date set forth therein. Except as set forth in Schedule 3.9(a) hereto, the Company does not own, or have
                       ---------------
a contractual obligation to purchase or otherwise acquire any material interest in, any parcel of real property which would be used or held for use primarily in the operation of the Business. All of such tangible assets and properties used by the Company pursuant to a lease or license shall be referred to herein, collectively, as "Leased Assets."
                  -------------

            (b   The Company has (i) legal, marketable and valid title in fee simple to all of the Owned Real Property, (ii) valid and subsisting leasehold interests in and to all of the Leased Real Property, and (iii) legal and valid title to, or in the case of Leased Assets, valid and subsisting licenses or leasehold interests in and to, all of the tangible personal property set forth in Schedule 3.9(a) hereto, in each case free and clear of any Encumbrances other
   ---------------
than Permitted Encumbrances and those Encumbrances set forth in Schedule 3.9(a)
                                                                ---------------
hereto.

     III.10 Intellectual Property and Proprietary Rights.
            --------------------------------------------

            (a   Schedule 3.10(a) hereto contains a true, correct and complete
                 ----------------
list of all material Intellectual Property owned by the Company as of the date hereof, to the extent such Intellectual Property is related primarily to the operations of the Business ("Owned Intellectual Property"). A true and complete
                             ---------------------------
copy of all material documentation relating to each item of Owned Intellectual Property has been made available to Parent and its agents and representatives.

            (b   Except as set forth on Schedule 3.10(b), the Company owns or has a valid right to use all Proprietary Rights used by the Company to conduct the operations of the Business, as currently conducted by the Company, without infringing upon the rights of any other Person. To the knowledge of the Company, no other Person is infringing upon the rights of the Company in or to any of the Owned Intellectual Property.

     III.11 Business Contracts.
            ------------------

            (a   Schedule 3.11(a) hereto contains a list of each Business
                 ----------------
Contract to which the Company is a party or by which the Company or any of its Business Assets is bound, as of the date hereof, which is material to the Business, (each, a "Material Business Contract" and, collectively, the "Material
                    --------------------------                          --------
Business Contracts"), including, without limitation, the following: (i)
------------------
noncompetition or other agreements restricting the ability of the Company to conduct the operations of the Business in any location; and (ii) agreements under which the Company is obligated to indemnify, or entitled to indemnification from, any other Person, other than any agreement that requires indemnification solely in connection with or as a result of a breach of such agreement. For purposes of this Agreement, any Short Term Agreement or any Business Contract to which the Company is a party and which obligates the Company to pay less than $50,000 in annual payments shall be deemed not to be a Material Business Contract and any Business Contract (other than a Short Term Agreement) to which the Company is a party and which obligates the Company to pay more than $50,000 in annual payments shall be deemed to be a Material Business Contract. For all purposes of and under this Agreement, the term "Short
                                                                           -----
Term Agreement" shall mean an agreement entered into in the ordinary course of
--------------
business that is terminable by the Company upon ninety (90) days or less notice without penalty.

            (b   The Company has made available to Parent and its agents and representatives a copy of each written Material Business Contract. Except as set forth in Schedule 3.11(b) hereto, (i) each Business Contract is in full
             ----------------
force and effect and represents a valid, binding and enforceable obligation of the Company in accordance with the respective terms thereof and, to the knowledge of the Company, represents a valid, binding and enforceable obligation of each of the other parties thereto; and (ii) there exists no breach or default (or event that with notice or the lapse of time, or both, would constitute a breach or default) on the part of the Company or, to the knowledge of the Company, on the part of any other party under any Business Contract.

            (c   The Company has delivered to Parent or its agents and
representatives true and correct copies of the Other Agreements. Each of the Other Agreements is in full force and effect and represents a valid, binding and enforceable obligation of the Company in accordance with the respective terms thereof and, to the knowledge of the Company, represents a valid, binding and enforceable obligation of each of the other parties thereto. There exists no breach or default (or event that with notice or the lapse of time, or both, would constitute a breach or default) on the part of the Company or, to the knowledge of the Company, on the part of any other party under the Other Agreements.

     III.12 Business Licenses.  The Company owns or possesses all right, title
            -----------------
and interest in and to all Licenses which are necessary to conduct the Business, as conducted by the Company as of the date hereof (each, a "Business License" and, collectively, the "Business Licenses"). No loss or expiration of and
                        -----------------
Business License is pending or, to the knowledge of the Company, threatened, other than the expiration of any Business Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business.

     III.13 Business Employees.  Schedule 3.13 hereto contains a true, correct
            ------------------   -------------
and complete list of all employees of the Company who, as of the date of this Agreement, have employment duties principally related to the Business, including (and designating as such) any such employee who is an inactive employee on paid or unpaid leave of absence, and indicating date of employment, current title and compensation. Each employee set forth in Schedule 3.13 hereto who remains
                                         -------------
employed by the Company immediately prior to the Effective Time (whether actively or inactively), and each additional employee who is hired to work in the Business following the date hereof and prior to the Effective Time who remains employed by the Company immediately prior to the Effective Time (whether actively or inactively), shall be referred to herein individually as a "Business
                                                                        --------
Employee" and, collectively, as "Business Employees."
--------                         ------------------

     III.14 Employee Benefit Plans.
            ----------------------

            (a   Schedule 3.14(a) hereto contains a true, correct and complete
                 ----------------
list of each Benefit Plan which the Company sponsors, maintains, has any obligation to contribute to, has any Liability under or is otherwise a party to, as of the date hereof, and which covers or otherwise provides benefits to any Business Employee or former employee of the Business (or their dependents and beneficiaries), (each a "Business Benefit Plan" and collectively the "Business
                         ---------------------                        --------
Benefit Plans").  A true, correct, and complete copy of the applicable following
-------------
documents have been made available to Parent and its agents and representatives with respect to each of the Business Benefit Plans, as applicable: (i) all current plan documents and related trust documents, and any amendments thereto;
(ii) Forms 5500 (with all Schedules thereto), financial statements, and actuarial reports for the last three completed plan years; (iii) the most recently issued IRS determination letter; and (iv) summary plan descriptions.

          (b   Except as set forth in Schedule 3.14(b) hereto, (i) each of the
                                      ----------------
Business Benefit Plans presently complies and has been operated in compliance in all material respects with its terms and all applicable Laws, including, without limitation, ERISA and all tax rules for which favorable tax treatment is intended, and (ii) each of the Business Benefit Plans which is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code has been determined by the IRS to be so qualified and, to the knowledge of the Company, no circumstances have occurred that would adversely affect the tax-qualified status of any such Business Benefit Plan.

          (c   Except as set forth in Schedule 3.14(c) hereto, the execution and
                                      ----------------
delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, does not and will not result in the acceleration or creation of any rights or benefits of any current Business Employee or former employee of the Business that would not have been required but for the transactions contemplated by this Agreement.

          (d   With respect to the Business Benefit Plans, all accrued
contribution obligations of the Company have been fully satisfied or are fully reflected as payables on the Financial Statements as of the Latest Balance Sheet Date. As of the latest annual actuarial valuation, the aggregate present value of all accrued benefits (vested and non-vested), as determined on an ongoing basis, under each Business Benefit Plan that is a defined benefit plan does not exceed the aggregate fair market value of the assets of such Business Benefit Plan. The Company has provided notice to Parent of any material change in the net fair market value of the assets of such Business Benefit Plans of which the Company has knowledge for the period between the latest annual asset valuation for each such plan and the Effective Time. No plan listed on Schedule 3.14(a)
                                                              ----------------
hereto has incurred an accumulated funding deficiency, as defined in Section 412 of the Internal Revenue Code and Section 302(e)(1) of ERISA.

          (e   To the knowledge of the Company, the Business Benefit Plans and the Company have not engaged in any transaction prohibited under the provisions of Section 4975 of the Internal Revenue Code or Section 406 of ERISA for which no applicable exemption exists. The Company has incurred no liability for excise tax or penalty due to the Internal Revenue Service or any liability to the Pension Benefit Guaranty Corporation with respect to any Business Benefit Plan, and no event has occurred or circumstance exists that could lead to the imposition of any such tax, penalty or liability with respect to any Business Benefit Plan.

          (f   Except as set forth on Schedule 3.14(f) hereto, (i) there has
                                      ----------------
been no complete or partial or termination of, or discontinuance of contribution to, any Business Benefit Plan intended to qualify under Section 401(a) of the Internal Revenue Code without notice to and approval by the Internal Revenue Service and the Pension Benefit Guaranty Corporation, as applicable; (ii) no Business Benefit Plan that is subject to the provisions of Title IV of ERISA has been terminated; (iii) there has been no "reportable event" (as defined in Section 4043 of ERISA) for which notice has not been waived with respect to any Business Benefit Plan; (iv) the Company has not incurred liability under Section 4062 of ERISA; and (v) other than with respect to benefit accruals in the ordinary course and ordinary uncontested claims for benefits thereunder, no circumstances exist pursuant to which the Company could have any direct or indirect liability whatsoever (including, but not limited to, any liability to (A) any multiemployer plan for delinquent contributions or complete or partial withdrawal (as defined in ERISA Sections 4203 and 4205, respectively), (B) the Pension Benefit Guaranty Corporation under Title IV of ERISA, (C) the Internal Revenue Service for any excise tax or penalty, or (D) any entity pursuant to a statutory lien to secure payment of any such liability with respect to any Business Benefit Plan now or heretofore maintained or contributed to by the Company or any entity other than the Company that is, or at any time was, a member of a "controlled group" (as defined in Section 412(n)(6)(B) of the Internal Revenue Code) that includes the Company.

          (g For each year that premiums were required, the Company has paid all premiums (and penalties for late payment, if applicable) due the Pension Benefit Guaranty Corporation with respect to each Business Benefit Plan that is a defined benefit plan.

          (h With respect to all Business Benefit Plans, all reports and other documents required to be filed with any governmental agency or distributed to plan participants or beneficiaries (including, but not limited to, Forms 5500 with all applicable schedules, actuarial reports and independent accountant's opinions) have been timely filed or distributed.

          (i No Business Benefit Plan that is intended to be a tax qualified plan under Section 401(a) of the Internal Revenue Code is the subject of a filing pending with the Internal Revenue Service Employee Plans Compliance Resolution System.

          (j To the knowledge of the Company, as to the date hereof, no audit or other examination by the Internal Revenue Service, Pension Benefit Guaranty Corporation or any other governmental agency of any Form 5500 for any Business Benefit Plan is presently in progress, nor has the Company been notified in writing or otherwise of any request for such an audit or other examination.

     III.15  Sufficiency of Business Assets. The Company owns or has valid
             ------------------------------
rights to use all of the Business Assets necessary to conduct the operations of the Business in a manner consistent withpast practice. The Business Assets are sufficient to conduct the Business as it is presently conducted. The tangible personal property set forth in Schedule 3.9(a) hereto and the Leased Assets are in good condition and repair (ordinarywear and tear excepted) for property of comparable type, age and usage, except for tangible personal property that is obsolete and no longer used.

     III.16  Litigation; Governmental Orders.
             -------------------------------

             (a  Except as set forth in Schedule 3.16(a) hereto, as of the date
                                        ----------------
hereof, there are no pending or, to the knowledge of the Company, threatened Actions by any Person or Governmental Authority against or relating to the Company with respect to the Business or, to the knowledge of the Company, any current or former employees (in their capacity as such) of the Company.

             (b The Company is not subject to or bound by any Governmental Order with respect to the Business.

     III.17  Compliance with Laws. Except as set forth in Schedule 3.17 hereto,
             --------------------                         -------------
to the knowledge of the Company, the Company is in compliance with each Law or Governmental Order applicable to the Business.

     III.18  Tax Matters.
             -----------

             (a  Except as set forth in Schedule 3.18(a) hereto, (i) the Company
              ------------------------------------------
has prepared and timely filed, and will prepare and timely file, all Tax Returns required to be filed by or on behalf of the Company with respect to Taxes concerning or attributable to the Company or its operations for any taxable period ending on or before the Effective Time, taking into account any extension of time to file that has been granted to, or obtained by or on behalf of, the Company, (ii) all Taxes shown to be payable on such Tax Returns have been paid or will be paid, and (iii) no deficiency for any amount of Taxes has been proposed, asserted or assessed by a taxing authority against the Company, which deficiency remains unpaid, except for such deficiencies which (A) are being contested in good faith or (B) for which adequate reserves have been established. There are no liens for Taxes on any of the assets of the Company relating to the Business, other than liens for Taxes not yet due and payable and those being contested in good faith.

             (b  Except as set forth in Schedule 3.18(b) hereto, as of the date
                                        ----------------
hereof, (i) no waivers of statutes of limitations have been given with respect to any Tax Returns and reports of the Company, which waivers are currently in effect, and no request for any such waiver is currently pending,
(ii) no requests for rulings or determination letters or competent authority relief with respect to the Company is currently pending with any taxing authority with respect to any Taxes, and (iii) no audit or other examination of any Tax Return of the Company is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination.

             (c The Company has filed an election to be taxed under Subchapter S ("S Election") of the Internal Revenue Code, and, except as set forth on
  ----------
Schedule 3.18(c) hereto, such election is valid and effective for federal Income
----------------
Tax purposes and for state Income Tax purposes for all states in which the Company files Income Tax Returns for all taxable periods of the Company as to which the statute of limitations has not expired, including to the current taxable period and will remain valid and effective for all taxable periods ending on or before the Effective Time.

     III.19  Environmental Matters.  (i) No Hazardous Material is present at any
             ---------------------
of the Owned Real Property or Leased Real Property in violation of any applicable Environmental Law, (ii) during the course of its operation of the Business, the Company has not engaged in any Hazardous Materials Activity in violation of any applicable Environmental Law, and (iii) as of the date hereof, no Action is pending or, to the knowledge of the Company, has been threatened in writing against the Company concerning any of the Owned Real Property or Leased Real Property, or any of the Hazardous Materials Activities of the Company with respect to its operations of the Business.

     III.20  Insurance Matters.
             -----------------

             (a  Schedule 3.20(a) hereto contains a true, correct and complete
                 ----------------
list (specifying the insurer, the policy number or covering note number with respect to binders and the limits, and the aggregate limit, if any, of the insurer's liability thereunder) of all policies or binders of fire, liability, errors and omissions, workers' compensation, vehicular, and other insurance held by or on behalf of the Company with respect to the Business as of the date hereof ("Business Insurance Policies").
         ---------------------------

             (b  Except as set forth on Schedule 3.20(b) hereto, all of the
                                        ----------------
Business Insurance Policies are in full force and effect. The Company is not in default with respect to any provision contained in any such Business Insurance Policy, nor has the Company failed to give any notice or present any claim under any such Business Insurance Policy in due and timely fashion. The Company has not received any notice of cancellation or non-renewal of any such Business Insurance Policy. The Company has not received any notice from any of its insurance carriers that any premiums will be materially increased in the future or that any insurance coverage under the Business Insurance Policies will not be available in the future on substantially the same terms as now in effect.

     III.21  Transactions with Affiliates. Except as set forth in Schedule 3.21
             ----------------------------                         -------------
hereto, no shareholder, officer, director or Business employee of the Company or any of its Affiliates, or any immediate family member of any of the foregoing,
(a) has an outstanding loan to or from the Company, (b) has except as set forth in Schedule 3.14(a) or Schedule 3.14(b) hereto, any contractual or other claim,
   ----------------    ----------------
express or implied, of any kind whatsoever against the Company, (c) has any interest in any of the Business Assets, or (d) is currently engaged in any other transaction with the Business other than in such person's capacity as an employee, officer or director of the Company.

     III.22  Brokers.  All negotiations relative to this Agreement and the
             -------
transactions contemplated hereby have been carried out by the Company directly with Parent without the intervention of any Person on behalf of the Company in such manner as to give rise to any claim by any Person against Parent or Merger Sub for a finder's fee, brokerage commission or similar payment, other than Donaldson, Lufkin & Jenrette Securities Corporation, whose fees and expenses shall be borne by the Company.

     III.23  FCC Matters. All licenses, permits, permissions and other
             -----------
authorizations issued by the FCC for the operation of the Broadcast Station, including, but not limited to, those listed on Schedule 3.23 hereto, and the
                                               -------------
right to use the Broadcast Station's call letters (the "Broadcast Station
                                                        -----------------
Licenses") constitute all of the FCC licenses, permits and other authorizations
--------
used or necessary to lawfully operate the Broadcast Station in the manner it is now operated. The Broadcast Station Licenses, including extensions or renewals thereof, are in full force and effect and are unimpaired by any acts or omissions of the Company or its shareholders, employees or agents. Without limiting the generality of the foregoing, the Broadcast Station Licenses are all valid for the balance of the current license term applicable to television stations licensed to communities in the state where the Broadcast Station is located and are subject to no restrictions or conditions outside of the ordinary course.

     III.24  Accuracy of Information Supplied.  None of the information supplied
             --------------------------------
or to be supplied by the Company for inclusion or incorporation by reference in
(i) the registration statement on Form S-4 to be filed by Parent with the SEC to register the issuance of Parent Class A Common Stock in connection with the Merger (the "Form S-4") will, at the time the Form S-4 (including any amendments
             --------
or supplements thereto) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the prospectus included in the Form S-4 (such prospectus, and any amendments or supplements thereto, the "Prospectus") will,
                                                            ----------
on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the proxy statement relating to the Parent Stockholders Meeting included in the Form S-4 (such proxy statement, and any amendments or supplements thereto, the "Parent Proxy Statement"), on the
                                            ----------------------
date it is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (iv) the proxy materials related to the Company Shareholders Meeting (such proxy materials or information materials, and any amendments or supplements thereto, the "Company Proxy Materials") will, on the
                                        -----------------------
date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     III.25  Year 2000 Readiness. The Company has made available to Parent and
             -------------------
its agents and representatives disclosure regarding the state of readiness, remediation plans and related expenditures of the Business relating to what is commonly referred to as the "Year 2000 problem." As of the date thereof, such disclosure was accurate. As of the date hereof, to the knowledge of the Company, the management information systems of the Business are Year 2000 Compliant, except as would not reasonably be expected to result in an expenditure of more than $50,000 to be Year 2000 Compliant. For the purposes of this Section 4.22,
                                                                 ------------
"Year 2000 Compliant" means the ability to (a) correctly handle date information before, during and after January 1, 2000, (b) function according to the documentation before, during and after January 1, 2000 (assuming correct configuration), (c) respond to two digit date input in a way that resolves the ambiguity as to century, (d) store and provide output of date information in ways that are unambiguous as to century and, (e) manage the leap year occurring in the year 2000 following the quad-centennial rule.

     III.26  Books and Records.  Except as set forth on Schedule 3.8(a) hereto,
             -----------------                          ---------------
the books and records of the Company relating to the Business fairly reflect the operations of the Business.

              ARTICLE IV. Representations and Warranties of Parent

     Parent hereby jointly and severally represents and warrants to the Company as follows:

     IV.1  Organization. (a  Parent is a corporation duly organized, validly
           ------------
existing and in good standing under the laws of its jurisdiction of incorporation, and Parent has all requisite corporate power and authority to own, operate or lease the assets and properties now owned, operated or leased by it, and to conduct its operations as presently conducted by Parent. Parent is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

           (b Merger Sub will be a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and Merger Sub will have all requisite corporate power and authority to own, operate or lease the assets and properties now owned, operated or leased by it, and to conduct its operations as will be conducted by Merger Sub. Merger Sub will be duly authorized, qualified or licensed to do business as a foreign corporation, and will be in good standing, under the Laws of each state or other jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those states and jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

     IV.2  Authority. Parent has all requisite corporate power and authority to
           ---------
enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation by Parent of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     IV.3  No Violation.  Assuming that all consents, waivers, approvals, orders
           ------------
and authorizations set forth in Schedule 4.4 hereto have been obtained and all
                                ------------
registrations, qualifications, designations, declarations or filings with any Governmental Authorities set forth in Schedule 4.4 hereto have been made, and
                                      ------------
except as set forth in Schedule 4.3 hereto, the execution and delivery by Parent
                       ------------
of this Agreement, the performance by Parent of its obligations hereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, will not conflict with or violate in any material respect, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any material obligation or loss of any material benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets or properties of Parent or Merger Sub pursuant to, or require Parent or Merger Sub to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms or provisions of (i) the organizational documents of Parent or Merger Sub, (ii) any material Contract to which Parent or Merger Sub is or will be a party or is or will be bound, other than any Contract that Parent enters into in order to obtain any financing it requires to consummate the transactions contemplated hereby; or (iii) any Law applicable to Parent or Merger Sub, or any Governmental Order issued by a Governmental Authority by which Parent or Merger Sub is or will be in any way bound or obligated, except, in the case of clauses (ii) and
(iii) of this Section 4.3, as would not, in any individual case, have a Parent
              -----------
Material Adverse Effect.

     IV.4  Governmental Consents. No consent, waiver, approval, order or
           ---------------------
authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is or will be required on the part of Parent or Merger Sub in connection with the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation by Parent or Merger Sub of the transactions contemplated hereby, except (i) as set forth in Schedule 4.4 hereto, and (ii) where the failure to
                           ------------
obtain such consent,
waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not have a Parent Material Adverse Effect.

     IV.5  Parent Capital Stock.
           --------------------

           (a The authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock, consisting of (i) 20,000,000 shares of Parent Class A Common Stock, of which 11,136,966 shares have been issued and are outstanding as of the date hereof, (ii) 20,000,000 shares of Class B Common Stock, of which 2,352,251 shares have been issued and are outstanding as of the date hereof, and (iii) zero shares of Class C Common Stock, none of which have been issued or are outstanding as of the date hereof. All such issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Certificate of Incorporation or Bylaws of Parent, in each case as amended to date, or any agreement to which Parent is or was a party or by which Parent is or was bound. Other than the shares of Parent Common Stock issued and outstanding as of the date hereof, there are no other issued or outstanding shares of capital stock of Parent.

           (b As of the date hereof, an aggregate of 2,300,000 shares of Parent Class A Common Stock have been reserved for issuance under the 1995 Stock Option Plan of Parent ("Parent Option Plan"), 1,848,853 shares of which are issuable
                 ------------------
upon the exercise of options outstanding under the Parent Option Plan. All of the shares of Parent Common Stock issuable upon the exercise of options outstanding under the Parent Option Plan have been duly authorized and, upon the exercise of such options in accordance with the terms of the Parent Option Plan and such option, will be validly issued, fully paid and nonassessable shares of Parent Common Stock. Except for options to purchase shares of Parent Class A Common Stock outstanding under the Parent Option Plan and as set forth on
Schedule 4.5(b) hereto, as of the date hereof, there are no outstanding options,
---------------
warrants, calls, rights of conversion or other rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Parent Common Stock to which Parent is a party, or by which it is bound, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Parent Common Stock.

           (c  Except as set forth in Schedule 4.5(c) hereto, as of the date
                                      ---------------
hereof, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Parent Common Stock to which Parent is a party, or by which it is bound, obligating Parent to repurchase, redeem or otherwise acquire any issued and outstanding shares of Parent Common Stock, and (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Parent.

     IV.6    Parent SEC Reports; Parent Financial Statements.
             -----------------------------------------------

          (a Parent has delivered to the Company true, correct and complete copies of (i) each registration statement, proxy or information statement, form, report and other documents required to be filed by Parent with the SEC since January 1, 1999 (collectively, the "Parent SEC Reports"), and (ii) each
                                    ------------------
amendment or modification to any Parent SEC Report which has been filed by Parent prior to the date hereof. As of their respective dates, the Parent SEC Reports (i) complied (except to the extent revised or superseded by a subsequent filing with the SEC prior to the date hereof), or, with respect to those Parent SEC Report to be filed after the date hereof and prior to the Closing, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (ii) did not (except to the extent revised or superseded by a subsequent filing with the SEC prior to the date hereof), or, with respect to those Parent SEC Reports to be filed after the date hereof and prior to the Closing (except to the extent revised or superseded by a subsequent filing by the SEC prior to the Closing), will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Parent has filed all Parent SEC Reports required to be filed by it under the Exchange Act since January 1, 1999.

          (b) Except as set forth therein, each of the consolidated balance sheets of Parent, and the related consolidated statements of operations, stockholders' equity and cash flows, included in or incorporated by reference into the Parent SEC Reports (including the related notes and schedules) (i) was prepared in accordance with the books and records of Parent, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (except that any unaudited consolidated financial statements of the Company included in or incorporated by reference into any of the Parent SEC Reports may not contain all of the footnotes required by GAAP), and (iii) presents fairly (except to the extent revised or superseded by financial statements included in a subsequent filing with the SEC prior to the date hereof), in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective date thereof, or the consolidated results of operations, stockholders' equity or cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments).

     IV.7    No Undisclosed Liabilities.  Neither Parent nor any of its
             --------------------------
Subsidiaries has any Liabilities of a type required by GAAP to be reflected on, or reserved against in, a consolidated balance sheet of the Parent and its Subsidiaries or in the notes thereto, except for (i) Liabilities reflected on, or reserved against in, the consolidated balance sheet of Parent as of September 30, 1999 included within the Form 10-Q filed by Parent with the SEC on November 10, 1999, (ii) Liabilities incurred in the ordinary course of business since September 30, 1999, and (iii) Liabilities set forth on Schedule 4.7 hereto.
                                                       ------------

     IV.8  Absence of Certain Changes.  Except (i) as set forth in Schedule 4.8
           --------------------------                              ------------
hereto, (ii) as set forth in the Parent SEC Reports, or (iii) as contemplated by this Agreement, since September 30, 1999, Parent and its consolidated Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practices, and there has not been, occurred or arisen any event or occurrence which has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

     IV.9  Litigation; Governmental Orders.
           -------------------------------

           (a)  Except as set forth in Schedule 4.9(a) hereto, as of the date
           -------------------------------------------
hereof, there are no pending or, to the knowledge of Parent, threatened Actions by any Person or Governmental Authority against or relating to Parent or any of its consolidated Subsidiaries or, to the knowledge of Parent, any current or former employees (in their capacity as such) of Parent or any of its consolidated Subsidiaries, other than those which would not, in any individual case, reasonably be expected to have a Parent Material Adverse Effect.

           (b) Parent is not subject to or bound by any Governmental Order, other than those which would not, in any individual case, reasonably be expected, as of the date hereof, to have a Parent Material Adverse Effect.

     IV.10 Compliance with Laws.  Except as set forth in Schedule 4.10 hereto,
           --------------------                          -------------
to the knowledge of Parent, Parent is in compliance with each material Law or Governmental Order applicable to Parent, other than those which would not, in any individual case, reasonably be expected to have a Parent Material Adverse Effect.

     IV.11 Business Licenses.  Parent and its consolidated Subsidiaries own or
           -----------------
possess all right, title and interest in and to all Licenses which are necessary to conduct their respective operations as conducted by them as of the date hereof, except for such Licenses which the failure to obtain or possess would not have a Parent Material Adverse Effect. No loss or expiration of any such License is pending or, to the knowledge of Parent, threatened, other than the expiration of any such Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business.

     IV.12  Brokers.  All negotiations relative to this Agreement and the
            -------------------------------------------------------------
transactions contemplated hereby have been carried out by Parent directly with
------------------------------------------------------------------------------
the Company without the intervention of any Person on behalf of Parent in such
------------------------------------------------------------------------------
manner as to give rise to any claim by any Person against the Company for a
---------------------------------------------------------------------------
finder's fee, brokerage commission or similar payment other than Lazard Freres &
--------------------------------------------------------------------------------
Co. LLC, whose fees and expenses shall be borne by Parent.
---------------------------------------------------------

     IV.13  FCC Matters.  Parent is legally and financially qualified under the
            -------------------------------------------------------------------
Communications Act to enter into this Agreement and to consummate the
---------------------------------------------------------------------
transactions contemplated hereby. Merger Sub will be legally and financially
----------------------------------------------------------------------------
qualified under the Communications Act to consummate the transactions
----------------------------------------------------------------------
contemplated hereby. It is not necessary for Parent or Merger Sub or any
-------------------------------------------------------------------------
Affiliate of Parent or Merger Sub (or any person in which Parent or Merger Sub
------------------------------------------------------------------------------
or any Affiliate of Parent or Merger Sub has an attributable interest under the
-------------------------------------------------------------------------------
Communications Act) to seek or obtain any waiver from the FCC, dispose of any
-----------------------------------------------------------------------------
interest in any media or communications property or interest (including, without
--------------------------------------------------------------------------------
limitation, the Broadcast Station), terminate any venture or arrangement, or
----------------------------------------------------------------------------
effectuate any changes or restructuring of their ownership, including, without
------------------------------------------------------------------------------
limitation, the withdrawal or removal of officers or directors or the conversion
--------------------------------------------------------------------------------
or repurchase of equity securities of Parent or Merger Sub or any Affiliate of
------------------------------------------------------------------------------
Parent or Merger Sub or owned by Parent or Merger Sub or any Affiliate of Parent
--------------------------------------------------------------------------------
or Merger Sub (or any person in which Parent or Merger Sub or any Affiliate of
------------------------------------------------------------------------------
Parent or Merger Sub has any attributable interest under the Communications
---------------------------------------------------------------------------
Act). Parent is and Merger Sub will be able to certify on a FCC Form 314 that it
--------------------------------------------------------------------------------
is financially qualified.
------------------------

     IV.14  Accuracy of Information Supplied.  None of the information supplied
            --------------------------------
or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 (including any amendments or supplements thereto) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Prospectus will, on the date it is first mailed to shareholders of the Company and at the time of the Company

Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Parent Proxy Statement will, on the date it is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (iv) the Company Proxy Materials will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form S-4, the Prospectus and the Parent Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

     IV.15  Vote Required.  The affirmative approval of a majority of the issued
            -------------
and outstanding shares of Parent Common Stock is the only stockholder approval required to approve the issuance of the Parent Class A Common Stock in connection with the consummation of the Merger and the other transactions contemplated hereby.

                      ARTICLE V.Covenants and Agreements

     V.1  Conduct of Business by the Company.
          ----------------------------------

          (a) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 7.1 hereof, unless Parent shall
                                    -----------
otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as contemplated hereby or as otherwise set forth in
Schedule 5.1 hereto, the Company shall (i) conduct the operations of the
------------
Business in the ordinary course of business and consistent with past practices,
(ii) use commercially reasonable efforts to preserve intact the goodwill of the Business and the current relationships of the Company with its officers, employees, customers, suppliers and others with significant and recurring business dealings with the Business, (iii) use commercially reasonable efforts to maintain all Business Insurance Policies and all Business Licenses that are necessary for the Company to carry on the Business in the manner conducted by the Company as of the date hereof, (iv) maintain the books of account and records of the Business in the usual, regular and ordinary manner and consistent with past practices, and (v) maintain accounts receivable and accounts payable related to the Business at levels consistent with past practice.

          (b) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 7.1 hereof, unless Parent shall
                                    -----------
otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in
Schedule 5.1 hereto, the Company shall not take, or caused to be taken, any of
------------
the following actions (whether such actions relate to the Business, and except for actions which relate to the Disposed Businesses or the Excluded Assets):

               (i) redeem or repurchase any outstanding shares of Company Common Stock;

               (ii) split, combine, reclassify or recapitalize any class of Company Common Stock;

               (iii) authorize for issuance, issue, sell, pledge, deliver or commit to issue, sell, pledge or deliver any Company Common Stock (including, without limitation, any options to acquire any Company Common Stock) or any securities convertible into or exchangeable for any class of Company Common Stock;

               (iv) amend the Company Articles of Incorporation or the Company Bylaws;

               (v) (A) other than in the ordinary course of business, enter into any real property lease (as lessor or lessee); (B) sell, abandon or make any other disposition of any of the assets of the Company (other than the assets of the Disposed Businesses and the Excluded Assets) other than in the ordinary course of business consistent with past practice; or (C) grant or incur any Encumbrance on any of the assets of the Company (other than the assets of the Disposed Businesses and the Excluded Assets) other than Permitted Encumbrances;

               (vi) except in the ordinary course of business or pursuant to the Other Agreements, incur or assume any Liability that will continue to exist at the Closing;

               (vii) make any acquisition of all or any part of the capital stock or all or substantially all of the assets, properties or businesses of any other Person; or

               (viii) make any material amendments to the Other Agreements.

          (c) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 7.1 hereof, unless Parent shall
                                    -----------
otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in

Schedule 5.1 hereto, the Company shall not take, or cause to be taken, any of
------------
the following actions to the extent such actions relate primarily to the
Business:

               (i) change or agree to rearrange in any material respect the character of the Business;

               (ii) (A) except with respect to any amendment to The Pension Plan of the Chronicle Publishing Company which would not increase the contribution obligation of the Company thereunder, adopt, enter into or amend any arrangement which is, or would be, a Business Benefit Plan unless otherwise required by applicable Law or this Agreement, or (B) make any change in any actuarial methods or assumptions used in funding any Business Benefit Plan or in the assumptions or factors used in determining benefit equivalencies thereunder; provided, however, that the parties to this Agreement acknowledge and agree that nothing herein shall prohibit the Company from amending The Pension Plan of the Chronicle Publishing Company prior to the Effective Time to provide for lump sum distributions of benefits thereunder;

               (iii)  knowingly waive any right of material value;

               (iv) make any material write down of inventory or material write off as uncollectible of accounts receivable;

               (v) increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the Business Employees, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required by any existing Contract or Law;

               (vi) make any payment or commitment to pay any severance or termination pay to any Business Employee or any independent contractor, consultant, agent or other representative of the Business, other than payments or commitments to pay such Business Employees in the ordinary course of business consistent with past practice;

               (vii) enter into any commitments to make capital expenditures payable after the Effective Time in an aggregate amount exceeding $1,000,000.

          (d)  Notwithstanding anything to the contrary set forth in this
Section 5.1 or elsewhere in this Agreement, the Company shall be permitted,
-----------
without obtaining the consent or other approval of Parent, to distribute the Excluded Assets to the shareholders of the Company as provided in Section 5.15
                                                                  ------------
hereof, and to perform its obligations under, and consummate the transactions contemplated by this Agreement and the Other Agreements, it being expressly acknowledged and agreed by each of the parties hereto that the foregoing shall include the right to distribute the proceeds from any such sale, transfer or other disposition to the shareholders of the Company or to any entity designated by them without obtaining the consent or other approval of Parent.

          (e) The Company shall not take any action, and will use its reasonable efforts not to permit any action to be taken, which would cause the Company to lose its tax status as an S corporation for federal or state Income Tax purposes.

     V.2       Conduct of Business by Parent.
               -----------------------------

          (a) At all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 7.1 hereof, unless the Company shall
                                    -----------
otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated hereby or as set forth in

Schedule 5.2 hereto, Parent shall not take, or caused to be taken, any of the
------------
following actions:

               (i) declare, set aside or pay any dividend on, or make any other distributions in respect of, any of capital stock of Parent (other than dividends of shares of common stock on common stock or regular quarterly cash dividends consistent with past practices);

               (ii) amend the Articles of Incorporation or Bylaws of Parent in a manner which adversely affects the preferences or relative, participating, optional or other special rights of shares of Parent Class A Common Stock, or the qualifications, limitations or restrictions of such rights in respect of Parent Class A Common Stock;

               (iii) adopt a plan of complete liquidation or partial liquidation with respect to Parent, or resolutions providing for or authorizing such a plan of complete liquidation or partial liquidation;

               (iv) take any action that could reasonably be expected to delay the Closing; or

               (v) take, offer to take, or agree to take, any of the actions described in clauses (i) through (iv) of this Section 5.2(b), inclusive, or any
                                              --------------
other action which could result in any of the conditions to the obligations of Parent and Merger Sub set forth in Section 6.1 hereof to fail to be satisfied or
                                   -----------
fulfilled.

     V.3       Preparation of Form S-4, Prospectus, Parent Proxy Statement and
               ---------------------------------------------------------------
Company Proxy Materials.
-----------------------

          (a) Parent shall, at its sole cost and expense, use its commercially reasonable efforts, in cooperation with the Company, to prepare and file with the SEC as promptly as practicable following the date hereof (i) the Form S-4 to register the issuance of Parent Class A Common Stock in connection with the Merger, (ii) the Prospectus to be included in the Form S-4, and (iii) the Parent Proxy Statement to be included in the Form S-4. The Form S-4, the Prospectus and the Parent Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared or ordered effective by the SEC as promptly as practicable after filing with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Parent shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Form S-4, the Prospectus and the Parent Proxy Statement to the Company and advise the Company of any oral comments with respect to the Form S-4, the Prospectus and the Parent Proxy Statement received from the SEC. Parent shall, at its expense, take any action required to be taken under any applicable state securities laws in connection with the issuance of the shares of Parent Class A Common Stock in connection with the Merger. Parent shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4, the Prospectus and the Parent Proxy Statement prior to filing the same with the SEC, and shall provide the Company with a reasonable number of copies of all such filings made with the SEC. No amendment or supplement to the information supplied by the Company for inclusion in the Form S-4, the Prospectus or the Parent Proxy Statement shall be made without the approval of the Company, which approval shall not be unreasonably withheld or delayed.

          (b) The Company shall use its commercially reasonable efforts, in cooperation with Parent, to prepare the Company Proxy Materials as promptly as practicable following the date hereof.

          (c) Parent and the Company shall cooperate with each other (i) to cause the Parent Proxy Statement to be mailed to the stockholders of Parent, and to obtain the proxies of the stockholders of Parent approving the issuance of the shares of Parent Class A Common Stock in connection with the Merger, as required by the rules and regulations of the Nasdaq Stock Market, as soon as practicable thereafter, and (ii) to cause the Prospectus and the Company Proxy Materials to be mailed to the shareholders of the Company, and to obtain the proxies of the shareholders of the Company approving the Merger and the other transactions contemplated hereby as soon as practicable thereafter.

          (d) Parent agrees to file a post-effective amendment to the Form S-4 as soon as practicable after the Effective Time to register the offer and sale or other distribution by persons executing an Affiliate Agreement or their assigns, heirs or legal representatives (the "Rule 145 Affiliates") of all shares of Parent Class A Common Stock received by them in the Merger. Parent amendment to therewith become effective and to remain effective and usable for a period of one (1) year following the Effective Time.

     V.4       Parent Stockholders Meeting; Company Shareholders Meeting.
               ---------------------------------------------------------

          (a) Parent (i) shall, as promptly as practicable following the execution and delivery of this Agreement by each of the parties hereto, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") for the purpose of obtaining the affirmative
----------------------------
approval of the holders of a majority of the outstanding shares of Parent Common Stock with respect to the issuance of shares of Parent Class A Common Stock in connection with the Merger, (ii) shall take all lawful action necessary or advisable to solicit the approval of the stockholders of Parent with respect to the issuance of shares of Parent Class A Common Stock in connection with the Merger, and (iii) the Board of Directors of Parent shall recommend approval of the issuance of shares of Parent Class A Common Stock in connection with the Merger by the stockholders of Parent.

          (b) The Company (i) shall, as promptly as practicable following the execution and delivery of this Agreement by each of the parties hereto, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholders Meeting") for the purpose of obtaining
-----------------------------
the affirmative approval of the holders of a majority of the outstanding shares of Company Common Stock with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) shall take all lawful action necessary or advisable to solicit the approval of the shareholders of the Company with respect to the Merger and the other transactions contemplated by this Agreement, and (iii) the Board of Directors of the Company shall recommend approval of the Merger and the other transactions contemplated hereby, by the shareholders of the Company. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company shall have the right to solicit the written consent of its shareholders to obtain approval for the Merger and the other transactions contemplated hereby.

     V.5       Access and Information.  Subject to the terms of the
               ----------------------
Confidentiality Agreement, at all times during the period commencing upon the execution and delivery hereof by each of the parties hereto and terminating upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with the terms of Section 7.1 hereof, the Company
                                                -----------
shall permit Parent and its authorized agents and representatives to have reasonable access, upon reasonable notice and during normal business hours, to all Business Employees, Business Assets and all relevant books, records and documents of or relating to the Business, the Company and the S Election for federal and state tax purposes, and shall furnish to Parent such information and data, financial records and other documents relating to the Business and the Company as Parent may reasonably request. The Company shall permit Parent and its agents and representatives reasonable access to the Company's accountants, auditors and suppliers for reasonable consultation or verification of any information obtained by Parent during the course of any investigation conducted pursuant to this Section 5.5, and shall use all commercially reasonable efforts
                 -----------
to cause such Persons to cooperate with Parent and its agents and representatives in such consultations and in verifying such information.

     V.6  Further Actions.
          ---------------

          (a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, the terms of Section 5.6(b) hereof),
                                                       --------------
the Company, Parent and Merger Sub shall each use its respective commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including, without limitation: (i) obtaining all necessary Licenses, actions or nonactions, waivers, consents, approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have vacated or reversed any stay or temporary restraining order entered by any Governmental Authority prohibiting or otherwise restraining the consummation of the transactions contemplated hereby, and (iv) executing and delivering any additional instruments, certificates and other documents necessary or advisable to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

          (b) Without limiting the generality of the foregoing, the Company, Parent and Merger Sub hereby agree to provide promptly to Governmental Authorities with regulatory jurisdiction over enforcement of any applicable antitrust laws all information and documents requested by any such Governmental Authorities or necessary, proper or advisable to permit consummation of the transactions contemplated hereby, and to file any Notification and Report Form and related material required under the HSR Act as soon as practicable after the date hereof. The Company, Parent and Merger Sub shall each thereafter use its respective commercially reasonable best efforts to complete as soon as practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act. The Company, Parent and Merger Sub hereby further agree to use their respective commercially reasonable best efforts to (i) obtain any governmental clearances required for consummation of the transactions contemplated hereby, (ii) respond to any government request for information, (iii) contest and resist any action, including any legislative, administrative or judicial action, and have vacated, lifted, reversed or overturned, any Governmental Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated hereby, including, without limitation, by using all legal efforts to vigorously pursue all available avenues of administrative and judicial appeal and all available legislative action, and (iv) in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prohibit, prevent, delay or otherwise restrain the consummation of the transactions contemplated hereby, to cause the relevant Governmental Authorities to vacate, modify or suspend such injunction or order so as to permit the consummation of the transactions contemplated hereby prior to the Termination Date.

     V.7  Fulfillment of Conditions by the Company. The Company shall not
          ----------------------------------------
knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Company or Parent and Merger Sub to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by the Company in Article III hereof to fail to be true and correct as of the Closing. The Company shall take, or cause to be taken, all commercially reasonable actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby as set forth in
Section 6.1 hereof.
-----------

     V.8  Fulfillment of Conditions by Parent and Merger Sub. Parent and Merger
          --------------------------------------------------
Sub shall not knowingly take or cause to be taken, or fail to take or cause to be taken, any action that would cause the conditions to the obligations of the Company or Parent and Merger Sub to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including, without limitation, by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by Parent and Merger Sub in Article IV hereof to fail to be true and correct as of the Closing. Parent and Merger Sub shall take, or cause to be taken, all commercially reasonable actions within its respective power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of the Company to consummate the transactions contemplated hereby as set forth in Section 6.2 hereof.
                                    -----------

     V.9  Publicity. The Company, Parent and Merger Sub shall cooperate with
          ---------
each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither the Company nor Parent and Merger Sub shall issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the consent of the other party or parties hereto, except as otherwise required by applicable Law, but in any event only after giving the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements.

     V.10  Transaction Costs. Whether or not the transactions contemplated
           -----------------
hereby are consummated, Parent shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.5 hereof) that Parent and Merger Sub incur in
                  -----------
connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. The Company shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 3.22 hereof)
                                                           ------------
that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, and to the extent that such costs and expenses have not been paid as of the Effective Time, such cost and expenses shall be included in Corporate Expenses and adjusted for at the Closing.

     V.11  Employees and Employee Benefit Matters.
           --------------------------------------

          (a) At or prior to the Closing (but in no event more than three (3) calendar days prior to the Closing), the Company shall terminate the employment of all Business Employees and other employees of the Company who are (i) not a party to an employment agreement with the Company, (ii) not covered by a collective bargaining agreement to which the Company is a party, or (iii) not identified by Parent in a written instrument delivered to the Company at least forty-five (45) calendar days prior to the Closing (all Business employees not referred to in the foregoing clauses (i), (ii) and (iii) being referred to herein, individually, as a "Retained Employee" and, collectively, as the
                            -----------------
"Retained Employees"). As of the Effective Time, Parent shall, or shall cause
 ------------------
the Surviving Corporation to, retain the employment of all Retained Employees. From and after the Effective Time, each Retained Employee whose employment is not covered by a collective bargaining agreement ("Non-Union Employees") shall
                                                   -------------------
be employed by the Surviving Corporation or Parent at a salary and on terms and conditions (excluding employee benefits) that are at least as favorable in the aggregate as those provided by the Company (or its Affiliates) immediately before the execution hereof. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide each Retained Employee with the same type and level of employee benefits previously provided to Business Employees by the Company by continuing benefits under the Business Benefit Plans (to the extent such plans are not terminated before the Effective Time) for the period specified below. Nothing in this Agreement shall be construed to require any Retained Employee to forfeit any credit for years of service previously earned with the Company or any Affiliate of the Company for purposes of eligibility or vesting credit, as applicable, under the Business Benefit Plans. However, no earlier than eighteen (18) months from the Closing Date, Parent and the Surviving Corporation shall have the right and power to amend or terminate any of the Business Benefit Plans, in order to change the type and level of benefits that Parent or the Surviving Corporation will provide to the Retained Employees. To the extent that any Non-Union Employees are permitted to participate in employee benefit plans or arrangements sponsored or maintained by Parent or Surviving Corporation, Parent or Surviving Corporation shall provide each such Non-Union Employee (i) credit for years of service with the Company or any Affiliate of the Company prior to the Effective Time for the purpose of eligibility and vesting under Parent's health, vacation and other employee benefit plans (including, without limitation, any "employee benefit plan," as defined in Section 3(2) of ERISA, maintained or sponsored by Parent), and (ii) credit for participation in the Business Benefit Plans prior to the Effective Time for any and all pre-existing condition limitations and eligibility waiting periods under group health plans of Parent or Surviving Corporation, and shall cause to be credited to any deductible out-of-pocket expenses under any health plans of Parent any deductibles or out-of-pocket expenses incurred by Non-Union Employees and their beneficiaries and dependents during the portion of the plan year prior to their participation in the health plans of Parent or Surviving Corporation. Notwithstanding any other provision of this Agreement, Business Employees who are covered by a collective bargaining agreement to which the Company is a party on and after the Effective Time shall receive benefits in accordance with the terms of such agreement as of the Effective Time.

           (b) To the extent such transfers have not occurred prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, effectuate the transfer of assets and liabilities of the Tax Deferred Investment Plan of The Chronicle Publishing Company and The Pension Plan of The Chronicle Publishing Company as provided and in accordance with the terms and conditions of the Other Agreements.

           (c) On or after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume or retain, as applicable, any and all obligations to provide continuation coverage pursuant to Section 601 of ERISA, et seq., with respect to current and former employees of the Company and their qualified beneficiaries for whom a "qualifying event," as defined in Section 603 of ERISA, occurs prior to the Effective Time; provided, however, that neither Parent nor the Surviving Corporation shall have such obligation to the extent such obligations have been assumed pursuant to the Other Agreements.

     V.12  Retention and Delivery of Company Records. From and after the
           -----------------------------------------
Effective Time, Parent shall, or shall cause Merger Sub to, preserve, in accordance with the normal document retention policy of the Company, all books and records of the Company; provided, however, that in lieu thereof, Parent may transfer the books and records of the Company to the Shareholder Representative. As soon as practicable following the Effective Time, Parent shall, or shall cause Merger Sub to, deliver to the Current Company Shareholders of the Company (through the Shareholder Representative) financial information relating to the Business and the Company in sufficient detail to enable such shareholders to prepare the Company's Income Tax Returns relating to all taxable periods ending on or prior to the Effective Time. In addition to the foregoing, from and after the Effective Time, Parent shall, or shall cause Merger Sub to, afford to the Current Company Shareholders of the Company, and their respective counsel, accountants and other authorized agents and representatives, during normal business hours and upon the execution and delivery of a confidentiality and non-disclosure agreement in customary form and substance (which shall include appropriate exceptions for disclosure relating to Income Tax Returns and other Tax matters), reasonable access to the employees, books, records and other data of the Company in the possession of Parent or Merger Sub with respect to all taxable periods ending on or prior to the Effective Time, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or Person, or such Person's Affiliates, (b) for the preparation of Income Tax Returns and audits relating to the Company, and (c) for any other reasonable business purpose.

     V.13  Income Tax Returns of the Company for Periods Ending On or Prior to
           -------------------------------------------------------------------
the Closing Date.  Notwithstanding anything to the contrary contained in this
----------------
Agreement, Parent and Merger Sub hereby agree that (a) the Current Company Shareholders, at their own cost and expense, shall have sole control over and shall be entitled and authorized to prepare, file, change, and/or amend on behalf of the Company any and all Income Tax Returns of the Company required to be filed for all taxable periods ending on or prior to the Effective Time, (b) the Current Company Shareholders shall have sole control over any audits or other investigatory proceedings relating to such Income Tax Returns and claims for refunds of Income Taxes ("Proceedings"), and (c) if Parent or Merger Sub
                              -----------
receives any written or other notice of a Proceeding, Parent or Merger Sub shall so notify the Current Company Shareholders (through the Shareholder Representative) in writing within ten (10) Business Days of receipt of such notice; provided, however, that the Shareholder Representative shall provide fifteen (15) days in advance of filing to the Parent for its review copies of the federal and state Income Tax Returns (including the Income Tax Return for the year ended December 31, 1999) to be filed by the Company (other than the related schedules K-1 and any shareholder composite returns) for the taxable year ending with the Merger; provided further, however, that Parent shall have the right, with respect to any Proceeding, to request information from the Shareholder Representative as to the status and development of any Proceeding, and shall have the right, at its own cost and expense, to participate in any Proceeding challenging or in any way affecting the status of the Company as an S corporation in any period ending on or prior to the Effective Time; and provided further, however, that the Current Company Shareholders shall consult with Parent and Merger Sub with respect to any Proceeding that may affect Parent or Merger Sub or any of their Affiliates for taxable periods ending after the Closing Date; and provided further, however, that the Current Company Shareholders shall not enter into any final settlement or closing arrangement with respect to any such Proceedings that may affect Parent or Merger Sub or any of their Affiliates without the prior written consent of Parent and Merger Sub, which consent shall not be unreasonably withheld or delayed. Neither Parent nor Merger Sub shall, for any taxable period ending on or prior to the Closing Date, without the prior written consent of all of the Current Company Shareholders, file, change or amend any Income Tax Return of the Company; provided further, however, that in the case of a shareholder that is a trust, such consent shall be given by or on behalf of such trust's beneficiary or beneficiaries. Parent and Merger Sub shall execute or cause to be executed any powers of attorney or other documents reasonably necessary to designate representatives of the Current Company Shareholders to take the actions reserved to the shareholders of the Company pursuant to this Section 5.13. Neither the Current Company Shareholders,
                         ------------
nor the Shareholder Representative on their behalf, shall take any position before a Governmental Authority or in any Tax Return or amended Tax Return that the Company is not an S corporation for federal or state (other than the District of Columbia) Income Tax purposes for any period ending on or prior to the Closing Date.

     V.14  Application for FCC Consent.  Within five (5) calendar days after the
           ---------------------------
date of this Agreement, the Company and Parent shall join in an application to be filed with the FCC requesting its written consent to the transfer of control of the Broadcast Station Licenses from the Company to Merger Sub (the "Transfer
                                                                       --------
Applications"), and they will diligently take all steps necessary or desirable
------------
and proper to expeditiously prosecute the Transfer Application and to obtain the FCC's determination that grant of the Transfer Application will serve the public interest, convenience and necessity, including, without limitation, compliance with the public notice requirements of the Communications Act. The failure by either party hereto to timely file or diligently prosecute its portion of the Transfer Application as required by this Section 5.14 shall be deemed a material
                                         ------------
breach of this Agreement.

     V.15  Transfer of Payments and Proceeds to Shareholders.  Notwithstanding
           -------------------------------------------------
anything to the contrary set forth in this Agreement, each of the parties hereto hereby acknowledges and agrees that the Current Company Shareholders of the Company shall be entitled to control any proceedings relating to, and receive all payments, proceeds and other benefits that relate to, or arise out of or in connection with the transactions contemplated by the Other Agreements to which the Company is a party, it being expressly acknowledged and agreed by each of the parties hereto that the foregoing shall include, without limitation, the right to receive (i) all payments and proceeds from any such sale, transfer or other disposition of the Disposed Businesses, (ii) any post-closing payments or proceeds resulting from any post-closing adjustment to the closing payments made under any of the Other Agreements, and (iii) any refunds of Taxes included in Corporate Expenses or for which the shareholders of the Company have agreed to indemnify Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement. If Parent or the Surviving Corporation receives any payments, proceeds or other benefits referred to in the preceding sentence, Parent or the Surviving Corporation, as the case may be, shall pay any such amount to the Exchange Agent for deposit in the Shareholder Fund within five (5) Business Days of such receipt, for distribution to the Current Company Shareholders in accordance with the instructions delivered to the Exchange Agent pursuant to
Section 2.8(a) hereof. Each of the parties hereto hereby acknowledges and
--------------
further agrees that, notwithstanding anything to the contrary set forth in this Agreement, the Company shall be entitled, without obtaining the consent or other approval of Parent or Merger Sub, to transfer any and all payments, proceeds and other benefits that relate to, or arise out of or in connection with, the transactions contemplated by any of the Other Agreements to the shareholders of the Company or to an entity designated by them, including, without limitation, those payments and other proceeds described in the foregoing sentence of this
Section 5.15. Parent and Merger Sub shall execute, or cause to be executed, a
------------
of attorney substantially, in customary form and substance, or other documents as may be reasonably necessary, in order to effectuate the transactions contemplated by this Section 5.15.
                     ------------

     V.16  Distribution of Excluded Assets.  Notwithstanding anything to the
           -------------------------------
contrary in this Agreement, Parent and Merger Sub acknowledge that the Current Company Shareholders are entitled to the Excluded Assets. As a result, prior to the Effective Time, the Company shall do one or more of the following: (a) distribute the Excluded Assets to the shareholders of the Company or to a separate entity designated by the shareholders of the Company, (b) sell the Excluded Assets, or (c) take such other actions with respect to Excluded Assets as may be necessary, in the Company's sole discretion, to effect the intent of this Section 5.16.
                                         ------------

     V.17  Indemnification; Officers' and Directors' Insurance.
           ----------------------------------------------------

           (a) The Company shall obtain a prepaid policy or policies (i.e., "tail coverage") which policy or policies shall provide those persons who are currently covered by the Company's directors' and officers' liability insurance policy (copies of which have been heretofore delivered by the Company to Parent or its agents and representatives) for an aggregate period of not less than six
(6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement. Parent shall, and shall cause Surviving Corporation to, cooperate in keeping such insurance policies valid and in effect, and shall cooperate with the Company's current and former directors and officers on pursuing claims and obtaining coverage under such insurance policies. The Surviving Corporation shall not be responsible for any payments or be required to incur any expense in connection with this Section 5.17 (a) or
                                                         ----------------
Section 5.17 (b).
----------------

           (b)  The terms and provisions of this Section 5.17 are intended to be
                                                 ------------
in addition to the rights otherwise available to the Company Indemnified Parties by applicable Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives.

     V.18  Treatment for Tax Purposes.  For all Income Tax purposes, the Company
           --------------------------
and Parent intend, and consistent with such intention shall, and Parent shall cause the Surviving Corporation to, treat the Merger as a taxable sale by the Company of all of its assets to Merger Sub in exchange for the Merger Consideration and the assumption by Merger Sub of all of the Company's Liabilities, followed by the Company's distribution, in complete liquidation, of the Merger Consideration to its shareholders.

     V.19  Listing of Shares of Parent Common Stock.  Parent shall use all
           ----------------------------------------
commercially reasonable efforts to cause the shares of Parent Class A Common Stock to be issued in connection with the Merger to be approved for listing, upon official notice of issuance, on the Nasdaq National Market System, prior to the Effective Time.

     V.20  Affiliate Agreements.  On or prior to the date of the Company
           --------------------
Shareholders Meeting, the Company shall deliver to Parent a letter (the "Company
                                                                         -------
Affiliate Letter") identifying all persons who are "affiliates" of the Company
----------------
for purposes of Rule 145 promulgated under the Securities Act ("Rule 145").  On
                                                                --------
or prior to the Closing Date, the Company will use all commercially reasonable efforts to cause each person identified as an

"affiliate" in the Company Affiliate Letter to deliver a written affiliate agreement in form and substance reasonably satisfactory to Parent and the Company (an "Affiliate Agreement").
             -------------------

     V.21  Asset Purchase Election.
           -----------------------

           (a) In the event that (i) all of the conditions to the obligations of Parent set forth in Section 6.1 hereof, other than the condition to the
                    -----------
obligations of Parent and Merger Sub set forth in Section 6.1(h), have been
                                                  --------------
satisfied or fulfilled, and (ii) all of the conditions to the obligations of the Company set forth in Section 6.2 hereof, other than the condition set forth in
                     -----------
Section 6.2(h), have been satisfied or fulfilled, the Company may, in its sole
--------------
discretion and upon the delivery of written notice thereof to Parent at any time prior to the Closing under this Agreement, elect to have the terms and conditions of this Agreement superseded and replaced in their entirety by the terms and conditions set forth in an Asset Purchase Agreement containing terms and conditions substantially similar to the terms hereof, except for such additional or revised terms and conditions as are set forth on Exhibit B
                                                               ---------
attached hereto ("Asset Purchase Agreement").  Upon receipt of such written
                  ------------------------
notice, without any action by either party hereto, this Agreement shall be deemed terminated and the Asset Purchase Agreement shall be deemed effective and the parties hereto shall use their commercially reasonable efforts to effect the Closing within 10 days of such written notice, or as soon as possible thereafter.

           (b) In the event that (i) all of the conditions to the obligations of Parent and Merger Sub set forth in Section 6.1 hereof, other than the condition
                                   -----------
to the obligations of Parent set forth in Section 6.1(h), have been satisfied or
                                          --------------
fulfilled, (ii) all of the conditions to the obligations of the Company set forth in Section 6.2 hereof, other the condition set forth in Section 6.2(h),
         -----------                                          --------------
have been satisfied or fulfilled, and (a) the Closing under this Agreement has not occurred by June 30, 2000 (unless the Termination Date has been extended beyond June 30, 2000 in accordance with Section 7.1(b), in which case, if the
                                        --------------
Closing has not occurred by such new Termination Date) or (b) after April 30, 2000, if the Company does not have a reasonable expectation that the condition set forth in Section 6.2(h) could be satisfied on or prior to August 31, 2000,
             --------------
as evidenced by a certificate delivered by the Company to Parent, Parent may, in its sole discretion and upon the delivery of written notice thereof to the Company at any time prior to the Closing under this Agreement, elect to have the terms and conditions of this Agreement superseded and replaced in their entirety by the terms and conditions set forth in the Asset Purchase Agreement. Upon receipt of such written notice, without any action by either party hereto, this Agreement shall be deemed terminated and the Asset Purchase Agreement shall be deemed effective, and the parties thereto shall use their commercially reasonably efforts to effect the Closing within 10 days of such written notice, or as soon as possible thereafter.

           (c) In the event that (i) all of the conditions to the obligations of Parent and Merger Sub set forth in Section 6.1 hereof, other than the condition
                                   -----------
set forth in Section 6.1(p), have been satisfied or fulfilled and (ii) all of
             --------------
the conditions to the obligations of the Company set forth in Section 6.2 hereof
                                                              -----------
have been satisfied or fulfilled, Parent may, in its sole discretion and upon the delivery of written notice thereof to the Company at any time prior to the Closing under this Agreement, elect to have the terms and conditions of this Agreement superseded and replaced in their entirety by the terms and conditions set forth in the Asset Purchase Agreement. Upon receipt of such written notice, without any action by either party hereto, this Agreement shall be deemed terminated and the Asset Purchase Agreement shall be deemed effective; provided, however, that if the Company pays Parent $25,000,000 in cash within five (5) business days of receipt of such written notice from Parent, then such election shall be ineffective and this Agreement and the Asset Purchase Agreement shall both be terminated and of no further force or effect.

     V.22  Reporting Requirements.  The Company covenants and agrees that from
           ----------------------
time to time prior to the Closing Date, upon the request of Parent, and at the expense of Parent, the Company shall (i) make promptly available to Parent such financial information with respect to the Station and the Business as Parent may reasonably request in writing in order to prepare any financial statements and financial statement schedules relating to the Station and the Business which Parent may be required to include in any registration statement, report or other document which it files with the Securities and Exchange Commission or any state securities commission, in appropriate form as provided by applicable federal or state securities laws and the rules and regulations promulgated thereunder, and shall direct its present certified public accountants, Arthur Andersen & Co., to cooperate with Parent in connection therewith, and (ii) use its commercially reasonably efforts to obtain promptly for Parent any consent, report, opinion or letter of accountants required to be filed in connection therewith.

     V.23  Indemnified Liabilities Letter.  As soon as practicable following the
           ------------------------------
execution and delivery of this Agreement by each of the parties hereto, the Company shall prepare and deliver to Parent a list of all Indemnified Liabilities as of the date hereof known to the Company.

     V.24  Tax Matters.  The Company undertakes to promptly furnish to Parent
           -----------
following the date hereof, Internal Revenue Service Form 2553, Election by a Small Business Corporation (under Section 1362 of the

Internal Revenue Code), and elections under Section 1361(d)(2) of the Internal Revenue Code regarding qualified subchapter S trusts. Between the date hereof and the Closing Date, the Company shall promptly notify Parent of any request by any shareholder of the Company of a transfer of any of such shareholder's stock in the Company.

                         ARTICLE VI.Closing Conditions
                         -----------------------------

     VI.1 Conditions to Obligations of Parent. The obligations of Parent to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by Parent in writing:

           (a) (i) All representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct as of such specified date only), and (ii) the Company shall have performed and complied in with all the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing, except in the case of clauses (i) and
(ii) of this Section 6.1(a), where the failure to be so true and correct, and the failure to so perform and comply, would not result in Damages in the aggregate in excess of $10,000,000, and except for changes specifically permitted or required by this Agreement.

          (b)  [Intentionally omitted]

          (c) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

          (d) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the transactions contemplated by this Agreement.

          (e) The Company shall have delivered to Parent the following certificates, instruments at or prior to the Closing:

                 (i) an officer's certificate customary for a transaction of this type signed on behalf of the Company by a duly authorized officer thereof;

               (ii) a secretary's certificate customary for a transaction of this type signed on behalf of the Company by the secretary thereof;

               (iii) a certificate of the Company certifying as to its non-foreign status which complies with the requirements of Section 1445 of the Internal Revenue Code, signed on behalf of the Company by a duly authorized officer thereof;

               (iv) a certificate of good standing issued by the Secretary of State of the State of Nevada; and

               (v) a copy of the Company Articles of Incorporation, certified by the Secretary of State of the State of Nevada.

          (f) Parent shall have a received a legal opinion of Latham & Watkins, outside counsel for the Company customary for a transaction of this type.

          (g) Parent shall have a received a legal opinion of W. Ronald Ingram, general counsel of the Company customary for a transaction of this type.

          (h) The Company shall have closed the sales of the assets of the Company as contemplated by the Other Agreements and shall not be in possession of the Excluded Assets.

          (i) The FCC shall have granted its consent to the Transfer Application and such consent shall have become a Final Order.

          (j) Parent shall have obtained the affirmative approval of the holders of that number of outstanding shares of Parent Common Stock required to approve the issuance of the Parent Class A Common Stock in connection with the Merger, as required by the rules and regulations of the Nasdaq Stock Market.

          (k) The Company shall have obtained the affirmative approval of the holders of that number of outstanding shares of Company Common Stock required to approve the Merger and the other transactions contemplated hereby under the NGCL and the Company Articles of Incorporation.

          (l) The holders of no more than five percent (5%) of the outstanding shares of Company Common Stock shall have demanded appraisal for such shares in accordance with the applicable provisions of the NGCL.

          (m) The shares of Parent Class A Common Stock to be issued in connection with the Merger shall have been approved for listing, subject to official notice of issuance, on the Nasdaq National Market System.

          (n) The Form S-4 shall have been declared or ordered effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (o) Since the execution and delivery of this Agreement by each of the parties hereto, there shall not have been any event or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect.

          (p) The S Election shall continue to be valid and in effect.

     VI.2  Conditions to Obligations of the Company.  The obligations of the
           ----------------------------------------
Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Company in writing:

          (a) All representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which shall be true and correct in all material respects as of such specified date only).

          (b) Parent shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing.

          (c) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

          (d) There shall be in effect no Law or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting or restraining the consummation of the transactions contemplated by this Agreement.

          (e) Parent shall have delivered to the Company the following certificates, instruments and other documents:

               (i) an officer's certificate customary for a transaction of this type signed on behalf of Parent by a duly authorized officer thereof; and

               (ii) a secretary's certificate customary for a transaction of this type signed on behalf of Parent by the respective secretaries thereof.

          (f) Parent shall have a received a legal opinion of Cooperman Levitt Winikoff Lester & Newman, P.C., outside counsel for the Company, customary for a transaction of this type.

          (g) The FCC shall have granted its consent to the Transfer Application and such consent shall have become a Final Order.

          (h) The Company shall have closed the sale of the assets of the Company as contemplated by the Other Agreements and shall not be in possession of the Excluded Assets.

          (i) The Company shall have obtained the affirmative approval of the holders of that number of outstanding shares of Company Common Stock required to approve the Merger and the other transactions contemplated hereby under the NGCL and the Company Articles of Incorporation.

          (j) Parent shall have obtained the affirmative approval of the holders of that number of outstanding shares of Parent Common Stock required to approve the issuance of the Parent Class A Common Stock in connection with the Merger, as required by the rules and regulations of the Nasdaq Stock Market.

          (k) The Form S-4 shall have been declared or ordered effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC, and none of the shares of Parent Class A Common Stock to be issued in connection with the Merger shall be "restricted securities" as defined in Rule 144 promulgated under the Securities Act.

          (l) Since the execution and delivery of this Agreement by each of the parties hereto, there shall not have been any event or occurrence that has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

          (m) Each shareholder of the Company shall have received a copy of the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C, signed on behalf of Parent by a duly authorized officer
          ---------
thereof.

                            ARTICLE VII. TERMINATION

     VII.1  Termination.  This Agreement and the transactions contemplated
            -----------
hereby may be terminated and abandoned:

            (a) by either the Company, on the one hand, or Parent, on the other hand, at any time prior to the Closing with the mutual written consent of the other party or parties hereto;

            (b) unless the Closing has not occurred as a result of a breach of this Agreement by the party or parties seeking such termination, by either the Company, on the one hand, or Parent, on the other hand, if the Closing has not occurred on or prior to 5:00 p.m. (California time) on June 30, 2000 (the "Termination Date"); provided, however, that Parent, in its sole discretion, may elect to extend the Termination Date until 5:00 p.m. (California time) on August 31, 2000 in the event that the Closing has not occurred prior to June 30, 2000 as a result of the failure of any of the conditions to the obligations of Parent set forth in Section 6.1(i) or Section 6.1(n) hereof to be satisfied or
             --------------    --------------
fulfilled prior to June 30, 2000 (unless either or both of such conditions have failed to be satisfied or fulfilled as a result of a breach of this Agreement by Parent); and provided further, however, that that the Company, in its sole discretion, may elect to extend the Termination Date until 5:00 p.m. (California time) on August 31, 2000 in the event that the Closing has not occurred prior to June 30, 2000 as a result of the failure of any of the conditions to the obligations of the Company set forth in Section 6.2(g), Section 6.2(h) or
                                        --------------  --------------
Section 6.2(k) hereof to be satisfied or fulfilled prior to June 30, 2000
--------------
(unless any of such conditions has failed to be satisfied or fulfilled as a result of a breach of this Agreement by the Company); provided, however, that in the event that the Company elects to extend the Termination Date due to the failure of the condition to the obligations of the Company set forth in Section
                                                                        -------
6.2(h) (but only if the Company has a reasonable expectation that the condition
------
set forth in Section 6.2(h) could be satisfied on or prior to August 31, 2000)
             --------------
to be satisfied or fulfilled, the Company shall pay Parent $6,666.00 for each day the Termination Date is extended past June 30, 2000;

            (c) by either the Company, on the one hand, or Parent, on the other hand, if any Governmental Authority with jurisdiction over such matters shall have issued a final and nonappealable Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 7.1(c)
                                                                 --------------
unless the party or parties seeking to so terminate this Agreement has used all commercially reasonable best efforts to oppose any such

Governmental Order or to have such Governmental Order vacated or made inapplicable to the transactions contemplated by this Agreement;

            (d) by either the Company, on the one hand, or Parent, on the other hand, if a Final Order granting the Transfer Application is not secured on or before the Termination Date (including any extension thereof); provided, however, that neither the Company, on the one hand, nor Parent, on the other hand, may terminate this Agreement pursuant to this Section 7.1(d) if such party
                                                    --------------
or parties is in material default hereunder, or if a delay in any decision or determinations by the FCC respecting the Transfer Application has been caused or materially contributed to by any failure on the part of such party or parties to furnish, file or make available information within its control or caused by the willful furnishing by such party or parties of incorrect, inaccurate or incomplete information to the FCC, or caused by any action taken by such party or parties for the purposes of delaying any decision or determination respecting the Transfer Application; or

            (e) by either the Company, on one hand, or Parent, on the other hand, if, for any reason, the Transfer Application is designated for hearing by the FCC; provided, however, that neither the Company, on the one hand, nor Parent, on the other hand, may terminate this Agreement pursuant to this Section
                                                                         -------
7.1(e) if such party or parties is in material default hereunder, or if such
------
designation for hearing was caused by or materially contributed to by its misrepresentations in the Agreement or in the Transfer Application or it is in willful and knowing violation of the FCC's rules or policies.

     VII.2  Effect of Termination.  If this Agreement is terminated pursuant to
            ---------------------
Section 7.1 hereof, this Agreement shall become null and void and none of the parties hereto shall have any further liability hereunder except that (i) the provisions of Section 5.9 and Section 5.10 hereof, and Article IX hereof
              -----------     ------------             ----------
generally, shall remain in full force and effect, and (ii) each party hereto shall remain liable to each other party hereto for any breach of its obligations under this Agreement prior to such termination.

                    ARTICLE VIII. SURVIVAL; INDEMNIFICATION

     VIII.1  Survival. Except as set forth in the following sentence, none of
             --------
the representations and warranties of the Company or Parent contained in this Agreement, or in any certificate, instrument or other document delivered by the Company, Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing. The representations and warranties set forth in Section 3.8(a) (No Undisclosed Liabilities), Section 3.9 (Tangible Property), Section 3.14 (Employee Benefit
              -----------                      ------------
Plans), Section 3.16(a) (Litigation), Section 3.18 (Tax Matters) and Section
        ---------------               ------------                   -------
3.19 (Environmental Matters) shall survive the Closing until the first
----
anniversary of the Closing and claims for
indemnification against the Escrow Fund may be brought only within one year following the Closing in accordance with the procedures specified in this
Article VIII. None of the covenants and agreements of the Company, Parent or Merger Sub contained in this Agreement, or in any certificate, instrument or other document delivered by the Company, Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing, except to the extent such covenants and agreements by their terms contemplate performance after the Closing. Except as set forth in this
Article VIII, no claim shall be made or brought by any party hereto after the
------------
Closing for the breach of any covenant or agreement contained in this Agreement, or in any certificate, instrument or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby, except with respect to those covenants and agreements that by their terms contemplate performance after the Closing.

     VIII.2  Indemnification from Escrow Fund.
             --------------------------------

             (a) Subject to the conditions and provisions of this Article VIII, from and after the Closing Date, Parent, Merger Sub and the Surviving Corporation may seek indemnification from, and shall have the right to be indemnified out of, the Escrow Fund for (a) any and all direct damages, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit of proceeding), but shall exclude any consequential, punitive, exemplary or similar non-compensatory damages (such direct damages, losses, liabilities and expenses, collectively "Damages") incurred or sustained by
                                        -------
Parent, Merger Sub or the Surviving Corporation arising out of any breach of any representation and warranty set forth in Section 3.8(a) (No Undisclosed
                                         --------------
Liabilities), Section 3.9 (Tangible Property), Section 3.14 (Employee Benefit
              -----------                      ------------
Plans), Section 3.16(a) (Litigation), Section 3.18 (Tax Matters) and Section
        ---------------               ------------                   -------
3.19 (Environmental Matters) hereof, and (b) any and all Damages incurred or
----
sustained by Parent, Merger Sub or Surviving Corporation arising out of any claims with respect to Indemnified Liabilities. Claims for indemnification on account of Indemnified Liabilities against the Escrow Fund may be brought only within the three year period following the Closing in accordance with the procedures specified in this Article VIII.

             (b) PARENT, MERGER SUB AND THE SURVIVING CORPORATION SHALL HAVE INDEMNIFICATION ONLY PURSUANT TO THIS ARTICLE VIII, AND ONLY TO THE EXTENT OF THE ESCROW AMOUNT CONTAINED IN THE ESCROW FUND, AND NO OFFICER, DIRECTOR, EMPLOYEE OR SHAREHOLDER OF THE COMPANY SHALL HAVE ANY

LIABILITY TO PARENT, MERGER SUB OR THE SURVIVING CORPORATION FOR INDEMNIFICATION OR OTHERWISE PURSUANT TO THIS AGREEMENT.

     VIII.3  Conditions and Indemnification.  The rights of Parent, Merger Sub
             ------------------------------
and Surviving Corporation to indemnification pursuant to Section 8.2 hereof shall be subject to the following terms and conditions:

             (a) Parent must notify the Shareholder Representative of any claims for indemnification pursuant to Section 8.2 hereof (a "Claim") within a
                                -----------            -----
commercially reasonable time after Parent, through an executive officer, becomes aware of the basis for such Claim; provided, however, that the failure to give such notice shall not affect the rights of Parent, Merger Sub or Surviving Corporation hereunder except to the extent that the rights of the Current Company Shareholders shall have been materially prejudiced by reason of such failure. The notice of a Claim shall set forth the basis of the Claim in reasonable detail, and Parent shall otherwise make available to the Shareholder Representative all relevant information which is material to the Claim and which is in the possession of the indemnified party. In no event can a Claim for indemnification pursuant to (i) Section 8.2(a) hereof be made on or after the
                                --------------
first (1/st/) anniversary of the Closing Date, or (ii) Section 8.2(b) hereof be
                                                     --------------
made on or after the third (3/rd/) anniversary of the Closing Date. In addition, claims for indemnification pursuant to Section 8.2(b) hereof can be made only
                                       --------------
after a claim by a third party has been made with respect to an Indemnified Loss and then only in an amount reasonably related to the claim asserted by such third party.

             (b) If any Claim involves a claim by any third party, including without limitation a Governmental Authority, including a claim or Action with respect to an Indemnified Liability (a "Third-Party Claim"), the Shareholder
                                        -----------------
Representative shall have the right to undertake, by counsel or other representatives of its own choosing, reasonably acceptable to Parent, the settlement, compromise or defense of any such Third Party Claim. In the event that the Shareholder Representative shall not elect to undertake such defense, or, within a reasonable time after notice from Parent of any such Third Party Claim, shall fail to defend, Parent (upon further written notice to the Shareholder Representative) shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, by counsel or other representatives of its own choosing. Anything in this Section 8.3 to the
                                                       -----------
contrary notwithstanding and except as otherwise set forth in Section 5.13
                                                              ------------
hereof, (i) if there is a reasonable probability that a Third Party Claim may materially and adversely affect Parent, Parent shall have the right, at its own cost and expense, to participate in the defense, compromise or settlement of the Third Party Claim, (ii) the Shareholder Representative shall not, without Parent's written consent (which consent shall not be unreasonably withheld or delayed), settle or compromise any Third Party Claim or consent to entry of any judgment which is other than for money damages only and does not include as an unconditional term thereof the giving by the claimant or the plaintiff to Parent of a release from all liability in respect of such Third Party Claim, (iii) in the event that the Shareholder Representative undertakes defense, settlement or compromise of any Third Party Claim, Parent, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the Shareholder Representative and his counsel or other representatives concerning such Third Party Claim and Parent and the Shareholder Representative and their respective counsel or other representatives shall cooperate with respect to such Third Party Claim, (iv) in the event that the Shareholder Representative undertakes defense of any such Third Party Claim, the Shareholder Representative shall have an obligation to keep Parent informed of the status of the defense of such Third Party Claim and furnish Parent with all documents, instruments and information that Parent shall reasonably request in connection therewith, and (v) in the event Parent undertakes the defense, settlement or compromise of any such Third Party Claim, Parent shall have an obligation to keep the Shareholder Representative informed of the status of the defense of such Third Party Claim and furnish the Shareholder Representative with all documents, instruments and information that the Shareholder Representative shall reasonably request in connection therewith, and the Shareholder Representative, by counsel or other representative of his own choosing and at his sole cost and expense, shall have the right to consult with Parent and its counsel or other representatives concerning such Third Party Claim, and Parent and the Shareholder Representative and their respective counsel or other representatives shall cooperate with respect to such Third Party Claim, and Parent shall not pay, settle, adjust or compromise any Indemnified Liability or such Third Party Claim without the prior written consent of the Shareholder Representative, which consent shall not be unreasonably withheld or delayed.

     VIII.4    Limitations; Certain Other Indemnification Matters.
               ---------------------------------------------------

          (a) Notwithstanding the foregoing, any Claim made pursuant to Section 8.2(a) hereof shall be recoverable only in the event that the accumulated amount of Damages with respect to Claims made pursuant to Section 8.2(a) hereof exceeds
                                                   --------------
$10,000,000 in the aggregate (and shall be recoverable only for amounts in excess of such amount). Claims made pursuant to Section 8.2(b) shall be
                                                 --------------
recoverable from the first dollar of the Claim asserted and on a dollar for dollar basis.

          (b) The amount of any Damage or Claim, including with respect to Indemnified Liabilities, otherwise recoverable under this Article VIII by
                                                          ------------

Parent, Merger Sub or Surviving Corporation shall be (i) reduced by any amounts recovered by Parent, Merger Sub, Surviving Corporation or their Subsidiaries under insurance policies, indemnification agreements or other arrangements pursuant to which others are responsible for such Damages or Claims (net of any costs incurred in connection with the collection thereof) (it being understood that Parent, Merger Sub, Surviving Corporation and their subsidiaries shall use its commercially reasonable efforts to timely pursue all reasonable remedies against applicable insurers, indemnitors or other liable parties), and (ii) (A) increased to take account of any Tax cost incurred by Parent, Merger Sub, Surviving Corporation or their Subsidiaries by reason of the receipt of any indemnity payment, and (B) reduced to take account of any Tax benefit realized by Parent, Merger Sub, Surviving Corporation or their Subsidiaries by reason of the incurrence or payment of such Damage. In computing the amount of any such Tax cost or Tax benefit, Parent, Merger Sub, Surviving Corporation or their Subsidiaries shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Damage or Claim.

          (c) Parent, Merger Sub and Surviving Corporation shall not be entitled to indemnification under Section 8.2 for Damages incurred or sustained by
                         -----------
Parent, Merger Sub or Surviving Corporation arising out of a breach of any representation and warranty set forth in Section 3.19 (Environmental Matters)
                                         ------------
(A) to the extent that the Damage arises from or is due to any use of the Owned Real Property or the Leased Real Property for other than the use of such property on the Closing Date or other use reasonably necessary for the conduct of the Business, or (B) unless the Response Activities (as defined below) are required under any Environmental Law. If Parent, Merger Sub or Surviving Corporation is entitled to indemnification under Section 8.2 from and against
                                                 -----------
any Damage in connection with the performance of any investigation, clean-up, removal, containment, or other remediation or response actions ("Response
                                                                 --------
Activities"), such Damage shall be limited to Damage incurred to meet the least
----------
stringent standards or requirements that the Parent, Merger Sub or Surviving Corporation is required to meet under the applicable Environmental Law, and to use the affected Owned Real Property or Leased Real Property to conduct the Business. If any Claim involves a Response Activity for which a third-party has or reasonably may be expected to have liability under any Environmental Law, Parent, Merger Sub or Surviving Corporation, as the case may be, shall not waive or compromise any claim (under law or equity) for contribution or indemnity against any such third-party (including any prior owner or operator of the Owned Real Property or Leased Real Property). To the extent that Parent, Merger Sub or Surviving Corporation are indemnified under Section 8.2 for Damages resulting from a Response Activity
                      -----------
for which a third-party has or reasonably may be expected to have liability under any Environmental Law, Parent, Merger Sub and Surviving Corporation, as the case may be, shall assign the Shareholder Representative any claim for contribution or indemnity against such third-party in respect to such Damage. Parent, Merger Sub and Surviving Corporation shall cooperate (without incurring out-of-pocket expenditures) with the Shareholder Representative in respect to any claim for contribution or indemnity that the Shareholder Representative may bring against any third-party related to environmental matters. The amount of any Damage arising out of a breach of any representation and warranty set forth in Section 3.19 (Environmental Matters) otherwise recoverable under Section 8.2
   ------------                                                     -----------
shall be reduced by any amounts recovered by Parent, Merger Sub, Surviving Corporation or their Subsidiaries from any third party.

          (d) Any payment made under any indemnity provided for in this Article
                                                                        -------
VIII shall be treated by the parties to this Agreement as a purchase price
----
adjustment for Tax purposes.

          (e) Parent's, Merger Sub's, Surviving Corporation's and their Affiliates' sole and exclusive remedy with respect to any and all claims and Actions relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each of Parent,
              ------------
Merger Sub and Surviving Corporation, on its own behalf and on behalf of its Affiliates, hereby waives, to the fullest extent permitted under applicable Law, and agrees not to assert in any Action or proceeding of any kind, any and all rights, claims and causes of action it or such Affiliate may now or hereafter have against the other parties hereto relating to the subject matter of this Agreement and the transactions contemplated hereby other than claims for indemnification asserted as permitted by and in accordance with the terms and provisions set forth in this Article VIII (including any such rights, claims or
                             ------------
causes of action arising under or based upon the common law or other applicable law).

          (f) Parent, Merger Sub and Surviving Corporation shall not be entitled to indemnification for any Damages or Claims which were included in Corporate Expenses and resulted in an adjustment of the Total Cash Consideration.

          (g) Parent, Merger Sub, Surviving Corporation and the Shareholder Representative shall cooperate with each other in respect to resolving any Claim, including by making commercially reasonable efforts to mitigate or resolve any such Claim. Parent, Merger Sub and the

Surviving Corporation shall use their reasonable efforts not to take any actions with the intention of provoking a Governmental Authority to make a claim that it would not otherwise have made.

          (h) No Claim shall be made pursuant to Section 8.2(a) hereof with
                                                 --------------
respect to any Indemnified Liability.

     VIII.5  Recovery for Indemnifiable Losses.  The sole source of recovery for
             -------------------------------------------------------------------
the indemnification obligations set forth in Section 8.2 hereof shall be the
--------------------------------------------------------
Escrow Amount as deposited in the Escrow Fund, to be held and disbursed pursuant to the terms and conditions set forth in the Escrow Agreement. All claims for indemnification made pursuant to Section 8.2 hereof shall be effected solely by
                                 -----------
recovery against the funds held in the Escrow Fund, if any, at the time of any such claim for indemnification. The terms and conditions under which Parent and Merger Sub shall be entitled to recover proceeds from the Escrow Fund are set forth in the Escrow Agreement.

                            ARTICLE IX.miscellaneous

     IX.1  Notices.  All notices that are required or may be given pursuant to
           -------------------------------------------------------------------
this Agreement must be in writing and delivered personally, by a recognized
---------------------------------------------------------------------------
courier service, by a recognized overnight delivery service, by telecopy or by
------------------------------------------------------------------------------
registered or certified mail, postage prepaid, to the parties at the following
-------------------------------------------------------------------------------
addresses (or to the attention of such other person or such other address as any
--------------------------------------------------------------------------------
party may provide to the other parties by notice in accordance with this Section
--------------------------------------------------------------------------------
9.1):
----

     if to Parent or Merger Sub, to:         with copies to:
     -------------------------------         --------------

     Young Broadcasting, Inc.                Cooperman Levitt Winikoff

     599 Lexington Avenue                     Lester & Newman, P.C.

     New York, New York  10022               800 Third Avenue

     Attention:  James A. Morgan             New York, New York  10022

            Executive Vice President         Attention:  Robert L. Winikoff
     if to the Company prior to              with copies to:
     ---------------------------             --------------

     the Closing, to:
     ---------------

     The Chronicle Publishing Company        Latham & Watkins

     901 Mission Street                      135 Commonwealth Drive

     San Francisco, California  94103        Menlo Park, California  94025

     Attention:  W. Ronald Ingram            Attention:  Peter F. Kerman

                                                    Kimberly Wilkinson


                                             and, with regard to matters
                                             ---------------------------
                                             relating to Taxes, to:
                                             ---------------------


                                             Skadden, Arps, Slate, Meagher &

                                             Flom LLP

                                             919 Third Avenue

                                             New York, New York  10022

                                             Attention: Matthew A. Rosen


     if regarding the Company or             with a copies to:
     ---------------------------             ----------------

     the Shareholder Representative
     ------------------------------

     after the Closing:
     -----------------

                                             Latham & Watkins

     The address provided from               135 Commonwealth Drive

     time to time by the                     Menlo Park, California  94025

     Shareholder Representative              Attention:  Peter F. Kerman

                                                  Kimberly Wilkinson
                                             and, with regard to matters
                                             ---------------------------
                                             relating to Taxes, to:
                                             ---------------------



                                             Skadden, Arps, Slate, Meagher &

                                             Flom LLP

                                             919 Third Avenue

                                             New York, New York  10022

                                             Attention: Matthew A. Rosen


Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service or sent by telecopy (receipt confirmed) or, if mailed, when actually received.

     IX.2  Attorneys' Fees and Costs.  If attorneys' fees or other costs are
           -------------------------
incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

     IX.3  Assignment.  Neither this Agreement nor any of the rights, interests
           ----------
or obligations hereunder may be assigned or delegated by the Company, Parent or Merger Sub without the prior written consent of the other party or parties hereto and any purported assignment or delegation in violation hereof shall be null and void; provided, however, that Parent may assign its rights to indemnification under this Agreement to any insurer referred to in Section
                                                                   -------
8.4(b) hereof.
------

     IX.4  Amendments and Waiver.  This Agreement may not be modified or amended
           ---------------------
except in writing signed by the party or parties against whom enforcement is sought. The terms of this Agreement may be waived only by a written instrument signed by the party or parties waiving compliance. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise provided. No delay on the part of any party or parties hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party or parties hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section
                                                                      -------
9.4.
---

     IX.5  Entire Agreement.  This Agreement, the Confidentiality Agreement and
           ----------------
the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.

     IX.6  Representations and Warranties Complete.  The representations,
           ---------------------------------------
warranties, covenants and agreements set forth in this Agreement and the Confidentiality Agreement constitute all the representations, warranties, covenants and agreements of the parties hereto and their respective shareholders, directors, officers, employees, affiliates, advisors (including financial, legal and accounting), agents and representatives and upon which the parties have relied.

     IX.7  Third Party Beneficiaries.  Except as set forth below in this Section
           -------------------------                                     -------
9.7, this Agreement is made for the sole for the benefit of the parties hereto
---
and nothing contained herein, express or implied, is intended to or shall confer upon any other Person any third party beneficiary right or any other legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the parties hereto acknowledge and agree that the shareholders of the Company are third party beneficiaries of the benefits under this Agreement that inure to the Company following the Closing, and, as a result, a representative of the shareholders, to be designated in writing by the Company prior to the Closing and after the Closing from time to time by Current Company Shareholders owning a majority of the Company Common Stock immediately prior to the Effective Time (the "Shareholder
                                                    -----------
Representative"), shall be entitled to enforce any of the shareholders' third
--------------
party beneficiary rights following the Closing for so long as any such rights remain in effect pursuant to the terms of this Agreement.

     IX.8  Governing Law.  This Agreement will be governed by and construed and
           -------------
interpreted in accordance with the substantive laws of the State of Delaware, except for corporate matters relating to the Company which shall be governed by the laws of the State of Nevada, in each case without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction.

     IX.9  Neutral Construction.  The parties to this Agreement agree that this
           --------------------
Agreement was negotiated fairly between them at arms' length and that the final terms of this Agreement are the product of the parties' negotiations. Each party hereto represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties hereto agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against any of the parties hereto on the grounds that a party drafted or was more responsible for drafting the provision(s) hereof.

     IX.10  Severability.  In the event that any one or more of the provisions
            ------------
or parts of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction.

     IX.11  Headings; Interpretation; Schedules and Exhibits.  The descriptive
            ------------------------------------------------
headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. References to Sections or Articles, unless otherwise indicated, are references to Sections and Articles of this Agreement. The word "including" means including without limitation. Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

     IX.12  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY
            --------------------
CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
                                                            ------------

     IX.13  Counterparts.  This Agreement may be executed in one or more
            ------------
counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the date first above written.


                              THE CHRONICLE PUBLISHING COMPANY

                              By:______________________________________

                                 Name:

                                 Title:

                              YOUNG BROADCASTING INC.


                              By:______________________________________

                                 Name:

                                 Title:

                                                                         ANNEX B

                    [Letterhead of Lazard Freres & Co. LLC]

                               November 15, 1999

The Board of Directors
Young Broadcasting Inc.
599 Lexington Avenue
New York, NY 10022

Dear Members of the Board:

   We understand that Young Broadcasting Inc., a Delaware corporation (the "Company"), and The Chronicle Publishing Company, a Nevada corporation ("Chronicle"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Chronicle will merge with and into a Delaware corporation to be formed by the Company as its wholly-owned subsidiary ("Merger Sub"), with Merger Sub surviving the merger as a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger, the shares of the capital stock of Chronicle, par value $0.01 per share, issued and outstanding as of the date of the Merger will be converted into the right to receive an aggregate consideration (the "Consideration") consisting of $650 million in cash and 3.5 million shares of Class A Common Stock of the Company, par value $0.001 per share (the "Company Common Stock"), subject to adjustment as provided in the Agreement.

   You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid in connection with the Merger. In connection with this opinion, we have, among other things:

  (i)Reviewed the financial terms and conditions of a draft Agreement dated November 12, 1999;

  (ii) Analyzed certain historical business and financial information relating to the Company and Chronicle;

  (iii) Reviewed various financial forecasts and other data relating to the Company provided to us by the Company and financial forecasts relating to Chronicle through 2000 provided to us by Chronicle (which forecasts, in each case, were limited up to the year 2000, the Company and Chronicle having informed us that no other meaningful longer term forecasts we prepared by them) and financial forecasts relating to Chronicle from 2000 to 2004 provided to us by the Company;

  (iv) Held discussions with members of senior management of the Company and Chronicle with respect to the businesses and prospects of the Company and Chronicle, respectively, the strategic objectives of each, and possible benefits that might be realized following the Merger;

  (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Chronicle;

  (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company and Chronicle;

  (vii)Reviewed the historical stock prices and trading volumes of the Company Common Stock;

  (viii)Conducted such other financial studies, analyses and investigations as we deemed appropriate;

   We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company and Chronicle, or concerning the solvency of or issues relating to solvency concerning the Company or Chronicle. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and Chronicle as to the future financial performance of the Company and Chronicle, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

   Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we did not address the relative merits of the Merger or the Company's underlying decision to effect the Merger.

   In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals, if any, for the Merger will not have an adverse effect on the Company or Chronicle and that the projected synergies of the Merger are realized substantially in accordance with such projections. We have also assumed that the definitive Agreement will not differ in any material respect from the draft thereof furnished to us.

   Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Merger and will receive a fee for our services, which is contingent upon the consummation of the Merger. We have in the past provided investment banking services to the Company for which we received usual and customary compensation.

   Our engagement and the opinion expressed herein are solely for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Merger. This opinion is not intended to and does not constitute a recommendation to any holder of the Company Common Stock as to whether such stockholder should vote for the Merger, if such vote is required under the Company's certificate of incorporation and/or applicable law. We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following the announcement or consummation of the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

   Based on and subject to the foregoing, we are of the opinion that the Consideration to be paid in connection with the Merger is fair to the Company from a financial point of view.

                                          Very truly yours

                                          Lazard Freres & Co. LLC

                                                   /s/ Peter R. Ezersky
                                          By: _________________________________
                                                     Peter R. Ezersky
                                                     Managing Director

      [Letterhead of Donaldson, Lufkin & Jenrette Securities Corporation]

                                                                         Annex C

                               November 15, 1999

Board of Directors
The Chronicle Publishing Company
901 Mission Street
San Francisco, CA 94103

Ladies and Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to The Chronicle Publishing Company (the "Company") of the aggregate consideration to be received by the holders of common stock, par value $0.01 per share ("Company Common Stock") of the Company pursuant to the terms of the Agreement and Plan of Merger, dated November 15, 1999 (the "Agreement"), by and between Young Broadcasting Inc. ("Young") and the Company, the Company will be merged (the "Merger") with and into a to be formed subsidiary of Young.

   Pursuant to the Merger, Young will pay to holders of Company Common Stock an aggregate amount of (i) $650,000,000 million in cash and (ii) a number of shares Young's Class A Common Stock, par value $0.01 per share ("Young Class A Common Stock") equal to:

  (i) in the event the average closing sale price of Young's Class A Common Stock for the 20 consecutive trading days ending 3 trading days prior to consummation of the Merger is equal to or greater than $44.38 and less than or equal to $54.24, an amount equal to $172,585,000 divided by such average price;

  (ii)in the event such average price is less than $44.38, an amount equal to 3,888,801; and

  (iii) in the event such average price is greater than $54.24, an amount equal to 3,181,877.

   In arriving at our opinion, we have reviewed the draft dated November 15, 1999 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the management of the Company. Included in the information provided during discussions with the management of the Company were certain financial projections of the Company for the period beginning January 1, 1999 and ending December 31, 2004 prepared by the management of the Company. In addition, we have compared certain projected financial data of the Company with certain other companies whose securities are traded in public markets, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

   In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its respective representatives, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us.

   With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. In addition, we have assumed that the Merger will be consummated only upon satisfaction of all the conditions set forth in the Agreement, including consummation of the asset sales contemplated by the Other Agreements (as defined in the Agreement). We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

   Our opinion is necessarily based on economic, market, Financial and other conditions as they exist on, and on the information made available to us as of the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which Young Class A Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholders should vote on the proposed Merger.

   Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the aggregate consideration to be received by the holders of Company Common Stock is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                           Securities Corporation

                                                    /s/ Jill Greenthal
                                          By: _________________________________
                                                      Jill Greenthal
                                                     Managing Director

                                                                         ANNEX D

                        QUALIFICATIONS OF AND PROCEDURES
                          FOR DISSENTING STOCKHOLDERS
                        NEVADA REVISED STATUTES SEC. 92A

   92A.300 DEFINITIONS. As used in Nevada Revised Statutes ("NRS") 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

   92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

   92A.310 "CORPORATE ACTION" DEFINED. "Corporate action" means the action of a domestic corporation.

   92A.315 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480, inclusive.

   92A.320 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

   92A.325 "STOCKHOLDER" DEFINED. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

   92A.330 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

   92A.335 "SUBJECT CORPORATION" DEFINED. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

   92A.340 COMPUTATION OF INTEREST. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans, or if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

   92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

   92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED-LIABILITY COMPANY. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

   92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION.

     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

   92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.

     1. Except as otherwise provided in NRS 92A.370 to 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

       (a) Consummation of a plan of merger to which the domestic corporation is a party:

         (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

         (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

       (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

       (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

   92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.

     1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

       (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

       (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

         (1) Cash, owner's interest or owner's interests and cash in lieu of fractional owner's interests of:

                (I) The surviving or acquiring entity; or

                 (II) Any other entity which, at the effective date of the
              plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 holders of owner's interests of record; or

         (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

   92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.

     1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on who behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

       (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

       (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

   92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

   92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's right:

       (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

       (b) Must not vote his shares in favor of the proposed action.

     2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

   92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.

     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

       (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited:

       (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

       (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

       (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

       (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

   92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.

     1. A stockholder to whom a dissenter's notice is sent must:

       (a)  Demand payment;

       (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

       (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

   92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.

     1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

   92A.450 PAYMENT FOR SHARES: GENERAL REQUIREMENTS.

     1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court.

       (a) Of the county where the corporation's registered office is located; or

       (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the compliant promptly.

     2. The payment must be accompanied by:

       (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any:

       (b) A statement of the subject corporation's estimate of the fair value of the shares;

       (c) An explanation of how the interest was calculated;

       (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

       (e) A copy of NRS 92A.300 to 92A.500, inclusive.

   92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.

     1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

   92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.

     1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.160, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his rights to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

   92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.

     1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and elusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

       (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

       (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

   92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND
FEES.

     1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in the amounts the court finds equitable:

       (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

       (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

     4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

                Part II - Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

   (a) The following exhibits are being added to the Joint Proxy
Statement/Prospectus:

  2.1  Form of Asset Purchase Agreement, by and between The Chronicle
       Publishing Company and Young Broadcasting Inc., dated as of November
       15, 1999 (Attached to the Joint Proxy Statement/Prospectus
       Supplement as Annex A).
 23.1 Consent of Ernst & Young on behalf of Young and KRON-TV and BayTV.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of June, 2000.

                                          Young Broadcasting Inc.

                                                 /s/ Vincent J. Young
                                          By: _________________________________
                                                    Vincent J. Young,
                                                        Chairman

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

         /s/ Vincent J. Young               Chairman and Director        June 19, 2000
___________________________________________  (principal executive
             Vincent J. Young                officer)

                     *                      President and Director       June 19, 2000
___________________________________________
            Ronald J. Kwasnick

                     *                      Treasurer and Director       June 19, 2000
___________________________________________
                Adam Young

          /s/ James A. Morgan               Executive Vice President     June 19, 2000
___________________________________________  (principal financial
              James A. Morgan                officer and principal
                                             accounting officer)

                     *                      Director                     June 19, 2000
___________________________________________
             Bernard F. Curry

                     *                      Director                     June 19, 2000
___________________________________________
           Alfred J. Hickey, Jr.

                     *                      Director                     June 19, 2000
___________________________________________
               David C. Lee

                     *                      Director                     June 19, 2000
___________________________________________
                 Leif Lomo

                     *                      Director                     June 19, 2000
___________________________________________
            Robert L. Winikoff


           James A. Morgan
*By: ________________________________
James A. Morgan, as Attorney-in-Fact
            June 19, 2000